Exhibit 10.1

[EXPLANATORY NOTE: CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN
OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE
COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE
SYMBOL “[**]” HAS BEEN INSERTED IN PLACE OF THE PORTIONS SO OMITTED.]

PURCHASE AGREEMENT

among

JOHNSON PROFESSIONAL HOLDINGS, INC.,

S. C. JOHNSON COMMERCIAL MARKETS, INC.

and

CONOPCO, INC.

Dated as of November 20, 2001

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EXHIBITS

Exhibit A	Asset Sellers, Share Sellers, Companies and Joint Venture Entities

Exhibit B	Form of Agency Agreement

Exhibit C	CMI Accounting Policies

Exhibit D	CMI June 29, 2001 Balance Sheet

Exhibit E	Unilever Accounting Policy Manual

Exhibit F	DiverseyLever Accounting Principles

Exhibit G	Form of IP Assignment

Exhibit H	Form of Non-Competition Agreement

Exhibit I	Term Sheet for Note and Registration Rights Agreement

Exhibit J	Form of Stockholders’ Agreement

Exhibits K-1 and K-2	Forms of Supply Agreement

Exhibits L-1 and L-2	Forms of Retained Technology License Agreement and Transferred Technology Agreement

Exhibits M-1 and M-2	Form of Trademark License Agreement and Form of Dispensed Product Agreement

Exhibit N	Form of Transitional Services Agreement

Exhibit O	Forms of Legal Opinions

Exhibit P	Preparation of Closing Statements

Exhibit Q	DiverseyLever Statutory Financial Statements

Exhibit R	DiverseyLever Management Financial Statements

Exhibit S	Inflation Charge on Working Capital

SCHEDULES

Schedule A	Adjusted EBITDA

Schedule B	CMI Base Working Capital Amount

Schedule C	CMI Discontinued or Excluded Businesses

Schedule D	Unilever Consumer Brands

Schedule E	DiverseyLever Discontinued or Excluded Businesses

Schedule F	Exceptional and Non-Recurring Items

Schedule G	Excluded Assets

Schedule H	Excluded Employees

Schedule I	Excluded Intellectual Property

Schedule J	[**]

Schedule K	DiverseyLever Base Working Capital Amount

Schedule L	Seconded Employees

Schedule 2.1	Designated Buyers

Schedule 3.7	Allocation of the Purchase Price and Assumed Liabilities; Principles for Allocation

Schedule 3.8	EBITDA Purchase Price Adjustment and Reallocation

Schedule 4.4(d)(i)	Review Standards for Certain Financial Statements

Schedule 5.17	Financing Commitments

Schedule 6.7(e)	Phase I Environmental Assessment Principles

Schedule 6.13	Return Employees

Schedule 6.17(e)	Future DiverseyLever Unaudited Financial Statements

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Schedule 7.1(a)	Shared Facilities

Schedule 7.4(a)	DiverseyLever Pre-Closing Reorganizations

Schedule 7.6(a)	CMI Pre-Closing Reorganizations

Schedule 7.7(c)	CMI Consumer Contracts

Schedule 9	Agreements with Respect to Employees and Employee Benefits

Schedule 11.1(a)(iii)(B)	Material Third Party Consents

Schedule 11.9	Retained Litigation

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PURCHASE AGREEMENT

This PURCHASE AGREEMENT dated as of November 20, 2001, is by and among Johnson Professional Holdings, Inc., a Delaware corporation (“Holdings”), S.C. Johnson Commercial Markets, Inc., a Delaware corporation (“Commercial Markets, Inc.” and, together with Holdings, “Buyer”) and Conopco, Inc., a New York corporation (“Conopco”).

RECITALS

WHEREAS, Unilever (as hereinafter defined), through the Sellers (as hereinafter defined), is engaged in the DiverseyLever Business (as hereinafter defined);

WHEREAS, Conopco is an indirect, wholly-owned subsidiary of Unilever;

WHEREAS, Conopco desires to subscribe for, or cause the subscription for, the Holdings Shares (as hereinafter defined) from Holdings, and Holdings desires to issue to Conopco or to such other Person(s) (as hereinafter defined) as are permitted under the Stockholders’ Agreement (as hereinafter defined) to own the Holdings Shares, the Holdings Shares on the terms and conditions set forth in this Agreement;

WHEREAS, Conopco desires to sell, or cause the sale of, the DiverseyLever Business (excluding the UK Shares (as hereinafter defined)) to Buyer or the Designated Buyers (as hereinafter defined), and Buyer or the Designated Buyers desire to purchase from Sellers, the DiverseyLever Business (excluding the UK Shares), in each case, on the terms and conditions set forth in this Agreement;

WHEREAS, in respect of the UK Shares, Conopco and Buyer desire that a sale and purchase of such UK Shares shall occur by the applicable Share Seller agreeing through the agency of Conopco with the Designated UK Buyer through the agency of Commercial Markets, Inc. to sell to the relevant Designated UK Buyer the UK Shares on the terms and conditions set forth in this Agreement; and

WHEREAS, certain facilities, assets and services of Unilever and its Affiliates (as hereinafter defined) are utilized in the DiverseyLever Business, on the one hand, and the other businesses of Unilever and its Affiliates, on the other hand, and after the Closing (as hereinafter defined) certain of such facilities, assets and services will be shared by Unilever and its Affiliates and Buyer and the Designated Buyers pursuant to the terms of certain agreements contemplated hereby.

NOW, THEREFORE, Buyer and Conopco agree as follows:

ARTICLE I

DEFINITIONS

1.1   Certain Definitions.

As used in this Agreement (as hereinafter defined), the following terms have the following meanings:

“144A Offering Documents” shall mean (a) the preliminary and final Rule 144A offering memoranda to be used in connection with Commercial Markets, Inc.’s offering of the High Yield Notes (the “Rule 144A Offering”), and any amendments or supplements thereto, (b) any registration statement to be filed with the SEC by Commercial Markets, Inc. in connection with the resale or exchange of the High Yield Notes offered in the Rule 144A Offering, and any amendments or supplements thereto, (c) any preliminary or final prospectus included in such registration statements, and any amendments or supplements thereto, and (d) any related document furnished to the SEC in connection therewith, and any amendments or supplements thereto.

“Accountant” shall mean (a) the public accounting firm of Ernst & Young or any successor organization, subject to clearance of any conflicts of interest, (b) if Ernst & Young is conflicted, the public accounting firm of KPMG or any successor organization, subject to clearance of any conflicts of interest, and (c) if KPMG is conflicted, the public accounting firm of Deloitte & Touche or any successor organization, subject to clearance of any conflicts of interest.

“Acquisition Proposal” shall mean any proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates, for a transaction resulting, directly or indirectly, in a sale or transfer to any third party of all or any substantial portion of the DiverseyLever Business (but excluding, for the avoidance of doubt, any other transactions permitted pursuant to the provisions of Section 6.1(b)(iii)).

“Adjusted EBITDA” shall mean with respect to Conopco, the EBITDA of the DiverseyLever Business, as adjusted to reflect the adjustments set forth on Part 1 of Schedule A, and, with respect to Buyer, the EBITDA of the CMI Business, as adjusted to reflect the adjustments set forth on Part 2 of Schedule A. For the avoidance of doubt, no sales, costs or EBITDA of the Unilever Consumer Brands Business shall be included in the Final DiverseyLever Adjusted EBITDA.

“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. In the case of the Share Sellers and the Asset Sellers, “Affiliates” shall include Unilever PLC and Unilever NV and any entity a majority of the voting control of which is owned, directly or indirectly, by Unilever PLC and/or Unilever NV. For the avoidance of doubt, (a) prior to the Closing, a Company shall be deemed an Affiliate of Unilever but not Buyer, and (b) after the Closing, a Company shall be deemed an Affiliate of Buyer but not Unilever. For the avoidance of doubt, Persons in which a member of the CMI Group holds 50% or more of the outstanding shares of capital stock or other equity or similar interests shall be deemed an Affiliate of Buyer.

“Affiliate Transaction” means any agreement, contract, arrangement or other transaction or series of related transactions (including, without limitation, any purchase, sale, transfer, assignment, lease, license, conveyance or exchange of assets or property, any merger, consolidation or similar transaction or any provision of any service) between or among (a) Buyer or any Affiliate controlled by Buyer (a “Buyer-Controlled Affiliate”), on the one hand, and (b) Commercial Markets Holdco, Inc. or any Affiliate of Commercial Markets Holdco, Inc. (other than Buyer or a Buyer-Controlled Affiliate), on the other hand, that has an aggregate fair market value or pursuant to the terms thereof will result in aggregate expenditures or aggregate payments in excess of (i) with respect to agreements, contracts, arrangements and transactions that are not on arm’s length terms, $100,000 individually, or (ii) with respect to agreements, contracts, arrangements and transactions that are on arm’s length terms, $2,000,000 individually; provided, however, that Affiliate Transactions shall not include (A) transactions effected pursuant to (1) any agreement, contract or arrangement set forth on Section 5.9(a)(iv) or 7.7 of the CMI Disclosure Schedules, (2) any agreement, contract or arrangement set forth on Part A of Exhibit 1 of the Stockholders’ Agreement as of the date of this Agreement, (3) any agreement, contract or arrangement on arms’ length terms intended to be included on Part B of Exhibit 1 of the Stockholders’ Agreement as of the Closing Date, (4) any agreement, contract or arrangement on arm’s length terms in effect, or entered into, on or prior to the Closing Date hereof that has an aggregate fair market value, or pursuant to the terms thereof will result in aggregate expenditures or aggregate payments, of less than $500,000 individually, and (5) any renewal, extension, amendment or modification of any of the foregoing which (x) is not material and does not provide for any price increases under such agreement, contract or arrangement in excess of 10% of then current prices, or (y) is automatically effective under the terms of such agreement, contract or arrangement as in effect on or prior to the date hereof, (B) any agreement, contract, arrangement or transaction with respect to the compensation of a director or officer of Buyer or any Buyer-Controlled Affiliate approved by the Compensation Committee of the Board of Directors of CMI, and (C) any employment, non-competition, confidentiality or similar agreement entered into by Buyer or any Buyer-Controlled Affiliate with a director, officer or employee in the ordinary course of business. For purposes of this definition, “arm’s length terms” means terms that are no less favorable to Buyer or such Buyer-Controlled Affiliate than those that could have been obtained in a transaction by Buyer or such Buyer-Controlled Affiliate with a Person that is an independent third party.

“Agency Agreement” shall mean the Master Sales Agency Agreement to be executed and delivered at Closing by Commercial Markets, Inc. and Unilever or their respective Affiliates, relating to Commercial Markets, Inc. or its Affiliates acting as agent for the promotion and sale of the Unilever Consumer Brands Products in certain jurisdictions, in the form of Exhibit B.

“Agreement” shall mean this Agreement and any supplements, amendments, exhibits and schedules hereto.

“Ancillary Agreements” shall mean the Transitional Services Agreement, the Technology License Agreements, the Trademark License Agreement, the Dispensed Products License Agreement, the Supply Agreements, the Agency Agreement, the Stockholders’ Agreement, the Non-Competition Agreement, the Guarantee Agreement, the Note, the Note Indenture, the Registration Rights Agreement, the Unilever Financing Agreement, such leases as may be entered into pursuant to Section 7.1 hereof, and the Local Transfer Agreements.

“Ancillary Documents” shall mean (a) the assignment and assumption agreements, bills of sale and other customary instruments, documents, certificates and agreements to be executed and delivered at the Closing, including those documents evidencing the conveyance of the Assets and the assumption of the Assumed Liabilities, and (b) the Ancillary Agreements.

“Applicable Law” shall mean (a) all applicable and binding international, foreign, federal, European Union, national, supranational, state, regional or local laws, statutes and subordinate legislation, directives, rules, regulations, ordinances, zoning, building or other similar restrictions, orders, decisions, judgments or decrees, regulatory agreements or regulatory orders, (b) the common law and (c) the rules and regulations of any United States or foreign securities exchange.

“Applicable Rate” shall mean a rate per annum (carried out to the fifth decimal place) equal to the offered rate that appears on a specified date (or, if it does not appear on such specified date, on the next preceding date on which it does appear) on the page of the Telerate Screen that displays an average British Banker’s Association Interest Settlement Rate for deposits in the applicable currency with a term of 180 days, plus 25 basis points.

“Asset Sellers” shall mean Unilever and each Affiliate of Unilever transferring Assets pursuant to this Agreement and described in Exhibit A.

“Assets” shall mean, collectively, (a) the DiverseyLever Business IPR, excluding the Deferred Patents and the Retained Patents; (b) all assets, properties, rights and interests of any kind, nature and description (other than, in each case, Intellectual Property unless specifically included) owned by or for the benefit of any member of the Unilever Group (other than a Company) that relate exclusively or primarily to, or which are used exclusively or primarily in connection with, the DiverseyLever Business (other than assets, properties, rights and interests of the Companies), including:

(i)  the Real Property (other than Real Property of the Companies);

(ii)  each Real Property Lease (other than Real Property Leases of the Companies);

(iii)  the Contracts (other than Contracts of the Companies);

(iv)  all Documents (other than Documents of the Companies) in the possession, or under the control, of any member of the Unilever Group that relate exclusively to the DiverseyLever Business, including Documents relating to Inventory, purchasing, accounting, sales, export, import, research, engineering, manufacturing, maintenance, repair, marketing, DiverseyLever Intellectual Property Assets, shipping records, personnel files for Employees and all files, customer and supplier lists, records, literature and correspondence, whether or not physically located on the Real Property, but excluding the Excluded Documents;

(v)  all DiverseyLever Business Inventory as of the opening of business on the Closing Date;

(vi)  [Reserved];

(vii)  subject to Section 3.4(b), all Authorizations that are (A) exclusively related to the DiverseyLever Business or (B) specific to the Real Property (other than Real Property of the Companies);

(viii)  all Goodwill, including any goodwill associated with the Trademarks included in the DiverseyLever Intellectual Property Assets but excluding any Goodwill associated with the Excluded Intellectual Property;

(ix)  all security deposits and prepaid charges of any member of the Unilever Group to the extent that they represent payments for Assets, including any advance royalty payments;

(x)  the Business Plant and Machinery;

(xi)  all Promotional Materials (other than Promotional Materials of the Companies);

(xii)  all site plans, surveys, soil and substratus studies, architectural drawings, plans and specifications, engineering, electrical and mechanical plans and studies, floor plans, landscape plans, appraisals, feasibility studies, environmental studies and other plans and studies of any kind to the extent existing and in the possession or subject to the control of any member of the Unilever Group and to the extent relating to the Real Property (the “Real Property Documents”) and, to the extent Real Property Documents are used in the DiverseyLever Business and any other businesses of the Unilever Group, copies of the relevant parts of such Real Property Documents to the extent required to operate the DiverseyLever Business;

(xiii)  all rights of any member of the Unilever Group under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to (A) products sold to or services provided to any member of the Unilever Group to the extent relating to the DiverseyLever Business or (B) the Assets;

(xiv)  benefits under all third party insurance policies obtained exclusively for, or that provide coverage exclusively for, the DiverseyLever Business, including occurrence based policies for periods prior to Closing, and all rights to the proceeds of such insurance policies, in each case, subject to the terms and conditions of such insurance policies (including deductibles) and to the extent received or receivable in respect of any Assumed Liability, any asset reflected on the DiverseyLever Closing Statement or any asset acquired after the date of the DiverseyLever Closing Statement that is or would, if held by any member of the Unilever Group on the Closing Date, be an Asset (except to the extent such asset has been replaced or repaired as of the Closing);

(xv)  any Return in respect of which there is an Assumed Liability;

(xvi)  all Receivables (other than Receivables of the Companies) to the extent relating to the DiverseyLever Business;

(xvii)  all Software (excluding, for the avoidance of doubt, Intellectual Property in such Software) owned by or for the benefit of any member of the Unilever Group (other than a Company) that relates exclusively or primarily to, or which is used exclusively or primarily in connection with, the DiverseyLever Business; and

(xviii)  any supplier rebates or portions thereof earned with respect to the DiverseyLever Business as conducted prior to Closing (whenever earned);

and (c) all fixed assets, plant, fixtures and equipment (including rolling stock but excluding all Inventory) located on Real Property as of the Closing Date which are used in the Unilever Consumer Brands Business as it is to be operated by Buyer pursuant to the Agency Agreement (the “Transferred Unilever Consumer Brands Business Assets”); provided, that Assets shall not include the Shares, the Other Joint Venture Interests or the Excluded Assets. For the avoidance of doubt and subject to the provisions of Article VII, other than Assets described in clauses (i), (ii), (iii), (iv), (v), (vii), (viii), (ix), (xi), (xii), (xiv) and (xvi), (A) any Asset (other than Intellectual Property) that is used primarily in or relates primarily to the DiverseyLever Business and that is not divisible shall be deemed to constitute an Asset in its entirety, and (B) any Asset (other than Intellectual Property) that is used primarily in or relates primarily to the DiverseyLever Business and is also used in or relates to any business of the Unilever Group other than the DiverseyLever Business that is divisible shall be deemed to constitute an Asset only to the extent used in or related to the DiverseyLever Business.

“Assumed Liabilities” shall mean all past, present and future liabilities and obligations, whenever arising, of any member of the Unilever Group to the extent such liabilities relate to, or arise out of, the DiverseyLever Business or the Transferred Unilever Consumer Brands Business Assets; provided, however, that the Assumed Liabilities shall not include any Excluded Liabilities.

“Authorization” shall mean any domestic or foreign federal, national, state, local or other governmental consent, license, permit, permission, franchise, concession, grant, waiver, order, registration to conduct business, product registration, authorization, approval, exemption, variance or similar right.

“Books and Records” shall mean the books and records (other than Tax records) to the extent containing business information (and to such extent only) in relation to the DiverseyLever Business of (a) any member of the Unilever Group or (b) the Companies.

“Breach Notice” shall mean a Buyer Terminating Breach Notice, a Buyer Representation Breach Notice, a Buyer MAE Notice, a Conopco Terminating Breach Notice, a Conopco Representation Breach Notice and/or a Conopco MAE Notice.

“Business Day” shall mean a day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York City, Amsterdam or London are authorized or required by Applicable Law to be closed; provided, that, except for purposes of Section 6.1(d)

and Section 6.2(d), the days beginning on (and including) December 21, 2001 and ending on (and including) January 2, 2002 shall not constitute Business Days.

“Business Employee” shall mean any Employee who is not a Company Employee.

“Buyer’s Accountants” shall mean the public accounting firm of Arthur Andersen LLP, or any successor organization.

“Cash” shall mean (a) in the case of the DiverseyLever Business, all cash, cash equivalents, current investments and marketable securities, including, in the case of the Companies, all cash on hand maintained by the Companies at the Real Property, and cash, cash-equivalents, current investments and marketable securities in lock boxes or on deposit with or held by any financial institution by or for the Companies or for the DiverseyLever Business, but excluding all rights to repayments of Tax and all other Tax Assets, and (b) in the case of the CMI Business, all cash, cash equivalents, current investments and marketable securities, including, with respect to any member of the CMI Group, all cash on hand maintained at the CMI Real Property, and cash, cash-equivalents, current investments and marketable securities in lock boxes or on deposit with or held by any financial institution by or for any member of the CMI Group or for the CMI Business, but excluding all rights to repayments of Tax and all other Tax Assets.

“Central Research & Development and Services Agreements” shall mean (a) the central research & development and services agreements between various of the Companies (the “Intergroup CRDS Agreements”) and (b) the central research & development and services agreements between members of the Unilever Group and the Companies (the “Intragroup CRDS Agreements”) which, in each case, provide access to Unilever’s, or a member of the Unilever Group’s, research and development, Intellectual Property and central services (including services in product, customer, and business co-ordination, marketing and sales, public relations, personnel and management development, commercial, administrative and financial issues, information technology, international trademark services, legal and tax matters, purchasing and logistics) (together the “Unilever Central Services”).

“Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of Holdings.

“Closing Debt/Cash Balance Statements” shall mean the DiverseyLever Closing Debt/Cash Balance Statement and the CMI Closing Debt/Cash Balance Statement.

“Closing Statements” shall mean the DiverseyLever Closing Statement and the CMI Closing Statement.

“CMI Accounting Principles” shall mean the accounting principles and policies described or referred to in the Audited CMI Financial Statements (including the notes thereto) and such additional policies as are described on Exhibit C.

“CMI Base Debt/Cash Balance” shall mean $380,500,000. For the avoidance of doubt, the CMI Base Debt/Cash Balance shall not reflect or give effect to any reduction in Cash resulting from the payment by Buyer on or before June 29, 2001 of any CMI M&A Costs.

“CMI Base Working Capital Amount” shall mean the amounts set forth on Schedule B, which shall be converted into dollars and summed pursuant to the terms of Section 3.5(d)(iv).

“CMI Business” shall mean (a) the business of manufacturing, marketing, distributing, developing and selling building maintenance, cleaning, pest elimination, laundry, warewashing, food hygiene and sanitation products, plastic additives and polymer intermediates to Customers, and (b) the business of developing, marketing, selling and providing facilities maintenance services for Professional End-Users, in the case of (a) and (b), as conducted by the members of the CMI Group.

“CMI Discontinued or Excluded Business” shall mean any business, facility, or line of business (comprised of multiple product lines targeted at a business segment, and, for the avoidance of doubt, examples of such business segment would be vehicle washing, water treatment and metal surface treatment) (and any personnel and assets relating to such business, facility or line of business) of any member of the CMI Group or any of its predecessors, that prior to the Closing Date (a) had been (i) closed, wound-up, discontinued or otherwise terminated or (ii) sold or otherwise disposed of to any Person (other than a member of the CMI Group) or (b) were in the process of being (i) closed, wound-up, discontinued or otherwise terminated or (ii) sold or otherwise disposed of to any Person (other than a member of the CMI Group), and, in the case of this clause (b), which are described on Schedule C and are closed, wound-up, discontinued or otherwise terminated, or sold or otherwise disposed of, by Closing.

“CMI Former Property” shall mean any site or facility which (a) was owned, occupied or used directly or indirectly prior to (but no longer as at) the Closing Date by any member of the CMI Group or any of its or their predecessors in the CMI Business and/or (b) formed part of an CMI Discontinued or Excluded Business.

“CMI Group” shall mean Holdings, its Subsidiaries (excluding, prior to Closing, the Companies, but including them thereafter) and any other Persons that are controlled (including, for the avoidance of doubt, Persons in which a member of the CMI Group holds 50% or more of the outstanding shares of capital stock or other equity or similar interests), directly or indirectly, by Holdings. References to a “member” or “members” of the CMI Group shall be construed accordingly.

“CMI Intellectual Property Assets” shall mean all Intellectual Property owned by any member of the CMI Group.

“CMI June 2001 Balance Sheet” shall mean the audited consolidated balance sheet of the CMI Business dated as of June 29, 2001 and attached hereto as Exhibit D.

“CMI Knowledge Group” shall mean David Andersen, Michael J. Bailey, Warren R. Bovee (in relation to Intellectual Property matters only), JoAnne Brandes, D. Jeffrey Carter (in relation to Tax matters only), Greg Clark, Andy Drummond, Michael Gibbs, P. Todd Herndon, Amy Kohlhardt (in relation to pension matters only), Deb Lake (in relation to employee and pension matters only), Greg Lawton, Sue Leboza (in relation to information technology matters only), Ramon Llenado, Luis F. Machado, Alejandro Martinez de Hoz, Paul Mathias, Morio Nishikawa, Gary Raley and Andrew Webb.

“CMI M&A Costs” shall mean the fees, costs and expenses of any member of the CMI Group relating to the merger and acquisition services and advice (but not any services or advice relating to the Financing or to the operation or integration of the CMI Business and/or the DiverseyLever Business after the Closing) of Goldman Sachs & Co., Tanner & Co., Jones, Day, Reavis & Pogue and such other outside counsel (in any jurisdiction) as Buyer or any member of the CMI Group may retain in connection with the merger and acquisition transactions (but not the Financing or the operations or integration of the CMI Business and/or the DiverseyLever Business after the Closing) contemplated by this Agreement.

“CMI Material Adverse Effect” shall mean any event, development, change, circumstance or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the CMI Business, taken as a whole, except for any such event, development, change, circumstance or state of facts (a) to the extent resulting from the announcement of this Agreement and the transactions contemplated hereby, (b) affecting or resulting from general economic conditions, (c) affecting generally the industries in which the CMI Business is engaged or (d) arising from the events which occurred in New York, New York and Washington, D.C. on September 11, 2001, including any war, hostilities or military action (or further terrorist action) of any type (including the use or threat of use of biological or chemical weapons) arising therefrom or relating thereto.

“CMI Patents” shall mean the Patents owned by any member of the CMI Group.

“CMI Real Property” shall mean the CMI Owned Real Property and the CMI Leased Real Property.

“CMI Special Knowledge Group” shall mean Michael J. Bailey, JoAnne Brandes, Warren R. Bovee (in relation to Intellectual Property matters only), D. Jeffrey Carter (in relation to Tax matters only), Michael Gibbs, Todd Herndon and Luis F. Machado.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Companies” shall mean (a) those entities described in Part B of Exhibit A, (b) the Controlled Joint Venture Entities and (c) such other entities as may be formed after the date hereof and transferred to Buyer or a Designated Buyer in accordance with the provisions of Section 7.4, and “Company” shall mean any one of them.

“Company Employee” shall mean any Employee employed by one or more Companies.

“Competition/Investment Law” shall mean the Sherman Act, as amended, Council Regulation No. 4064/89 of the European Community, as amended (the “EC Merger Regulation”), the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Articles 81 and 82 (formerly Articles 85 and 86, respectively) of the Treaty Establishing the European Community and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) antitrust, monopolization, restraint of trade or competition.

“Confidentiality Agreements” shall mean the Letter Agreement, dated as of December 20, 2000, between Unilever United States, Inc. and Commercial Markets, Inc., as amended, and the Joint Defense Agreement, dated as of June 1, 2001, among Commercial Markets, Inc. and Unilever PLC, Jones, Day, Reavis & Pogue, Slaughter and May and Arnold and Porter.

“Connectivity Know-How” shall mean the operational processes and procedures used by the Unilever Infrastructure Management Centers to operate and manage the Unilever information technology infrastructures, including the procedures used to:

(a)  manage desktop and server computers, the operation of the Unilever network and its secure links to the Internet;

(b)  provide the Unilever messaging service; and

(c)  support the Unilever Internet web sites located in Exodus and the security and anti-virus procedures used to safeguard Unilever’s business;

and that in each such case is disclosed to Buyer expressly as Connectivity Know-How.

“Conopco’s Accountants” shall mean the public accounting firm of PricewaterhouseCoopers, or any successor organization.

“Consolidated Interest Expense” shall mean, with reference to any period, the interest expense, net of interest income, of the CMI Group, calculated on a consolidated basis for such period in accordance with the CMI Accounting Principles consistently applied.

“Consolidated Net Income” shall mean, with reference to any period, the net income (or loss) of the CMI Group, calculated on a consolidated basis for such period in accordance with the CMI Accounting Principles consistently applied.

“Constituent Documents” shall mean, with respect to any Person, such Person’s articles of incorporation and bylaws, or other similar documents prescribed by the Applicable Laws of such Person’s jurisdiction of organization.

“Contracts” shall mean all leases, subleases, rental agreements, insurance policies, sales orders, licenses (including Intellectual Property licenses), agreements, purchase orders, instruments of indebtedness, guarantees and any and all other contracts or binding arrangements (whether written or oral or through course of dealing, in each case, to the extent binding) of (a) in the case of the DiverseyLever Business, (i) any member of the Unilever Group, relating exclusively or primarily to the DiverseyLever Business, or (ii) any of the Companies, but shall not include any contracts or other binding arrangements relating exclusively or primarily to the Unilever Consumer Brands Business, the Excluded Assets or Excluded Liabilities, and (b) in the case of the CMI Business, any member of the CMI Group.

“Controlled Joint Venture Entities” shall mean Joint Venture Entities in which Unilever owns or otherwise controls, directly or indirectly, a majority of the outstanding shares of capital stock or other equity or similar interests, in each case, having the right to vote generally in the election of directors (or comparable governing group).

“Copyrights” shall mean all copyrights (including copyrights in Software) and database rights (whether registered or unregistered and including applications for the registration of any such thing) and unregistered design rights and all forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world.

“Cure Plan” shall mean any cure plan provided by Buyer under Section 10.3 or by Conopco under Section 10.4.

“Customer” shall mean (a) Professional End-Users and (b) any wholesaler, distributor, “cash and carry” outlet or similar reseller who purchases, in the case of the DiverseyLever Business, DiverseyLever Business Products, and in the case of the CMI Business, the products sold by the CMI Business, in each case described in clause (b), for the purpose of resale, either directly or indirectly, to Professional End-Users.

“Debt/Cash Balance” shall mean Indebtedness minus Cash. For the avoidance of doubt, the Indebtedness and Cash of any Person shall be treated as positive figures. However, a Debt/Cash Balance may be either a positive or a negative amount.

“Deferred Patents” shall mean European Patent No. 372,628 and 538,916 (in each case in all designated states) and European Patent Application No. 99 200 057.0 (in all designated states) and all their counterpart patents and applications.

“Designated Buyers” shall mean (a) Commercial Markets, Inc., Holdings, any Subsidiary of Commercial Markets, Inc. designated in writing to Conopco by Buyer pursuant to Section 2.1(c)(i) and (b) the Designated UK Buyer, and “Designated Buyer” means any one or more of the aforementioned.

“Designated UK Buyer” shall mean Johnson Professional UK Limited, a private limited company incorporated under the laws of England and Wales.

“Disclosure/Offering Documents” shall mean, collectively, (a) the 144A Offering Documents, (b) any disclosure documents provided to the lenders in connection with the financing contemplated by the Bank Commitment or the Bridge Commitment, and any amendments or supplements thereto, (c) any offering or placement memorandum (whether preliminary or final) of Commercial Markets, Inc. or any registration statement to be filed with the SEC by Commercial Markets, Inc. (including any preliminary or final prospectus included in such registration statement) to be used in connection with the offering, sale or resale of securities (whether equity or debt) related to the refinancing, roll-over, extension or conversion of Indebtedness incurred in connection with the Bridge Commitment, and any amendments or supplements thereto, (d) any offering or placement memorandum (whether preliminary or final) of Holdings or any registration statement to be filed with the SEC by Holdings (including any preliminary or final prospectus included in such registration statement) relating to the offering, sale or resale of the Note (including any portion thereof), and any amendments or supplements thereto, (e) any reports of Holdings or Commercial Markets, Inc. required to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and any amendments or supplements thereto, and (f) any related document furnished to the SEC, lenders or investors in connection therewith, and any amendments or supplements thereto.

“Dispensed Products License Agreement” shall mean the Dispensed Products License Agreement to be executed and delivered at Closing by Buyer and Unilever, in the form attached as Exhibit M-2.

“DiverseyLever Accounting Policies” shall mean the accounting principles and policies described in the Unilever Accounting Policy Manual, as supplemented by the policies attached as Exhibit F.

“DiverseyLever Base Debt/Cash Balance” shall mean EUR 0.

“DiverseyLever Base Working Capital Amount” shall mean the amounts set forth on Schedule K, which shall be converted into Euro and summed pursuant to the terms of Section 3.5(e)(iv).

“DiverseyLever Books and Records” shall mean the books and records of (a) any member of the Unilever Group to the extent (i) relating to the DiverseyLever Business (and to such extent only) and (ii) containing business information, and/or (b) the Companies.

“DiverseyLever Business” shall mean the business of (a) developing, manufacturing, marketing, distributing and selling (including, in the case of machines and equipment, leasing or providing free on loan) the DiverseyLever Business Products to or for Customers, and (b) developing, marketing, selling and providing the DiverseyLever Business Services to Professional End-Users, in the case of (a) and (b), as conducted by the Companies and the members of the Unilever Group, but, in each such case, excluding the Unilever Consumer Brands Business and the Unilever Continued Business. For the avoidance of doubt, the DiverseyLever Business shall not include the business conducted by any member of the Unilever Group (including the Companies) with Metro/Makro in the United Kingdom and Ireland.

“DiverseyLever Business Inventory” shall mean all Inventory beneficially owned by or on behalf of any member of the Unilever Group (including items which, although subject to reservation of title by the relevant seller thereof, are under the control of any member of the Unilever Group) and which have in any case been:

(a)  physically allocated or separated for use in any part of the DiverseyLever Business; or

(b)  otherwise clearly identified (whether physically or by written reference agreed by Conopco and Buyer) as forming part or a fixed proportion of one or more sets, stores or consignments of Inventory or goods or such fixed proportion of the same, being a proportion of the fungible contents of any tank or storage or dispensing vessel, as is in any case, for the exclusive or primary use (to the extent of such use only) of any part of the DiverseyLever Business;

provided, however, that for the avoidance of doubt, DiverseyLever Business Inventory shall not include any Inventory (including finished goods) of the Unilever Consumer Brands Business.

“DiverseyLever Business Products” shall mean (a) fabric care products, (b) machine warewashing products, (c) kitchen cleaning products, (d) personal care products, (e) building care products (including floorcare, washroom and roomcare cleaning products), (f) pest control products, (g) air cleaning products, (h) vehicle cleaning products, (i) open plant cleaning products, (j) commercial bottlewashing products, (k) track treatment products, (l) cleaning and hygiene products for intensive livestock, food and beverage processing and packaging, pasteurizer treatment, agriculture and dairy applications, (m) commercial floorcare and carpet care machines (including parts and accessories therefor), (n) cleaning and hygiene utensils and paper products for use by Professional End-Users (including tools, pads, cloths, cutting boards and the like), (o) commercial membrane cleaning products, (p) commercial cleaning in place products, (q) industrial water treatment products, (r) industrial lubricant, paper manufacturing, industrial surface cleaning and treatment, industrial maintenance and cleaning and other specialty manufacturing products, and (s) equipment used to dispense, dose, monitor or control any of the foregoing.

“DiverseyLever Business Services” shall mean advice, training, consultancy, audit, repair and maintenance services, hygiene control and monitoring systems, food safety management systems, reporting and analysis tools, purchasing services and the provision of software, in each case either in relation to the DiverseyLever Business Products or in connection with the cleaning and hygiene requirements of Professional End-Users.

“DiverseyLever Business IPR” shall mean the DiverseyLever Business Non-Patent IPR and the DiverseyLever Business Patents (including the right to sue for past infringement of any such thing) but shall exclude the Excluded Intellectual Property.

“DiverseyLever Business Non-Patent IPR” shall mean the Non-Patent IPR that is owned by any member of the Unilever Group and (a) used exclusively or predominantly in connection with the DiverseyLever Business or (b) related to products or services under development at Closing by a Company or a member of the Unilever Group and intended for exclusive or predominant use in the DiverseyLever Business, or resulting from the Research Projects to the extent they are intended for exclusive or predominant use in the DiverseyLever Business.

“DiverseyLever Business Patents” shall mean the Patents owned by any member of the Unilever Group and managed for the DiverseyLever Business.

“DiverseyLever Company IPR” shall mean all Intellectual Property owned by any of the Companies (including the right to sue for past infringement of any such thing).

“DiverseyLever Company Non-Patent IPR” shall mean all Non-Patent IPR owned by any of the Companies.

“DiverseyLever Discontinued or Excluded Businesses” shall mean any business, facility, or line of business (comprised of multiple product lines targeted at a business segment, and, for the avoidance of doubt, examples of such business segment would be vehicle washing, water treatment and metal surface treatment) (and any personnel and assets relating to such business, facility or line of business) of any member of the Unilever Group or the Companies or any of their respective predecessors that, prior to the Closing Date (a) were (i) closed, wound-up, discontinued or otherwise terminated or (ii) sold or otherwise disposed of to any Person (other than a member of the Unilever Group) or (b) were in the process of being (i) closed, wound-up, discontinued or otherwise terminated or (ii) sold or otherwise disposed of to any Person (other than a member of the Unilever Group), and, in the case of this clause (b), which are described on Schedule E and are closed, wound-up, discontinued or otherwise terminated, or sold or otherwise disposed of, by Closing, or are expressly to be treated as such pursuant to Schedule E.

“DiverseyLever Exchange Rate” shall mean the exchange rate calculated in accordance with the Unilever Accounting Policy Manual for preparing convenience transactions in dollars, which exchange rate is based on calculating an average exchange rate for the relevant period based on weekly exchange rate information, being the spot rate of each Friday published in the Financial Times on the following Monday. For the avoidance of doubt, the DiverseyLever Exchange Rate for purposes of the Reviewed DiverseyLever Statement of Management EBITDA, the DiverseyLever Statement of Adjusted EBITDA and the Final DiverseyLever Adjusted EBITDA shall be EUR 1 = $0.8917.

“DiverseyLever Former Property” shall mean any site or facility which (a) was owned, occupied or used directly or indirectly prior to (but no longer as at) the date of Closing by any member of the Unilever Group or any of the Companies or any of their respective predecessors in the DiverseyLever Business and/or (b) formed part of a DiverseyLever Discontinued or Excluded Business.

“DiverseyLever Intellectual Property Assets” shall mean the DiverseyLever Business IPR and the DiverseyLever Company IPR.

“DiverseyLever Inventory” shall mean all DiverseyLever Business Inventory and all Inventory beneficially owned by or on behalf of any of the Companies (including items which, although subject to reservation of title by the sellers thereof, are under the control of any of the Companies) and which have in any case been:

(a)  physically allocated or separated for use in any part of the DiverseyLever Business; or

(b)  otherwise clearly identified (whether physically or by written reference agreed by Conopco and Buyer) as forming part or a fixed proportion of one or more sets, stores or consignments of DiverseyLever Inventory or goods or such fixed proportion of the same, being a proportion of the fungible contents of any tank or storage or dispensing vessel, as is in any case, for the exclusive or primary use (to the extent of such use only) of any part of the DiverseyLever Business;

provided, however, that for the avoidance of doubt, DiverseyLever Inventory shall not include any Inventory (including finished goods) of the Unilever Consumer Brands Business.

“DiverseyLever Material Adverse Effect” shall mean any event, development, change, circumstance or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the DiverseyLever Business, taken as a whole, except for any such event, development, change, circumstance or state of facts (a) to the extent resulting from the announcement of this Agreement and the transactions contemplated hereby, (b) affecting or resulting from general economic conditions, (c) affecting generally the industries in which the DiverseyLever Business is engaged, (d) to the extent affecting any Excluded Assets and/or any Excluded Liabilities or (e) arising from the events which occurred in New York, New York and Washington, D.C. on September 11, 2001, including any war, hostilities or military action (or further terrorist action) of any type (including the use or threat of use of biological or chemical weapons) arising therefrom or relating thereto.

“Documents” shall mean files, documents, instruments, papers, books and records, letters from accountants, budgets, forecasts, pricing guidelines, ledgers, journals, title policies, minute books, customer lists, regulatory filings, operating data and plans and environmental studies and plans, in each case whether or not in electronic form (other than (a) Software and (b) the content of the Unilever Group’s intranet).

“EBITDA” shall mean with reference to any period (a) with respect to the CMI Business, Consolidated Net Income plus, without duplication and to the extent deducted from revenues in determining Consolidated Net Income for such period, (i) Consolidated Interest Expense for such period, (ii) consolidated expense for taxes customarily taken into account, paid or accrued for such period, (iii) depreciation for such period, (iv) amortization for such period, (v) exceptional items for such period (as set forth on Part 1 of Schedule F) and (vi) extraordinary losses for such period, minus, without duplication and to the extent included in Consolidated Net Income, (x) extraordinary gains for such period and (y) exceptional items for such period (as set forth on Part 1 of Schedule F), all calculated in dollars in accordance with GAAP on a consolidated basis in accordance with the CMI Accounting Principles consistently applied, and (b) with respect to the DiverseyLever Business, trading result determined in accordance with the DiverseyLever Accounting Policies plus, without duplication and to the extent deducted from turnover in determining trading result, (i) Inflation Charge on Working Capital for such period, (ii) trading depreciation for such period, (iii) costs associated with exceptional items for such period, and (iv) non-recurring items for such period (as set forth on Part 2 of Schedule F), all calculated in Euro in accordance with United Kingdom generally accepted accounting principles (and translated into dollars using the DiverseyLever Exchange Rate for the relevant period) on a consolidated basis in accordance with the DiverseyLever Accounting Policies consistently applied.

“Emergency” shall mean an immediate and serious risk to human health or the Environment which requires a prompt response, and shall include a fire, explosion, act of God, flood or sudden Release.

“Employees” shall mean the U.S. Employees and the Ex-U.S. Employees.

“Encumbrances” shall mean all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments remaining in effect, title retention agreements, indentures, security agreements or any other encumbrances of any kind, including licenses of Intellectual Property.

“Environment” shall mean any of the following media:

(a)  land, including surface land, sub-surface strata, sea bed and river bed under water (as defined in clause (b) hereof) and any natural or man-made structures;

(b)  water, including coastal and inland waters, surface waters, ground waters, drinking water supplies and waters in drains and sewers, surface and sub-surface strata; and

(c)  air, including indoor and outdoor air and air within buildings and other man-made or natural structures above or below ground,

and includes any living organism or system supported by any such media.

“Environmental Claim” shall mean any Legal Proceeding, written claim or allegation, notice of violation, Order or directive (conditional or otherwise), judgment or lien by any Person relating to, resulting from or based upon an Environmental Matter.

“Environmental Laws” shall mean all Applicable Laws, and any condition in any Environmental Permit, including any judicial or administrative order, consent decree or judgment, relating to any Environmental Matter, in each case, except as otherwise expressly provided in this Agreement, to the extent binding and in effect as of the Closing Date, subject to clauses (b) and (c) below. For the avoidance of doubt, (a) Environmental Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C.ss.9601 et seq.) (“CERCLA”); the Hazardous Material Transportation Act, as amended (49 U.S.C.ss.1801 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C.ss.136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C.ss.6901 et seq.) (“RCRA”); the Toxic Substances Control Act, as amended (15 U.S.C.ss.2601 et seq.); the Clean Air Act, as amended (42 U.S.C.ss.7401 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C.ss.1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C.ss.651 et seq.) (“OSHA”); the Safe Drinking Water Act, as amended (42 U.S.C.ss.300(f) et seq.); the Atomic Energy Act of 1954, as amended (42 U.S.C.ss.ss.2014, 2021 to 2021d, 2022, 2111, 2113 and 2114); the Oil Pollution Act of 1990 (33 U.S.C.ss.2701 et seq.); the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C.ss.11001 et seq.); and any and all regulations and codes of practice promulgated thereunder, and all applicable analogous foreign, national, state and local counterparts, equivalents, or similar statutes or ordinances, rules or regulations of any Governmental Authority, in each case, except as otherwise expressly provided in this Agreement, to the extent binding and in effect as of the Closing Date, (b) to the extent it is binding and in effect in a particular jurisdiction as of the Closing Date and is required to be complied with in that jurisdiction by that date, the EC Council Directive 96/61/EC of 24 September 1996 concerning integrated pollution prevention and control (“IPPC”) (Official Journal 10 October 1996, L257/26) and all Applicable Laws relating to IPPC, and codes of practice or guidance interpreting the IPPC, and (c) with respect to any jurisdiction in which there is no applicable and binding Environmental Law in effect with respect to the matter in question, the written standards of operation and compliance as of the date of this Agreement (i) of Unilever and any member of the Unilever Group or Company engaged in the DiverseyLever

Business with respect to Environmental Matters relating to the DiverseyLever Business and (ii) Buyer and any other member of the CMI Group with respect to Environmental Matters relating to the CMI Business, but, in each case, excluding Environmental Targets.

“Environmental Matter” shall mean:

(a)  pollution or contamination or the significant threat of pollution or contamination of the Environment, including Soil or Groundwater Contamination or the occurrence or the existence of or the continuation of the existence of a Release (including sudden or non-sudden, accidental or non-accidental leaks or spills);

(b)  the treatment, disposal, release, spillage, deposit, escape, discharge, leak, emission, leaching or migration of any Hazardous Substance;

(c)  exposure of any person to any Hazardous Substance;

(d)  the creation of any noise, vibration, radiation, common law or statutory nuisance, or other adverse impact on the Environment;

(e)  the violation, or alleged violation of any Environmental Law or any Environmental Permit;

(f)  any other matters relating to the condition, protection, maintenance, restoration or replacement of the Environment or any part of it arising directly or indirectly out of the generating, manufacturing, processing, treatment, storage, keeping, handling, use (including as a building material), possession, supply, receipt, sale, purchase, import, export, transportation or presence of any Hazardous Substance; or

(g)  any Emergency.

“Environmental Permit” shall mean any Authorization issued, granted or required under Environmental Laws.

“Environmental Reports” shall mean (a) the reports listed in Section 4.13 of the DiverseyLever Disclosure Schedule or Section 5.13 of the CMI Disclosure Schedule, and (b) reports obtained by Buyer or Conopco pursuant to Section 6.7 (including any environmental site assessments prepared in connection with the transactions contemplated by this Agreement).

“Environmental Targets” shall mean those safety, health or environment-related objectives or targets of, as applicable, (i) Unilever or any member of the Unilever Group or any Company engaged in the DiverseyLever Business with respect to Environmental Matters, which are non-compliance based goals for improvement that exceed any standards required by Unilever, any member of the Unilever Group or any Company engaged in the DiverseyLever Business as of the date of this Agreement or (ii) Buyer or any member of the CMI Group with respect to Environmental Matters, which are non-compliance based goals for improvement that exceed any standards required by Buyer or any member of the CMI Group engaged in the CMI Business as of the date of this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Ex-U.S. Employees” shall mean all (a) individuals who, on the Closing Date, are actively employed as officers, directors, consultants or other employees outside of the United States or Puerto Rico by any Company, and (b) individuals who, on the Closing Date, are actively employed as officers, directors, consultants or other employees outside the United States or Puerto Rico by any member of the Unilever Group and whose employment transfers to Buyer or any other member of the CMI Group in accordance with the Transfer Regulations (but excluding the Excluded Employees); and (c) individuals who, on the Closing Date, are actively employed as officers, directors, consultants or other employees outside the United States or Puerto Rico by any member of the Unilever Group, 80% or more of whose employment and responsibilities relate to the DiverseyLever Business (either directly or indirectly by providing back office or host support to the DiverseyLever Business) and including any such employees whose employment responsibilities relate to the distribution, sales and marketing of the Unilever Consumer Brands Business under the Agency Agreement (but excluding the Excluded Employees), and any other individual who, on the Closing Date, is actively employed as an officer, director, consultant or other employee outside the United States or Puerto Rico by any member of the Unilever Group as agreed by Conopco and Buyer prior to Closing, and (d) subject to Applicable Laws, individuals outside of the United States or Puerto Rico who would have been included in clauses (a), (b) or (c) above, if they were actively employed on the Closing Date but who are on leave as of the Closing Date with a right to return to a member of the Unilever Group or any Company, but excluding individuals who, as of the Closing Date, are on disability leave and in respect of whom a determination has been made in accordance with local practice and procedures that they are not expected to return to work.

“Excluded Assets” shall mean the assets of Unilever and certain of its Affiliates (including the Asset Sellers) (all of which are expressly excluded from the purchase and sale contemplated hereby) and are as specifically set forth on Schedule G.

“Excluded Documents” shall mean:

(a)  any Documents of the Companies;

(b)  personnel files for employees of any member of the Unilever Group who are not Employees;

(c)  any Documents to the extent relating to the Unilever Consumer Brands Business, the Excluded Assets or the Excluded Liabilities;

(d)  those Documents that any member of the Unilever Group is required by Applicable Law or by any pre-existing Contract to retain;

(e)  [Reserved];

(f)  all Documents (other than Documents that have been delivered or made available to Buyer, including Documents in the data room) to the extent prepared (by any Person) in connection with the sale of the Assets or Shares, including bids received from third parties and analyses relating to the DiverseyLever Business, the Companies or the Assets;

(g)  any Document of any member of the Unilever Group or any Company to the extent relating to Taxes (including Tax Returns of any of the Companies or the Asset Sellers) for periods prior to Closing; and

(h)  any Document of any member of the Unilever Group to the extent relating to Retained Litigation;

provided, however, that Conopco delivers to Buyer copies of the Documents referred to in clause (c) (to the extent necessary to enable Buyer to operate the DiverseyLever Business or to perform its obligations under the Agency Agreement); and provided, further, that Conopco and Buyer shall cooperate and take such measures as may be reasonably necessary to preserve the attorney-client and other privileges applicable to any Documents included in the Assets.

“Excluded Employees” shall mean those individuals set forth on Schedule H.

“Excluded Intellectual Property” shall mean (a) the Intellectual Property of Unilever and certain of its Affiliates (all of which are expressly excluded from the purchase and sale contemplated hereby) and are as specifically set forth on Schedule I, and (b) the Excluded Marks.

“Excluded Liabilities” shall mean the following liabilities of the Asset Sellers (all of which are expressly excluded from the purchase and sale contemplated by this Agreement):

(a)  liabilities retained by any Asset Seller pursuant to the provisions of Article IX;

(b)  liabilities to the extent arising out of or relating to the Excluded Assets, including any liabilities relating to Environmental Matters or compliance with Environmental Laws at Hindustan Lever’s mercury thermometer manufacturing plant in Kodaikanal, India;

(c)  any and all liabilities, obligations and expenses to the extent arising out of or relating to any DiverseyLever Discontinued or Excluded Businesses, including any of the foregoing arising under any Environmental Laws, with respect to the employment or termination of employment of any individual, including any related liabilities or obligations under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101-2109 (“WARN”), or under or with respect to any employee benefit plan or program, including any pension, disability, post-retirement medical or severance or income continuation plan, or relating to any products or services of any DiverseyLever Discontinued or Excluded Business

(collectively, “DiverseyLever Discontinued or Excluded Business Liabilities”);

(d)  any liabilities of any Asset Seller arising under this Agreement or any Ancillary Document;

(e)  other than in respect of specific transactions and in the Ordinary Course of Business, any liabilities of any Asset Seller under any foreign exchange or derivative swap Contract;

(f)  any liability or obligation of any Asset Seller to the extent arising out of, or relating to, any business other than the DiverseyLever Business (other than pursuant to any of the Ancillary Agreements); and

(g)  any liability for Taxes other than Taxes described in Section 6.5(b) or clause (a)(iii) of the definition of Working Capital, subject, in all cases, to Section 6.9.

“Excluded Marks” shall mean any Trademark of any member of the Unilever Group or the Companies that includes (whether in combination, within one word, or otherwise) the words “Lever” (including “DiverseyLever”) or “Unilever,” or any of the marks listed in Schedule I. The inclusion of “DiverseyLever” within “Excluded Marks” provides no rights to any member of the Unilever Group in “Diversey” after the Closing Date, which name and Trademark shall be included in the DiverseyLever Business Non-Patent IPR and/or the DiverseyLever Company IPR.

“Exodus” means the Unilever secure Internet site located in North America.

“Final CMI Closing Debt/Cash Amount” shall mean (a) the CMI Closing Debt/Cash Balance as shown in the CMI Closing Debt/Cash Balance Statement if no CMI Debt/Cash Notice of Disagreement with respect thereto is delivered pursuant to Section 3.5(b)(i), (b) the amount agreed upon by the parties pursuant to Section 3.5(b) or (c) in the absence of such agreement, the amount as shown in the Accountant’s calculation thereof delivered pursuant to Section 3.5(f); provided, however, that the CMI Closing Debt/Cash Balance and the Final CMI Closing Debt/Cash Amount (a) shall reflect and give effect to a reduction in Cash resulting from any payment by Buyer prior to the Closing Date (i) for CMI M&A Costs incurred prior to the Closing Date, and (ii) for CMI Current Pay Costs billed on or prior to the Closing Date, and (b) shall not reflect or give effect to the $25,000,000 investment described in the recitals to the Stockholders’ Agreement.

“Final CMI Closing Working Capital Amount” shall mean (a) the CMI Closing Working Capital Amount as shown in the CMI Closing Statement if no CMI Notice of Disagreement with respect thereto is delivered pursuant to Section 3.5(d)(v), (b) the amount agreed upon by the parties pursuant to Section 3.5(d), or (c) in the absence of such agreement, the amount as shown in the Accountant’s calculation delivered pursuant to Section 3.5(f). For the avoidance of doubt, the Final CMI Closing Working Capital Amount shall not reflect or give effect to any reduction in Cash resulting from any payment by Buyer prior to the Closing Date for CMI M&A Costs incurred prior to the Closing Date or for CMI Current Pay Costs billed on or prior to the Closing

Date, which costs shall be reflected and given effect only in the CMI Closing Debt/Cash Balance and the Final CMI Closing Debt/Cash Amount.

“Final DiverseyLever Closing Debt/Cash Amount” shall mean (a) the DiverseyLever Closing Debt/Cash Balance as shown in the DiverseyLever Closing Debt/Cash Balance Statement if no DiverseyLever Debt/Cash Notice of Disagreement with respect thereto is delivered pursuant to Section 3.5(b)(ii), (b) the amount agreed upon by the parties pursuant to Section 3.5(b) or (c) in the absence of such agreement, the amount as shown in the Accountant’s calculation thereof delivered pursuant to Section 3.5(f).

“Final DiverseyLever Closing Working Capital Amount” means (a) the DiverseyLever Closing Working Capital Amount as shown in the DiverseyLever Closing Statement if no DiverseyLever Notice of Disagreement with respect thereto is delivered pursuant to Section 3.5(e)(v), (b) the amount agreed upon by the parties pursuant to Section 3.5(e)(vi) or (c) in the absence of such agreement, the amount as shown in the Accountant’s calculation delivered pursuant to Section 3.5(f).

“Final Exit Date” shall have the meaning set forth in the Stockholders’ Agreement.

“Financing” shall mean the financing arrangements contemplated by the Bank Commitment and the Bridge Commitment.

“Fixtures and Equipment” shall mean all furniture, fixtures, furnishings, machinery, capital work-in-progress (including component parts on hand), telecommunication devices, vehicles, equipment, tools, dies and molds, computer hardware and displays.

“GAAP” shall mean United States generally accepted accounting principles, as in effect from time to time.

“Goodwill” shall mean all the goodwill of the Unilever Group to the extent relating to the DiverseyLever Business, but excluding any goodwill associated with the Excluded Intellectual Property.

“Governmental Authority” shall mean any governmental department, commission, board, bureau, agency, court, regulatory body or other instrumentality of competent jurisdiction of the United States, the European Union or any other country, or any state, region, jurisdiction, municipality or other political subdivision of a country or any other supranational organization of sovereign states.

“Guarantee Agreement” shall mean the Guarantee of Performance and Indemnity Agreement in favor of Buyer executed and delivered by Unilever NV on the date hereof.

“Hazardous Substance” shall mean, collectively, any (a) petroleum or petroleum products, or derivative or fraction thereof, explosives, radioactive materials (including radon gas), asbestos in any form that is or could become friable, urea-formaldehyde foam insulation (“UFI”), and polychlorinated biphenyls (“PCBs”), and (b) any chemical, material, substance or waste, which is now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “restricted hazardous wastes,”

“contaminants,” “pollutants” or words of similar import under any Environmental Laws, including materials that are deemed hazardous pursuant to any Environmental Laws due to their ignitability, corrosivity or reactivity characteristics.

“High Yield Notes” shall mean senior subordinated notes of Commercial Markets, Inc. (a) issued on or about the Closing Date, all or a portion of the proceeds of which are used to finance a portion of the Cash Payment, or (b) issued after the Closing Date, all or a portion of the proceeds of which are used to refinance any Indebtedness incurred pursuant to the bridge facility contemplated by the Bridge Commitment.

“Holdings Shares” shall mean the shares of Class B Common Stock to be issued to Marga B.V. (or such other Person permitted by the Stockholders’ Agreement to hold such shares as Conopco may designate) pursuant to Section 2.1(a), which such shares will represent 33- 1/3% of the total number of issued and outstanding shares of Common Stock of Holdings as of the Closing Date.

“Income Taxes” shall mean any income, franchise, gains or similar Tax imposed on or measured by net income, profits, gains or similar items (including United States federal income tax and any income, franchise, gains or similar Tax imposed on or measured by any deemed net income, profit, gains or similar items) together, in each case, with any interest and any penalties, additions to Tax or additional amounts imposed with respect to such amounts.

“Indebtedness” shall mean the aggregate amount of all borrowings and indebtedness in the nature of borrowings (including financing, acceptance credits, discounting or similar facilities, finance leases, capital leases, loan stocks, bonds, debentures, notes, debt or inventory financing, sale and lease back arrangements, obligations incurred in connection with the acquisition of, or as the deferred purchase price for, property, assets or businesses, overdrafts, net obligations under any accounts receivable, financing or securitization transactions, net obligations arising from hedging arrangements in respect of interest rates, currencies or raw materials or other commodities, whether or not accounted for on the balance sheet, or any other arrangements the purpose of which is to raise money), together with accrued interest on such amounts (as reflected in the applicable financial statements) but excluding trade and (except for the purpose of the definitions of Intercompany Payables and Intercompany Receivables) other accounts payable incurred in the Ordinary Course of Business, and excluding all liabilities to pay Tax but not amounts in respect of VAT. For the avoidance of doubt, neither (a) [**] (b) any obligation (other than an obligation that is due and payable prior to the Closing Date) of any member of the Unilever Group or any Company to subscribe for, or purchase, shares of capital stock or other equity interests in any Joint Venture Entity, shall be deemed to be Indebtedness for the purposes of this Agreement.

“Inflation Charge on Working Capital” shall mean trading working capital multiplied by the rate of inflation, calculated in accordance with the provisions of Exhibit S;

“Intellectual Property” shall mean all intellectual property, including, without limitation, Patents, Trademarks, Know-How and Copyrights.

“Intercompany Payables” shall mean, in relation to any Company, amounts owed by that Company to any member of the Unilever Group and outstanding at Closing, which are (a) Indebtedness or (b) Inter-Group Service Fees (together, in each case, with accrued interest thereon, if any), other than any of the foregoing that constitute Intercompany Trade Accounts.

“Intercompany Receivables” shall mean, in relation to any Company, amounts owed to that Company by any member of the Unilever Group and outstanding at Closing, which are (a) Indebtedness or (b) Inter-Group Service Fees (together, in each case, with accrued interest thereon, if any), other than any of the foregoing that constitute Intercompany Trade Accounts.

“Intercompany Trade Accounts” shall mean trade payables and trade receivables arising from transactions between any of the Companies, on the one hand, and any member of the Unilever Group, on the other hand (including, in each case, such part of such amount as relates to VAT).

“Inter-Group Service Fees” shall mean, in relation to any Company, amounts owed at Closing by or to any member of the Unilever Group in respect of royalties, management services and research (including, in each case, such part of such amount as relates to VAT) and dividends or other distributions declared or otherwise payable, including, for the avoidance of doubt, all such amounts accrued, but not yet due for payment, as of the Closing Date.

“Intracompany Trade Accounts” shall mean trade payables and trade receivables arising from transactions between any of the Companies, as shown on the books and records of the relevant Companies as of the Closing Date.

“Inventory” shall mean all raw materials, packing materials and consumables, work-in-process, finished goods and products, merchandise, office and other supplies, packaging and labeling materials, samples and collateral materials.

“IP Assignments” shall mean global assignments to Buyer (or a Designated Buyer) transferring legal title to all registered DiverseyLever Business IPR, to be executed and delivered at Closing by Unilever or its Affiliates, in the form attached as Exhibit G.

“Joint Venture Entities” shall mean the entities listed in Part C of Exhibit A in which any member of the Unilever Group or any Company (other than such entities) owns or otherwise controls, directly or indirectly, less than all (not including shares held by nominees) of the outstanding shares of capital stock or other equity or similar interests.

“Joint Venture Interests” shall mean (a) the equity interests in any Joint Venture Entity owned by any of the Companies (other than such Joint Venture Entity) as defined and listed in Part C-1 of Exhibit A (the “Transferable Joint Venture Interests”) and (b) the equity interests in any Joint Venture Entity owned by any of the members of the Unilever Group as defined and listed in Part C-2 of Exhibit A (the “Other Joint Venture Interests”).

“Know-How” shall mean all proprietary know-how and trade secrets (including anything deemed a “trade secret” as defined under the Delaware Uniform Trade Secret Act (DEL. CODE ANN. tit. 6, §§ 2001 et seq. (2000))) held in any form, including all product specifications, processes, formulas, product designs, plans, ideas, concepts, inventions, manufacturing, engineering and other manuals and drawings, technical information, data, research records, customer and supplier lists and similar data and information, and all other confidential or proprietary technical and business information.

“knowledge”    (a) In this Agreement (other than in Sections 4.13, 5.13 and 11.1(e) through (aa) and otherwise with respect to the Environment, Environmental Matters, Environmental Laws and Environmental Permits), (i) when “to the knowledge of Conopco,” “to Conopco’s knowledge” or a similar phrase is used, it shall refer to the actual knowledge of the Unilever Knowledge Group, and (ii) when “to the knowledge of Buyer,” “to Buyer’s knowledge” or a similar phrase is used herein it shall refer to the actual knowledge of the CMI Knowledge Group.

(b)  In Sections 4.13, 5.13 and 11.1(e) through (aa) and otherwise with respect to the Environment, Environmental Matters, Environmental Laws and Environmental Permits, (i) when “to the knowledge of Conopco,” “to Conopco’s knowledge” or similar phrase is used, it shall refer to (A) the actual knowledge of the persons described in the definition of Unilever Knowledge Group and Unilever Special Knowledge Group, and (B) shall be deemed to include all information that is (1) actually known by the legal, management, operating or supervisory personnel of Unilever, the Companies and, with respect to the DiverseyLever Business, each member of the Unilever Group (including personnel whose principal place of performance of duties is or was at the Leased Real Property or the Owned Real Property) whose responsibilities or duties include or comprise the supervisory, monitoring or compliance function with respect to the Environment, Environmental Claims, Environmental Laws, Environmental Matters and Environmental Permits, and/or (2) set forth in Section 4.13 of the DiverseyLever Disclosure Schedule, and any reports (including Environmental Reports), documents or memoranda referred to therein or contained in the DiverseyLever data room (collectively, the “Unilever Environmental Knowledge Group”) and (ii) when “to the knowledge of Buyer,” “to Buyer’s knowledge” or similar phrase is used, it shall refer to (A) the actual knowledge of the persons described in the definition of CMI Knowledge Group and CMI Special Knowledge Group, and (B) shall be deemed to include all information that is (1) actually known by the legal, management, operating or supervisory personnel of Buyer and, with respect to the CMI Business, each member of the CMI Group (including personnel whose principal place of performance of duties is or was at the CMI Real Property) whose responsibilities or duties include or comprise the supervisory, monitoring or compliance function with respect to the Environment, Environmental Claims, Environmental Laws, Environmental Matters and Environmental Permits and/or (2) set forth on Section 5.13 of the CMI Disclosure Schedule, and any reports (including Environmental Reports), documents or memoranda referred to therein or contained in the CMI data room (collectively, the “CMI Environmental Knowledge Group”).

(c)  For the avoidance of doubt, (i) whenever any individual included in the CMI Knowledge Group, CMI Special Knowledge Group, CMI Environmental Knowledge Group, Unilever Knowledge Group, Unilever Special Knowledge Group or Unilever Environmental Knowledge Group receives from any other Person information in writing

(including in electronic form), including a memorandum, report or analysis (in each case, which is addressed to such individual), such individual shall be deemed to have knowledge of the information in such writing and (ii) an individual shall not be deemed to be an addressee of any information in writing (including in electronic form) if he or she is only copied on such information.

“Leased Real Property” shall mean all real property, including any buildings, structures, fixtures and improvements thereon or appurtenances thereto leased by (a) a member of the Unilever Group and used exclusively or primarily in the DiverseyLever Business or (b) any of the Companies, in each case other than Excluded Assets.

“Legal Proceeding” shall mean any judicial, administrative or arbitration suit, action, claim or proceeding (whether public or private) or any suit, action, litigation, complaint, claim or proceeding, including any condemnation, eminent domain or similar proceedings, by any Governmental Authority or other Person, whether domestic or foreign and whether civil or criminal.

“Local Transfer Agreements” shall mean the separate transfer and sale agreements to be entered into by the appropriate Seller and Designated Buyer for the transfer, assignment and sale of the Shares and/or the Assets, as the case may be, in such form and substance as may be reasonably required to give effect to such transfer, assignment and sale or the allocation of the Purchase Price in accordance with Section 3.7 (but, in each case, with no greater ambit) under Applicable Laws in effect in the jurisdictions in which the relevant Assets are located (in the case of the transfer of Assets) or under whose laws the relevant Company is formed (in the case of the transfer of Shares).

“Management Accounting Policies” shall mean the accounting principles and policies which are used for management accounting purposes, as set forth in the Unilever Accounting Policy Manual.

“Material Jurisdictions” shall mean:

(a)  in relation to the DiverseyLever Business, each of Australia, Brazil, Canada, Denmark, France, Germany, Italy, Japan, Mexico, the Netherlands, Sweden, Switzerland, Turkey, the United Kingdom and the United States; and

(b)  in relation to the CMI Business, the jurisdictions in which S.C. Johnson Professional B.V. conducts the CMI Business, taken as a whole, and each of Argentina, Brazil, Canada, China, France, Italy, Japan, Mexico, Spain, the United Kingdom and the United States.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“Non-Competition Agreement” shall mean the Non-Competition Agreement to be entered into by Buyer and Unilever NV, substantially in the form of Exhibit H.

“Non-Controlled Joint Venture Entity” shall mean each Joint Venture Entity that is not a Controlled Joint Venture Entity.

“Non-Patent IPR” shall mean Trademarks, Know-How and Copyrights.

“Note” shall mean one or more discount notes of Holdings, dated as of the Closing Date, with an aggregate original principal amount payable equal to the Note Issue Amount and an aggregate accreted principal amount payable at maturity equal to the Principal Amount at End of Fifth Year and Maturity (as defined in the term sheet attached as Exhibit I) containing the terms (including as to currency) set forth in the term sheet attached as Exhibit I, and otherwise in a form customary for transactions of this type.

“Note Indenture” shall mean the indenture relating to the Note to be entered into between Holdings and the trustee appointed thereunder, which shall contain restrictive and affirmative covenants, events of default and other terms and conditions, in each case, as described in the term sheet attached as Exhibit I, and otherwise in a form customary for transactions of this type.

“Note Issue Amount” shall be the Note Issue Amount as described in the term sheet attached as Exhibit I, subject to adjustment pursuant to Section 3.8.

“Ordinary Course of Business” shall mean, in relation to any part of the DiverseyLever Business or the CMI Business, as the case may be, the ordinary and usual course of operations of the DiverseyLever Business or the CMI Business, as the case may be, consistent with past practice.

“Owned Real Property” shall mean all real property, including any buildings, structures and improvements thereon or appurtenances thereto owned (in fee or such legal equivalent under Applicable Law) by (a) any member of the Unilever Group and used exclusively or primarily in the DiverseyLever Business or (b) any of the Companies, in each case other than the Excluded Assets.

“Patents” shall mean all patents, industrial and utility models and registered designs, including applications, provisional applications, reissues, divisions, continuations, continuations-in-part, renewals, re-examinations and extensions of the foregoing, and all forms of protection of a similar nature or having equivalent or similar effect to any of these that may subsist anywhere in the world.

“Pension Plan” or “Pension Plans” shall mean an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is intended to qualify under Section 401(a) of the Code and is subject to the funding requirements of Section 412 of the Code.

“Permitted Encumbrances” shall mean each of the following as to which no enforcement, collection, execution or foreclosure proceeding shall have been commenced: (a) any Encumbrances specifically disclosed in the DiverseyLever Financial Statements that are delivered to Buyer prior to the date hereof or the Audited CMI Financial Statements, as the case may be; (b) liens for Taxes, assessments and other governmental charges not yet due and payable (or, in each case, which are being contested in good faith by appropriate proceedings and in respect of which adequate reserves have been established in accordance with, in the case of the DiverseyLever Business, the DiverseyLever Accounting Principles and, in the case of the CMI Business, the CMI Accounting Principles); (c) mechanic’s, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens, in each case, arising or incurred in the

Ordinary Course of Business; (d) with respect to real property, (i) easements, quasi-easements, licenses, covenants, rights-of-way, and other similar encumbrances or restrictions, including any other agreements, conditions, encumbrances or restrictions, in each case, which are a matter of public record and which do not and would not, individually or in the aggregate, materially adversely affect the use of such property in the manner currently being utilized by the DiverseyLever Business or the CMI Business, as the case may be, (ii) any conditions that would be shown by a current survey or physical inspection and (iii) zoning, building and other similar restrictions pursuant to Applicable Laws; (e) any Encumbrances on or with respect to pledges and deposits made in the Ordinary Course of Business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations; (f) any Encumbrances on or with respect to deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case, in the Ordinary Course of Business; (g) any Encumbrances specifically disclosed in Part 2 of Section 4.8(a) of the DiverseyLever Disclosure Schedule or Part 2 of Section 5.8(a) of the CMI Disclosure Schedule; and (h) any Encumbrances which, individually or in the aggregate with any other Encumbrances, would not, individually or in the aggregate, materially adversely affect the use of such property in the manner currently being utilized by the DiverseyLever Business or the CMI Business, as the case may be.

“Permitted IP Licenses” shall mean (a) non-exclusive Intellectual Property licenses granted in the Ordinary Course of Business or by operation of law to customers in respect of the use of products sold to those customers and (b) non-exclusive royalty-free Intellectual Property licenses granted in the Ordinary Course of Business that do not impose any restrictions or obligations on or with respect to the DiverseyLever Business (excluding any restrictions or obligations that may otherwise exist in agreements in which such licenses are granted) to (i) toll manufacturers in respect of the manufacture of products for the DiverseyLever Business or (ii) distributors in respect of distribution of products of the DiverseyLever Business.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Plant and Machinery” shall mean all the plant, and Fixtures and Equipment, owned by (a) any member of the Unilever Group and used or held for use exclusively or primarily in the DiverseyLever Business (the “Business Plant and Machinery”) or (b) the Companies.

“Post-Closing Tax Period” shall mean any Tax year or period beginning after the Closing Date and the portion of any Straddle Period allocable to periods beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax year or period ending on or before the Closing Date and the portion of any Straddle Period allocable to periods ending on or before the Closing Date.

“Professional End-User” shall mean a commercial, industrial or institutional end-user.

“Promotional Materials” shall mean all sales, marketing, advertising and promotional materials (not otherwise included in Inventory), photography, lay-outs, cut-outs, renderings and sketches that relate exclusively or primarily to, or are used exclusively or primarily in, the DiverseyLever Business or the Trademarks.

“Qualifying Condition” shall mean any Recognized Environmental Condition that would reasonably be expected to (a) present a serious risk of harm to public health or the environment, (b) result in Remedial Action or (c) be the subject of an Environmental Claim if brought to the attention of an appropriate Governmental Authority, which, in the case of clauses (b) and (c) above, would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business or the CMI Business, as the case may be, in excess of $250,000.

“Real Property” shall mean the Owned Real Property and the Leased Real Property.

“Real Property Lease” shall mean each agreement pursuant to which any member of the Unilever Group or the Companies lease, sublease (as sublessor or sublessee) or otherwise occupy any Leased Real Property.

“Receivables” shall mean accounts receivable, including any unpaid interest accrued on such accounts receivable, and such part of such amounts as relates to VAT, sales and use, and similar Tax.

“Recognized Environmental Conditions” shall mean the presence or likely presence of any Hazardous Substances on a property under conditions that indicate an existing Release, a past Release, or threat of a Release of any Hazardous Substances into structures on the property or into the Environment, even under conditions in compliance with Applicable Laws.

“Registration Rights Agreement” shall mean a Registration Rights Agreement to be executed and delivered at Closing by Holdings and the member of the Unilever Group that acquires the Note at Closing containing the terms set forth in the term sheet attached as Exhibit I and otherwise in a form customary for transactions of this type.

“Release” shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching of any Hazardous Substances into the Environment, and “Released” shall be construed accordingly.

“Relief” shall mean any relief, allowance, exemption, set-off, deduction or credit available from, against or in relation to Tax or in the computation for any Tax purpose of income, profits or gains and any right to repayment of Tax.

“Remedial Action” shall mean all actions required under Environmental Laws or any Environmental Permit to (a) clean up, remediate, remove, treat, monitor or in any other way address any Environmental Matter; (b) prevent the further Release or threat of further Release, or minimize the further Release of any Hazardous Substance so it does not migrate or endanger or threaten to endanger the Environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care with respect to any Release or any threatened Release; or (d) bring, in the case of the Companies or any member of the Unilever Group, the Real Property and any DiverseyLever Former Property, and in the case of Buyer, any CMI Real Property and any CMI Former Property, and the respective operations conducted thereon, into compliance with Environmental Laws and Environmental Permits.

“Represented Ex-U.S. Employees” shall mean Ex-U.S. Employees who are either represented by a recognized labor union or subject to a collective bargaining agreement.

“Represented U.S. Employees” shall mean U.S. Employees who are represented by a labor organization as defined in Section 2(5) of the National Labor Relations Act, 29 U.S.C. §152(5).

“Research Projects” means the two research projects, currently carried on in Unilever research laboratories, known as Project Advance and Project Paris.

“Retained Patents” shall mean United States Patent Nos. 5,009,801 and 5,073,280, European Patent No. 486,656 (in each case, in all designated states), including German Patent No. 69121362.3 and equivalents in Australia Patent No. 651,351 and Canada Patent No. 2,064,223.

“Returns” shall mean all finished goods and products relating exclusively or primarily to the DiverseyLever Business which are returned on, prior to or following the Closing Date and are from sales made to Customers in respect of the DiverseyLever Business on or prior to the Closing Date.

[**]

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended.

“Seconded Employee” shall mean a Person whose name is set forth on Schedule L.

“Sellers” shall mean Conopco, the Asset Sellers, the Share Sellers and any other member of the Unilever Group having any right, title or interest in, to or under any Assets, Assumed Liabilities or Shares, and shall include those members of the Unilever Group listed as such in Exhibit A.

“Share Sellers” shall mean any existing or future member of the Unilever Group transferring Sold Shares to Buyer or a Designated Buyer at Closing or any Delayed Closing pursuant to this Agreement (a) and described in Part B of Exhibit A or (b) in accordance with the provisions of Section 7.4.

“Share Subscriber” shall mean Marga B.V. or such other Person permitted by the Stockholders’ Agreement to hold the Holdings Shares as Conopco may designate.

“Shared Contracts” shall mean any Contract, including any sales, agency, distribution or similar Contracts, to which any member of the Unilever Group or any Company is a party or is bound and which relates to or is necessary for the operation of (a) the DiverseyLever Business and (b) any other business conducted or proposed to be conducted by any member of the Unilever Group.

“Shares” shall mean the issued and outstanding equity interests in the Companies and the Joint Venture Entities.

“Software” shall mean all storage media containing computer software, including source code, object code (and, for the avoidance of doubt, software for web, internet, and intranet sites), but excluding the Innoplan software and database and software to which access, or by which a service, is to be provided only under the Transitional Services Agreement, but for the avoidance of doubt any such storage medium that forms part of a machine that is transferred under this Agreement in its own right shall be deemed part of that machine and not a separate thing for purposes of this definition.

“Soil or Groundwater Contamination” shall mean the presence of Hazardous Substances:

(a)  in soil or groundwater on or prior to the Closing Date; or

(b)  resulting from migration or movement of Hazardous Substances which were in soil or groundwater on or prior to the Closing Date.

“Sold Shares” shall mean all Shares of (a) the Companies listed in Part B–1 of Exhibit A, which Shares are to be transferred directly to Buyer or a Designated Buyer at Closing or a Delayed Closing, and (b) those entities that are to be organized after the date hereof, the Shares of which are to be transferred directly to Buyer or a Designated Buyer at Closing or a Delayed Closing in accordance with the provisions of Section 7.4.

“Stockholders’ Agreement” shall mean the Stockholders’ Agreement to be entered into by Unilever NV, Holdings and Commercial Markets Holdco, Inc. in the form of Exhibit J.

“Straddle Period” shall mean any taxable year or period beginning before and ending after the Closing Date.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company or joint venture, of which (or in which) such Person, alone or together with one or more of its subsidiaries or nominees, owns 100% of the interest in the capital stock or profits of such corporation, limited liability company, partnership or joint venture.

“Supply Agreements” shall mean the Supply Agreements to be executed and delivered at Closing by Buyer and Unilever or their respective Affiliates in the forms attached as Exhibit K–1 and Exhibit K–2.

“Tax Asset” shall mean any Relief, net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including deductions and credits related to alternative minimum Taxes); provided, however, that such term shall not include the Tax basis of any stock or asset.

“Tax Benefit” with respect to any event or adjustment for any Person shall mean the positive excess, if any, of the Tax liability of such Person in any taxable year without regard to such event or adjustment over the Tax liability of such Person in that taxable year taking into account such event or adjustment, with all other circumstances treated as remaining unchanged.

“Tax Cost” with respect to any event or adjustment for any Person shall mean the positive excess, if any, of the Tax liability of such Person in any taxable year taking such event or adjustment into account over the Tax liability of such Person in that taxable year without regard to such event or adjustment, with all other circumstances treated as remaining unchanged.

“Tax Return” shall mean any report, return, information return, declaration, claim for refund, or other document relating to Taxes, including any schedule, attachment or amendment thereto.

“Tax Sharing Agreement” shall mean any written agreement or established practice or arrangement for the allocation or payment of Taxes or payment for the use of Tax Assets with respect to a consolidated, combined, unitary, or similar Tax Return.

“Taxes” (and with correlative meanings “Tax” and “Taxable”) shall mean all taxes of any kind imposed by a national, supranational, state or local Governmental Authority, including taxes on or measured by or referred to as income, gross receipts, net worth, capital, financial operation, sales, use, ad valorem, value added, franchise, profits, license, withholding, payroll (including all contributions or premiums pursuant to industry or governmental social security laws or pursuant to other tax laws and regulations), employment, excise, severance, stamp, occupation, premium, property, transfer or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever (but excluding UK stamp duty), together with any interest and any penalties, additions to Tax or additional amounts imposed by such Governmental Authority with respect to such amounts.

“Technology License Agreements” shall mean the Transferred Technology License Agreement and the Retained Technology License Agreement to be executed and delivered at Closing by Buyer and Unilever, in the forms attached as Exhibit L-1 and Exhibit L-2.

“Trademark License Agreement” shall mean the Retained Trademark License Agreement to be executed and delivered at Closing by Buyer and Unilever or their respective Affiliates, in the form attached as Exhibit M-1.

“Trademarks” shall mean trademarks, service marks, proprietary rights in trade names, trade dress, domain names, labels, logos, slogans and all other devices used to identify any product, service, business or company whether registered, unregistered or at common law, and any applications for registration or registrations thereof and all forms of protection of a similar nature or having equivalent or similar effect to any of these that may subsist anywhere in the world, without prejudice to the transfer of associated goodwill under this Agreement under clause (viii) of the definition of “Assets”.

“Transfer Regulations” shall mean any Applicable Law pursuant to which, in connection with the transactions contemplated herein the employment of any individual will automatically transfer to Buyer or any other member of the CMI Group, including for the avoidance of doubt the provisions of Directive 77/187/EC commonly called the Acquired Rights Directive or Transfer of Undertakings Directive.

“Transfer Taxes” shall mean transfer (including real estate transfer), documentary, check or cash deposit or disbursement, sales, use, registration, stamp duties (excluding UK stamp duty) and other similar Taxes incurred in connection with the transfer of the Shares and Assets pursuant to this Agreement or the Ancillary Agreements and, in each case, interest, additional amounts, additions to Tax, penalties or similar items relating thereto, but excluding VAT.

“Transferred Employee” or “Transferred Employees” shall mean Employees who become employed by a member of the CMI Group after Closing.

“Transitional Services Agreement” shall mean the Transitional Services Agreement to be entered into between certain members of the Unilever Group and Buyer or its Affiliates, in the form attached as Exhibit N.

“UK Company” shall mean (a) any of the Companies incorporated in England and Wales and (b) any Company the share register of which is located in the United Kingdom.

“UK Employees” shall mean any of the Ex-U.S. Employees engaged in the DiverseyLever Business in the United Kingdom. It also means any past, present or future employee or director of any of the UK Companies and any predecessor to all or any part of their respective businesses.

“UK Pension Scheme” shall mean the Unilever Pension Fund.

“UK Shares” shall mean the issued share capital of the UK Companies listed in Part B of Exhibit A, which UK Shares are being transferred directly to the Designated UK Buyer at Closing.

“Unilever” shall mean Unilever PLC and/or Unilever NV.

“Unilever Accounting Policy Manual” shall mean the accounting policy manual of the Unilever Group attached hereto as Exhibit E.

“Unilever Consumer Brands Business” shall mean the business of developing, manufacturing, marketing, distributing and selling Unilever Consumer Brands Products to Customers, excluding the Unilever Continued Business.

“Unilever Consumer Brands Products” shall mean products (whether or not formulated or packaged differently for sales to, or for ultimate use by, Professional End-Users than they would be for sales to domestic end-users) branded with (a) the Trademarks set forth on Schedule D or (b) with Trademarks that include (whether in combination, within one word, or otherwise) such Trademarks (including, in each case, for the avoidance of doubt, Trademarks used in conjunction with markings such as “professional,” “for professional use” or similar words or phrases); provided, however, that within 45 Business Days after the date hereof, Schedule D may be amended by Conopco to include additional Trademarks which have been used by any member of the Unilever Group in the 12-month period ending on the Closing Date primarily (as compared to Professional End-Users (taking into account all territories in which products are marketed and sold under that brand)) in connection with products sold to domestic end-users.

“Unilever Continued Business” shall mean (a) the business of developing, manufacturing, marketing, distributing and selling (including, in the case of machines and equipment, leasing or providing free on loan) the DiverseyLever Business Products and/or the Unilever Consumer Brands Products to Customers and (b) marketing, selling and providing the DiverseyLever Business Services to Professional End-Users, in each case, as conducted by members of the Unilever Group as of the date of this Agreement in Cote d’Ivoire, El Salvador, Equador, Honduras and Malawi, and pursuant to the distributorship operations of Unilex Cameroun S.A. in Cameroon.

“Unilever Financing Agreement” shall mean the letter agreement executed and delivered as of the date hereof by Commercial Markets, Inc. and Conopco.

“Unilever Group” shall mean Unilever and their respective Subsidiaries and Affiliates (but excluding the Companies). References to a “member” or “members” of the Unilever Group shall be construed accordingly.

“Unilever Infrastructure Management Centers” shall mean the five centers established during the three years prior to the date hereof which create and provide all information technology infrastructure for Unilever’s business.

“Unilever Knowledge Group” shall mean Graeme Armstrong, Stephane Baseden, Nigel Biggs (in relation to pension matters only), James Bruce, Katrina Burchell (in relation to Trademark matters only), Jean-Pierre Dubourg (in relation to Real Property and Environmental Matters only), Hidde Frankena, Lysanne Gray (in relation to accounting matters only), Neil Johnson (in relation to Environmental Matters only), David Jones, Candan Karabagli, Venkatesh Kasturirangan, David Kennedy, Ian Lawrence, Robert Leek, Clive Newman, Adam Perkins, Tim Ransome, Marianne Rots (in relation to Patent matters only), Richard Solk (in relation to employment matters only), Chris Sanders, Goran Schultz (in relation to Environmental Matters only), Rob Sidoli, Ulla Stahl (in relation to information technology matters only), Jean-Max Teissier, Pieter van Lunen (in relation to Tax matters only), Louis Virelli (in relation to Intellectual Property and Patent matters only) and M C Yüceulug.

“Unilever NV” shall mean Unilever NV, a company organized under the laws of The Netherlands whose principal office is at Weena 455, 3013 AL, Rotterdam, The Netherlands.

“Unilever PLC” shall mean Unilever PLC, a company organized under the laws of England and Wales (registered number 41424) whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4UJ, England.

“Unilever Special Knowledge Group” shall mean Nigel Biggs (in relation to pension matters only), James Bruce, Katrina Burchell (in relation to Trademark matters only), Lysanne Gray (in relation to accounting matters only), David Jones, Ian Lawrence, Robert Leek, Marianne Rots (in relation to Patent matters only), Richard Solk (in relation to employment matters only) and Pieter van Lunen (in relation to Tax matters only).

“U.S. Employees” shall mean all (a) individuals who, on the Closing Date, are actively employed as officers, directors, consultants or other employees in the United States, including Puerto Rico, by any Company; and (b) individuals who, on the Closing Date, are actively employed as officers, directors, consultants or other employees in the United States, including Puerto Rico, by any member of the Unilever Group, 80% or more of whose employment and responsibilities relate to the DiverseyLever Business (either directly or indirectly by providing back office or host support to the DiverseyLever Business) and including any such employees whose responsibilities relate to the distribution, sales and marketing of the Unilever Consumer Brands Business under the Agency Agreement (but excluding Excluded Employees), and any other individual who, on the Closing Date, is actively employed as an officer, director, consultant or other employee in the United States, including Puerto Rico, by any member of the Unilever Group as agreed by Conopco and Buyer prior to Closing; and (c) all individuals who would have been included in clauses (a) or (b) above, if they were actively employed on the Closing Date but who are on leave as of the Closing Date with a right to return to a member of the Unilever Group or any Company but excluding individuals who, as of the Closing Date, are on disability leave and in respect of whom a determination has been made in accordance with local practice and custom that they are not expected to return to work.

“VAT” shall mean value added Taxes, including the Tax imposed by the Sixth Council Directive of the European Communities and any national legislation implementing that directive, together with legislation supplemental thereto, and including any interest, additional amounts, additions to Tax, penalties or similar items relating thereto.

“Working Capital” means the aggregate amount expressed in Euro (in relation to the Companies and the DiverseyLever Business conducted by the Asset Sellers) or dollars (in relation to the CMI Group) of, in respect of the DiverseyLever Business, amounts defined in the DiverseyLever Accounting Policies as trading working capital, such amounts, specifically including those amounts set forth in clauses (a) and (b) below, on the one hand, and, in respect of the CMI Business, the amounts set forth in clause (c) below on the other hand:

(a)  in respect of each local DiverseyLever Business conducted by an Asset Seller, as at 11:59 p.m. (applicable local time) on the date immediately preceding the Closing Date:

(i)  the DiverseyLever Inventory of the relevant Asset Sellers; plus

(ii)  Receivables (including third party trade debtors) together with Tax Assets relating to social security contributions, contributions to state pension schemes, customs and excise duties, Taxes deducted from employees’ wages and salaries, property and land Taxes, Taxes on equity or capital, Taxes withheld from third party royalties or service fees and/or VAT, sales and other similar Taxes of the relevant Asset Sellers, net of reserves, to the extent arising out of, or relating to, the operation of the DiverseyLever Business; minus

(iii)  trade and other creditors/accounts payable of the relevant Asset Sellers incurred for the purposes of, or in connection with, the operation of the DiverseyLever Business and like amounts owed to a member of the Unilever Group (including third party trade creditors, together with amounts owed in respect of social security contributions, contributions to state pension schemes, customs and excise duties, Taxes deducted from employees’ wages and salaries, property and land Taxes, Taxes on equity or capital, Taxes withheld from third party royalties or service fees and/or VAT, sales and other similar Taxes of the relevant Asset Sellers); minus

(iv)  any other accrued, current liabilities of such local DiverseyLever Business excluding Tax liabilities;

in each case, as more specifically defined in, and as calculated in accordance with, the DiverseyLever Accounting Policies (except for Investory provisions in respect of restructuring projects which are included in restructuring creditors);

provided, however, that (A) no account shall be taken of any provisions relating to the Retained Litigation in the Final DiverseyLever Working Capital Amount, and (B) the DiverseyLever Base Working Capital Amount and Final DiverseyLever Closing Working Capital Amount shall be calculated without regard to the existence of any restructuring provision, provided that (1) the utilization of such restructuring provision shall be done in accordance with Section 6.1(b)(xviii) and (2) such utilization shall be reflected in the Final DiverseyLever Working Capital Amount; and

(b)  in respect of the Companies, as at 11:59 p.m. (applicable local time) on the date immediately preceding the Closing Date:

(i)  Inventory beneficially owned by or on behalf of the Companies (including items which, although subject to retention of title by the relevant sellers thereof, are under the control of the Companies); plus

(ii)  Receivables (including third party trade debtors but excluding Intercompany Receivables) and like amounts owed by any members of the Unilever Group (excluding Intercompany Payables) together with Tax Assets relating to social security contributions, contributions to state pension schemes, customs and excise duties, Taxes deducted from employees’ wages and salaries, property and land Taxes, Taxes on equity or capital, Taxes withheld from third party royalties or service fees and/or VAT, sales and other similar Taxes) of the Companies, net of reserves; minus

(iii)  trade and other creditors/accounts payable of the Companies (including third party trade creditors) and like amounts owed to any members of the Unilever Group (whether included in such amounts or not), together with amounts owed in respect of social security contributions, contributions to state pension schemes, customs and excise duties, Taxes deducted from employees’ wages and salaries, property and land Taxes, Taxes on equity or capital, Taxes withheld from third party royalties or service fees and/or VAT, sales and other similar Taxes); minus

(iv)  any other accrued, current liabilities of the Companies excluding Tax liabilities;

in each case, as more specifically defined in, and as calculated in accordance with, the DiverseyLever Accounting Policies (except for Inventory provisions in respect of restructuring projects which are included in restructuring creditors);

provided, however, that (A) no account shall be taken of any provisions relating to the Retained Litigation in the Final DiverseyLever Working Capital Amount, and (B) the DiverseyLever Base Working Capital Amount and Final DiverseyLever Working Capital Amount shall be calculated without regard to the existence of any restructuring provision, provided that (1) the utilization of such restructuring provision shall be done in accordance with Section 6.1(b)(xviii) and (2) such utilization shall be reflected in the Final DiverseyLever Working Capital Amount; and

(c)  in respect of the CMI Group, as at 11:59 p.m. (applicable local time) on the date immediately preceding the Closing Date:

(i)  Inventory beneficially owned by or on behalf of the members of the CMI Group (including items which, although subject to retention of title by the relevant seller thereof, are under the control of the relevant member of the CMI Group); plus

(ii)  Receivables due to any member of the CMI Group (including third party trade debtors), net of reserves, including any Receivables subject to the securitization arrangements of the CMI Group and any accruals for Inventory that has been shipped but not invoiced by a member of the CMI Group; minus

(iii)  trade and other creditors/accounts payable of any member of the CMI Group (including third party trade creditors),

including accruals for Inventory received by a member of the CMI Group for which such member has not been invoiced;

in each case, in accordance with the CMI Accounting Principles; provided, however that in respect of the CMI Base Working Capital Amount and Final CMI Working Capital Amount no Taxes payable or receivable shall be taken into account; and provided further, that the CMI Base Working Capital Amount shall not reflect or otherwise give effect to the CMI M&A Costs, but the Final CMI Closing Working Capital Amount shall reflect and give effect to accruals for CMI M&A Costs that have not been paid by Buyer prior to the Closing Date.

Working Capital may be either a positive or a negative amount.

1.2   Other Definitional Provisions.

(a)  The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)  Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)  The terms “dollars” and “$” shall mean United States dollars and the term “EUR” shall mean Euro and, in each case and as applicable, shall refer to any relevant foreign currency equivalent.

(d)  The terms “including” shall be deemed to be immediately followed by the term “but not limited to.”

(e)  A patent shall be deemed to be “managed” for the DiverseyLever Business if primary responsibility for or in practice taking (or being primarily responsible for taking), at the date of this Agreement, all decisions concerning the filing, prosecution and maintenance of the patent is done by persons within the Unilever Group and the Companies, in each case for the DiverseyLever Business. A patent shall be deemed to be “managed” for Unilever if primary responsibility for or in practice taking (or being primarily responsible for taking), at the date of this Agreement, all decisions concerning the filing, prosecution and maintenance of the patent is done by persons within the Unilever Group and the Companies, in each case for members of the Unilever Group and the Companies other than (in each case) for the DiverseyLever Business.

(f)  Except as otherwise provided in this Agreement, any amount required to be taken into account or otherwise reflected herein that is incurred or denominated in a currency other than dollars or Euro shall be converted into dollars or Euro, as the case may be, using the applicable exchange rate as published in the column entitled “Cross-Rates and Derivatives: Exchange Cross-Rates” (or any successor column), as appearing in the Financial Times (i) in the case of the Closing Debt/Cash Balance Statements, published on the Closing Date, (ii) in the case of any payment to be made pursuant to Section 3.6(c) or (d), published on the Business Day that is two Business Days prior to the applicable payment date and (iii) where it is necessary to determine whether a monetary limit or threshold amount in this Agreement has been reached or exceeded and the value of the relevant claim is expressed in a currency other than dollars or Euro, as the case may be, published on the date of receipt by Conopco or Buyer (as the case may be) of written notification of such claim or on the date of determination of such claim or, if a payment, on the date actually paid to the party entitled to payment, (iv) if the Financial Times is not published or such column does not appear on any of the dates set forth in clauses (i), (ii) and (iii) above, on the immediately preceding date on which the Financial Times is published and such column appears, or (v) if an exchange rate for the relevant currency is not so published, such rate as Buyer’s Accountants and Conopco’s Accountants shall mutually agree by reference to generally accepted, published exchange rates for the relevant currency into dollars or Euro, as the case may be.

(g)  Whenever the words “material” or “serious” are used in this Agreement, the meaning of such word shall be construed in the context in which it is used and based on the facts and circumstances attendant thereto and such construction shall not be prejudiced by any monetary threshold in this Agreement, including those set forth in Articles I, IV, V, IX and XI.

(h)  For the avoidance of doubt and subject to the provisions of Article VII, whenever the words “predominantly,” “relate primarily to” or “used primarily in” or other similar expressions are used (including in the phrases “relate exclusively or primarily to,” “used exclusively or primarily in,” “arising exclusively or primarily” and “exclusively or primarily”) in connection with assets of the DiverseyLever Business or the CMI Business, they shall, with respect to assets that are divisible, mean only to the extent such assets are so used and, with respect to assets that are not divisible, to the full extent of such assets.

(i)  Unless the context requires otherwise, (i) any definition of reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on any such amendments, supplements or modifications set forth herein) and (ii) any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns.

(j)  The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any manner the meaning or interpretation of this Agreement. Except as otherwise provided in this Agreement, any reference to a Section, Exhibit or Schedule shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(k)  The following additional terms are set forth and defined in the following respective Sections of this Agreement:

DEFINED TERMS	SECTION
1996 Agreement	6.11(a)
Actuarial Assumptions	9.6(c)(iv)
Additional DiverseyLever Financial Statements	4.4(e)(i)
Adjusted Cash Payment	See Schedule 3.8
Adjusted EBITDA Value	3.4(e)

DEFINED TERMS	SECTION
Adjusted Note Amount	See Schedule 3.8
Aggrieved Party	11.2(a)
Applicable Section 9.6 Rate	9.6(c)(i)
Associated Rights	7.1(h)
Assumed Amount	9.6(c)(ii)
Audited CMI Financial Statements	5.4(a)
Audited DiverseyLever Financial Statements	4.4(c)(i)
Bank Commitment	5.17(a)
Base Cash Payment	2.1(c)(iii)
Benefit Arrangement	9.6(c)(iii)
Benefit Liabilities	9.6(c)(iv)
Boycotted Country	4.19(c)
Bridge Commitment	5.17(b)
Business Plant and Machinery	See “Plant and Machinery”
Buyer	Preamble
Buyer Benefit Indemnification Amount	9.6(a)
Buyer Cap	11.3(a)
Buyer Contact	6.7(h)
Buyer-Controlled Affiliate	See “Affiliate Transactions”
Buyer Covenant Breach Notice	10.3(a)
Buyer Cure Plan	10.3(a)
Buyer Deferred Amounts	11.8(b)(i)
Buyer Incurred Amount	11.1(c)(i)
Buyer Indemnified Parties	11.1(a)
Buyer MAE Notice	10.3(c)
Buyer Regulatory Restrictions	6.8(b)
Buyer Representation Breach	10.3(b)
Buyer Representation Breach Notice	10.3(b)
Buyer Representation Covenant	11.3(a)
Buyer Terminating Breach	10.3(a)
Buyer Threshold Amount	11.3(c)
Buyer’s Facilities	7.1(d)
Buyer’s International Welfare Plans	9.5(g)
Buyer’s U.S. Welfare Plans	9.4(d)
Cap	11.3(a)
Cash Outlay	11.1(c)(i)(A)(1)
Cash Payment	2.1(c)(iii)
Cash Threshold	8.2(g)
CERCLA	See “Environmental Laws”
Closing	3.1
Closing Date	3.1
Closing Intercompany Amount	3.5(c)
CMI Adjustments	See Schedule 3.8
CMI Closing Debt/Cash Balance	3.5(b)(i)
CMI Closing Debt/Cash Balance Statement	3.5(b)(i)

DEFINED TERMS	SECTION
CMI Closing Statement	3.5(d)(i)
CMI Closing Working Capital Amount	3.5(d)(ii)
CMI Current Pay Costs	6.5(a)(ii)
CMI Debt/Cash Deficit	3.6(b)
CMI Debt/Cash Disputed Items	3.5(b)(i)
CMI Debt/Cash Notice of Disagreement	3.5(b)(i)
CMI Debt/Cash Surplus	3.6(b)
CMI Disclosure Schedule	5
CMI Disputed Items	3.5(d)(v)
CMI EBITDA	See Schedule 3.8
CMI EBITDA Disputed Items	See Schedule 3.8
CMI EBITDA Notice of Disagreement	See Schedule 3.8
CMI EBITDA Purchase Price Adjustment	See Schedule 3.8
CMI Environmental Knowledge Group	See “knowledge”
CMI Financial Statements	5.4(c)(i)
CMI Financing EBITDA	See Schedule 3.8
CMI Intercompany Agreements	5.9(a)(iv)
CMI Joint Venture Entity	6.6(b)(iii)
CMI Leased Real Property	5.7(b)
CMI Material Contract	5.9(a)
CMI Notice of Disagreement	3.5(d)(v)
CMI Owned Real Property	5.7(a)
CMI Phase I Assessments	6.7(j)
CMI Pre-Closing Date Environmental Non-Compliance Matter	11.1(o)
CMI Statement of Adjusted EBITDA	See Schedule 3.8
CMI Statement of EBITDA	5.4(b)
CMI Working Capital Deficit	3.6(d)
CMI Working Capital Surplus	3.6(d)
Combined Financing EBITDA	See Schedule 3.8
Commercial Agents Directive	6.24
Commercial Markets, Inc.	Preamble
Commitments	5.17(b)
Conopco	Preamble
Conopco Cap	11.3(a)
Conopco Covenant Breach Notice	10.4(a)
Conopco Cure Plan	10.4(a)
Conopco Deferred Amounts	11.8(b)(ii)
Conopco International Retiree Welfare Plans	9.5(j)
Conopco MAE Notice	10.4(c)
Conopco Representation Breach	10.4(b)
Conopco Representation Breach Notice	10.4(b)
Conopco Representation Covenant	11.3(a)
Conopco Retained Benefit Arrangement	9.5(d)
Conopco Terminating Breach	10.4(a)

DEFINED TERMS	SECTION
Conopco Threshold Amount	11.3(b)
Conopco’s Representatives	11.1(m)
Conopco U.S. Retiree Welfare Plans	9.4(e)
Conopco’s U.S. Savings Plans	9.4(c)
Continuing International Plans	9.5(b)
Costs	11.1(a)
Covered Insurance	11.3(f)(i)
Delayed Assets	3.4(d)
Delayed Buyer	3.4(d)
Delayed Closing	3.4(d)
Delayed Shares	3.4(d)
Derivative Right	3.4(f)(ii)
DiverseyLever Adjustments	See Schedule 3.8
DiverseyLever Closing Debt/Cash Balance	3.5(b)(ii)
DiverseyLever Closing Debt/Cash Balance Statement	3.5(b)(ii)
DiverseyLever Closing Intercompany Balances Statement	3.5(c)
DiverseyLever Closing Statement	3.5(e)(i)
DiverseyLever Closing Working Capital Amount	3.5(e)(ii)
DiverseyLever Debt/Cash Disputed Items	3.5(b)(ii)
DiverseyLever Debt/Cash Notice of Disagreement	3.5(b)(ii)
DiverseyLever Disclosure Schedule	4
DiverseyLever Discontinued or Excluded Business Liabilities	See “Excluded Liabilities”
DiverseyLever Disputed Items	3.5(e)(v)
DiverseyLever EBITDA Disputed Items	See Schedule 3.8
DiverseyLever EBITDA Notice of Disagreement	See Schedule 3.8
DiverseyLever EBITDA Purchase Price Adjustment	See Schedule 3.8
DiverseyLever EBITDA Shortfall	8.2(g)
DiverseyLever Financial Statements	4.4(e)(i)
DiverseyLever Financing EBITDA	See Schedule 3.8
DiverseyLever Management EBITDA	See Schedule 3.8
DiverseyLever Management Financial Statements	4.4(b)(i)
DiverseyLever Non-Pension EBITDA Purchase Price Adjustment	See Schedule 3.8
DiverseyLever Notice of Disagreement	3.5(e)(v)
DiverseyLever Pension EBITDA Purchase Price Adjustment	See Schedule 3.8
DiverseyLever Permitting Expenditures	4.13(b)
DiverseyLever Statement of Adjusted EBITDA	See Schedule 3.8
DiverseyLever Statement of Working Capital	4.4(b)(i)(A)
DiverseyLever Statutory Financial Statements	4.4(a)(i)
DOJ	6.8(c)
EC Merger Regulation	See “Competition/Investment Law”
Ecolab Patent Litigation	See Schedule 11.9

DEFINED TERMS	SECTION
Excluded Operations	7.1(a)
Facilities Remediation	11.1(n)
Final CMI Adjusted EBITDA	See Schedule 3.8
Final DiverseyLever Adjusted Management EBITDA	See Schedule 3.8
Financing Costs	6.5(a)(iii)
Financing Period	See Schedule 3.8
FTC	6.8(c)
Future CMI Audited Financial Statements	5.4(a)
Future CMI Unaudited Financial Statements	5.4(c)(ii)
Future DiverseyLever Audited Financial Statements	4.4(c)(ii)
Future DiverseyLever Unaudited Financial Statements	4.4(e)(ii)
Future Unilever Consumer Brands Exclusion Statements	4.4(g)(ii)
Grossed-Up CMI Debt/Cash Deficit	3.6(b)
Grossed-Up CMI Debt/Cash Surplus	3.6(b)
Grossed-Up CMI Working Capital Deficit	3.6(d)
Grossed-Up CMI Working Capital Surplus	3.6(d)
Grossed-Up Indemnity Payment	11.1(c)(ii)
Holdings	Preamble
HSR Act	6.8(b)
Indemnified Claim	11.2(i)
Indemnifying Party	11.2(a)
Indemnity Acknowledgement	11.2(b)
Independent Expert	11.1(y)
Initial Pension Estimate	See Schedule 3.8
Intercompany Agreements	6.21
Intergroup CRDS Agreements	See “Central Research & Development and Services Agreements”
Interim Pension Differential	See Schedule 3.8
Interim Pension Estimate	See Schedule 3.8
International Employment Contracts	9.2(a)
International Plans	9.2(a)
International Stand-Alone Plans	9.5(b)
International Transition Period	9.5(b)
Intragroup CRDS Agreements	See “Central Research & Development and Services Agreements”
IPPC	See “Environmental Laws”
Joint Dispute Resolution Period	See Schedule 3.8
June Additional DiverseyLever Financial Statements	4.4(d)(i)
June Unaudited Balance Sheet and Profit and Loss Account	4.4(d)(i)(B)
Leverage Ratio Note Amount	See Schedule 3.8

DEFINED TERMS	SECTION
LTM Date	See Schedule 3.8
Material Contract	4.9(a)
Material CMI Leased Real Property	5.7(b)
Material Leased Real Property	4.7(b)
Material Owned Real Property	4.7(a)
Maximum Cash Payment	See Schedule 3.8
Membership Transfer Date	9.6(c)(v)
Necessary Actions	11.1(m)
Newly-Hired Employees	9.5(b)
Non-UK Shares and Assets	2.1(c)(i)
Note Shares and Assets	2.1(b)(i)
Orders	4.11(b)
Original CMI Business	6.9(a)(x)
Original DiverseyLever Business	6.9(a)(xi)
OSHA	See “Environmental Laws”
Other Joint Venture Interests	See “Joint Venture Interests”
Out of Pocket Amount	11.1(c)(i)
PBGC	9.1(e)
PCBs	See “Hazardous Substance”
Pension Expense Adjustment	See Schedule 3.8
Per Occurrence Amount	11.3(b)
Permit	9.3(h)
Permitted Persons	6.7(h)
Phase I Assessments	6.7(e)
Pre-Closing Date CMI Release or Contamination	11.1(o)
Pre-Closing Date DiverseyLever Release or Contamination	11.1(e)
Pre-Closing Date Environmental Non-Compliance Matter	11.1(e)
Pre-Closing Date Non-CMI Release or Contamination	11.1(o)
Pre-Closing Date Non-DiverseyLever Release or Contamination	11.1(e)
Preliminary DiverseyLever Statement of EBITDA	4.4(b)(i)(B)
Preliminary Shared Facility List	7.1(a)
Proposals	11.1(n)(i)
Purchase Price	2.1(d)
RCRA	See “Environmental Laws”
Real Property Documents	See “Assets”
Referral	11.1(y)
Referral Firm	11.1(y)
Regulatory Challenge	6.8(d)
Related Proceedings	11.9(a)
Relevant Business	6.8(b)
Restraints	8.1(a)

DEFINED TERMS	SECTION
Retained Litigation	11.9(a)
Reviewed DiverseyLever Statement of Management EBITDA	4.4(d)(i)(C)
Rule 144A Offering	See “144A Offering Documents”
[**]	[**]
SAS 71	4.4(e)(i)
Section 3.4(e) Adjustment	3.4(e)
Section 6.1 Consent Request	6.1(d)
Section 6.2 Consent Request	6.2(d)
Segregation Documents	7.1(e)(iv)
September Additional CMI Financial Statements	5.4(c)(i)
September Additional DiverseyLever Financial Statements	4.4(e)(i)
Shared Facilities	7.1(a)
Shared Facility Lease	7.1(g)
Shared Manufacturing Facility	7.1(e)(i)
Signing Exchange Rate	See Schedule 3.8
Subscription Payment	2.1(a)(i)
Supporting Information	6.17(a)
Support Services	7.1(b)
Survival Period	12.3
Tax Indemnity Amount	6.9(a)(ix)
Technical Dispute	11.1(y)
Termination Date	10.4
Third Party Lessor	7.1(e)(iii)
Threshold Amount	11.3(c)
Total Leverage Ratio	See Schedule 3.8
Transaction Expenses	6.5(a)
Transferred Unilever Consumer Brands Business Assets	See “Assets”
Transferable Joint Venture Interests	See “Joint Venture Interests”
U.S. Benefit Arrangements	9.1(a)
U.S. Employee Plan	9.1(a)
U.S. Employment Contracts	9.1(a)
U.S. Stand-Alone Plans	9.4(a)
UFI	See “Hazardous Substance”
UK Companies	9.2(j)(iv)
Unilever Central Services	See “Central Research & Development and Services Agreements”
Unilever Consumer Brands Exclusion Statements	4.4(g)(i)
Unilever Contact	6.7(h)
Unilever Environmental Knowledge Group	See “knowledge”
Unilever Guarantees	6.12
Unilever Indemnified Parties	11.1(b)

DEFINED TERMS	SECTION
Unilever Regulatory Restrictions	6.8(b)
VAT Group	6.9(k)(vii)
Walk-Away Date	10.2(a)
WARN	See “Excluded Liabilities”
Welfare Plan	4.5(g)

ARTICLE II

THE TRANSACTIONS

2.1 Issue and Subscription for Holdings Shares; Purchase and Sale of Shares and Assets.    Upon the terms and subject to the conditions of this Agreement:

(a)  At Closing:

(i)  Conopco shall cause the Share Subscriber to deliver to Holdings as the subscription payment for the Holdings Shares, an aggregate amount, equal to $345,000,000, which amount shall be payable at Closing in the following currencies and amounts: (A) $ 179,400,000 and (B) EUR 188,224,596, each in immediately available funds, subject to adjustment as provided in this Agreement (collectively, as so adjusted, the “Subscription Payment”); and

(ii)  In consideration of payment of the Subscription Payment by the Share Subscriber, Holdings shall issue to the Share Subscriber the Holdings Shares.

(b)  At Closing:

(i)  Conopco shall (or shall cause the applicable Sellers to) sell, assign, transfer and deliver to Holdings such Sold Shares of non-U.S. Companies and non-U.K. Companies and Assets of non-U.S. Asset Sellers as shall be set forth under the heading “Note Shares and Assets” on Schedule 3.7 (the “Note Shares and Assets”) free of all Encumbrances (other than Permitted Encumbrances and Permitted IP Licenses and consistent with the representations and warranties of Conopco in Article IV that relate to title to such Sold Shares and Assets), and Holdings shall purchase and accept the Note Shares and Assets from the applicable Sellers, subject to the related Assumed Liabilities; and

(ii)  In consideration of the sale of the Note Shares and Assets, Holdings shall issue to Unilever NV (or such other member of the Unilever Group as Conopco may designate) the Note.

(c)  At Closing:

(i)  Conopco shall (and shall cause the applicable Sellers to) sell, assign, transfer and deliver to Buyer or one or more Designated Buyers (to be designated by Buyer as such on Schedule 2.1 and delivered to Conopco no later than 30 Business

Days after the date of this Agreement (or earlier if reasonably required by Conopco in order for it to comply with Applicable Law); provided, however, that Buyer shall have the right, with Conopco’s consent (which consent shall not be unreasonably withheld or delayed), to amend such Schedule up until five Business Days prior to the Closing Date), the Sold Shares and Assets (other than the UK Shares and the Note Shares and Assets) (the “Non-UK Shares and Assets”) free of all Encumbrances (other than Permitted Encumbrances and Permitted IP Licenses and consistent with the representations and warranties of Conopco in Article IV that relate to title to such Sold Shares and Assets), and Buyer shall (and shall cause each Designated Buyer to) purchase and accept the Non-UK Shares and Assets, as at and with effect from Closing, from the applicable Sellers, subject to the related Assumed Liabilities; and

(ii)  The applicable Share Seller, through the agency of Conopco, shall sell, assign, transfer and deliver to the Designated UK Buyer the UK Shares free of all Encumbrances (other than Permitted Encumbrances and Permitted IP Licenses and consistent with the representations and warranties of Conopco in Article IV that relate to title to the UK Shares), and the Designated UK Buyer (through the agency of Commercial Markets, Inc.) shall purchase and accept the UK Shares from the applicable Share Seller; and

(iii)  In consideration of the sale of the Non-UK Shares and Assets and the UK Shares by the applicable Sellers, the applicable Designated Buyers (through the agency of Commercial Markets, Inc.) shall pay to Conopco (or the applicable Sellers) an aggregate amount equal to $1,345,000,000 which represents (x) $1,000,000,000 (the “Base Cash Payment”) plus (y) $345,000,000, which aggregate amount shall be payable at Closing in the following amounts and currencies: (A) $479,400,000 and (B) EUR 983,859,968, each in immediately available funds, subject to adjustment as provided in this Agreement (collectively, as so adjusted, the “Cash Payment”).

(d)  The Note and the Cash Payment, each as adjusted as provided in this Agreement, shall collectively be referred to herein as the “Purchase Price.” The Purchase Price, including any adjustments thereto as provided in this Agreement and the Unilever Financing Agreement shall be allocated in accordance with Section 3.7. All adjustments to the Purchase Price which are payable in cash shall be paid in dollars.

2.2   Assumption of Liabilities.    With respect to the purchase and sale of the Assets, in addition to payment of the Purchase Price, Holdings and Commercial Markets, Inc. will cause each of the applicable Designated Buyers to assume from the applicable Asset Sellers or members of the Unilever Group, as the case may be, at the Closing and thereafter, in due course, pay, honor and discharge all of the Assumed Liabilities.

ARTICLE III

CLOSING; PURCHASE PRICE ADJUSTMENT

3.1   The Closing.    Unless this Agreement shall have been terminated, on the terms and subject to the conditions of this Agreement, and except as otherwise expressly provided in the

Local Transfer Agreements, the closing of the sale and purchase of the Sold Shares and Assets and the consummation of the other transactions contemplated hereby (the “Closing”) shall take place at the New York offices of Jones, Day, Reavis & Pogue, on the fifth Business Day after the date on which the last to be fulfilled or waived of the conditions set forth in Sections 8.1(c) through (e) shall be fulfilled or waived in accordance with this Agreement (provided that as of the Closing Date, the other conditions in Article VIII are fulfilled and/or waived) or at such other time, date or place as the parties may mutually agree upon in writing (the “Closing Date”). The parties to this Agreement will exchange (or cause to be exchanged), at the Closing (or at the applicable local closing occurring in connection with the Closing), the funds, certificates and other documents, and do, or cause to be done, all of the things respectively required of each party as specified in Sections 3.2 and 3.3. For purposes of this Agreement and except as otherwise expressly provided in the Local Transfer Agreements, the Closing will be treated as if it occurred at 0:01 a.m. (applicable local time) at each location of the DiverseyLever Business on the Closing Date.

3.2   Deliveries by Buyer.    At the Closing, Buyer and/or any other applicable Designated Buyer, as the case may be, shall deliver, or cause to be delivered, to Conopco the following:

(a)  the Cash Payment, payable in the currencies described in Section 2.1(c)(iii) by wire transfer in immediately available funds on the Closing Date to an account or accounts, specified in writing by Conopco, with such notice to be delivered no less than three Business Days prior to the Closing Date;

(b)  a certificate or certificates representing the Holdings Shares, duly registered in the name of the Share Subscriber;

(c)  the Note, the Registration Rights Agreement and the Note Indenture duly executed (and in the case of the Note, duly issued) and in full force and effect;

(d)  the certificate by an officer of Buyer required to be delivered pursuant to Section 8.2(c);

(e)  a certificate of Buyer, signed by an authorized officer, certifying as to (i) the corporate resolutions of Buyer authorizing the transactions contemplated by this Agreement, (ii) the incumbency of the officers of Buyer executing this Agreement and the Ancillary Documents to which it is a party, (iii) the good standing (or local equivalent, if applicable) under Applicable Law of Buyer and each Designated Buyer and (iv) certified or other official copies of the Constituent Documents of Buyer and each Designated Buyer;

(f)  certificates of each Designated Buyer, signed by an authorized officer, certifying as to (i) the corporate or comparable resolutions of such Designated Buyer authorizing the transactions contemplated by this Agreement and (ii) the incumbency of the officers of such Designated Buyer executing the Ancillary Documents to which it is a party;

(g)  a Local Transfer Agreement for each country in which Sold Shares or Assets are being sold to Buyer or a Designated Buyer hereunder, but only to the extent (i) Applicable Law in such country requires Buyer or a Designated Buyer to be party to a Local

Transfer Agreement in order to effect the sale, assignment, transfer or delivery (as the case may be) of such Sold Shares or Assets in such country or (ii) a Local Transfer Agreement is otherwise deemed necessary or appropriate for Tax purposes;

(h)  the Ancillary Agreements to which Buyer or any member of the CMI Group is a party, duly executed by Buyer or such member;

(i)  such instruments of assumption (which may be included in a Local Transfer Agreement), as may be necessary to effect Buyer’s or a Designated Buyer’s assumption under Applicable Laws of the Assumed Liabilities;

(j)  a receipt for the Subscription Payment; and

(k)  such other instruments and documents, in form and substance reasonably acceptable to Conopco and Buyer, as shall be agreed in writing by the parties in good faith to be reasonably necessary or expedient to effect the Closing.

3.3   Deliveries by Conopco.    At the Closing, Conopco, the Share Subscriber and/or any applicable Seller, as the case may be, shall deliver, or cause to be delivered to Buyer and/or the other applicable Designated Buyers, the following:

(a)  the Subscription Payment, payable in the currencies described in Section 2.1(a) by wire transfer in immediately available funds on the Closing Date to an account or accounts, specified in writing by Holdings, with such notice to be delivered no less than three Business Days prior to the Closing Date;

(b)  certificates representing the Sold Shares (including any Sold Shares held by nominees), which shall be duly endorsed for transfer to Buyer or the applicable Designated Buyers or accompanied by stock powers duly executed in blank, or, in the case of Sold Shares of non-U.S. Companies, evidence of the transfer of such Sold Shares in accordance with the Applicable Laws of the jurisdictions in which such non-U.S. Companies are organized or otherwise in accordance with the applicable Local Transfer Agreement;

(c)  the certificate by an officer of Conopco required to be delivered pursuant to Section 8.3(c);

(d)  a certificate of Conopco, signed by an authorized officer, certifying as to (i) the corporate resolutions of Conopco authorizing the transactions contemplated by this Agreement, (ii) the incumbency of the officers of Conopco executing this Agreement and the Ancillary Documents to which it is a party, (iii) the good standing (or local equivalent, if applicable) under Applicable Law of Conopco and (iv) the Constituent Documents of Conopco;

(e)  a Local Transfer Agreement for each country in which Sold Shares or Assets are being sold to Buyer or a Designated Buyer hereunder, but only to the extent (i) Applicable Law in such country requires Conopco or a Seller to be party to a Local Transfer Agreement in order to effect the sale, assignment, transfer or delivery (as the case may be) of such Sold Shares or Assets in such country or (ii) a Local Transfer Agreement is otherwise deemed necessary or appropriate for Tax purposes;

(f)  the stock books, stock ledgers, minute books and corporate seals of each of the Companies (or, with Buyer’s consent (not to be unreasonably withheld), confirmation that they remain at the registered office of each such Company);

(g)  the Ancillary Agreements to which Conopco or any other member of the Unilever Group is a party, duly executed by Conopco or such member;

(h)  to the extent not covered by the relevant Local Transfer Agreement and subject to Sections 3.4(b), (f) and (g), duly executed and acknowledged deeds or other comparable instruments of transfer for each parcel of Owned Real Property included in the Assets and assignments of leases or other comparable instruments of transfer for each parcel of Leased Real Property included in the Assets (in form and substance suitable for recording), transferring under Applicable Law title to all Real Property included in the Assets from the relevant Asset Seller to Buyer or a Designated Buyer;

(i)  the IP Assignments (it being understood and agreed that Conopco shall prepare and execute, or cause to be prepared and executed (other than execution by Buyer), any and all individual assignment documents suitable and ready for recordation in the respective countries, provided that Buyer agrees to be responsible for the reasonable out-of-pocket costs incurred by any member of the Unilever Group in relation to such preparation, and Buyer shall record them where recordation is required by Applicable Law and, in Buyer’s discretion, Buyer shall record them to the extent not required by Applicable Laws, in the national patent and trademark and other government offices, as applicable);

(j)  [Reserved];

(k)  certificates of each Asset Seller, Share Seller and member of the Unilever Group that is a party to an Ancillary Document (other than Conopco), signed by an authorized officer, certifying as to (i) the corporate or comparable resolutions of such entity authorizing the transactions contemplated by this Agreement, (ii) the incumbency of the officers of such entity executing this Agreement and the Ancillary Documents to which it is a party, (iii) the good standing (or local equivalent, if applicable) under Applicable Law of such entity and (iv) the Constituent Documents of such entity;

(l)  to the extent not provided to Buyer prior to Closing, fully executed original deeds, documents or certificates evidencing title to the Owned Real Property and Leased Real Property (or certified copies thereof if originals are not available), including, to the extent not provided to Buyer prior to Closing, fully executed originals of each Real Property Lease covering Material Leased Real Property, together with all amendments, extensions, assignments and memoranda thereof, together with, to the extent same exist, nondisturbance and attornment agreement(s) in respect of such Real Property Leases, as may have been executed and furnished to the tenant thereunder by the holder of any underlying lease or mortgage to which the landlord’s interest therein is subject;

(m)  the documents referred to in Section 6.16;

(n)  letters of resignation executed by (i) the directors of each of the Companies and (ii) the officers of the Companies who, in each case, are not Employees as shall be requested by Buyer in writing a reasonable period of time prior to the Closing;

(o)  a receipt for the Purchase Price;

(p)  legal opinions of Cravath, Swaine & Moore and De Brauw Blackstone Westbroek, each substantially in the relevant form set forth on Exhibit O;

(q)  the documentation described in Section 7.1 necessary to implement the provisions thereof, in form and substance reasonably satisfactory to Buyer and its counsel; and

(r)  such other instruments and documents, in form and substance reasonably acceptable to Buyer and Conopco, as shall be agreed in writing by the parties in good faith to be reasonably necessary or expedient to effect the Closing.

3.4   Further Assurances and Joint Venture Interests; Delayed Closings.

(a)  From time to time, at Buyer’s or Conopco’s request, Conopco or Buyer (as the case may be) shall comply with the provisions of Sections 6.6 and 6.15.

(b)  To the extent that (i) the assignment or transfer, by operation of law or otherwise, of any Contract or Authorization to Buyer or any Designated Buyer hereunder or (ii) the amendment or novation of a Shared Contract or the lease of a Shared Facility to provide for separate Contracts or leases, as the case may be, for the DiverseyLever Business and the other businesses of the Unilever Group, shall require the consent of any other party, this Agreement shall not constitute an agreement to assign or otherwise transfer or segregate the same if an attempted assignment, transfer or segregation would constitute a breach thereof. Prior to Closing, and subject, in respect of Shared Contracts, to the final sentence of this Section 3.4(b), Conopco will, and will cause each Seller to, use its respective reasonable best efforts to obtain the consent of such other party or parties for the assignment, novation or transfer thereof (in whole or by segregation) to Buyer or the relevant Designated Buyer and Buyer and the relevant Designated Buyers will cooperate with and assist Conopco and the Sellers in such efforts in all reasonable respects, including participating in such meetings with third parties as may be reasonably necessary in connection therewith. From and after Closing, Buyer will, and will cause each Designated Buyer to, use its respective reasonable best efforts to obtain such consents and Conopco and the relevant Sellers will cooperate with and assist Buyer and the Designated Buyers in such efforts in all reasonable respects, including participating in such meetings with third parties as may be reasonably necessary in connection therewith. Both prior to and following Closing, neither party nor any of their Affiliates shall be required to pay or commit to pay any amount to (or incur any obligation in favor of (by way of a guarantee or otherwise)) any Person in order to obtain any such consent or assume such Contract, other than (A) a nominal filing, application or similar cost or fee, (B) nominal amounts to cover processing and review by third parties of such consents, including de minimis amounts of attorneys’ fees and (C) any amounts due and payable by any member of the Unilever Group or any Company pursuant to the terms of such Contract or Authorization prior to or as of the Closing Date (other than amounts taken into account in calculating the Final DiverseyLever Working Capital

Amount). For the avoidance of doubt, the foregoing sentence shall not prejudice Buyer’s right to indemnification pursuant to Section 11.1(a)(iii), if applicable. Conopco shall deliver to Buyer a duly executed copy of each such consent obtained prior to Closing as soon as reasonably practicable after obtaining such consent. From and after Closing, until any such consent is obtained, the relevant Designated Buyer shall, unless prohibited by the relevant Contract, Authorization or Applicable Law, perform the obligations of the relevant Seller or Company under such Contract or Authorization as agent for or sub-contractor to such Seller or Company and, without prejudice to any claim which Buyer has under Article XI hereof, indemnify each member of the Unilever Group on an after-Tax basis in respect of such performance or, if the relevant Contract, Authorization or Applicable Law prohibits the relevant Designated Buyer from so acting as agent or sub-contractor, such Seller or Company shall cooperate with Buyer in any arrangement reasonably requested by Buyer to provide, from and after the Closing, for Buyer or another Designated Buyer the benefits under any such Contract or Authorization, including the enforcement at the cost of and for the benefit of Buyer or such Designated Buyer of any and all rights thereunder of Conopco or its respective Affiliates against the other party thereto and, without prejudice to any claim Buyer has under Article XI hereof, Buyer or such Designated Buyer shall indemnify each member of the Unilever Group on an after-Tax basis in respect of all such arrangements. Without prejudice to any claim which Buyer has under Article XI, Buyer or such Designated Buyer shall indemnify Conopco or such member of the Unilever Group on an after-Tax basis for the costs and liabilities incurred by Conopco or such member of the Unilever Group in performing or enforcing any such Contract or Authorization for the benefit of Buyer or such Designated Buyer from and after the Closing. Notwithstanding the foregoing, to the extent that a Shared Contract is a contract with a customer of both the DiverseyLever Business and the Unilever Consumer Brands Business, the parties shall, prior to seeking any such assignment, amendment or novation, discuss in good faith whether the seeking of such assignment, amendment or novation is likely to prejudice the relevant customer relationship and, if so, the parties shall discuss whether some other arrangement can be entered into between them which will not risk such prejudice but which will confer on them similar benefits to those which they would otherwise have enjoyed in relation to such Shared Contract (including under the Agency Agreement). In the event that the parties cannot reach agreement on the action to be taken, the relevant assignment, amendment or novation shall be sought in accordance with this Section 3.4(b).

(c)  (i)  To the extent that any of the Assets transferred to Buyer or any Designated Buyer as contemplated herein or the assets of the Companies (other than the Transferred Unilever Consumer Brands Business Assets and the DiverseyLever Intellectual Property Assets) include rights or assets that (A) are reasonably necessary for the operation of any business (other than the DiverseyLever Business) of any member of the Unilever Group and (B) were used by any member of the Unilever Group prior to Closing in such capacity, Buyer agrees, to the extent commercially practicable, to, or to cause the relevant members of the CMI Group to, transfer, convey, assign, license, sublicense or enter into another arrangement with respect to such rights or assets so that such member of the Unilever Group has substantially similar benefits (subject to the burdens) of such rights and assets for such other business as it had prior to the Closing; provided that the foregoing shall not require Buyer or any member of the CMI Group (X) to permit any member of the Unilever Group to use such rights or assets in the DiverseyLever Business or (Y) to transfer, convey, assign, license, sublicense or enter into such other arrangement if such action precludes Buyer or any member of the CMI Group from using, or otherwise materially impedes Buyer’s or the CMI Group’s use of, such rights or assets in the DiverseyLever Business.

(ii)  To the extent that the Assets and the assets of the Companies (including the Transferred Unilever Consumer Brands Business Assets but excluding Intellectual Property) do not include any right or asset, which (A) was owned or used by or licensed to any member of the Unilever Group at Closing, (B) is reasonably necessary for the operation of the DiverseyLever Business and (C) was used by any member of the Unilever Group in the DiverseyLever Business prior to Closing, Conopco agrees, to the extent commercially practicable, to, or to cause the members of the Unilever Group to, without further consideration, transfer, convey, assign, license, sublicense or enter into another arrangement with respect to such right or asset so that the relevant members of the CMI Group have substantially similar benefits (subject to the burdens) of such right or asset in relation to the DiverseyLever Business as did the members of the Unilever Group in conducting the DiverseyLever Business prior to Closing; provided that the foregoing shall not require any member of the Unilever Group (x) to permit the members of the CMI Group and the Companies to use such right or asset in any business other than the DiverseyLever Business or, to the extent it overlaps or has been integrated with the DiverseyLever Business, the CMI Business or (y) to transfer, convey, assign, license, sublicense or enter into such other arrangement if such action precludes Conopco or any other member of the Unilever Group from using, or otherwise materially impedes the Unilever Group’s use of, such rights or assets in businesses other than the DiverseyLever Business.

(d)  Subject to Sections 3.4(f) and (g) with respect to Real Property, to the extent that the sale, assignment, transfer or delivery or attempted sale, assignment, transfer or delivery to Buyer or any Designated Buyer of all or substantially all of the Assets in a particular jurisdiction or any Shares is prohibited by any Applicable Law or would require any governmental or third-party authorizations, approvals, consents, agreements or waivers, and such authorizations, approvals, consents, agreements or waivers shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer or delivery, or any attempted sale, assignment, transfer or delivery thereof. Following the Closing, the parties shall use their reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents, agreements or waivers; provided, however, that neither Conopco nor Buyer nor any Affiliates thereof shall be required to incur any obligation or pay any additional consideration therefor, other than (i) a nominal filing, application or similar cost or fee, (ii) nominal amounts to cover processing and review by third parties of such authorizations, approvals, consents, agreements or waivers, including de minimis amounts of attorneys’ fees and (iii) any amounts that were due and payable prior to Closing by any member of the Unilever Group or any Company, the Shares of which are Delayed Shares, by way of a contribution to capital in a Joint Venture Entity, which amounts are required by Contract or Applicable Law to be paid prior to transfer of such Joint Venture Entity to Buyer or a Designated Buyer (other than any amounts taken into account in calculating the Final DiverseyLever Working Capital Amount)), which amounts shall, unless specifically treated otherwise herein, be paid as to 10/13 by Buyer (on behalf of the applicable Designated Buyers) on the one hand, and 3/13 by Conopco (on behalf of the applicable Sellers) on the other hand. Pending such authorization, approval, consent, agreement or waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer or the applicable Designated Buyer the profits and other benefits and liabilities of use or ownership of such Assets (and related liabilities) or Shares (as the case may be) (including liabilities for Taxes relating to such use or ownership or the profits to Buyer or the applicable Designated Buyer therefrom). Once such authorization, approval, consent, agreement or waiver for the sale, assignment, transfer or delivery of any such Asset or Shares is obtained, Conopco or the relevant Seller shall promptly sell, assign, transfer and deliver such Asset (and related liabilities) or Shares to Buyer or the relevant Designated Buyer for no additional consideration (other than as provided for above) at a closing to be held on the fifth Business Day after receipt of all such authorizations, approvals, consents, agreements or waivers, or such other time as the Buyer and Conopco may mutually agree (a “Delayed Closing”). For purposes of this Section 3.4, any Assets, Shares or interests in the Non-Controlled Joint Venture Entities subject to a Delayed Closing shall be referred to as “Delayed Assets” and “Delayed Shares,” respectively. The risk in any such Delayed Assets and Delayed Shares shall pass to Buyer or the applicable Designated Buyer, as appropriate (the “Delayed Buyer”), effective as of the Closing. After Closing and prior to any Delayed Closing, if requested by Buyer and subject to compliance with Applicable Laws and any contractual obligations of the applicable Seller prohibiting or limiting the execution of a declaration of trust relating to a Delayed Asset or Delayed Shares, Conopco or the relevant Asset Seller or Share Seller shall execute a declaration of trust pursuant to which it will hold the benefit of such Delayed Assets or Delayed Shares in trust for the relevant Delayed Buyers. Conopco or the relevant Asset Seller or Share Seller shall account to the relevant Delayed Buyers for all sums received, less any direct costs (not including management time) which relate to any Delayed Assets or Delayed Shares. From and after Closing and prior to any Delayed Closing, Conopco shall, or shall cause the relevant Asset Seller or Share Seller to, at the relevant Delayed Buyer’s expense (but without prejudice to Buyer’s rights to indemnification pursuant to Article XI) maintain adequate (but in no event less than was maintained in respect of the relevant Delayed Assets or Delayed Shares prior to Closing) insurance coverage on any Delayed Assets or Delayed Shares and, to the extent permitted under the relevant policies, cause the relevant Delayed Buyers to be added to all applicable insurance policies as an additional insured. Subject to compliance with Applicable Laws and any contractual obligations of the applicable Seller, if the benefit of such Delayed Assets or Delayed Shares cannot be held on trust for the relevant Delayed Buyers, the parties will use their reasonable best efforts to make such other reasonable and lawful arrangements among themselves to implement the transfer of the benefit of the Delayed Assets or the Delayed Shares to the extent possible. After Closing and prior to any Delayed Closing and without prejudice to any claim which Buyer has under Article XI, Buyer, on behalf of themselves or any other Delayed Buyer, shall indemnify Conopco or the relevant Seller for all costs and expenses (including Tax liabilities) suffered or reasonably incurred by Conopco or such Seller in connection with the Delayed Assets or Delayed Shares, provided that Buyer, whether on behalf of themselves or on behalf of any Delayed Buyer, shall not be required to indemnify Conopco or such Seller in respect of internal administrative costs. Without prejudice to the right of the indemnification referred to above, and provided that Buyer or the relevant Delayed Buyer is complying with the terms of this Section 3.4(d), to the extent that any Delayed Buyer is unable to obtain the benefits and liabilities of the use or ownership of any Delayed Assets or Delayed Shares, as contemplated by this Section 3.4(d), prior to a Delayed Closing, Conopco and its Affiliates shall be responsible for all Taxes relating to such Delayed Assets or Delayed Shares for Taxable periods or portion thereof ending on or prior to the date of the Delayed Closing and Conopco shall cause the relevant Seller to pay to the relevant Delayed Buyer at the time of the relevant Delayed Closing interest at the Applicable Rate as of the Closing Date on the portion of the Purchase Price set forth on Schedule 3.7 with respect to such Assets or such Shares (as adjusted pursuant to Section 3.7) from the Closing Date through the date of such Delayed Closing; reduced by an amount reflecting the proportion of such benefits and liabilities that the relevant Delayed Buyer has been able to obtain, if any. For the avoidance of doubt and subject to the provisions of this Section 3.4(d), (A) the transfer of the Shares of DiverseyLever Sistemas de Higiene e Limpeza S.A. shall be subject to the condition that Conopco and/or Unilever has received the written consent of Estabelecimentos Jeronimo Martins & Filho, Ltda. to the transactions contemplated by this Agreement with respect to such Shares and (B) the transfer of the Assets of LeverElida Temizlik ve Kisisel Bakim Urunleri Sanayi ve Ticaret A.S. shall be subject to the condition that Conopco and/or Unilever has received the written consent of Desash Holdings A.S. to the transactions contemplated by this Agreement with respect to such Assets and Shares, or, in either case, such consent shall otherwise no longer be required. The provisions of this Section 3.4(d) shall apply to any Delayed Assets of LeverElida Temizlik ve Kisisel Bakim Urunleri Sanayi ve Ticaret A.S. and Delayed Shares of DiverseyLever Sistemas de Higiene e Limpeza S.A.

(e)  Subject to Sections 3.4(f) and (g) with respect to Real Property, Buyer (on behalf of the Designated Buyers) shall pay the full Purchase Price at the Closing and all adjustments thereto pursuant to this Agreement notwithstanding any requirement for a Delayed Closing pursuant to Section 3.4(d); provided, however, that if any Delayed Closing pursuant to Section 3.4(d) shall not occur within 15 months after the Closing, Buyer (on behalf of the relevant Delayed Buyer) shall by notice in writing to Conopco (on behalf of the relevant Share Seller or Asset Seller) elect to either (i) terminate the parties’ obligations to buy and sell the Delayed Assets or Delayed Shares subject to such Delayed Closing, or (ii) negotiate in good faith with Conopco (on behalf of the relevant Share Seller or Asset Seller) for the continuation of the arrangements referred to in subsection (d) of this Section 3.4, and in the case of clause (i) above, Conopco (on behalf of the relevant Share Seller or Asset Seller) shall pay to Buyer (on behalf of the relevant Delayed Buyer), as an adjustment to the Purchase Price no later than five Business Days after the date of such notice, in immediately available funds and in dollars, the portion of the Purchase Price set forth on Schedule 3.7 with respect to such Delayed Assets or Delayed Shares (as adjusted pursuant to Section 3.7, but excluding provisional allocations of Section 3.4(e) Adjustments in relation to other Delayed Assets or Delayed Shares) together, to the extent that Buyer or the relevant Delayed Buyer was unable to receive the benefit of such Delayed Assets or Delayed Shares following Closing, with interest thereon at the Applicable Rate as of the Closing Date from the Closing Date through the date of such Delayed Closing (reduced by an amount reflecting the proportion of such benefits and liabilities that the relevant Delayed Buyer has been able to obtain, if any) and, from and after the date of such payment, the arrangement of the parties with respect to the benefits and liabilities of such Delayed Assets or Delayed Shares shall also terminate. For purposes of this Section 3.4(e), if the amount of any adjustment to the Purchase Price pursuant to Section 3.4(e) for any Delayed Shares or Delayed Assets is less than 95% of the product of (A) the amount of the portion of the Final DiverseyLever Adjusted EBITDA attributable to such Delayed Assets or Delayed Shares and (B) 8.85 (such product, the “Adjusted EBITDA Value”), then in the case of Delayed Shares and Delayed Assets for which the Adjusted EBITDA Value equals or exceeds $50,000,000, Conopco shall pay to Buyer an additional amount (a “Section 3.4(e) Adjustment”) equal to the difference between (1) the amount of the Adjusted EBITDA Value and (2) the allocation set forth on Schedule 3.7 (as adjusted pursuant to this Agreement, but excluding provisional allocations of Section 3.4(e) Adjustments in relation to other Delayed Assets or Delayed Shares).

(f)  Notwithstanding the provisions of Section 3.4(e), to the extent that the Delayed Assets constitute Owned Real Property or Leased Real Property, the following provisions shall also apply:

(i)  The 15-month period referred to in Section 3.4(e) shall be extended to 24 months;

(ii)  If the grant of a lease or a sublease would avoid the need to obtain any such authorizations, approvals, consents or waivers (or if any relevant authorization, approval, consent or waiver might be more readily available for the grant of a lease or a sublease than for a transfer), then Buyer (on behalf of the relevant Delayed Buyer) and Conopco (on behalf of the relevant Share Seller or Asset Seller) shall use their respective reasonable best efforts to obtain any governmental or third party authorizations, approvals, consents or waivers as may be required to grant to the relevant Delayed Buyer a lease of the relevant Owned Real Property or a sublease or underlease of the relevant Leased Real Property (a “Derivative Right”). The terms of any such lease or sublease shall be agreed in good faith and shall entitle the relevant Delayed Buyer to continue to use the relevant Owned Real Property or Leased Real Property on terms which are as close as practicable to the terms upon which such Owned Real Property or Leased Real Property was operated on as of the date of the Closing. Following the grant of any Derivative Right, Buyer (on behalf of the relevant Delayed Buyer) and Conopco (on behalf of the relevant Share Seller or Asset Seller) shall continue to use its respective reasonable best efforts to obtain any governmental or third party authorizations, approvals, consents or waivers as may be required to complete a transfer of such Owned Real Property or Leased Real Property and thereafter to complete such transfer; and

(iii)  In the event that either a transfer to the relevant Delayed Buyer of such Delayed Assets or the grant of any Derivative Rights has not been completed, or any governmental or third party authorization, approval, consent, or waiver relating to the foregoing has not been obtained, in either case, within 24 months after the Closing, then Buyer (on behalf of the relevant Delayed Buyer) shall by notice in writing to Conopco (on behalf of the relevant Share Seller or Asset Seller) elect to either (A) subject to Buyer’s compliance with the provisions of Section 3.4 in relation to the relevant Owned Real Property or Leased Real Property, terminate the parties’ obligations to buy and sell the Owned Real Property or Leased Real Property constituting a Delayed Asset subject to such Delayed Closing; provided, however, that in such event, Conopco (on behalf of the relevant Share Seller or Asset Seller) shall have no obligation to pay to Buyer (on behalf of the relevant Delayed Buyer) any amount under Section 3.4(e); or (B) negotiate in good faith with Conopco (on behalf of the relevant Share Seller or Asset Seller) for the continuation of the arrangements set out in Section 3.4(d) pending completion of the transfer of the Owned Real Property or Leased Real Property to Designated Buyer or the grant of the Derivative Rights to the relevant Delayed Buyer or the issuance of the relevant third party, authorization, approval, consent or waiver.

(g)  Notwithstanding the provisions of Section 3.4(e), to the extent that any Shares constitute Delayed Shares due to a requirement to obtain any governmental or third party authorization, approval, consent or waiver to a change of control of the owner of Owned Real Property or Leased Real Property the following provisions shall apply:

(i)  the 15-month period in Section 3.4(e) shall be extended to 24 months; and

(ii)  in the event that a requisite third party authorization, approval, consent or waiver to a change of control of the owner of an Owned Real Property or Leased Real Property has not been obtained within 24 months of the Closing, then Buyer (on behalf of the relevant Delayed Buyer) shall by notice in writing to Conopco (on behalf of the relevant Share Seller) either (A) elect to require the relevant Share Seller to accept a transfer of the relevant Owned Real Property or Leased Real Property and following completion of such transfer forthwith complete the acquisition of the Delayed Shares but without any obligation on Conopco (on behalf of the relevant Share Seller) to pay any amount under Section 3.4(e); or (B) elect to negotiate in good faith with Conopco (on behalf of the relevant Share Seller) for the continuation of the arrangements set out in Section 3.4(d) pending issuance of the relevant third party authorization, approval, consent or waiver and subsequent completion of the transfer of the Delayed Shares.

(h)  Subject to compliance with Applicable Law, pending a Delayed Closing, Conopco shall, or shall cause the relevant Asset Seller or Share Seller to, use its reasonable best efforts to comply with all reasonable requests of Buyer or the Delayed Buyer for information in relation to such Delayed Assets or Delayed Shares.

(i)  This Section 3.4 shall be subject to, and is without derogation of, the satisfaction of the condition described in Section 8.3(h).

(j)  In the case of a Delayed Closing, Conopco shall, or shall cause the relevant Asset Seller or Share Seller to, from the Closing Date to the date of the Delayed Closing, establish (if not already established) and maintain, at the expense of the relevant local DiverseyLever business, separate books of account and financial statements relating to the Delayed Assets or Delayed Shares as the case may be. Buyer shall have the right, at the relevant Delayed Buyer’s expense, to audit such accounts (upon reasonable notice and at reasonable times) and Conopco shall, and shall cause the relevant Asset Seller or Share Seller to, reasonably cooperate with Buyer and its accountants in any such audit.

(k)  Conopco shall, and shall cause its Affiliates to, use reasonable best efforts to keep confidential all information in relation to any Delayed Assets or Delayed Shares, including from other Affiliates of Conopco and, in the case of Delayed Assets, their employees, with the same degree of care as such party maintains its own confidential information, except where it is reasonably necessary for such employees to have access to such information.

(l)  Buyer and Conopco shall keep each other reasonably informed of matters within their knowledge that are reasonably likely to affect the other in relation to any Delayed Assets or Delayed Shares.

3.5   Closing Statements.

(a)  Preparation.    The Closing Debt/Cash Balance Statements and the Closing Statements will be prepared in accordance with the provisions of this Section 3.5 and, in the case of the Closing Statements only, Exhibit P.

(b)  Debt/Cash Balance Adjustment.

(i)  CMI.    As promptly as reasonably practicable, but in no event later than 20 Business Days after the Closing Date, Buyer, at its own expense, will prepare in accordance with the CMI Accounting Principles, and deliver to Conopco a draft statement (the “CMI Closing Debt/Cash Balance Statement”) of the Debt/Cash Balance of the CMI Group as of 11:59 p.m. on the date immediately preceding the Closing Date, which shall give effect to the payment of any CMI Current Pay Costs billed to any member of the CMI Group on or prior to the Closing Date, but shall not include any Cash received by any member of the CMI Group from the actions referred to in Sections 7.7(a) and (b), expressed in dollars (the “CMI Closing Debt/Cash Balance”). The CMI Closing Debt/Cash Balance Statement shall only reflect, for any member of the CMI Group owned, directly or indirectly, less than 100% within the CMI Group, a pro rata portion (corresponding to the CMI Group’s proportionate interest in such member of the CMI Group) of the Debt/Cash Balance of such member of the CMI Group. If Conopco disagrees with Buyer’s calculation of the CMI Closing Debt/Cash Balance contained in the CMI Closing Debt/Cash Balance Statement, Conopco may, within ten Business Days after receipt of the CMI Closing Debt/Cash Balance Statement, deliver a notice to Buyer disagreeing with such calculation and setting forth Conopco’s calculation of such amount (the “CMI Debt/Cash Notice of Disagreement”). Any such CMI Debt/Cash Notice of Disagreement shall specify those items or amounts as to which Conopco disagrees (“CMI Debt/Cash Disputed Items”), and Conopco shall be deemed to have agreed with all items and amounts contained in the CMI Debt/Cash Balance Statement other than the CMI Debt/Cash Disputed Items. If Conopco does not disagree with Buyer’s calculation of the CMI Closing Debt/Cash Balance contained in the CMI Closing Debt/Cash Balance Statement within such ten-Business Day period, then Buyer shall issue the CMI Closing Debt/Cash Balance Statement in final form. In connection with Conopco’s review of the CMI Closing Debt/Cash Balance Statement, Buyer, at Buyer’s own expense, will provide Conopco with reasonable access to all necessary documentation, including statements of bank balances, supporting the calculation of the CMI Closing Debt/Cash Balance, subject to execution of customary releases among Buyer and Conopco. If an CMI Debt/Cash Notice of Disagreement shall be delivered in accordance with this Section 3.5(b)(i), the parties shall, during the ten Business Days following such delivery, use their reasonable best efforts to reach agreement on the CMI Debt/Cash Disputed Items in order to determine, as may be required, the amount of the CMI Closing Debt/Cash Balance. If, by the end of such period, the parties are unable to reach agreement, they shall promptly refer such matter to the Accountant for resolution pursuant to Section 3.5(f) hereof.

(ii)  DiverseyLever.    As promptly as reasonably practicable, but in no event later than 20 Business Days after the Closing Date, Conopco, at its own expense, will prepare in accordance with the DiverseyLever Accounting Principles, and deliver to Buyer, a draft statement (the “DiverseyLever Closing Debt/Cash Balance Statement”) of the Debt/Cash Balance of the DiverseyLever Business (but excluding, for the avoidance of doubt, any amounts payable pursuant to foreign exchange or derivative swap Contracts in respect of specific transactions and in the Ordinary Course of Business) as of 11:59 p.m. on the date immediately preceding the Closing Date expressed in Euro (the “DiverseyLever Closing Debt/Cash Balance”). The Debt/Cash Balance of any Companies, the Shares in which are Delayed Shares that have not been transferred to Buyer at Closing and any Delayed Assets shall be included and separately identified in the DiverseyLever Closing Debt/Cash Balance. The DiverseyLever Closing Debt/Cash Balance Statement shall reflect, for each Company, 100% of the Debt/Cash Balance of such Company. If Buyer disagrees with Conopco’s calculation of the DiverseyLever Closing Debt/Cash Balance contained in the DiverseyLever Closing Debt/Cash Balance Statement, Buyer may, within ten Business Days after receipt of the DiverseyLever Closing Debt/Cash Balance Statement, deliver a notice to Conopco disagreeing with such calculation and setting forth Buyer’s calculation of such amount (the “DiverseyLever Debt/Cash Notice of Disagreement”). Any such DiverseyLever Debt/Cash Notice of Disagreement shall specify those items or amounts as to which Buyer disagrees (“DiverseyLever Debt/Cash Disputed Items”), and Buyer shall be deemed to have agreed with all items and amounts contained in the DiverseyLever Debt/Cash Balance Statement other than the DiverseyLever Debt/Cash Disputed Items. If Buyer does not disagree with Conopco’s calculation of the DiverseyLever Closing Debt/Cash Balance contained in the DiverseyLever Closing Debt/Cash Balance Statement within such ten-Business Day period, then Conopco shall issue the DiverseyLever Closing Debt/Cash Balance Statement in final form. In connection with Buyer’s review of the DiverseyLever Closing Debt/Cash Balance Statement, Conopco, at Conopco’s own expense, will provide Buyer with reasonable access to all necessary documentation, including statements of bank balances, supporting the calculation of the DiverseyLever Closing Debt/Cash Balance subject to execution of customary releases among Buyer and Conopco. If a DiverseyLever Debt/Cash Notice of Disagreement shall be delivered in accordance with this Section 3.5(b)(ii), the parties shall, during the ten Business Days following such delivery, use their reasonable best efforts to reach agreement on the DiverseyLever Debt/Cash Disputed Items in order to determine, as may be required, the amount of the DiverseyLever Closing Debt/Cash Balance. If, by the end of such period, the parties are unable to reach agreement, they shall promptly refer such matter to the Accountant for resolution pursuant to Section 3.5(f) hereof.

(c) DiverseyLever Intercompany Accounts Adjustment.    As promptly as practicable, but in no event later than 20 Business Days after the Closing Date, Conopco, at its own expense, will prepare, in accordance with the DiverseyLever Accounting Principles, and deliver to Buyer a statement (the “DiverseyLever Closing Intercompany Balances Statement”) of the Intercompany Payables and the Intercompany Receivables, in the currency in which each is owed, of each Company as of the Closing Date (each, a “Closing Intercompany Amount”). All Closing Intercompany Amounts will be settled as follows:

(i)  With respect to each Company, Buyer shall (as agent for the relevant Company by which the amount is owed), pay an amount equal to such Company’s Intercompany Payables, together with interest on each Intercompany Payable at the rate, if any, at which interest has accrued on such Intercompany Payable prior to the Closing Date for the period from the Closing Date through the date of payment (less any applicable withholding Tax) to Conopco (as agent for the relevant member of the Unilever Group) and simultaneously Conopco (as agent for the relevant Seller) shall pay to Buyer (as agent for the relevant Designated Buyer) an amount equal to the sum of such amount and any tax withheld as an adjustment to the Purchase Price.

(ii)  With respect to each Company, Conopco shall (as agent for the relevant member of the Unilever Group by which the amount is owed) pay an amount equal to such Company’s Intercompany Receivables, together with interest on each Intercompany Receivable at the rate, if any, at which interest has accrued prior to the Closing Date for the period from the Closing Date through the date of payment (less any applicable withholding Tax) to Buyer (as agent for the relevant Company) and simultaneously Buyer (as agent for the relevant Designated Buyer) shall pay to Conopco (as agent for the relevant Seller) an amount equal to the sum of such amount and any Tax withheld as an adjustment to the Purchase Price.

All such payments shall be made within five Business Days following delivery by Conopco to Buyer of the DiverseyLever Closing Intercompany Balances Statement, and shall be paid in cash in the currency in which each amount is set forth on the DiverseyLever Closing Intercompany Balances Statement by wire transfer to such accounts as Buyer or Conopco, as the case may be, shall have specified in writing to the other at least three Business Days prior to the date such payment is due.

(d)  CMI Closing Statement.

(i)  As promptly as reasonably practicable, but no later than 65 Business Days after the Closing Date, Buyer, at its own expense, will prepare, in accordance with the provisions of Part B of Exhibit P and, subject to those provisions, the CMI Accounting Principles, consistently applied, and cause to be reviewed by Buyer’s Accountants and delivered to Conopco, a draft statement of Working Capital of the CMI Business as of 11:59 p.m. on the date immediately preceding the Closing Date (the “CMI Closing Statement”). The CMI Closing Statement shall include line items and notes substantially consistent with those of the CMI June 2001 Balance Sheet.

(ii)  The CMI Closing Statement shall be accompanied by a draft letter from Buyer’s Accountants stating that, in its opinion and based on its review, nothing has come to its attention that causes it to believe the CMI Closing Statement showing the amount of Working Capital of the CMI Business as of 11:59 p.m. on the date immediately preceding the Closing Date (the “CMI Closing Working Capital Amount”), has not been properly prepared in conformity with the terms of this Agreement.

(iii)  The CMI Closing Statement shall only reflect, for any member of the CMI Group owned, directly or indirectly, less than 100% within the CMI Group, a pro rata portion (corresponding to such member of the CMI Group’s proportionate interest in such member of the CMI Group) of the Working Capital amounts set forth above.

(iv)  The CMI Closing Working Capital Amount shall initially be expressed in local currencies in the same manner as the CMI Base Working Capital Amount as set forth on Schedule B. For purposes of determining the difference between the CMI Base Working Capital Amount and the Final CMI Closing Working Capital Amount, the local currencies in which both such amounts are expressed shall be converted into dollars using (A) the applicable exchange rate as published in the “Cross-Rates and Derivatives: Exchange Cross-Rates” (or any successor column), as appearing in the Financial Times on the Closing Date, (B) if the Financial Times is not published or such column does not appear on such date, the applicable exchange rate on the immediately preceding date on which the Financial Times is so published and such column appears, or (C) if an exchange rate for the relevant currency is not so published, such rate as Buyer’s Accountants and Conopco’s Accountants shall mutually agree by reference to generally accepted, published exchange rates for the relevant currency into dollars as at, or as near as possible to, the Closing Date.

(v)  If Conopco disagrees with Buyer’s calculation of the CMI Closing Working Capital Amount contained in the CMI Closing Statement, Conopco may, within 35 Business Days after receipt of the CMI Closing Statement to Conopco, deliver a notice to Buyer disagreeing with such calculation and setting forth Conopco’s calculation of such amount (an “CMI Notice of Disagreement”). Any such CMI Notice of Disagreement shall specify those items or amounts as to which Conopco disagrees (“CMI Disputed Items”), and Conopco shall be deemed to have agreed with all items and amounts contained in the CMI Closing Statement other than CMI Disputed Items. If Conopco does not disagree with Buyer’s calculation of the CMI Closing Working Capital Amount contained in the CMI Closing Statement within such 35-Business Day period, then Buyer shall cause Buyer’s Accountants to issue the CMI Closing Statement and the letter referred to in paragraph (ii) above in final form. In connection with Conopco’s review of the CMI Closing Statement, Buyer, at Buyer’s own expense, will provide Conopco and Conopco’s Accountants with reasonable access at reasonable times to all books and records in the control of the CMI Group and to the work papers of Buyer’s Accountants, subject to execution of customary releases among the Buyer and Buyer’s Accountants, on the one hand, and Conopco and Conopco’s Accountants, on the other hand.

(vi)  If a CMI Notice of Disagreement shall be delivered in accordance with Section 3.5(d)(v), the parties shall, during the 15 Business Days following such delivery, use their respective reasonable best efforts to reach agreement on the CMI Disputed Items in order to determine, as may be required, the amount of the CMI Closing Working Capital Amount. The CMI Closing Working Capital Amount determined by the parties shall not be more than the amount thereof shown in the CMI Closing Statement nor less than the amount thereof shown in the CMI Notice of Disagreement.

(e)  DiverseyLever Closing Statement.

(i)  As promptly as reasonably practicable, but no later than 65 Business Days after the Closing Date, Conopco, at its own expense, will prepare (and Buyer shall, and shall cause each Designated Buyer and Company (and any other member of the CMI Group to which any Assets or Shares are transferred) to, give to Conopco such access to personnel of the DiverseyLever Business and to the DiverseyLever Books and Records as is reasonably required and shall cause such personnel to render such assistance as Conopco may reasonably request in each case in connection with such preparation; provided, however, that such access shall be organized in a manner as shall not unreasonably disrupt the normal operations of the members of the CMI Group, the CMI Business and the DiverseyLever Business) in accordance with the provisions of Part A of Exhibit P and, subject to those provisions, the DiverseyLever Accounting Principles, consistently applied, and cause to be reviewed by Conopco’s Accountants and delivered to Buyer, a draft statement of Working Capital of the DiverseyLever Business as of 11:59 p.m. on the date immediately preceding the Closing Date (the “DiverseyLever Closing Statement”). The Working Capital of, or included in, the Companies whose Delayed Shares have not been transferred to Buyer or a Designated Buyer at Closing and any Delayed Assets shall be included and separately identified in the DiverseyLever Closing Working Capital Amount.

(ii)  The DiverseyLever Closing Statement shall be accompanied by a draft letter from Conopco’s Accountants stating that, in its opinion and based on its review, nothing has come to its attention that causes it to believe the DiverseyLever Closing Statement showing the amount of the Working Capital of the DiverseyLever Business as of 11:59 p.m. on the date immediately preceding the Closing Date (the “DiverseyLever Closing Working Capital Amount”), has not been properly prepared in conformity with the terms of this Agreement.

(iii)  The DiverseyLever Closing Statement shall reflect, for each member of the Unilever Group (with respect to the DiverseyLever Business) and each Company (other than Non-Controlled Joint Venture Entities), 100% of the Working Capital of such Person. 49.9% of the Working Capital of Daisan Kogyo Co., Limited shall be included in the DiverseyLever Closing Statement.

(iv)  The DiverseyLever Closing Working Capital Amount shall initially be expressed in local currencies in the same manner as the DiverseyLever Base Working Capital Amount as set forth on Schedule K. For purposes of determining the difference between the DiverseyLever Base Working Capital Amount and the Final DiverseyLever Closing Working Capital Amount, the local currencies in which both such amounts are expressed shall be converted into Euro using (A) the applicable exchange rate as published in the “Cross-Rates and Derivatives: Exchange Cross-Rates” (or any successor column), as appearing in the Financial Times on the Closing Date, (B) if the Financial Times is not published or such column does not appear on such date, the applicable exchange rate on the immediately preceding date on which the Financial Times is so published and such column appears, or (C) if an exchange rate for the relevant currency is not so published, such rate as Buyer’s Accountants and Conopco’s Accountants shall mutually agree by reference to generally accepted, published exchange rates for the relevant currency into Euro as at, or as near as possible to, the Closing Date.

(v)  If Buyer disagrees with Conopco’s calculation of the DiverseyLever Closing Working Capital Amount contained in the DiverseyLever Closing Statement, Buyer may, within 35 Business Days after receipt of the DiverseyLever Closing Statement, deliver a notice to Conopco disagreeing with such calculation and setting forth Buyer’s calculation of such amount (an “DiverseyLever Notice of Disagreement”). Any such DiverseyLever Notice of Disagreement shall specify those items or amounts as to which Buyer disagrees (“DiverseyLever Disputed Items”), and Buyer shall be deemed to have agreed with all items and amounts contained in the DiverseyLever Closing Statement other than DiverseyLever Disputed Items. If Buyer does not disagree with Conopco’s calculation of the DiverseyLever Closing Working Capital Amount contained in the DiverseyLever Closing Statement within such 35–Business Day period, then Conopco shall cause Conopco’s Accountants to issue the DiverseyLever Closing Statement and the letter referred to in paragraph (ii) above in final form. In connection with Buyer’s review of the DiverseyLever Closing Statement, Conopco, at Conopco’s own expense, will provide Buyer and Buyer’s Accountants with reasonable access at reasonable times to the work papers of Conopco’s Accountants, subject to execution of customary releases among the Buyer and Buyer’s Accountants, on the one hand, and Conopco and Conopco’s Accountants, on the other hand.

(vi)  If a DiverseyLever Notice of Disagreement shall be delivered in accordance with Section 3.5(e)(v), the parties shall, during the 15 Business Days following such delivery, use their respective reasonable best efforts to reach agreement on the DiverseyLever Disputed Items in order to determine the amount of the DiverseyLever Closing Working Capital Amount. The DiverseyLever Closing Working Capital Amount determined by the parties shall not be more than the amount thereof shown in the DiverseyLever Closing Statement nor less than the amount thereof shown in the DiverseyLever Notice of Disagreement.

(f)  Settlement of Disputes.    If the parties are not able to reach agreement as to (i) the CMI Closing Debt/Cash Balance during the period specified in Section 3.5(b)(i), (ii) the DiverseyLever Closing Debt/Cash Balance during the period specified in Section 3.5(b)(ii), (iii) the CMI Closing Working Capital Amount during the period specified in Section 3.5(d)(vi), (iv) the DiverseyLever Closing Working Capital Amount during the period specified in Section 3.5(e)(vi), or (v) any of them, the parties shall promptly thereafter cause the Accountant promptly to review this Agreement, the appropriate books and records under the control of members of the CMI Group or the Unilever Group and the CMI Debt/Cash Disputed Items, the DiverseyLever Debt/Cash Disputed Items, the CMI Disputed Items and/or the DiverseyLever Disputed Items, as the case may be, for the purpose of calculating the CMI Closing Debt/Cash Balance, the DiverseyLever Closing Debt/Cash Balance, the CMI Closing Working Capital Amount and/or the DiverseyLever Closing Working Capital Amount, as the case may be. In making each such determination, the Accountant shall deliver to Conopco and Buyer, as promptly as practicable, but in no event more than 20 Business Days following the retaining of the Accountant for such purpose, a report setting forth such determination. Such report and the amount of the CMI Closing Debt/Cash Balance, the DiverseyLever Closing Debt/Cash Balance, the CMI Closing Working Capital Amount or the DiverseyLever Closing Working Capital Amount, as the case may be, shown therein shall be final and binding on the parties hereto. The cost of any such review and report shall be borne as to  10/13 by Buyer and  3/13 by Conopco.

3.6   Adjustments of Subscription Payment and/or Purchase Price.

(a)  If the Final DiverseyLever Closing Debt/Cash Amount exceeds the DiverseyLever Base Debt/Cash Balance, Conopco (on behalf of the applicable Sellers) shall pay to Buyer (on behalf of the applicable Designated Buyers), as an adjustment to Purchase Price pursuant to this Section 3.6, the amount of such excess. If the DiverseyLever Base Debt/Cash Balance exceeds the Final DiverseyLever Closing Debt/Cash Amount, Buyer (on behalf of the applicable Designated Buyers) shall pay to Conopco (on behalf of the applicable Sellers), as an adjustment to Purchase Price pursuant to this Section 3.6, the amount of such excess.

(b)  If the Final CMI Closing Debt/Cash Amount exceeds the CMI Base Debt/Cash Balance, Buyer (on behalf of Holdings) shall pay to Conopco (on behalf of the Share Subscriber), as an adjustment to the Subscription Payment pursuant to this Section 3.6, (i) one-third of the amount of such excess (such one-third, together with interest thereon payable under Section 3.6(g)(ii), the “CMI Debt/Cash Deficit”), times (ii) 1.5 (such product, the “Grossed-Up CMI Debt/Cash Deficit”). If the CMI Base Debt/Cash Balance exceeds the Final CMI Closing Debt/Cash Amount, Conopco (on behalf of the Share Subscriber) shall pay to Buyer (on behalf of Holdings), as an adjustment to the Subscription Payment pursuant to this Section 3.6, (i) one-third of the amount of such excess (such one-third, together with interest thereon payable under Section 3.6(g)(ii), the “CMI Debt/Cash Surplus”), times (ii) 1.5 (such product, the “Grossed-Up CMI Debt/Cash Surplus”).

(c)  If the Final DiverseyLever Closing Working Capital Amount exceeds the DiverseyLever Base Working Capital Amount by more than $1,000,000, Buyer (on behalf of the applicable Designated Buyers) shall pay to Conopco (on behalf of the applicable Sellers), as an adjustment to the Purchase Price pursuant to this Section 3.6, the amount of such excess above $1,000,000. If the DiverseyLever Base Working Capital Amount exceeds the Final DiverseyLever Closing Working Capital Amount by more than $1,000,000, Conopco (on behalf of the applicable Sellers) shall pay to Buyer (on behalf of the applicable Designated Buyers), as an adjustment to Purchase Price pursuant to this Section 3.6, the amount of such excess above $1,000,000.

(d)  If the Final CMI Closing Working Capital Amount exceeds the CMI Base Working Capital Amount by more than $1,000,000, Conopco (on behalf of the Share Subscriber) shall pay to Buyer (on behalf of Holdings), as an adjustment to the Subscription Payment pursuant to this Section 3.6, (i) one-third of the amount of such excess above $1,000,000 (such one-third, together with interest thereon payable under Section 3.6(g)(ii), the “CMI Working Capital Surplus”), times (ii) 1.5 (such product, the “Grossed-Up CMI Working Capital Surplus”). If the CMI Base Working Capital Amount exceeds the Final CMI Closing Working Capital Amount by more than $1,000,000, Buyer (on behalf of Holdings) shall pay to Conopco (on behalf of the Share Subscriber), as an adjustment to the Subscription Payment pursuant to this Section 3.6, (i) one-third of the amount of such excess above $1,000,000 (such one-third, together with interest thereon payable under Section 3.6(g)(ii), the “CMI Working Capital Deficit”), times (ii) 1.5 (such product, the “Grossed-Up CMI Working Capital Deficit”).

(e)  [Reserved.]

(f)  Any payments payable under Section 3.6(a) or (c) shall be made in cash within five Business Days following final determination of the relevant amount pursuant to Section 3.5. Any payments payable under Section 3.6(b) or (d) shall be made in cash on the Final Exit Date. The Closing Statements shall each specify the allocation according to Section 3.7 of the adjustment to the Purchase Price payable by either Conopco or Buyer stating the respective amounts.

(g)  (i) Any payment made pursuant to this Section 3.6 shall be made in dollars by wire transfer or by delivery to the payee of the relevant amount in immediately available funds. The payee shall have designated its preferred method of payment (and wire instructions, if appropriate) for such purpose at least three Business Days prior to the date of the payment (or, if not so designated, any such payment shall be made by certified or official bank check payable in immediately available funds to the order of the payee in such amount).

(ii)  Any amount to be paid pursuant to Section 3.6(a) or 3.6(c) shall bear interest from and including the Closing Date to but excluding the date of payment at the Applicable Rate as of the Closing Date. The portion of any amount to be paid pursuant to Section 3.6(b) representing the CMI Debt/Cash Surplus or the CMI Debt/Cash Deficit (as the case may be), and the portion of any amount to be paid pursuant to Section 3.6(d) representing the CMI Working Capital Surplus or the CMI Working Capital Deficit (as the case may be) shall bear interest from and including the Closing Date to but excluding the date of payment at the Applicable Rate as of the Closing Date. Interest shall be calculated daily on the basis of a year of 360 days and the actual number of days for which interest is due.

(h)  Notwithstanding the foregoing, any adjustment to the Purchase Price pursuant to Article IX shall be determined and paid as set forth in Schedule 9.

3.7   Allocation.    (a)  The Purchase Price and the Assumed Liabilities shall be allocated among the Assets and the Shares as provided in Section 3.7(b). If the Purchase Price is adjusted pursuant to this Agreement, then Schedule 3.7 shall be revised to reflect such adjustment, which shall be made to the Assets or Shares to which the adjustment relates to arrive at a revised allocation. Any Section 3.4(e) Adjustment paid pursuant to Section 3.4(e) shall be allocated pro rata among the Assets and Shares that are ultimately transferred pursuant to this Agreement, with such allocation to be made no later than the time at which the final disposition of all Delayed Shares and Delayed Assets is known and all such amounts have been paid. To the extent permitted by Applicable Law, the allocation, as so determined, shall bind the parties for all purposes, including in respect of Tax and UK stamp duty, provided that for Tax and UK stamp duty purposes the parties may make provisional allocations of any Section 3.4(e) Adjustment based on reasonable estimates of the final allocation, and such adjustments as are necessary to conform the provisional allocations to the final allocations. None of Conopco, Buyer or their respective Affiliates shall take a position in any Tax or UK stamp duty proceeding or audit or otherwise that is inconsistent with the allocation made pursuant to this Section 3.7 except as required by Applicable Law and they shall consult with each other with respect to any Tax or UK stamp duty audit, controversy or litigation relating to the allocation. Conopco, Buyer and their respective Affiliates shall prepare and file their respective Tax Returns on a basis consistent with the foregoing allocation, and shall not take any inconsistent Tax reporting position except as required by Applicable Law. Each party shall provide the other with a copy of its proposed Internal Revenue Service Form 8594 relating to this transaction (and any comparable state, local, or foreign form or schedule) not later than ten days prior to filing of the Tax Return to which the form or schedule relates.

(b)  As soon as reasonably practicable following the date hereof, Conopco and Buyer shall jointly engage Conopco’s Accountants to make an independent recommendation and determination of the respective values of the Assets and Shares based on the principles set forth in Schedule 3.7 hereto. Schedule 3.7 shall also specify the Shares of the non-U.S. and non-U.K. Companies and the Assets of the non-U.S. businesses that will comprise the Note Shares and Assets. Conopco’s Accountants shall perform such determination based solely on such principles and shall not communicate or consult on an ex parte basis with either Conopco or Buyer with respect thereto. Within 60 Business Days following the date hereof, Conopco’s Accountants shall present to Conopco and Buyer simultaneously a report containing the results of its determination as to the respective amounts allocated to the Assets and Shares, together with the schedules and supporting documentation on which such determination was based. Each of Conopco and Buyer shall have ten Business Days following delivery of such report to review the determination of Conopco’s Accountants. In connection with its review of such report, Buyer may consult with Buyer’s Accountants. Following such ten-Business Day period, each of Conopco and Buyer shall deliver to the other party hereto, and to Conopco’s Accountants, a written list of its respective comments and disagreements with the determination of Conopco’s Accountants. Promptly thereafter, Conopco, Buyer and Conopco’s Accountants shall consult with one another as a group (but not separately) as to the determination made by Conopco’s Accountants, and Conopco’s Accountants shall consider equally the comments of Conopco and Buyer with respect thereto. Following such consultation, Conopco’s Accountants shall make a final determination as to the respective amounts allocated to the Assets and Shares based on the principles set forth in Section 3.7(a) and on Schedule 3.7 hereto, which determination shall be final and binding upon the parties as to the values of the Assets and Shares, absent manifest error or a violation by Conopco’s Accountants of the standards (including independence standards) and principles set forth in this Section 3.7. The cost of Conopco’s Accountants’ review and determination shall be borne as to 10/13 by Buyer and 3/13 by Conopco.

3.8   Adjustment to and Reallocation of Purchase Price for EBITDA Changes.

The Purchase Price shall be subject to adjustment and reallocation as set forth in Schedule 3.8.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CONOPCO

Except (a) as set forth on the disclosure schedule (with specific reference to the section or subsection of this Agreement to which the information stated in such disclosure schedule relates), dated the date hereof, delivered by Conopco to Buyer prior to the execution of this Agreement (the “DiverseyLever Disclosure Schedule”) (it being agreed that disclosure of any item under a section or subsection of this Article IV or Article IX in the DiverseyLever Disclosure Schedule shall be deemed disclosure for all purposes of this Article IV or Article IX

(other than Sections 4.4(a) through (i), and clause (b)(ii) of the first sentence of Section 4.5) if the relevance of such item to any such other section or subsection is reasonably apparent from such item (but without, for the avoidance of doubt, reading the contents of documents referred to in the DiverseyLever Disclosure Schedule unless specific contents are specifically cross-referenced in such item)) and (b) for those matters of which any Person in the Buyer Special Knowledge Group has knowledge as of the date hereof which, in the absence of such knowledge, would constitute a breach by Conopco of the representations and warranties set forth in this Article IV or Article IX, Conopco (for itself and on behalf of the Sellers) represents and warrants, as of the date of this Agreement and as of the Closing Date, to Buyer (for themselves and on behalf of the other Designated Buyers) as follows:

4.1   Organization, Good Standing, Power, etc.

(a)  Each of the Companies is a corporation or type of entity described in Section 4.1(a) of the DiverseyLever Disclosure Schedule, duly organized, validly existing and in good standing (or relevant equivalent, where applicable in non-U.S. jurisdictions) under the laws of the jurisdiction in which it is organized, except where the failure to be in good standing (or relevant equivalent) would not reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate and would not reasonably be expected to, directly or indirectly, materially impede or delay the consummation of the transactions contemplated hereby. Each of the Companies has the requisite corporate or comparable power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted and is duly licensed or, where applicable in non-U.S. jurisdictions, qualified as a foreign corporation or other type of entity in each domestic or foreign jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to have the requisite corporate or comparable power and authority or to be so licensed or qualified (i) would not reasonably be expected to result, in Costs in excess of $50,000 individually or $1,000,000 in the aggregate and (ii) would not reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate), materially impede or delay the consummation of the transactions contemplated hereby. The list of all such jurisdictions to be delivered by Conopco pursuant to Section 6.21 will, when delivered, be true and complete. Copies of the Constituent Documents of each of the Companies that is not, directly or indirectly, wholly-owned by Unilever (all of which have been heretofore delivered, furnished or made available to Buyer or its representatives by Conopco) are true and complete and in full force and effect. The copies of the Constituent Documents of each of the Companies that is, directly or indirectly, wholly-owned by Unilever to be delivered by Conopco pursuant to Section 6.21 will, when delivered, be true and complete and in full force and effect. None of the Companies is in violation or breach of any of the provisions of its respective Constituent Documents in any respect that would reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate.

(b)  Each of the Sellers is a corporation or other type of entity described in Section 4.1(b) of the DiverseyLever Disclosure Schedule, duly organized, validly existing and in good standing (or relevant equivalent, where applicable in any non-U.S. jurisdictions), under the laws of the jurisdiction in which it is organized, except where the failure to be in good standing

(or relevant equivalent) would not reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate and would not reasonably be expected to, directly or indirectly, materially impede or delay the consummation of the transactions contemplated hereby. Each of the Sellers has the requisite corporate or comparable power and authority to execute and deliver this Agreement and the Ancillary Documents to the extent a party hereto or thereto and to consummate the transactions contemplated hereby and thereby. Except as set forth in Section 4.1(b) of the DiverseyLever Disclosure Schedule, the execution and delivery of this Agreement by Conopco and the consummation by Conopco of the transactions contemplated hereby has been duly authorized by all necessary corporate or comparable action, and no other or further corporate or comparable proceedings will be necessary with respect thereto. Except as set forth in Section 4.1(b) of the DiverseyLever Disclosure Schedule, the execution and delivery by the Sellers and each other member of the Unilever Group, including Unilever PLC and Unilever NV, of the Ancillary Documents to which they are a party and the consummation by the Sellers and each other member of the Unilever Group, including Unilever PLC and Unilever NV, of the transactions contemplated thereby will, as of Closing, have been duly authorized by all necessary corporate or comparable action on the part of such entities and no other or further corporate or comparable proceedings will, as of Closing, be necessary for the execution and delivery of such agreements by the Sellers and each other member of the Unilever Group, including Unilever PLC and Unilever NV, the performance by the Sellers and each other member of the Unilever Group, including Unilever PLC and Unilever NV, of their obligations thereunder or the consummation by the Sellers and each other member of the Unilever Group, including Unilever PLC and Unilever NV, of the transactions contemplated thereby. This Agreement has been duly authorized, executed and delivered by Conopco and constitutes a legal, valid and binding obligation of Conopco enforceable against Conopco in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law, or (ii) with respect to Sections 12.9, 12.10 and 12.11 which may be limited by Applicable Law outside of the United States applicable to the transfer of specific Shares or Assets. Each of the Ancillary Documents will be duly authorized, executed and delivered by the members of the Unilever Group that are party thereto on or prior to the Closing Date and will, after Closing, constitute a legal, valid and binding obligation of each such member of the Unilever Group enforceable against it in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law or (y) with respect to the sections thereof which are equivalent to Sections 12.9, 12.10 and 12.11 hereof which may be limited by Applicable Law outside of the United States applicable to the transactions contemplated thereby.

4.2   Capitalization of the Companies.

(a)  The authorized and issued capital stock or other equity or similar interests of each of the Companies is as set forth in Section 4.2(a) of the DiverseyLever Disclosure Schedule, except to the extent that inaccuracies in the authorized and issued capital stock or other equity or similar interests set forth thereon have not and would not reasonably be expected to result in Costs in excess of $50,000 individually, and all shares of such capital stock or other equity or similar interests are duly authorized, validly issued, fully paid (if and as required by Applicable Law) and non-assessable (or equivalent concept, if applicable in non-U.S. jurisdictions). Except as set forth in Section 4.2(a) of the DiverseyLever Disclosure Schedule, none of the Companies owns any shares of capital stock of, or other equity interest in, any corporation, partnership, joint venture or similar entity, including Affiliates of Unilever. Except as set forth in Section 4.2(a) of the DiverseyLever Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments obligating any of the Companies to issue or sell any shares of capital stock of, or other equity interests in, any of the Companies, or any securities or obligations convertible into or exchangeable for any shares of capital stock of, or other equity interests in, any of the Companies or obligating any of the Companies to grant, extend or enter into any such right, agreement, arrangement or commitment.

(b)  Except as set forth in Section 4.2(b) of the DiverseyLever Disclosure Schedule, there are no outstanding contractual obligations of any of the Companies to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of or other ownership interests in any of the Companies, or to make any investment (in the form of shares of capital stock or other equity interest) in excess of $1,000,000, individually or, if the aggregate amount of all investments which individually exceed $50,000 exceeds $1,000,000, any such investments in excess of $50,000 individually, in any other entity.

(c)  Except as set forth in Section 4.2(c) of the DiverseyLever Disclosure Schedule, the Share Sellers are the beneficial and record holders of, and have good and valid title to, all of the Shares, and the Companies are the beneficial and record holders of, and have good and valid title to, all shares of authorized and issued capital stock of their respective Subsidiaries, in each case free and clear of any Encumbrances and any preemptive or subscription rights of any Person. Except as set forth in Section 4.2(c) of the DiverseyLever Disclosure Schedule, there are no restrictions with respect to the transferability of the Shares except under Applicable Law.

(d)  Section 4.2(d) of the DiverseyLever Disclosure Schedule sets forth a true and complete list of each Joint Venture Entity that is not a Controlled Joint Venture Entity and the interests in such Joint Venture Entity held by any member of the Unilever Group or Company.

(e)  Assuming (i) that this Agreement, each Ancillary Document and each other instrument to be delivered pursuant to Section 3.3 to which Buyer or another member of the CMI Group is a party is a valid and binding obligation of Buyer or such member of the CMI Group, enforceable against it in accordance with its terms, (ii) that Buyer and each other member of the CMI Group is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has the requisite corporate or comparable power and authority to execute this Agreement, each Ancillary Document and each other instrument to be delivered pursuant to Section 3.3 to which it is a party, (iii) that all actions required to be taken prior to Closing by Buyer and each other member of the CMI Group hereunder and under the Ancillary Documents and each other instrument to be delivered pursuant to Section 3.3 to which it is a party have been duly taken prior to Closing, (iv) that all actions (including the making of any filings) required to be taken by Buyer and each other member of the CMI Group hereunder or under the Ancillary Documents and each other instrument to be delivered pursuant to Section 3.3 to which it is a party will be duly taken following Closing, and (v) that Buyer and each other member of the CMI Group has acted in good faith and does not have notice of any adverse claim with respect thereto, the instruments to be delivered by Conopco to Buyer pursuant to Section 3.3 will be valid and effective to transfer good and valid title to the Sold Shares to the relevant Designated Buyers free and clear of any Encumbrances.

4.3   Consents; No Conflicts.    The execution, delivery and performance by Conopco of this Agreement and by the members of the Unilever Group of the Ancillary Documents to which they are a party and the consummation by Conopco, the members of the Unilever Group and their respective Affiliates of the transactions contemplated hereby and thereby will not require any notice to, filing with, or the consent, approval or authorization of, any Person or Governmental Authority, other than (a) as contemplated by Section 6.8 hereof, (b) as required to comply with, and give notice and make filings under, Environmental Laws of the jurisdictions listed in Section 4.3 of the DiverseyLever Disclosure Schedule, or (c) where the failure to obtain such consent, approval or authorization, or to give or make any such notice or filing (i) has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the DiverseyLever Business which individually exceed $50,000 exceeds $1,000,000, $50,000 individually, and (ii) would not reasonably be expected to, individually or in the aggregate, prevent (in a way which would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the DiverseyLever Business which individually exceed $50,000 exceeds $1,000,000, $50,000 individually) or materially delay the consummation of the transactions contemplated hereby. Except as contemplated in Section 6.8 hereof or as required to comply with, and give notice and make filings under, Environmental Laws of the jurisdictions listed in Section 4.3 of the DiverseyLever Disclosure Schedule, neither the execution and delivery by Conopco of this Agreement or by the members of the Unilever Group of the Ancillary Documents (including the Transitional Services Agreement) to which they are a party nor the consummation by Conopco and such members of the Unilever Group of the transactions contemplated hereby or thereby will (A) violate or result in a breach or result in the acceleration, termination, modification or cancellation of, or require any consent under, or the creation in any third party of the right to accelerate, terminate or cancel, any material indenture, Contract (including Material Contracts), lease, sublease, loan agreement, note or other obligation or liability to which any of the Companies or the DiverseyLever Business is a party or is bound or to which any of the assets of the Companies or the Assets are subject, (B) conflict with, violate or result in a breach of any provision of the Constituent Documents of any of the Sellers or any of the Companies, (C) conflict with or violate any Applicable Laws or applicable Order, (D) constitute an event which, after notice or lapse of time or both, would result in such violation, breach, acceleration, termination, cancellation, consent, conflict or default or (E) constitute an event which, after notice or lapse of time or otherwise would create, or cause to be exercisable or enforceable, any option, agreement or right to purchase any of the Shares, the Assets or the assets of the Companies, except, in the case of clauses (A), (D) and (E) for such violation, breach, default, event, acceleration, termination, modification, conflict, cancellation or consent which has not resulted and would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the DiverseyLever Business which individually exceed $50,000 exceeds $1,000,000, $50,000 individually.

4.4   Financial Statements.

(a)  DiverseyLever Statutory Financial Statements.

(i)  Conopco has delivered to Buyer or its representatives the following financial statements, all of which are attached as Exhibit Q hereto (the “DiverseyLever Statutory Financial Statements”):

(A)  the audited balance sheets of each Company listed on Section 4.4(a) of the DiverseyLever Disclosure Schedule as of December 31, 2000 and, to the extent contained therein, December 31, 1999; and

(B)  the audited statements of income, and, where required by Applicable Laws, cash flows and changes in stockholders’ equity of each Company listed on Section 4.4(a) of the DiverseyLever Disclosure Schedule for the twelve-month period ended December 31, 2000 and, to the extent contained therein, for the twelve-month period ended December 31, 1999;

(C)  where required by Applicable Laws, the notes on the foregoing; and

(D)  where required by Applicable Laws, the reports of the statutory auditors on the foregoing.

(ii)  The DiverseyLever Statutory Financial Statements (A) were prepared in accordance with accounting principles generally accepted in the jurisdiction of incorporation of the relevant Company at the time they were prepared, (B) fairly present (or local equivalent audit standard) in accordance with such local generally accepted accounting principles the financial position of the relevant Company as of the date thereof and the results of operations, and, where required by Applicable Laws, cash flows and changes in stockholders’ equity of such Company for each of the accounting periods set forth therein and (C) were prepared on a basis and in accordance with accounting policies substantially consistent with those applied in respect of the two preceding accounting periods (save for changes required by (1) Applicable Laws or (2) accounting principles generally accepted in the jurisdiction of the relevant Company).

(b) DiverseyLever Management Financial Statements.

(i)  Conopco has delivered to Buyer or its representatives the following financial statements, all of which are attached as Exhibit R hereto (the “DiverseyLever Management Financial Statements”):

(A)  the unaudited special purpose Statement of Working Capital and restructuring creditors of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of December 31, 2000 and June 30, 2001 (the “DiverseyLever Statement of Working Capital”); and

(B)  the unaudited Statement of EBITDA of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the twelve-month period ended June 30, 2001 (the “Preliminary DiverseyLever Statement of EBITDA”).

(ii)  The DiverseyLever Statement of Working Capital (A) is accurate in all material respects, (B) was prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business, and (C) was prepared on the basis of financial information prepared in accordance with the Management Accounting Policies save that certain provisions in relation to Inventory are shown within restructuring creditors. Notwithstanding anything in this Agreement to the contrary, the sole and exclusive remedy of Buyer for a breach of this Section 4.4(b)(ii) shall be the Purchase Price adjustment mechanism set forth in Section 3.6.

(iii)  The Preliminary DiverseyLever Statement of EBITDA (A) is accurate in all material respects, (B) was prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business, and (C) was prepared on the basis of financial information prepared in accordance with the DiverseyLever Accounting Policies. Notwithstanding anything in this Agreement to the contrary, following the Closing and without derogation of Buyer’s rights under Section 8.3 and 10.4, the sole and exclusive remedy of Buyer for a breach of this Section 4.4(b)(iii) shall be the Purchase Price adjustment mechanism set forth in Section 3.8.

(c)  Audited DiverseyLever Financial Statements.

(i)  As soon as practicable following the date of this Agreement but in no event later than January 15, 2002, Conopco shall have delivered to Buyer the following financial statements, all of which shall be presented in Euro, except as otherwise described below (the “Audited DiverseyLever Financial Statements”):

(A)  the audited balance sheets of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of December 31, 1999 and December 31, 2000;

(B)  the audited profit and loss accounts and statements of cash flows of the DiverseyLever Business and the Unilever Consumer Brands Business combined for each of the fiscal years ended December 31, 1998, 1999 and 2000;

(C)  the footnotes to the foregoing; and

(D)  an unqualified audit report on the foregoing by Conopco’s Accountants.

(ii)  Each of the Audited DiverseyLever Financial Statements, and any other audited financial statements of the DiverseyLever Business and the Unilever Consumer Brands Business combined for fiscal years ending after December 31, 2000 and prior to Closing that are included in the Disclosure/Offering Documents (“Future DiverseyLever Audited Financial Statements”), will (A) have been prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business, (B) fairly present, in all material respects, the financial position of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of such dates and the results of operations and cash flows of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the periods then ended, all in accordance with United Kingdom generally accepted accounting principles (except as otherwise provided in the notes thereto), consistently applied during the periods involved, reconciled to GAAP and translated into dollars in accordance with the methodology applied under SEC conventions for convenience translations and (C) comply with the requirements of Regulation S-X of the SEC in respect of foreign acquired businesses. Notwithstanding anything in this Agreement to the contrary, but without derogation of Buyer’s rights under Sections 8.3 and 10.4, neither Conopco nor any member of the Unilever Group shall have any liability in respect of any breach of the representations and warranties set forth in this Section 4.4(c)(ii) with respect to any Future DiverseyLever Audited Financial Statements except to the extent that the Buyer Indemnified Parties incur any Costs arising out of or resulting from a third party claim in relation to the inclusion of any Future DiverseyLever Audited Financial Statements in any Disclosure/Offering Document. For the avoidance of doubt, the foregoing sentence shall not limit the liability of Conopco or any member of the Unilever Group nor the rights of the Buyer Indemnified Parties pursuant to Section 11.1(a)(i) with respect to the Audited DiverseyLever Financial Statements.

(d)  June Additional DiverseyLever Financial Statements.

(i)  As soon as practicable following the date of this Agreement but in no event later than January 15, 2002, Conopco shall have delivered to Buyer the following financial statements, all of which shall be presented in Euro, except as otherwise provided below, and (x) with respect to clauses (A) and (B) below, shall have been reviewed by Conopco’s Accountants in accordance with the standards set forth on Part 1 of Schedule 4.4(d)(i) attached hereto and (y) with respect to clause (C) below, shall have been the subject of the agreed-upon procedures by Conopco’s Accountants set forth on Part 2 of Schedule 4.4(d)(i) attached hereto (the “June Additional DiverseyLever Financial Statements”):

(A)  the unaudited balance sheet of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of June 30, 2001;

(B)  the unaudited profit and loss account of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the twelve-month period ended June 30, 2001 (the financial statements referred to in clauses (A) and (B) collectively, the “June Unaudited Balance Sheet and Profit and Loss Account”); and

(C)  a Statement of EBITDA of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the twelve-month period ended June 30, 2001, accompanied by an explanation and reconciliation of any changes from the profit and loss account referred to in clause (B) above (the “Reviewed DiverseyLever Statement of Management EBITDA”).

(ii)  The June Unaudited Balance Sheet and Profit and Loss Account will (A) have been prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business, (B) fairly present, in all material respects, the financial position of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of such date and the results of operations of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the period then ended, all in accordance with United Kingdom generally accepted accounting principles applied in a manner consistent with the Audited DiverseyLever Financial Statements, reconciled to GAAP and translated into dollars in accordance with GAAP (except, in each case, as described in the notes thereto, if any, and for normally recurring, immaterial year-end audit adjustments) and (C) fairly present, in all material respects, the (1) cost of sales, (2) distribution and selling costs and (3) administrative expenses of the DiverseyLever Business and the Unilever Consumer Brands Business combined. The June Unaudited Balance Sheet and Profit and Loss Account do not treat as exceptional items or restructuring charges any material expenses that should be treated as operating expenses before exceptional items under United Kingdom generally accepted accounting principles.

(iii)  The Reviewed DiverseyLever Statement of Management EBITDA will (A) be accurate in all material respects, (B) have been prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business combined, (C) be prepared from financial information prepared in accordance with United Kingdom generally accepted accounting principles, applied in a manner consistent with the Audited DiverseyLever Financial Statements and translated into dollars using the DiverseyLever Exchange Rate (except as described in the notes thereto, if any, and for normally recurring, immaterial year-end adjustments) and (D) accurately present, in all material respects, the earnings before interest, income taxes, depreciation and amortization of the DiverseyLever Business and the Unilever Consumer Brands Business combined. The Reviewed DiverseyLever Statement of Management EBITDA does not treat as exceptional items or restructuring charges any material expenses that should be treated as operating expenses before exceptional items under United Kingdom generally accepted accounting principles. Notwithstanding anything in this Agreement to the contrary, the sole and exclusive remedy of Buyer for a breach of this Section 4.4(d)(iii) shall be the Purchase Price adjustment mechanism set forth in Part A of Schedule 3.8.

(e)  September Additional DiverseyLever Financial Statements.

(i)  As soon as practicable following the date of this Agreement but in no event later than January 15, 2002, Conopco shall have delivered to Buyer the following financial statements, all of which shall be presented in Euro, except as otherwise provided below, and, except for the financial statements set forth in clause (D) below, which shall have been reviewed by Conopco’s Accountants in accordance with the standards set forth on Part 1 of Schedule 4.4(d)(i) attached hereto, shall have been reviewed by Conopco’s Accountants in accordance with Statement on Auditing Standards No. 71 (“SAS 71”) (the “September Additional DiverseyLever Financial Statements”). The September Additional DiverseyLever Financial Statements, taken together with the June Additional DiverseyLever Financial Statements, shall herein be referred to as the “Additional DiverseyLever Financial Statements” and the Additional DiverseyLever Financial Statements, taken together with the DiverseyLever Statutory Financial Statements, the DiverseyLever Management Financial Statements and the Audited DiverseyLever Financial Statements shall herein be referred to as the “DiverseyLever Financial Statements:”

(A)  the unaudited balance sheet of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of September 30, 2001;

(B) the unaudited profit and loss accounts and statements of cash flows of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the nine-month periods ended September 30, 2000 and September 30, 2001;

(C)  the unaudited profit and loss account of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the three-month period ended September 30, 2001;

(D)  the unaudited profit and loss account of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the twelve-month period ended September 30, 2001.

(ii)  The September Additional DiverseyLever Financial Statements, and any other unaudited financial statements of the DiverseyLever Business and the Unilever Consumer Brands Business combined for periods ending after September 30, 2001 and prior to Closing that are included in the Disclosure/Offering Documents (“Future DiverseyLever Unaudited Financial Statements”), will (A) have been prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business, (B) fairly present, in all material respects (subject to normal, recurring year-end audit adjustments in the case of financial statements for interim periods), the financial position of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of such dates and the results of operations of the DiverseyLever Business and the Unilever Consumer Brands Business combined (and, to the extent included, the cash flows of the DiverseyLever Business and the Unilever Consumer Brands Business combined) for the periods then ended, all in accordance with United Kingdom generally accepted accounting principles, applied in a manner consistent with the Audited DiverseyLever Financial Statements, reconciled to GAAP and translated into dollars in accordance with the methodology applied under SEC conventions for convenience translations (except, in each case, as described in the notes thereto, if any, and for normally recurring, immaterial year-end audit adjustments) and (C) comply with the requirements of Regulation S-X of the SEC in respect of foreign acquired businesses. Notwithstanding anything in this Agreement to the contrary, but without derogation of Buyer’s rights under Sections 8.3 and 10.4, neither Conopco nor any member of the Unilever Group shall have any liability in respect of any breach of the representations and warranties set forth in this Section 4.4(e)(ii) except to the extent that the Buyer Indemnified Parties incur any Costs arising out of or resulting from a third party claim in relation to the inclusion of the September Additional DiverseyLever Financial Statements and/or any Future DiverseyLever Unaudited Financial Statements in any Disclosure/Offering Document.

(f)  The accounting records of the members of the Unilever Group (with respect to their conduct of the DiverseyLever Business and the Unilever Consumer Brands Business) and the Companies have been kept on a proper and consistent basis (no material change in the methods or bases of valuation or accounting treatment having been made during the periods involved in the DiverseyLever Financial Statements through the date hereof other than as required by Applicable Law or changes in relevant generally accepted accounting principles), are materially up-to-date and contain all material matters required by Applicable Law to be entered into them.

(g)  (i)  As soon as practicable following the date of this Agreement, but in no event later than January 15, 2002, Conopco shall have delivered to Buyer the following statements, all of which shall be presented in dollars, except as otherwise provided below, and shall have been the subject of the agreed-upon procedures by Conopco’s Accountants set forth on Part 3 of Schedule 4.4(d)(i) hereto (the “Unilever Consumer Brands Exclusion Statements”):

(A)  a statement of the adjustments necessary to reflect the exclusion of the balances included in the applicable DiverseyLever Financial Statements which relate to the Unilever Consumer Brands Business from the unaudited profit and loss account of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the twelve-month period ended June 30, 2001;

(B)  a statement of the adjustments necessary to reflect the exclusion of the balances included in the applicable DiverseyLever Financial Statements which relate to the Unilever Consumer Brands Business from the unaudited profit and loss account of the DiverseyLever

Business and the Unilever Consumer Brands Business combined for the three-month period ended September 30, 2001;

(C)  a statement of the adjustments necessary to reflect the exclusion of the balances included in the applicable DiverseyLever Financial Statements which relate to the Unilever Consumer Brands Business from the unaudited balance sheet of the DiverseyLever Business and the Unilever Consumer Brands Business combined as of September 30, 2001; and

(D)  a statement of the adjustments necessary to reflect the exclusion of the balances included in the applicable DiverseyLever Financial Statements which relate to the Unilever Consumer Brands Business from the unaudited profit and loss account of the DiverseyLever Business and the Unilever Consumer Brands Business combined for the twelve-month period ended September 30, 2001.

(ii)  The Unilever Consumer Brands Exclusion Statements, and any other such adjustments for periods ending after September 30, 2001 and prior to the Closing Date that are included in the Disclosure/Offering Documents (“Future Unilever Consumer Brands Exclusion Statements”), will (A) have been prepared from the books and records kept by the members of the Unilever Group and the Companies for the DiverseyLever Business and the Unilever Consumer Brands Business, (B) accurately present, in all material respects, the adjustments necessary to reflect the net sales and cost of sales, and the finished goods stocks, trade debtors and finished goods creditors of the DiverseyLever Business, exclusive of the Unilever Consumer Brands Business for the respective periods indicated therein and as of the respective dates thereof in conformity with the DiverseyLever Accounting Policies, consistently applied, in accordance with GAAP and translated into dollars in accordance with the methodology applied under SEC conventions for convenience translations, (C) have been prepared on a basis consistent with the cost-allocation methodology applied under the DiverseyLever Standard Chart of Accounts, which is consistent with the DiverseyLever Accounting Policies and (D) in so far as intended to reflect adjustments required for the Unilever Consumer Brands Business, comply with the requirements of Regulation S-X of the SEC.

(h)  No products or services, including the use of material facilities or space, have been provided to the DiverseyLever Business by members of the Unilever Group for which an allocation has not been made to a reasonable extent in the DiverseyLever Financial Statements. For the avoidance of doubt, no warranty is given in this Section 4.4(h) as to the adequacy in amount of each such allocation.

(i)  There exist no liabilities of any member of the Unilever Group (with respect to the DiverseyLever Business) or of the Companies, whether accrued, absolute or contingent, which are not the subject matter of any representation or warranty with respect to Taxes, Intellectual Property, Environmental Matters or Employee Benefits, other than (i) liabilities which are adequately reflected, reserved or disclosed in the DiverseyLever Statement of Working Capital, (ii) liabilities incurred since June 30, 2001 in the Ordinary Course of

Business and (iii) other liabilities that (A) with respect to liabilities that are covered by any other representation or warranty set forth in this Agreement, would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of the disclosure thresholds set forth in such representation or warranty, and (B) with respect to any liabilities that are not covered by any other representation or warranty set forth in this Agreement, would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or in respect of a series of related claims, actions or proceedings in a single jurisdiction.

4.5   Absence of Certain Changes or Events.    Except for (a) Contracts entered into in the Ordinary Course of Business since June 30, 2001 (including any Contract entered into for the provision of equipment on a leased or free-on-loan basis to customers), and (b) matters listed in Section 4.5 of the DiverseyLever Disclosure Schedule, since June 30, 2001, (i) the DiverseyLever Business has been operated in the Ordinary Course of Business, except for failures to operate in the Ordinary Course of Business which have not resulted, and would not be reasonably expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the DiverseyLever Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually, and (ii) there has not been any DiverseyLever Material Adverse Effect. As amplification and not limitation of the foregoing (provided, however, that any matter that is the subject matter of clauses (A) through (E) below and is not required to be disclosed because of the dollar thresholds or materiality qualifiers contained in such clauses, shall not be a breach of this Section 4.5), with respect to the DiverseyLever Business and except as disclosed in Section 4.5 of the DiverseyLever Disclosure Schedule, since June, 30 2001, no member of the Unilever Group (with respect to their conduct of the DiverseyLever Business) and none of the Companies has:

(A)  sold, transferred, leased, subleased, licensed or otherwise disposed of, to a third party, any property or asset, real, personal or mixed (including leasehold interests and intangible property), where the relevant property or asset has a value in excess of $2,000,000 individually or $5,000,000 in the aggregate, other than the sale of Inventory and obsolete or excess equipment, in each case, in the Ordinary Course of Business and other than, with respect to the $5,000,000 aggregate threshold only, the sale (or provision to customers on a leased or free-on-loan basis) of feeders and dosing equipment;

(B)  (1)  merged with, entered into a consolidation with or acquired shares of capital stock or other equity interest representing 5% or more in, any Person or (2) acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, where the entity merged or consolidated with or the assets or business acquired has a value in excess of $2,000,000 individually or $10,000,000 in the aggregate;

(C)  made any capital expenditure or commitment (which remains outstanding as of the date of this Agreement) for any capital expenditure, in each case, in excess of $2,000,000 individually or $10,000,000 in the aggregate, other than (1) as reflected in the 2001 capital expenditure budget for the DiverseyLever Business attached hereto as Section 4.5(c) of the DiverseyLever Disclosure Schedule, if applicable, or the comparable budget for a prior period or (2) capital expenditures or commitments relating to dosing or dispensing equipment and made in the Ordinary Course of Business;

(D)  (1)  granted or formally announced any increase in the wages, salaries, compensation, bonuses or incentives payable to any of its employees classified Unilever work level 4 through 6, or (2) established any benefit plan or increased, or formally announced any increase of, any benefits under any benefit plan, in either case, except for establishment of plans or grants or increases in wages, salaries, compensation, bonuses, incentives or benefits made in the Ordinary Course of Business or as required by Applicable Law, any benefit plan identified in Sections 9.1(a) or 9.2(a) of the DiverseyLever Disclosure Schedule or any collective bargaining or similar labor agreement; or

(E)  agreed, whether in writing or otherwise, to take any of the actions specified in this Section 4.5, except as expressly contemplated by this Agreement.

4.6   Taxes.    (a)  Except as disclosed in Section 4.6 of the DiverseyLever Disclosure Schedule, (i) each Company has timely filed all Tax Returns that it was required to file and all such returns were complete and correct, except where a failure to file such returns or submit complete and correct returns would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (ii) each Company has paid all Taxes that it was required to pay, whether or not shown as due on a Tax Return, except where a failure to pay Taxes would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (iii) no Affiliate of any Company has received written notice of any dispute, action, suit, investigation, audit or claim in respect of the liability of any Company for Taxes that would reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (iv) each Company has withheld and paid over to the appropriate Governmental Authority all Taxes that it was required to withhold and pay over, except where a failure to withhold and pay over Taxes would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (v) no Company has paid or is under any obligation to pay to an individual any amount that would not be deductible because of Section 280G of the Code (concerning excess parachute payments) or any similar provision of state, local, or non-United States Tax law, (vi) no Assets or Shares are subject to any lien for Taxes (other than Taxes not yet due and payable and other than liens for Pre-Closing Tax Period Taxes not in excess of $250,000 individually or $1,000,000 in the aggregate), (vii) no Company has filed a consent under Section 341(f) of the Code (concerning collapsible corporations) or any similar provision of state, local, or non-United States Tax law, (viii) each Company is in possession of or has access to sufficient information to enable it to compute its liability to Tax insofar as it depends on any transaction occurring on or before the Closing Date, (ix) each Company has been resident for the purposes of Tax in the country of its incorporation and has not been resident anywhere else at any time, and (x) each Company and any other company which has been treated as a member of the same group of companies for the purposes of VAT or any other sales or turnover Taxes has complied with all laws and regulations relating to such VAT or other sales or turnover Taxes, except where a failure to comply would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate.

(b)  There are set out in Section 4.6 of the DiverseyLever Disclosure Schedule full details of any concession given by any Governmental Authority to any Company under which the relevant Company is authorized to depart from or not to comply with any statutory or other legal requirement with respect to Taxes where, if that concession had not been given, any Taxes imposed on the relevant Company would reasonably be expected to have been greater by more than $250,000, and no Company has done anything or failed to do anything which has had or will have the effect of amending, altering or prejudicing in any way such concession where, had there not been such failure or action, any Taxes imposed on the relevant Company would reasonably be expected to have been less by more than $250,000.

4.7   Real Property.

(a)  Section 4.7(a) of the DiverseyLever Disclosure Schedule sets forth a true and complete list of all Owned Real Property that is (i) used predominantly for manufacturing and/or research and development purposes or (ii) where material to the DiverseyLever Business, used for warehousing or office purposes (the “Material Owned Real Property”). The list of all Owned Real Property other than Material Owned Real Property to be delivered by Conopco pursuant to Section 6.21 will, when delivered and as of the Closing Date, be true and complete. Except as set forth on Section 4.7(a) of the DiverseyLever Disclosure Schedule and for Permitted Encumbrances, (i) one of the Companies or the Asset Sellers, as the case may be, has good and valid fee simple (or local equivalent) title to the Owned Real Property, free and clear of all Encumbrances, and (ii) none of the Owned Real Property is subject to any lease which (A) adversely effects the use of such Owned Real Property for its present purpose or (B) is of 25% or more of the square footage of such Owned Real Property used in the DiverseyLever Business. Assuming (1) that this Agreement, each Ancillary Document and each other instrument to be delivered pursuant to Section 3.3 to which Buyer or another member of the CMI Group is a party is a valid and binding obligation of Buyer or such member of the CMI Group, enforceable against it in accordance with its terms, (2) that Buyer and each other member of the CMI Group is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has the requisite corporate or comparable power and authority to execute this Agreement, each Ancillary Document and each other instrument to be delivered pursuant to Section 3.3 to which it is a party, (3) that all actions required to be taken prior to Closing by Buyer and each other member of the CMI Group hereunder and under the Ancillary Documents and each other instrument to be delivered pursuant to Section 3.3 to which it is a party have been duly taken prior to Closing, (4) that all actions (including the making of any filings) required to be taken by Buyer and each other member of the CMI Group hereunder or under the Ancillary Documents and each other instrument to be delivered pursuant to Section 3.3 to which it is a party will be duly taken following Closing, and (5) that Buyer and each other member of the CMI Group has acted in good faith and does not have notice of any adverse claim with respect thereto, the instruments to be delivered by Conopco pursuant to Section 3.3(h) will be valid and effective to transfer good and valid title to all of the Owned Real Property, free and clear of any Encumbrances other than Permitted Encumbrances.

(b)  Section 4.7(b) of the DiverseyLever Disclosure Schedule sets forth a true and complete list of all Leased Real Property that is (i) used predominantly for manufacturing and/or research and development purposes or (ii) where material to the DiverseyLever Business, used for warehousing or office purposes (the “Material Leased Real Property”) that is used in the DiverseyLever Business. The list of all real property covered by leases or subleases pursuant to which any Company or, with respect to the DiverseyLever Business, any member of the Unilever Group uses, occupies, leases or subleases material facilities from or with any other member of the Unilever Group to be delivered by Conopco pursuant to Section 6.21 will, when delivered and as of the Closing Date, be true and complete. The list of all Leased Real Property other than Material Leased Real Property to be delivered by Conopco pursuant to Section 6.21 will, when delivered and as of the Closing Date, be true and complete. One of the Companies or the Asset Sellers, as the case may be, has a valid leasehold interest in the Leased Real Property and each of such leases is in full force and effect and is enforceable in accordance with its terms (except as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law) and there exists no breach or default thereunder on the part of any of the Companies or the Asset Sellers or, to Conopco’s knowledge, any other party thereto, which breach or default has resulted, or would reasonably be expected to result, individually or in the aggregate, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000, except for breaches of repairing covenants or reinstatement obligations which have not resulted, and would not reasonably be expected to result, in a third party claim giving rise to Costs in excess of $250,000 individually.

4.8   Good Title to and Sufficiency and Condition of Assets; Companies.

(a)  The Companies have good title to, or a valid and binding leasehold interest in, the assets of the Companies, and the Asset Sellers have good title to, or a valid and binding leasehold interest in, the Assets (other than, in each case, Real Property, Contracts and DiverseyLever Intellectual Property Assets, which are addressed in Sections 4.7, 4.9 and 4.10, respectively), in each case where such assets or Assets have a replacement cost in excess of $250,000 or are otherwise material to the conduct of the DiverseyLever Business, and in each case free and clear of all Encumbrances except (i) as set forth in Section 4.8(a) of the DiverseyLever Disclosure Schedule, (ii) for Permitted Encumbrances or (iii) for Encumbrances which have not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000. Assuming (A) that this Agreement, each Ancillary Document and each other instrument to be delivered pursuant to Section 3.3 to which Buyer or another member of the CMI Group is a party is a valid and binding obligation of Buyer or such member of the CMI Group, enforceable against it in accordance with its terms, (B) that Buyer and each other member of the CMI Group is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has the requisite corporate or comparable power and authority to execute this Agreement, each Ancillary Document and each other instrument to be delivered pursuant to Section 3.3 to which it is a party, (C) that all actions required to be taken prior to Closing by Buyer and each other member of the CMI Group hereunder and under the Ancillary Documents and each other instrument to be delivered pursuant to Section 3.3 to which it is a party have been duly taken prior to Closing, (D) that all actions (including the making of any filings) required to be taken by Buyer and each other member of the CMI Group hereunder or under the Ancillary Documents and each other instrument to be delivered pursuant to Section 3.3 to which it is a party will be duly taken following Closing, and (E) that Buyer and each other member of the CMI Group has acted in good faith and does not have notice of any adverse claim with respect thereto, the instruments to be delivered by Conopco pursuant to Section 3.3(e) will be valid and effective to transfer good and valid title to all of the Assets and the assets of the Companies, free and clear of any Encumbrances other than Permitted Encumbrances. Except as set forth in Section 4.8(a) of the DiverseyLever Disclosure Schedule, the assets of the Companies and the Assets, together with the Shares, the Other Joint Venture Interests and Excluded Assets (other than Excluded Intellectual Property) and the rights granted to Buyer and the Designated Buyers pursuant to this Agreement and the Ancillary Documents, constitute substantially all of the assets, properties, rights and interests necessary to carry on the DiverseyLever Business as currently conducted and will be adequate and sufficient (in both amount and, with respect to physical assets, condition) to operate the DiverseyLever Business in substantially the same manner as conducted as of the date of this Agreement and as of the Closing.

(b)  The list of each Asset and asset of the Companies, in each case, having an individual, per asset net book value in excess of $1,000,000 and that are capable of possession (other than Assets which in the Ordinary Course of Business are in the possession of third parties) that will be, as of the Closing Date, located elsewhere than the Real Property to be delivered by Conopco pursuant to Section 6.21 will, when delivered and as of the Closing Date, be true and complete.

4.9   Contracts.

(a)  Section 4.9(a) of the DiverseyLever Disclosure Schedule sets forth a list of the following Contracts (each a “Material Contract”):

(i)  each Contract for the purchase of Inventory, other materials or personal property from any supplier or for the furnishing of services (including Contracts with Governmental Authorities), which, in each such case, involves annual consideration of more than $1,000,000 and has an unexpired term of 36 months or more;

(ii)  each Contract for the sale of Inventory or other personal property or for the furnishing of services by the DiverseyLever Business or any Company (including Contracts with Governmental Authorities) which involves annual consideration of more than $1,000,000 and has an unexpired term of 36 months or more;

(iii)  each Contract entered into after January 1, 1996 pursuant to which any member of the Unilever Group or any Company acquired or has agreed to acquire any Company or any portion of the DiverseyLever Business having, in each case, a value in excess of $10,000,000 from any other Person;

(iv)  all manufacturing, distributor, franchise, dealer, agency and sales promotion Contracts to which any member of the Unilever Group or Company is a party and which represents more than 1% of the aggregate sales of the DiverseyLever Business taken as a whole for the year ended December 31, 2000;

(v)  all Contracts relating to any Indebtedness or any conditional sale or other title retention agreement, equipment obligation or lease purchase agreement of any Company or otherwise related to the DiverseyLever Business, representing an amount in excess of $500,000 individually or $5,000,000 in the aggregate, that will not be fully discharged and released as of the Closing;

(vi)  all Contracts that materially limit or purport to materially limit the ability of the Companies, the Asset Sellers (with respect to their conduct of the DiverseyLever Business) or the DiverseyLever Business to compete in any line of business or with any Person or in any geographic area or during any period of time, or otherwise materially restricts the conduct of the DiverseyLever Business as presently conducted or the use of the Assets or the assets of the Companies as presently used;

(vii)  any Contract that requires any Company or, with respect to the DiverseyLever Business, any Asset Seller to (A) conduct any portion of the DiverseyLever Business representing more than 1% of the aggregate annual revenues of the DiverseyLever Business taken as a whole or (B) conduct any portion of the DiverseyLever Business representing more than 2% of the aggregate annual revenues of the DiverseyLever Business in any Material Jurisdiction, in each case, exclusively with one or more Persons in any particular geographic area or with respect to any particular product or service;

(viii)  any Contract (other than commercial Contracts entered into in the Ordinary Course of Business) presently in effect, whether or not fully performed, between a member of the Unilever Group (with respect to its conduct of the DiverseyLever Business) or a Company and any current or former shareholder (or group of shareholders) of any member of the Unilever Group or any Company, other than holders of publicly traded securities of Unilever;

(ix)  any power of attorney given by any member of the Unilever Group or any Company to any Person, firm or corporation or otherwise relating to the DiverseyLever Business, the Assets or the assets of the Companies, other than in relation to the exercise of employer powers under an International Plan and other than any power of attorney given to an officer of any Company, an officer who will be a Transferred Employee or a patent or trademark agent, in each case, in the Ordinary Course of Business;

(x)  any partnership, joint venture or similar Contract under which an investment in shares of capital stock or other equity interests of $1,000,000 or more has been made relating to the DiverseyLever Business or to which any Company is a party;

(xi)  any take-or-pay or requirements Contract or any other Contract requiring any Company or, with respect to the DiverseyLever Business, any Asset Seller to pay whether or not products or services are received, and, in each case, involving payments in excess of $500,000 per annum and having an unexpired term of 36 months or more;

(xii)  any lease of Material Leased Real Property and any lease or sublease of Material Owned Real Property or Material Leased Real Property, which adversely affects the use of such Material Owned Real Property or Material Leased Real Property for its present purpose or which is of 25% or more of the square footage thereof used in the DiverseyLever Business; and

(xiii)  all other Contracts, whether or not made in the Ordinary Course of Business, which are material in relation to the conduct of the DiverseyLever Business taken as a whole.

(b)  Except as set forth in Section 4.9(b) of the DiverseyLever Disclosure Schedule, all Material Contracts are in full force and effect and are valid, binding and enforceable obligations of a Company or a member of the Unilever Group, as the case may be, except as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law. Except as set forth in Section 4.9(b) of the DiverseyLever Disclosure Schedule, there is no (with or without the lapse of time or the giving of notice or both) default or threatened default (i) by any member of the Unilever Group or any Company under any Material Contract or, (ii) to Conopco’s knowledge, by any other party thereto which default or defaults, in each case, have resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(c)  Complete and correct copies of all written Material Contracts have been delivered to Buyer. Section 4.9(c) of the DiverseyLever Disclosure Schedule sets forth an accurate summary of the material terms and provisions of each oral, binding Material Contract or non-written Material Contract that arises through course of dealing or by operation of law (as amended or modified).

(d)  The lists and copies to be delivered by Conopco pursuant to Section 6.21 as Schedule 4.9(a)(i), 4.9(a)(v) and 4.9(a)(xvi) of the DiverseyLever Disclosure Schedule will, when delivered and as of the Closing Date, be true and complete. The Contracts set forth on such Schedules will, from and after the date such Schedules are delivered by Conopco, be deemed “Material Contracts.”

4.10   Intellectual Property Rights.

(a)  The DiverseyLever Intellectual Property Assets and the Intellectual Property to be licensed to Commercial Markets, Inc. pursuant to this Agreement and the

Ancillary Agreements constitute all Intellectual Property owned by a member of the Unilever Group or the Companies that is used in the DiverseyLever Business as of the date of this Agreement and as of Closing. The DiverseyLever Intellectual Property Assets, the Intellectual Property to be licensed to Commercial Markets, Inc. pursuant to this Agreement and the Ancillary Agreements and the Intellectual Property licensed to any of the Companies or member of the Unilever Group in connection with the DiverseyLever Business under the Contracts disclosed in Section 4.10(g)-1 of the DiverseyLever Disclosure Schedule constitute all of the material Intellectual Property used in the DiverseyLever Business and substantially all of the Intellectual Property necessary to carry out the DiverseyLever Business as currently conducted and will be adequate and sufficient to operate the DiverseyLever Business in substantially the same manner as conducted as of the date of this Agreement and as of Closing. The DiverseyLever Business Patents are all the Patents owned by the Unilever Group that are material to the DiverseyLever Business and used exclusively in the DiverseyLever Business in the period from July 1, 2000 through Closing. This Section 4.1(a) shall not be construed as giving any representation or warranty that the conduct of the DiverseyLever Business does not or will not infringe, violate or misappropriate the Intellectual Property of any other Person.

(b) Except as disclosed in Section 4.10(b)-1 of the DiverseyLever Disclosure Schedule, at the date of grant of any DiverseyLever Business Patent, to Conopco’s knowledge, no prior art existed that rendered invalid such DiverseyLever Business Patent. Except as disclosed in Section 4.10(b)-2 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, all of the DiverseyLever Business Patents that are United States patents were obtained with a good faith belief of compliance with the applicable disclosure obligations of the United States Patent and Trademark Office. Except as disclosed in Section 4.10(b)-3 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, there is no matter that, to Conopco’s knowledge, would render invalid any DiverseyLever Business Patent granted in the United States of America or Japan or by the European Patent Office (as amended in any proceeding subsequent to grant, if applicable). Except as disclosed in Section 4.10(b)-4 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, there is no matter that, to Conopco’s knowledge, renders invalid any DiverseyLever Intellectual Property Assets (excluding the DiverseyLever Business Patents) or which renders unenforceable under anti-trust law any Trademark included within the DiverseyLever Intellectual Property Assets and which is registered in the United States of America.

(c)  Section 4.10(c) of the DiverseyLever Disclosure Schedule lists all Patents, registered Trademarks and registered Copyrights, and applications therefor included in the DiverseyLever Intellectual Property Assets. These are listed by legal owner, type, jurisdiction and registration or application number (as applicable), and are also listed by renewal date (for registered Trademarks only) and by registration or filing date (except for Trademarks).

(d)  Except as disclosed in Section 4.10(d) of the DiverseyLever Disclosure Schedule, Unilever is the sole legal owner of all Patents, Trademarks and registered Copyrights included in the DiverseyLever Intellectual Property Assets. Except as disclosed in Section 4.10(d) of the DiverseyLever Disclosure Schedule, the legal owner also is the record owner of each Patent, registered Trademark and registered Copyright (and applications therefor) included in the DiverseyLever Intellectual Property Assets such that its legal ownership has been recorded, or a recordation filing has been made, with the appropriate Governmental Authority.

(e)  All filing, issue, registration, renewal, annuity, maintenance or other official registry fees for the registered DiverseyLever Intellectual Property Assets (i) due as of the date of this Agreement have been paid and (ii) due as of the Closing Date will have been paid as of Closing.

(f)  Except as disclosed in Section 4.10(f) of the DiverseyLever Disclosure Schedule, one or more of the Companies or Asset Sellers owns the entire right, title and interest in and to the DiverseyLever Intellectual Property Assets free and clear of any Encumbrances other than (i) Permitted Encumbrances and (ii) Encumbrances which would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate. Unilever and their Subsidiaries and Affiliates have rights sufficient to grant the licenses granted by them in the Technology License Agreements, the Trademark License Agreement and the Dispensed Products License Agreement.

(g)  Section 4.10(g)-1 of the DiverseyLever Disclosure Schedule lists all Contracts under which any of the Companies or any member of the Unilever Group is licensed by or licenses any Person to use, or is restricted in its right to use, Intellectual Property in connection with the DiverseyLever Business, the loss of which would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $500,000 individually or $1,000,000 in the aggregate. Except as disclosed on Section 4.10(g)-2 of the DiverseyLever Disclosure Schedule, no Company or member of the Unilever Group or, to Conopco’s knowledge, any other party thereto is in breach or has claimed a breach of any Contract listed in Section 4.10(g)-1 of the DiverseyLever Disclosure Schedule, which breach has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $500,000 individually or $1,000,000 in the aggregate.

(h)  Except as disclosed in Section 4.10(h) of the DiverseyLever Disclosure Schedule, there are no settlements, consents, concurrent-use agreements, Orders or Contracts (excluding Contracts disclosed in Section 4.10(g)-1 of the DiverseyLever Disclosure Schedule) to which any of the Companies or any member of the Unilever Group is a party or by which any of the Companies or any member of the Unilever Group is bound that restrict the use of the DiverseyLever Intellectual Property Assets in the DiverseyLever Business, where such restriction has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(i)  Section 4.10(i)-1 of the DiverseyLever Disclosure Schedule lists all notices or claims of any Person received, to Conopco’s knowledge, since January 1, 1999 by any member of the Unilever Group or any Company of any infringement, violation or misappropriation of that Person’s Intellectual Property by the conduct of the DiverseyLever Business or the use of the DiverseyLever Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the DiverseyLever Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby. Notices or claims that led to an agreement disclosed in Section 4.10(g)-1 or Section 4.10(h) or litigation disclosed in Section 4.10(j) are excepted from being listed in Section 4.10(i)-1 of the DiverseyLever Disclosure Schedule. Except as disclosed in Section 4.10(i)-2 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, since January 1, 1999 there has not been, and is not currently, any infringement, violation or misappropriation of the DiverseyLever Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the DiverseyLever Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby.

(j)  Except as disclosed in Section 4.10(j)-1 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, since January 1, 1999 the conduct of the DiverseyLever Business has not infringed, violated or misappropriated and does not now infringe, violate or misappropriate the Intellectual Property of any other Person, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the DiverseyLever Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby. Except as disclosed in Section 4.10(j)-2 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, since January 1, 1999 no Person has challenged the validity of the DiverseyLever Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the DiverseyLever Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby. Except as disclosed in Section 4.10(j)-3 of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, since January 1, 1999 no Person has infringed, violated, or misappropriated or now infringes, violates or misappropriates the DiverseyLever Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the DiverseyLever Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby.

(k)  Except as disclosed in Section 4.10(k) of the DiverseyLever Disclosure Schedule, to Conopco’s knowledge, none of the Companies or any member of the Unilever Group is currently, nor will be as a result of the execution and delivery of this Agreement or any Ancillary Document, the consummation of the transactions contemplated hereby or thereby or the performance of the Companies, the Asset Sellers or any member of the Unilever Group as contemplated hereunder or thereunder, in breach of any provision of any agreement that relates to any of the DiverseyLever Intellectual Property Assets where such breach has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(l)  Except as disclosed in Section 4.10(l) of the DiverseyLever Disclosure Schedule, each Company and each member of the Unilever Group has used its reasonable best efforts to protect the secrecy and confidentiality of all Know-How included in the DiverseyLever

Intellectual Property Assets or otherwise such that the public disclosure of such Know-How has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

4.11   Litigation and Claims.

(a)  Except as set forth in Section 4.11(a) of the DiverseyLever Disclosure Schedule and except for matters relating to Environmental Matters (as to which no representation or warranty is being made except as set forth in Section 4.13), there is no Legal Proceeding or investigation pending or, to Conopco’s knowledge, threatened against any member of the Unilever Group (and related to the conduct of the DiverseyLever Business) or any Company, (i) involving amounts in excess of $1,000,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $1,000,000), materially impede or delay the consummation of the transactions contemplated hereby.

(b)  Except as set forth in Section 4.11(b) of the DiverseyLever Disclosure Schedule and except for matters relating to Environmental Matters (as to which no representation or warranty is being made except as set forth in Section 4.13), (i) no member of the Unilever Group (in relation to the DiverseyLever Business) and none of the Companies is subject to any order, writ, judgment, award, injunction, or decree of, or has given any legally binding undertaking or assurance in connection with any Legal Proceeding or investigation to, any court of competent jurisdiction or Governmental Authority or any arbitrator or arbitrators (“Orders”), and (ii) there are no internal or, to Conopco’s knowledge, outside investigations of any member of the Unilever Group (with respect to their conduct of the DiverseyLever Business) or any of the Companies concerning any actual or potential violations of Applicable Law, in each case, which has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $1,000,000.

(c)  The list of Legal Proceedings, Orders and investigations commenced at any time during the two years prior to the date of this Agreement involving amounts in excess of $1,000,000 to be delivered by Conopco pursuant to Section 6.21 will, when delivered and as of the Closing Date, be true and complete.

(d)  The list of Legal Proceedings involving, in each case, amounts in excess of $1,000,000, arising under or asserted in connection with the indemnification provisions or any similar provisions in any acquisition agreement between any member of the Unilever Group and a third party with respect to any Company or the DiverseyLever Business or any portion thereof commenced in the five years prior to the date of this Agreement relating to the acquisition of any Company or portion of the DiverseyLever Business having a value at the time of acquisition in excess of $10,000,000 to be delivered by Conopco pursuant to Section 6.21 will, when delivered and as of the Closing Date, be true and complete.

4.12   Compliance with Law; Authorizations.     Except (a) as set forth in Sections 4.11 and 4.12 of the DiverseyLever Disclosure Schedule, (b) for matters relating to Taxes, which are addressed in Section 4.6, (c) for matters relating to Environmental Matters, which are addressed in Section 4.13 and (d) for matters relating to Competition/Investment Law, which are addressed in Section 4.14(b), the DiverseyLever Business and the business and operations of the Companies (including with respect to the Real Property) have been since January 1, 1999, and are being, conducted in compliance with all Applicable Laws in all respects other than non-compliance which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the DiverseyLever Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually. Each of the Companies and the Asset Sellers has in full force and effect all Authorizations necessary to conduct the DiverseyLever Business as currently conducted, and there are no proceedings pending or, to Conopco’s knowledge, threatened which could result in the revocation, cancellation or suspension of any such Authorizations, except for failures to have such Authorizations in full force and effect or any revocation, cancellation or suspension, which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the DiverseyLever Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually.

4.13   Environmental Matters.    Except as disclosed in Section 4.13 of the DiverseyLever Disclosure Schedule:

(a)  The Companies, the Asset Sellers and/or Conopco have obtained all Environmental Permits required for the conduct of the DiverseyLever Business as presently conducted and are in compliance with such Environmental Permits and the other requirements of Environmental Laws, except for non-compliance which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate. All of such Environmental Permits are in full force and effect, and there are no Environmental Claims pending or, to the knowledge of Conopco, threatened which could result in the revocation, cancellation or suspension of any such Environmental Permits. None of the Companies, or, to the extent related to the DiverseyLever Business, any member of the Unilever Group has received any written notice from any Governmental Authority with respect to any such Environmental Claim;

(b)  None of the Companies, or, to the extent related to the DiverseyLever Business, any member of the Unilever Group, has within the last three years received any written notice from any Governmental Authority or other third party with respect to any violation of or any liability (including any liability with respect to a Release) as of the date on which this representation is given or repeated under any Environmental Laws that, in either case, has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate, which has not been complied with or satisfied without remaining obligation, cost or liability and, to Conopco’s knowledge, there is no such violation, liability or Release that is reasonably likely to lead to the service of any such written notice;

(c)  Neither the Real Property nor any DiverseyLever Former Property contains or, to the knowledge of Conopco, has ever contained, any underground storage tanks,

surface impoundments, pits, sumps, septic tanks or lagoons containing any Hazardous Substance, the presence of which are in violation of Environmental Laws or in relation to which Releases have occurred, which violation or Release has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate;

(d)  None of the Companies, nor, to the extent related to the DiverseyLever Business, any member of the Unilever Group, has received any written notice, claim, or request for information relating to any third-party location or waste disposal site or DiverseyLever Former Property alleging that any of them is or may be liable to any Person or Governmental Authority in connection with Environmental Matters relating to or arising from any such location or site and, to Conopco’s knowledge, there are no circumstances that are reasonably likely to lead to the service of any such written notice;

(e)  No Hazardous Substance has been Released at any of the Real Property or, during the period of any of their ownership or operation thereof, at any DiverseyLever Former Property of the Companies, or to the extent related to the DiverseyLever Business, any member of the Unilever Group in violation of Environmental Laws or in relation to which Remedial Actions are or would be required, which in either case, would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate;

(f) Neither the execution of this Agreement by Conopco nor the consummation of the transactions contemplated herein by any member of the Unilever Group will require any investigation, remediation or other action related to Hazardous Substances; and

(g)  Conopco has provided Buyer with a copy of all material environmental and health and safety assessments, audits, investigations or other reports relating to the DiverseyLever Business which are in the possession of Unilever. The list of all material environmental, health and safety assessments, audits, investigations or other reports relating to the DiverseyLever Business which are not in the possession of Unilever, but which are in the possession or control of a Company or a member of the Unilever Group and have been prepared since January 1, 1995 by, for or on behalf of any Company or any member of the Unilever Group (with respect to its conduct of the DiverseyLever Business) to be delivered by Conopco pursuant to Section 6.21 will, when delivered and at the Closing Date, be true and complete.

4.14   Regulatory Matters and Competition/Investment.    (a) Except as set forth in Section 4.12, 4.13 or 4.14 of the DiverseyLever Disclosure Schedule, there are no products included in the assets of the Companies or the Assets being manufactured or sold by the Companies or, to the extent related to the DiverseyLever Business, any member of the Unilever Group which would require any approval of the U.S. Environmental Protection Agency, any state environmental agency or any other Governmental Authority for the purpose for which they are being manufactured or sold (i) for which such approval has not been obtained, or (ii) for which such approval has been withdrawn or is no longer in full force and effect, except where the failure to have such approval has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the

EBITDA of the DiverseyLever Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually.

(b)  Except as disclosed in Section 4.14 of the DiverseyLever Disclosure Schedule (i) to Conopco’s knowledge, none of the Companies nor, with respect to its conduct of the DiverseyLever Business, any member of the Unilever Group is or has, since January 1, 1999, been a party to any agreement, arrangement, concerted practice or course of conduct which violates any Competition/Investment Law in any jurisdiction in which the Companies or such members carry on business where such violation would reasonably be expected to cause a material loss or liability to that Company or member, (ii) to Conopco’s knowledge, no Company nor, with respect to its conduct of the DiverseyLever Business, any member of the Unilever Group is or has, since January 1, 1999, been a party to any agreement or arrangement or been involved in any business practice in respect of which an Order has been made against it or in relation to it pursuant to any Competition/Investment Law where such Order is likely to cause a material loss or liability to such Company or member, and (iii) as of the date of this Agreement, no Company nor, with respect to its conduct of the DiverseyLever Business, any member of the Unilever Group is or has, since January 1, 1999, been a party to any agreement or arrangement or been involved in any business practice in respect of which (A) any request for information, statement of objections or similar matter has been received from any Governmental Authority pursuant to any Competition/Investment Law or (B) an application for negative clearance, exemption, authorization or clearance has been made to any Governmental Authority pursuant to any Competition/Investment Law.

4.15   Labor Matters.    Except as disclosed in Section 4.15 of the DiverseyLever Disclosure Schedule, (i) none of the Companies or, to the extent related to the DiverseyLever Business, any member of the Unilever Group, is a party to any labor, works council or collective bargaining agreement, and (ii) there are no unfair labor practice proceedings in connection with any labor, works council or collective bargaining unit pending between any of the Companies or, to the extent related to the DiverseyLever Business, any member of the Unilever Group and any of their respective Employees or any labor, works council or other collective bargaining unit representing any Employee that, in the case of this subsection (ii), has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

4.16   Broker’s Fees.    Except for the retention of Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by Unilever in accordance with Section 6.5, none of Unilever and their Affiliates have employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

4.17   Customers and Suppliers.    Section 4.17 of the DiverseyLever Disclosure Schedule sets forth a true, correct and complete list of (a) the 25 largest international customers of the DiverseyLever Business (including the Unilever Consumer Brands Business) in terms of sales during the twelve-month period ended December 31, 2000, measured on a worldwide basis, and (b) the suppliers for the DiverseyLever Business which, during the twelve-month period ended December 31, 2000, individually accounted for $5,000,000 or more of orders for the purchase of raw materials, supplies, equipment or parts for the DiverseyLever Business. As of the date of this Agreement, no member of the Unilever Group or any Company has received written notice from any customer or supplier (representing purchases or sales of $5,000,000 or more) with respect to the DiverseyLever Business, that such customer or supplier was or is intending to terminate its relationship or any Material Contract with any member of the Unilever Group or any Company.

4.18   Product Warranty.    (a) No member of the Unilever Group and no Company has committed any act, and there has been no omission on the part of any member of the Unilever Group or any of the Companies which would reasonably be expected to result in, and (b) to Conopco’s knowledge, there has been no occurrence which would reasonably be expected to give rise to or form the basis of, any product liability or liability for breach of warranty (whether covered by insurance or not) of any Company for any product manufactured or sold or service provided by the DiverseyLever Business prior to Closing, in excess of the amounts specifically reserved therefor on the DiverseyLever Statement of Working Capital by an amount equal to $250,000 individually or $1,000,000 in the aggregate.

4.19   Absence of Certain Commercial Practices.

(a)  Since January 1, 1998, no member of the Unilever Group (with respect to the DiverseyLever Business) and no Company, nor any officer, director, employee or agent of any of them has violated the Foreign Corrupt Practices Act of 1977, as amended.

(b)  To Conopco’s knowledge, each officer, director or employee of any member of the Unilever Group (with respect to the DiverseyLever Business) or any Company has complied with the Code of Business Principles of the Unilever Group relating to the providing or receipt of bribes, kick-backs, political contributions and any similar items or amounts to or from any Person or Governmental Authority, except as permitted by Applicable Law and except for such non-compliance which has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(c)  Except as set forth in Section 4.19 of the DiverseyLever Disclosure Schedule, as of the date of this Agreement, none of the Companies nor any member of the Unilever Group (with respect to the DiverseyLever Business) conducts any business or is a party to any Contract with any Person located in, derives revenues or income from, has activities or operations in, or owns or maintains any assets or operations in, any country subject to foreign asset control regulations imposed by the Office of Foreign Assets Control of the United States Department of the Treasury in effect as of the date hereof (each such country, a “Boycotted Country”).

4.20   Data Protection Act.    Except as disclosed in Section 4.20 of the DiverseyLever Disclosure Schedule, each Company and each member of the Unilever Group, in relation to the DiverseyLever Business, complies with all data protection and privacy requirements applicable to it, including the Data Protection Acts 1984 and 1998 and the Telecommunication (Data Protection and Privacy) Regulations 1998, except for noncompliance which has not resulted and would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

4.21   Securities Act.    Unilever and any designated Subsidiaries thereof are acquiring the Holdings Shares and the Note solely for purposes of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Conopco acknowledges (on behalf of itself and the other members of the Unilever Group) that the Holdings Shares and the Note are not registered under the Securities Act or any applicable state securities law or other Applicable Laws, and that such Holdings Shares and Note may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

4.22   Employees and Employee Benefits Matters.    Representations and warranties with respect to employee and employee benefits matters are set forth in Article IX.

4.23   No Knowledge of Breach by Buyer.    As of the date hereof, no Person in the Unilever Special Knowledge Group has knowledge of any breach by Buyer of its representations and warranties (with respect to themselves or any other Designated Buyers) set forth in Articles V and IX of this Agreement.

4.24   No Other Representations or Warranties; Disclosure.    (a) Except for the representations and warranties of Conopco (for itself and on behalf of the Sellers) expressly set forth in this Agreement, neither Conopco nor any other Person makes any other express or implied representation or warranty on behalf of Conopco or any of the Sellers or otherwise, in each case in respect of the DiverseyLever Business.

(b)  THE REPRESENTATIONS AND WARRANTIES MADE IN THIS AGREEMENT WITH RESPECT TO THE SUBJECT MATTER HEREOF ARE IN LIEU OF ALL OTHER WARRANTIES CONOPCO MIGHT HAVE GIVEN BUYER, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND IMPLIED WARRANTIES OF FITNESS FOR INTENDED USE. All other warranties Conopco or anyone purporting to represent Conopco, the Share Subscriber or the Sellers gave or might have given, or which might be provided or implied by Applicable Law or commercial practice with respect to the subject matter hereof ARE HEREBY EXPRESSLY EXCLUDED.

4.25   Conduct of DiverseyLever Business following Signing.    Neither Conopco nor any of the Sellers on whose behalf Conopco is acting shall be in breach of any of the representations and warranties given as of the Closing Date to the extent such breach arises as a result of conduct of the DiverseyLever Business after the date of this Agreement and prior to Closing which is permitted or required by the express terms of Section 6.1, Section 6.3, Section 7.2, Section 7.3, Section 7.4 or Section 7.5.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except (a) as set forth on the disclosure schedule (with specific reference to the section or subsection of this Agreement to which the information stated in such disclosure schedule relates), dated the date hereof, delivered by Buyer to Conopco prior to the execution of this

Agreement (the “CMI Disclosure Schedule”) (it being agreed that disclosure of any item under a section or subsection of this Article V or Article IX in the CMI Disclosure Schedule shall be deemed disclosure for all purposes of this Article V or Article IX (other than Sections 5.4(a) through (f), and clause (b)(ii) of the first sentence of Section 5.5) if the relevance of such item to any such other section or subsection is reasonably apparent from such item (but without, for the avoidance of doubt, reading the contents of documents referred to in the CMI Disclosure Schedule unless specific contents are specifically cross-referenced in such item)) and (b) for those matters of which any Person in the Unilever Special Knowledge Group has knowledge as of the date hereof, which, in the absence of such knowledge, would constitute a breach by Buyer of the representations and warranties set forth in this Article V or Article IX. Buyer (for themselves and on behalf of the other Designated Buyers) jointly and severally represent and warrant, as of the date of this Agreement and as of the Closing Date, to Conopco (for itself and on behalf of the Share Subscriber and the Sellers) as follows:

5.1   Organization, Good Standing, Power, etc.

(a)  Each member of the CMI Group is a corporation or type of entity described in Section 5.1(a) of the CMI Disclosure Schedule, duly organized, validly existing and in good standing (or relevant equivalent, where applicable in non-U.S. jurisdictions) under the laws of the jurisdiction in which it is organized, except where the failure to be in good standing (or relevant equivalent) would not reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate and would not reasonably be expected to, directly or indirectly, materially impede or delay the consummation of the transactions contemplated hereby. Each member of the CMI Group has the requisite corporate or comparable power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted and is duly licensed or, where applicable in non-U.S. jurisdictions, qualified as a foreign corporation or other type of entity in each domestic or foreign jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to have the requisite corporate or comparable power and authority or to be so licensed or qualified (i) would not reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate and (ii) would not reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs in excess of $50,000 individually or $1,000,000 in the aggregate), materially impede or delay the consummation of the transactions contemplated hereby. Copies of the Constituent Documents of each member of the CMI Group (all of which have been heretofore delivered, furnished or made available to Conopco or its representatives by Buyer), are true and complete and in full force and effect. No member of the CMI Group is in violation or breach of any of the provisions of its respective Constituent Documents in any respect that would reasonably be expected to result, in Costs in excess of $50,000 individually or $1,000,000 in the aggregate.

(b)  Each member of the CMI Group has the requisite corporate or comparable power and authority to execute and deliver this Agreement and the Ancillary Documents to the extent a party hereto or thereto and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby has been duly authorized by all necessary corporate or comparable action, and no other or further corporate or comparable proceedings are necessary for the execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder or the consummation by Buyer of the transactions contemplated hereby. The execution and delivery by each member of the CMI Group of the Ancillary Documents to which they are a party and the consummation by such members of the CMI Group of the transactions contemplated thereby will, as of Closing, have been duly authorized by all necessary corporate or comparable action on the part of such entities and no other or further corporate or comparable proceedings will, as of Closing, be necessary for the execution and delivery of such agreements by such members of the CMI Group, the performance by such members of the CMI Group of their obligations thereunder or the consummation by such members of the CMI Group of the transactions contemplated thereby. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law, or (ii) with respect to Sections 12.9, 12.10 and 12.11 which may be limited by Applicable Law outside of the United States applicable to the transfer of specific Shares or Assets. Each of the Ancillary Documents will be duly authorized, executed and delivered by the members of the CMI Group that are a party thereto on or prior to the Closing Date and will, after Closing, constitute a legal, valid and binding obligation of each such member of the CMI Group enforceable against it in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law or (y) with respect to the sections thereof which are equivalent to Sections 12.9, 12.10 and 12.11 hereof which may be limited by Applicable Law outside of the United States applicable to the transactions contemplated thereby.

5.2   Capitalization.

(a)  The authorized and issued capital stock or other equity or similar interests of each member of the CMI Group is as set forth in Section 5.2(a) of the CMI Disclosure Schedule, except to the extent that inaccuracies in the authorized and issued capital stock or other equity or similar interests set forth thereon have not and would not reasonably be expected to result in Costs in excess of $50,000 individually, and all shares of such capital stock or other equity or similar interests are duly authorized, validly issued, fully paid (if and as required by Applicable Law) and non-assessable (or equivalent concept, if applicable in non-U.S. jurisdictions). Except as set forth in Section 5.2(a) of the CMI Disclosure Schedule, no member of the CMI Group owns any shares of capital stock of, or other equity interest in, any corporation, partnership, joint venture or similar entity, including Affiliates of Commercial Markets Holdco, Inc. Except as set forth in Section 5.2(a) of the CMI Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments obligating any member of the CMI Group to issue or sell any shares of capital stock of, or other equity interests in, any member of the CMI Group, or any securities or obligations convertible into or exchangeable for any shares of capital stock of, or other equity interests in, any member of the

CMI Group or obligating any member of the CMI Group to grant, extend or enter into any such right, agreement, arrangement or commitment.

(b)  Except as set forth in Section 5.2(b) of the CMI Disclosure Schedule, there are no outstanding contractual obligations of any member of the CMI Group to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of or other ownership interests in any member of the CMI Group, or to make any investment (in the form of shares of capital stock or other equity interest) in excess of $1,000,000, individually or, if the aggregate amount of all investments which individually exceed $50,000 exceeds $1,000,000, any such investments in excess of $50,000 individually, in any other entity.

(c)  Except as set forth in Section 5.2(c) of the CMI Disclosure Schedule, Commercial Markets Holdco, Inc. is the beneficial and record holder of, and has good and valid title to, all shares of authorized and issued capital stock of Holdings, and Holdings is, directly or indirectly, the beneficial and record holder of, and has good and valid title to, all shares of authorized and issued capital stock of each other member of the CMI Group, in each case free and clear of any Encumbrances and any preemptive or subscription rights of any Person. Except as set forth in Section 5.2(c) of the CMI Disclosure Schedule, there are no restrictions with respect to the transferability of the Holdings Shares except under Applicable Law.

(d)  Section 5.2(d) of the CMI Disclosure Schedule sets forth a true and complete list of entities in which any member of the CMI Group holds less than all (not including shares or other equity interests held by nominees) of the outstanding shares of capital stock or other equity interests (other than any such entity in which Holdings otherwise controls, directly or indirectly, a majority of the voting interests) and the shares of capital stock or other equity interests in such entities held by any member of the CMI Group.

5.3   Consents; No Conflicts.    The execution, delivery and performance by Buyer of this Agreement and by the members of the CMI Group of the Ancillary Documents to which they are a party and the consummation by Buyer and the members of the CMI Group of the transactions contemplated hereby and thereby will not require any notice to, filing with, or the consent, approval or authorization of, any Person or Governmental Authority, other than (a) as contemplated by Section 6.8 hereof, (b) as required to comply with, and give notice and make filings under, Environmental Laws of the jurisdictions listed in Section 5.3 of the CMI Disclosure Schedule, or (c) where the failure to obtain such consent, approval or authorization, or to give or make any such notice or filing (i) has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $50,000 exceeds $1,000,000, $50,000 individually, and (ii) would not reasonably be expected to, individually or in the aggregate, prevent (in a way which would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of all Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $50,000 exceeds $1,000,000, $50,000 individually) or materially delay the consummation of the transactions contemplated hereby. Except as contemplated in Section 6.8 hereof or as required to comply with, and give notice and make filings under, Environmental Laws of the jurisdictions listed in Section 5.3 of the CMI Disclosure Schedule, neither the execution and delivery by Buyer of this Agreement or by the members of the CMI Group of the Ancillary Documents (including the Transitional Services Agreement) to which they are a party nor the consummation by Buyer and such members of the CMI Group of the transactions contemplated hereby or thereby will (A) violate or result in a breach or result in the acceleration, termination, modification or cancellation of, or require any consent under, or the creation in any third party of the right to accelerate, terminate or cancel, any material indenture, Contract (including CMI Material Contracts), lease, sublease, loan agreement, note or other obligation or liability to which any of the members of the CMI Group is a party or is bound or to which any of the assets of the CMI Group are subject, (B) conflict with, violate or result in a breach of any provision of the Constituent Documents of any member of the CMI Group, (C) conflict with or violate any Applicable Laws or applicable Order, (D) constitute an event which, after notice or lapse of time or both, would result in such violation, breach, acceleration, termination, cancellation, consent, conflict or default or (E) constitute an event which, after notice or lapse of time or otherwise would create, or cause to be exercisable or enforceable, any option, agreement or right to purchase any of the assets of any member of the CMI Group or shares of capital stock or other equity interests in any member of the CMI Group, except, in the case of clauses (A), (D) and (E), for such violation, breach, default, event, acceleration, termination, modification, conflict, cancellation or consent which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $50,000 exceeds $1,000,000, $50,000 individually.

5.4   Financial Statements.    (a)  Buyer has heretofore delivered to Conopco the consolidated audited balance sheets of Commercial Markets, Inc. as of June 30, 2000 and June 29, 2001 and the audited statements of income, cash flows and stockholders’ equity of Commercial Markets, Inc. for each of the three years ended July 2, 1999, June 30, 2000 and June 29, 2001, respectively, together with the footnotes thereto and the report thereon by Buyer’s Accountants (collectively, the “Audited CMI Financial Statements”). Each of the Audited CMI Financial Statements, and any other audited financial statements of the CMI Business for the periods ending after June 29, 2001 and prior to Closing that are included in the Disclosure/Offering Documents (the “Future CMI Audited Financial Statements”) (i) was prepared from the books and records kept by the members of the CMI Group, (ii) fairly presents, in all material respects, the assets and liabilities of the CMI Business as of such dates and the results of operations, cash flows and stockholders’ equity of the CMI Business for the periods then ended in accordance with GAAP consistently applied during the periods involved, and (iii) complies with the requirements of Regulation S-X of the SEC. Notwithstanding anything in this Agreement to the contrary, but without derogation of Conopco’s rights under Sections 8.2 and 10.3, neither Buyer nor any member of the CMI Group shall have any liability in respect of any breach of the representations and warranties set forth in this Section 5.4(a) with respect to any Future CMI Audited Financial Statements except to the extent arising out of or resulting from a third party claim in relation to the inclusion of the Future CMI Audited Financial Statements in any Disclosure/Offering Document.

(b)  Buyer has heretofore delivered to Conopco a Statement of EBITDA of the CMI Business for the fiscal year ended June 29, 2001 (the “CMI Statement of EBITDA”), which CMI Statement of EBITDA (i) is accurate in all material respects, (ii) was prepared from the books and records kept by the members of the CMI Group, (iii) was prepared in accordance with GAAP consistently applied for the period involved (except as set forth in the notes thereto) and (iv) accurately presents the earnings before interest, income taxes, depreciation and amortization of the CMI Business. Notwithstanding anything in this Agreement to the contrary, the sole and exclusive remedy of Conopco for a breach of this Section 5.4(b) shall be the Purchase Price adjustment mechanism set forth in Part A of Schedule 3.8.

(c)  September Additional CMI Financial Statements.

(i)  As soon as practicable following the date of this Agreement but in no event later than January 15, 2002, Buyer shall have delivered to Conopco the following financial statements, each of which shall be presented in dollars and shall have been reviewed by Buyer’s Accountants in accordance with SAS 71 (the “September Additional CMI Financial Statements” and, together with the Audited CMI Financial Statements, the “CMI Financial Statements”):

(A)  the consolidated unaudited balance sheet of Commercial Markets, Inc. as of September 30, 2001; and

(B)  the consolidated unaudited statements of income and cash flows of Commercial Markets, Inc. for the three-month periods ended September 30, 2000 and September 30, 2001.

(ii)  The September Additional CMI Financial Statements, and any other unaudited financial statements of the CMI Business for periods ending after September 30, 2001 and prior to Closing that are included in the Disclosure/Offering Documents (“Future CMI Unaudited Financial Statements”) will (A) have been prepared from the books and records kept by the members of the CMI Group for the CMI Business, (B) fairly present, in all material respects, the financial position of the CMI Business as of such date and the results of operations of the CMI Business (and, to the extent included, the cash flows of the CMI Business) for the periods then ended, all in accordance with GAAP, applied in a manner consistent with the Audited CMI Financial Statements (except, in each case, as described in the notes thereto and for normally recurring, immaterial year-end audit adjustments) and (C) comply with the requirements of Regulation S-X of the SEC. Notwithstanding anything in this Agreement to the contrary, but without derogation of Conopco’s rights under Sections 8.2 and 10.3, neither Buyer nor any other member of the CMI Group shall have any liability in respect of any breach of the representations and warranties set forth in this Section 5.4(c)(ii) except to the extent arising out of or resulting from a third party claim in relation to the inclusion of the September Additional CMI Financial Statements or any Future CMI Unaudited Financial Statements in any Disclosure/Offering Document.

(d)  The accounting records of the members of the CMI Group have been kept on a proper and consistent basis (no material change in the methods or bases of valuation or accounting treatment having been made during the periods involved in the CMI Financial Statements through the date hereof other than as required by Applicable Law or changes in

GAAP), are materially up-to-date and contain all material matters required by Applicable Law to be entered into them.

(e)  No products or services, including the use of material facilities or space, have been provided to the CMI Business by any Affiliates of the CMI Group for which an allocation has not been made to a reasonable extent in the CMI Financial Statements. For the avoidance of doubt, no warranty is given in this Section 5.4(e) as to the adequacy in amount of each such allocation.

(f)  There exist no liabilities of any member of the CMI Group, whether accrued, absolute or contingent, which are not the subject matter of any representation or warranty with respect to Taxes, Intellectual Property, Environmental Matters or Employee Benefits, other than (i) liabilities which are adequately reflected, reserved or disclosed in the Audited CMI Financial Statements, (ii) liabilities incurred since June 29, 2001 in the Ordinary Course of Business and (iii) other liabilities that (A) with respect to liabilities that are covered by any other representation or warranty set forth in this Agreement, would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of the disclosure thresholds set forth in such representation or warranty, and (B) with respect to any liabilities that are not covered by any other representation or warranty set forth in this Agreement, would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or in respect of a series of related claims, actions or proceedings in a single jurisdiction.

5.5   Absence of Certain Changes or Events.    Except for (a) Contracts entered into in the Ordinary Course of Business since June 29, 2001 (including any Contract entered into for the provision of equipment on a leased or free-on-loan basis to customers), and (b) matters listed in Section 5.5 of the CMI Disclosure Schedule, since June 29, 2001, (i) the CMI Business has been operated in the Ordinary Course of Business, except for failures to operate in the Ordinary Course of Business which have not resulted, and would not be reasonably expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually, and (ii) there has not been any CMI Material Adverse Effect. As amplification and not limitation of the foregoing (provided, however, that any matter that is the subject matter of clauses (A) through (E) below and is not required to be disclosed because of the dollar thresholds or materiality qualifiers contained in such clauses, shall not be a breach of this Section 5.5), with respect to the CMI Business and except as disclosed in Section 5.5 of the CMI Disclosure Schedule, since June 29, 2001, no member of the CMI Group has:

(A)  sold, transferred, leased, subleased, licensed or otherwise disposed of, to a third party, any property or asset, real, personal or mixed (including leasehold interests and intangible property), where the relevant property or asset has a value in excess of $2,000,000 individually or $5,000,000 in the aggregate, other than the sale of Inventory and obsolete or excess equipment, in each case in the Ordinary Course of Business and other than, with respect to the $5,000,000 aggregate threshold only, the sale (or provision to customers on a leased or free-on-loan basis) of feeders and dosing equipment;

(B)  (1)  merged with, entered into a consolidation with or acquired shares of capital stock or other equity interest representing 5% or more in, any Person or (2) acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, where the entity merged or consolidated with or the assets or business acquired has a value in excess of $2,000,000 individually or $10,000,000 in the aggregate;

(C)  made any capital expenditure or commitment (which remains outstanding as of the date of this Agreement) for any capital expenditure, in each case, in excess of $2,000,000 individually or $10,000,000 in the aggregate, other than (1) as reflected in the 2001 capital expenditure budget for the CMI Business attached hereto as Section 5.5(c) of the CMI Disclosure Schedule, if applicable, or the comparable budget for a prior period or (2) capital expenditures or commitments relating to dosing or dispensing equipment and made in the Ordinary Course of Business;

(D)  (1)  granted or formally announced any increase in the wages, salaries, compensation, bonuses or incentives payable to any of its employees (A) at the level of divisional or corporate vice president or above or (B) earning a base salary in excess of $125,000, or (2) established any benefit plan or increased, or formally announced any increase of, any benefits under any benefit plan, in either case, except for establishment of plans or grants or increases in wages, salaries, compensation, bonuses, incentives or benefits made in the Ordinary Course of Business, or as required by Applicable Law, any benefit plan identified in Section 9.3(a) or 9.4(a) of the CMI Disclosure Schedule or any collective bargaining or similar labor agreement; or

(E)  agreed, whether in writing or otherwise, to take any of the actions specified in this Section 5.5, except as expressly contemplated by this Agreement.

5.6   Taxes.    (a)  Except as disclosed in Section 5.6 of the CMI Disclosure Schedule, (i) each member of the CMI Group has timely filed all Tax Returns that it was required to file and all such returns were complete and correct, except where a failure to file such returns or submit complete and correct returns would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (ii) each member of the CMI Group has paid all Taxes that it was required to pay, whether or not shown as due on a Tax Return, except where a failure to pay Taxes would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (iii) no member of the CMI Group has received written notice of any dispute, action, suit, investigation, audit or claim in respect of the liability of any member of the CMI Group for Taxes that would reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (iv) each member of the CMI Group has withheld and paid over to the appropriate Governmental Authority all Taxes that it was required to withhold and pay over, except where a failure to withhold and pay over Taxes would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate, (v) no member of the CMI Group has paid or is under any obligation to pay to an individual any amount that would not be deductible because of Section 280G of the Code (concerning excess parachute payments) or any similar provision of state, local, or non-United States Tax law; (vi) no assets of the CMI Business or Holdings Shares are subject to any lien for Taxes (other than Taxes not yet due and payable and other than liens for Pre-Closing Tax Period Taxes not in excess of $250,000 individually or $1,000,000 in the aggregate), (vii) no member of the CMI Group has filed a consent under Section 341(f) of the Code (concerning collapsible corporations) or any similar provision of state, local, or non-United States Tax law, (viii) each member of the CMI Group is in possession of or has access to sufficient information to enable it to compute its liability to Tax insofar as it depends on any transaction occurring on or before the Closing Date, (ix) each member of the CMI Group has been resident for the purposes of Tax in the country of its incorporation and has not been resident anywhere else at any time, and (x) each member of the CMI Group and any other company which has been treated as a member of the same group of companies for the purposes of VAT or any other sales or turnover Taxes has complied with all laws and regulations relating to such VAT or other sales or turnover Taxes, except where a failure to comply would not reasonably be expected to result in Costs in excess of $250,000 individually or $1,000,000 in the aggregate.

(b)  There are set out in Section 5.6 of the CMI Disclosure Schedule full details of any concession given by any Governmental Authority to any member of the CMI Group under which the relevant member of the CMI Group is authorized to depart from or not to comply with any statutory or other legal requirement with respect to Taxes where, if that concession had not been given, any Taxes imposed on the relevant member of the CMI Group, would reasonably be expected to have been greater by more than $250,000, and no member of the CMI Group has done anything or failed to do anything which has had or will have the effect of amending, altering or prejudicing in any way such concession where, had there not been such failure or action, any Taxes imposed on the relevant member of the CMI Group would reasonably be expected to have been less by more than $250,000.

5.7   Real Property.    (a)  Section 5.7(a) of the CMI Disclosure Schedule sets forth a true and complete list of all real property, including any buildings, structures and improvements thereon or appurtenances thereto, owned by any member of the CMI Group (the “CMI Owned Real Property”). Except as set forth on Section 5.7(a) of the CMI Disclosure Schedule and for Permitted Encumbrances, (i) one of the members of the CMI Group has good and valid fee simple (or local equivalent) title to the CMI Owned Real Property, free and clear of all Encumbrances and (ii) none of the CMI Owned Real Property is subject to any lease which (A) adversely effects the use of such CMI Owned Real Property for its present purpose or (B) is of 25% or more of the square footage of such CMI Owned Real Property used in the CMI Business.

(b)  Section 5.7(b) of the CMI Disclosure Schedule sets forth a true and complete list of (i) all real property, including any buildings, structures, fixtures and improvements thereon or appurtenances thereto, leased by a member of the CMI Group (the “CMI Leased Real Property”) that is (A) used predominantly for manufacturing and/or research and development purposes or (B) where material to the CMI Business, used for warehousing or office purposes (“Material CMI Leased Real Property”) and (ii) all real property covered by leases or subleases pursuant to which any member of the CMI Group uses, occupies, leases or subleases material facilities from or with any other member of the CMI Group or any Affiliate thereof (including Commercial Markets Holdco, Inc.). One of the members of the CMI Group has a valid leasehold interest in the CMI Leased Real Property and each of such leases is in full force and effect and is enforceable in accordance with its terms (except as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law) and there exists no breach or default thereunder on the part of any member of the CMI Group or, to the knowledge of Buyer, any other party thereto, which breach or default has resulted, or would reasonably be expected to result, individually or in the aggregate, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000, except for breaches of repairing covenants or reinstatement obligations which have not resulted, and would not reasonably be expected to result, in a third party claim in excess of $250,000 individually.

5.8   Good Title to and Sufficiency and Condition of Assets.    (a)  Each member of the CMI Group has good title to, or a valid and binding leasehold interest in, its assets (other than, in each case, CMI Real Property, CMI Contracts and CMI Intellectual Property Assets, which are addressed in Sections 5.7, 5.9 and 5.10, respectively), in each case, where such assets have a replacement cost in excess of $250,000 or are otherwise material to the conduct of the CMI Business, and in each case free and clear of all Encumbrances, except (i) as set forth in Section 5.8(a) of the CMI Disclosure Schedule, (ii) for Permitted Encumbrances or (iii) for Encumbrances which have not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000. Except as set forth in Section 5.8(a) of the CMI Disclosure Schedule, the assets of the CMI Group constitute substantially all of the assets, properties, rights and interests necessary to carry on the CMI Business as currently conducted and will be adequate and sufficient (in both amount and, with respect to physical assets, condition) to operate the CMI Business in substantially the same manner as conducted as of the date of this Agreement and as of the Closing.

(b)  Except as set forth in Section 5.8(b) of the CMI Disclosure Schedule, all of the assets of the CMI Group having an individual, per asset net book value in excess of $1,000,000 and that are capable of possession (other than assets which in the Ordinary Course of Business are in the possession of third parties) will be, as of the Closing Date, located at the CMI Real Property.

5.9   Contracts.    (a)  Section 5.9(a) of the CMI Disclosure Schedule sets forth a list of the following Contracts (each an “CMI Material Contract”):

(i)  each Contract entered into after January 1, 1996 pursuant to which any member of the CMI Group acquired or has agreed to acquire any member of the CMI

Group or portion of the CMI Business having, in each case, a value in excess of $10,000,000 from any other Person;

(ii)  all manufacturing, distributor, franchise, dealer, agency and sales promotion Contracts to which any member of the CMI Group is a party and which represents more than 1% of the aggregate sales of the CMI Business taken as a whole for the year ended June 29, 2001;

(iii)  all Contracts that materially limit or purport to materially limit the ability of any member of the CMI Group or the CMI Business to compete in any line of business or with any Person or in any geographic area or during any period of time, or otherwise materially restrict the conduct of the CMI Business as presently conducted or the use of the assets of the members of the CMI Group as presently used;

(iv)  all Contracts, including Contracts for the provision of services, goods or materials, between or among any member of the CMI Group, on the one hand, and any Affiliate of Commercial Markets Holdco, Inc. other than a member of the CMI Group, on the other hand (“CMI Intercompany Agreements”), other than Contracts that do not constitute Affiliate Transactions;

(v)  any Contract that requires any member of the CMI Group to (A) conduct any portion of the CMI Business representing more than 1% of the aggregate annual revenues of the CMI Business taken as a whole or (B) conduct any portion of the CMI Business representing more than 2% of the aggregate annual revenues of the CMI Business in any Material Jurisdiction, in each case, exclusively with one or more Persons in any particular geographic area or with respect to any particular product or service;

(vi)  any Contract (other than commercial Contracts entered into in the Ordinary Course of Business) presently in effect, whether or not fully performed, between a member of the CMI Group and any current or former shareholder (or group of shareholders) of any member of the CMI Group;

(vii) any partnership, joint venture or similar Contract under which an investment in shares of capital stock or other equity interests of $1,000,000 or more has been made or to which any member of the CMI Group is a party;

(viii)  any take-or-pay or requirements Contract or any other Contract requiring any member of the CMI Group to pay whether or not products or services are received, and, in each case, involving payments in excess of $500,000 per annum and having an unexpired term of 36 months or more;

(ix)  any lease of Material CMI Leased Real Property and any lease or sublease of CMI Owned Real Property or Material CMI Leased Real Property, which adversely affects the use of such CMI Owned Real Property or Material CMI Leased Real Property for its present purpose or which is of 25% or more of the square footage thereof used in the CMI Business;

(x)  all Contracts relating to any Indebtedness or any conditional sale or other title retention agreement, equipment obligation or lease purchase agreement of any member of the CMI Group, representing an amount in excess of $500,000 individually or $5,000,000 in the aggregate, that will not be fully discharged and released as of Closing; and

(xi)  all other Contracts, whether or not made in the Ordinary Course of Business, which are material in relation to the conduct of the CMI Business taken as a whole.

(b)  Except as set forth in Section 5.9(b) of the CMI Disclosure Schedule, all CMI Material Contracts are in full force and effect and are valid, binding and enforceable obligations of a member of the CMI Group (except as the same may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or other similar laws of general applicability relating to or affecting creditors’ rights from time to time in effect and general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law). Except as set forth in Section 5.9(b) of the CMI Disclosure Schedule, there is no (with or without the lapse of time or the giving of notice or both) default or threatened default (i) by any member of the CMI Group under any CMI Material Contract or (ii) to Buyer’s knowledge, by any other party thereto which default or defaults, in each case, have resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(c)  Complete and correct copies of all written CMI Material Contracts have been delivered to Conopco. Section 5.9(c) of the CMI Disclosure Schedule sets forth an accurate summary of the material terms and provisions of each oral, binding CMI Material Contract or non-written CMI Material Contract that arises through course of dealing or by operation of law (as amended or modified).

5.10   Intellectual Property Rights.

(a)  The CMI Intellectual Property Assets constitute all Intellectual Property owned by a member of the CMI Group that is used in the CMI Business as of the date of this Agreement and as of Closing. The CMI Intellectual Property Assets and the Intellectual Property licensed to any member of the CMI Group under the Contracts disclosed in Section 5.10(g)-1 of the CMI Disclosure Schedule constitute all of the material Intellectual Property used in the CMI Business and substantially all of the Intellectual Property necessary to carry out the CMI Business as currently conducted and will be adequate and sufficient to operate the CMI Business in substantially the same manner as conducted as of the date of this Agreement and as of Closing. This Section 5.10(a) shall not be construed as giving any representation or warranty that the conduct of the CMI Business does not or will not infringe, violate or misappropriate the Intellectual Property of any other Person.

(b)  Except as disclosed in Section 5.10(b)-1 of the CMI Disclosure Schedule, at the date of grant of any CMI Patent, to Buyer’s knowledge, no prior art existed that rendered invalid such CMI Patent. Except as disclosed in Section 5.10(b)-2 of the CMI Disclosure

Schedule, to Buyer’s knowledge, all of the CMI Patents that are United States patents were obtained with a good faith belief of compliance with the applicable disclosure obligations of the United States Patent and Trademark Office. Except as disclosed in Section 5.10(b)-3 of the CMI Disclosure Schedule, to Buyer’s knowledge there is no matter that, to Buyer’s knowledge, would render invalid any CMI Patent granted in the United States of America or Japan or by the European Patent Office (as amended in any proceeding subsequent to grant, if applicable). Except as disclosed in Section 5.10(b)-4 of the CMI Disclosure Schedule, to Buyer’s knowledge there is no matter that, to Buyer’s knowledge, renders invalid any CMI Intellectual Property Assets (excluding the CMI Patents) or which renders unenforceable under anti-trust law any Trademark included within the CMI Intellectual Property Assets and which is registered in the United States of America.

(c)  Section 5.10(c) of the CMI Disclosure Schedule lists all Patents, registered Trademarks and registered Copyrights, and applications therefor included in the CMI Intellectual Property Assets. These are listed by legal owner, type, jurisdiction and registration or application number (as applicable), and are also listed by renewal date (for registered Trademarks only) and by registration or filing date (except for Trademarks).

(d)  Except as disclosed in Section 5.10(d) of the CMI Disclosure Schedule, Buyer is the sole legal owner of all Patents, Trademarks and registered Copyrights included in the CMI Intellectual Property Assets. Except as disclosed in Section 5.10(d) of the CMI Disclosure Schedule, the legal owner also is the record owner of each Patent, registered Trademark and registered Copyright (and applications therefor) included in the CMI Intellectual Property Assets such that its legal ownership has been recorded, or a recordation filing has been made, with the appropriate Governmental Authority.

(e)  All filing, issue, registration, renewal, annuity, maintenance or other official registry fees for the registered CMI Intellectual Property Assets (i) due as of the date of this Agreement have been paid and (ii) due as of the Closing Date will have been paid as of Closing.

(f)  Except as disclosed in Section 5.10(f) of the CMI Disclosure Schedule, one or more members of the CMI Group owns the entire right, title and interest in and to the CMI Intellectual Property Assets free and clear of any Encumbrances other than (i) Permitted Encumbrances and (ii) Encumbrances which would not reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(g)  Section 5.10(g)-1 of the CMI Disclosure Schedule lists all Contracts under which any member of the CMI Group is licensed by or licenses any Person to use, or is restricted in its right to use, Intellectual Property, the loss of which would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $500,000 individually or $1,000,000 in the aggregate. Except as disclosed on Section 5.10(g)-2 of the CMI Disclosure Schedule, no member of the CMI Group or, to Buyer’s knowledge, any other party thereto is in breach or has claimed a breach of any Contract listed in Section 5.10(g)-1 of the CMI Disclosure Schedule, which breach has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $500,000 individually or $1,000,000 in the aggregate.

(h)  Except as disclosed in Section 5.10(h) of the CMI Disclosure Schedule, there are no settlements, consents, concurrent-use agreements, Orders or Contracts (excluding Contracts disclosed in Section 5.10(g)-1 of the CMI Disclosure Schedule) to which any member of the CMI Group is a party or by which any member of the CMI Group is bound that restrict the use of the CMI Intellectual Property Assets, where such restriction has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(i)  Section 5.10(i)-1 of the CMI Disclosure Schedule lists all notices or claims of any Person received, to Buyer’s knowledge, since January 1, 1999 by any member of the CMI Group of any infringement, violation or misappropriation of that Person’s Intellectual Property by the conduct of the CMI Business or the use of the CMI Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the CMI Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby. Notices or claims that led to an agreement disclosed in Section 5.10(g)-1 or Section 5.10(h) or litigation disclosed in Section 5.10(j) are excepted from being listed in Section 5.10(i)-1 of the CMI Disclosure Schedule. Except as disclosed in Section 5.10(i)-2 of the CMI Disclosure Schedule, to Buyer’s knowledge, since January 1, 1999 there has not been, and is not currently, any infringement, violation or misappropriation of the CMI Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the CMI Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby.

(j)  Except as disclosed in Section 5.10(j)-1 of the CMI Disclosure Schedule, to Buyer’s knowledge, since January 1, 1999 the conduct of the CMI Business has not infringed, violated or misappropriated and does not now infringe, violate or misappropriate the Intellectual Property of any other Person, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the CMI Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby. Except as disclosed in Section 5.10(j)-2 of the CMI Disclosure Schedule, to Buyer’s knowledge, since January 1, 1999 no Person has challenged the validity of the CMI Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the CMI Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby. Except as disclosed in Section 5.10(j)-3 of the CMI Disclosure Schedule, to Buyer’s knowledge, since January 1, 1999 no Person has infringed, violated, or misappropriated or now infringes, violates or misappropriates the CMI Intellectual Property Assets, in each case, (i) involving amounts in excess of $500,000, or

(ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse material impact on the EBITDA of the CMI Business in excess of $500,000), materially impede or delay the consummation of the transactions contemplated thereby.

(k)  Except as disclosed in Section 5.10(k) of the CMI Disclosure Schedule, to Buyer’s knowledge, no member of the CMI Group is currently, nor will be as a result of the execution and delivery of this Agreement or any Ancillary Document, the consummation of the transactions contemplated hereby or thereby or the performance of any member of the CMI Group as contemplated hereunder or thereunder, in breach of any provision of any agreement that relates to any of the CMI Intellectual Property Assets where such breach has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(l)  Except as disclosed in Section 5.10(l) of the CMI Disclosure Schedule, each member of the CMI Group has used its reasonable best efforts to protect the secrecy and confidentiality of all Know-How included in the CMI Intellectual Property Assets or otherwise such that the public disclosure of such Know-How has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

5.11   Litigation and Claims.

(a)  Except as set forth in Section 5.11(a) of the CMI Disclosure Schedule and except for matters relating to Environmental Matters (as to which no representation or warranty is being made except as set forth in Section 5.13), there is no Legal Proceeding or investigation pending or, to the knowledge of Buyer, threatened against any member of the CMI Group (i) involving amounts in excess of $1,000,000 or (ii) that has or would reasonably be expected to, directly or indirectly, prevent (in a way which would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $1,000,000), or to materially impede or delay the consummation of the transactions contemplated hereby.

(b)  Except as set forth in Section 5.11(b) of the CMI Disclosure Schedule and except for matters relating to Environmental Matters (as to which no representation or warranty is being made except as set forth in Section 5.13), (i) no member of the CMI Group is subject to any Order, and (ii) there are no internal or, to Buyer’s knowledge, outside investigations of any member of the CMI Group concerning any actual or potential violations of Applicable Law, in each case, which has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $1,000,000.

(c)  Section 5.11(c) of the CMI Disclosure Schedule sets forth a true and complete list of Legal Proceedings, Orders and investigations commenced at any time during the two years prior to the date of this Agreement and involving amounts in excess of $1,000,000.

(d)  Section 5.11(d) of the CMI Disclosure Schedule sets forth a true and complete list of each Legal Proceeding involving amounts in excess of $1,000,000 and arising under or asserted in connection with the indemnification provisions or any similar provisions in any acquisition agreement between any member of the CMI Group and a third party with respect to the CMI Business or any portion thereof commenced in the five years prior to the date of this Agreement relating to the acquisition of any portion of the CMI Business having a value at the time of acquisition in excess of $10,000,000.

5.12   Compliance with Law; Authorizations.    Except (a) as set forth in Sections 5.11 and 5.12 of the CMI Disclosure Schedule, (b) for matters relating to Taxes, which are addressed in Section 5.6, (c) for matters relating to Environmental Matters, which are addressed in Section 5.13 and (d) for matters relating to Competition/Investment Law, which are addressed in Section 5.14(b), the business and operations of the CMI Group (including with respect to the CMI Real Property) have been since January 1, 1999, and are being, conducted in compliance with all Applicable Laws in all respects other than non-compliance which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually. Each member of the CMI Group has in full force and effect all Authorizations necessary to conduct the CMI Business as currently conducted, and there are no proceedings pending or, to the knowledge of Buyer, threatened which could result in the revocation, cancellation or suspension of any such Authorizations, except for failures to have such Authorizations in full force and effect or any revocation, cancellation or suspension, which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually.

5.13   Environmental Matters.    Except as disclosed in Section 5.13 of the CMI Disclosure Schedule:

(a)  Each member of the CMI Group has obtained all Environmental Permits required for the conduct of the CMI Business as presently conducted and are in compliance with such Environmental Permits and the other requirements of Environmental Laws, except for non–compliance which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate. All of such Environmental Permits are in full force and effect, and there are no Environmental Claims pending or, to the knowledge of Buyer, threatened which could result in the revocation, cancellation or suspension of any such Environmental Permits. No member of the CMI Group has received any written notice from any Governmental Authority with respect to any such Environmental Claim;

(b)  No member of the CMI Group has within the last three years received any written notice from any Governmental Authority or other third party with respect to any violation of or any liability (including any liability with respect to a Release) as of the date on which this representation is given or repeated under any Environmental Laws that, in either case, has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate, which has not been complied with or satisfied without remaining obligation, cost or liability and, to Buyer’s knowledge, there is no such violation, liability or Release that is reasonably likely to lead to the service of any such written notice;

(c)  Neither the CMI Real Property nor any CMI Former Property contains or, to the knowledge of Buyer, has ever contained, any underground storage tanks, surface impoundments, pits, sumps, septic tanks or lagoons containing any Hazardous Substance, the presence of which are in violation of Environmental Laws or in relation to which Releases have occurred, which violation or Release has resulted, or would be reasonably expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate;

(d)  No member of the CMI Group has received any written notice, claim or request for information relating to any third-party location or waste disposal site or any CMI Former Property alleging that any of them is or may be liable to any Person or Governmental Authority in connection with Environmental Matters relating to or arising from any such location or site and, to the Buyer’s knowledge, there are no circumstances that are reasonably likely to lead to the service of any such written notice;

(e)  No Hazardous Substance has been Released at any of the CMI Real Property or, during the period of any of their ownership or operation thereof, at any CMI Former Property in violation of Environmental Laws or in relation to which Remedial Actions are or would be required, which, in either case, would reasonably be expected to result in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate;

(f)  Neither the execution of this Agreement by the Buyer nor the consummation of the transactions contemplated herein by any member of the CMI Group will require any investigation, remediation or other action related to Hazardous Substances; and

(g)  Buyer has provided Conopco with a copy of all material environmental and health and safety assessments, audits, investigations or other reports relating to the CMI Business and prepared since January 1, 1995.

5.14   Regulatory Matters and Competition/Investment.    (a)  Except as set forth in Section 5.12, 5.13 or 5.14 of the CMI Disclosure Schedule, there are no products included in the assets of members of the CMI Group being manufactured or sold by any member of the CMI Group which would require any approval of the U.S. Environmental Protection Agency, any state environmental agency or any other Governmental Authority for the purpose for which they are being manufactured or sold (i) for which such approval has not been obtained, or (ii) for which such approval has been withdrawn or is no longer in full force and effect, except where the failure to have such approval has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or, to the extent that the aggregate of the Costs and adverse impact on the EBITDA of the CMI Business which individually exceed $10,000 exceeds $1,000,000, $10,000 individually.

(b)    Except as disclosed in Section 5.14 of the CMI Disclosure Schedule, (i) to Buyer’s knowledge, no member of the CMI Group is or, since January 1, 1999, has been a party to any agreement, arrangement, concerted practice or course of conduct which violates any Competition/Investment Law in any jurisdiction in which any member of the CMI Group carries on business where such violation would reasonably be expected to cause a material loss of liability to such member, (ii) to Buyer’s knowledge, no member of the CMI Group is or has been a party to any agreement or arrangement or has been involved in any business practice in respect of which an Order has been made against it or in relation to it pursuant to a Competition/Investment Law where such Order is likely to cause a material loss or liability to such member and (iii) as of the date of this Agreement, no member of the CMI Group is or, since January 1, 1999, has been a party to any agreement or arrangement or been involved in any business practice in respect of which (A) any request for information, statement of objections or similar matter has been received from any Governmental Authority pursuant to any Competition/Investment Law or (B) an application for a negative clearance, exemption, authorization or clearance has been made to any Governmental Authority pursuant to any Competition/Investment Law.

5.15   Labor Matters.    Except as disclosed in Section 5.15 of the CMI Disclosure Schedule, (a) no member of the CMI Group is a party to any labor, works council or collective bargaining agreement, and (b) there are no unfair labor practice proceedings in connection with any labor, works council or collective bargaining unit pending between any member of the CMI Group and any of their respective employees or any labor, works council or other collective bargaining unit representing any employee that, in the case of this subsection (b), has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

5.16   Broker’s Fees.    Except for the retention of Goldman, Sachs & Co. and Tanner & Co., the fees and expenses of which will be paid by Buyer in accordance with Section 6.5, no member of the CMI Group has employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

5.17   Financing.    Buyer has obtained from (a) certain financial institutions commitments pursuant to a commitment letter, of even date herewith, as it may be renewed or extended, from time to time, to provide $1.3 billion in debt financing (the “Bank Commitment”), and (b) from certain financial institutions commitments pursuant to a commitment letter, of even date herewith, as it may be renewed or extended, from time to time, to provide additional debt financing which, together with the financing contemplated with the Bank Commitment Buyer reasonably believes is sufficient for Buyer to consummate the transactions contemplated by this Agreement and the Commitments in the event the Rule 144A Offering has not been consummated at Closing (the “Bridge Commitment” and, together with the Bank Commitment, the “Commitments”). True and complete copies of the Bank Commitment and the Bridge Commitment, copies of which are attached as Schedule 5.17, have been provided to Conopco.

5.18   Product Warranty.    (a) No member of the CMI Group has committed any act, and there has been no omission on the part of any member of the CMI Group which would reasonably be expected to result in, and (b) to Buyer’s knowledge, there has been no occurrence which would reasonably be expected to give rise to or form the basis of, any product liability or liability for breach of warranty (whether covered by insurance or not) of any member of the CMI Group for any product manufactured or sold or service provided by the CMI Business prior to Closing, in excess of the amounts specifically reserved therefor on the CMI June 2001 Balance Sheet by an amount equal to $250,000 individually or $1,000,000 in the aggregate.

5.19   Absence of Certain Commercial Practices.    (a) Since January 1, 1998, no member of the CMI Group, nor any officer, director, employee or agent of any of them has violated the Foreign Corrupt Practices Act of 1977, as amended.

(b)  To Buyer’s knowledge, each officer, director or employee of any member of the CMI Group has complied with all written policies of the CMI Group or the CMI Business relating to the providing or receipt of bribes, kick-backs, political contributions and any similar items or amounts to or from any Person or Governmental Authority, except as permitted by Applicable Law and except for such non-compliance which has resulted, or would reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(c)  As of the date of this Agreement, no member of the CMI Group (with respect to the CMI Business) conducts any business or is a party to any Contract with any Person located in, derives revenues or income from, has activities or operations in, or owns or maintains any assets or operations in, any Boycotted Country.

5.20   Data Protection Act.    Except as disclosed in Section 5.20 of the CMI Disclosure Schedule, each member of the CMI Group, in relation to the CMI Business, complies with all data protection and privacy requirements applicable to it, including Data Protection Acts 1984 and 1998 and the Telecommunication (Data Protection and Privacy) Regulations 1998, except for noncompliance which has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

5.21   Securities Act.    Buyer and any Designated Buyers are acquiring the Shares solely for purposes of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Buyer acknowledges (on behalf of itself and the other members of the CMI Group) that the Shares are not registered under the Securities Act or any applicable state securities law or other Applicable Laws, and that such Shares may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

5.22   Employees and Employee Benefits Matters.    Representations and warranties with respect to employee and employee benefits matters are set forth in Article IX.

5.23   No Knowledge of Breach by Conopco.    As of the date hereof, no Person in the CMI Special Knowledge Group has knowledge of any breach by Conopco of its representations and warranties (with respect to itself or any Seller) set forth in Articles IV and IX of this Agreement.

5.24   No Other Representations or Warranties.    (a)  Except for the representations and warranties of Buyer (for themselves and on behalf of the other Designated Buyers) expressly set forth in this Agreement, neither Buyer nor any other Person makes any other express or implied representation or warranty on behalf of Buyer or any Designated Buyer or otherwise, in each case in respect to the CMI Business.

(b)  THE REPRESENTATIONS AND WARRANTIES MADE IN THIS AGREEMENT WITH RESPECT TO THE SUBJECT MATTER HEREOF ARE IN LIEU OF ALL OTHER WARRANTIES BUYER MIGHT HAVE GIVEN CONOPCO, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND IMPLIED WARRANTIES OF FITNESS FOR INTENDED USE. All other warranties Buyer or anyone purporting to represent Buyer or any of the other Designated Buyers gave or might have given, or which might be provided or implied by Applicable Law or commercial practice with respect to the subject matter hereof ARE HEREBY EXPRESSLY EXCLUDED.

5.25   Conduct of CMI Business following Signing.    Neither Buyer nor the Designated Buyers on whose behalf Buyer is acting shall be in breach of any of the representations and warranties given as of the Closing Date to the extent such breach arises as a result of conduct of the CMI Business after the date of this Agreement and prior to Closing which is permitted or required by the express terms of Section 6.2, Section 6.3, Section 7.6 or Section 7.7.

5.26   Customers and Suppliers.    As of the date of this Agreement, no member of the CMI Group has received written notice from any customer or supplier that such customer or supplier was or is intending to terminate its relationship or any Material Contract with any member of the CMI Group.

ARTICLE VI

COVENANTS

6.1   Conduct of DiverseyLever Business Pending the Closing.    Except as disclosed in Section 6.1 of the DiverseyLever Disclosure Schedule or as permitted pursuant to Sections 6.3, 7.2, 7.3, 7.4 or 7.5, Conopco agrees that, prior to the Closing and, to the extent there are Delayed Assets or Delayed Shares, prior to the Delayed Closing therefor, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as otherwise contemplated by this Agreement, the following provisions shall apply, except with respect to Non-Controlled Joint Venture Entities and, save to the extent affecting the DiverseyLever Business, the Excluded Assets and the Excluded Liabilities:

(a)  The DiverseyLever Business shall be conducted only in the Ordinary Course of Business. Without limiting the generality of the foregoing, Conopco will, and will cause each other member of the Unilever Group (with respect to the DiverseyLever Business) and each Company to:

(i)  continue its marketing and promotional activities, and purchasing policies, in the Ordinary Course of Business;

(ii)  not shorten or lengthen the customary payment cycles for any of its payables or receivables except in the Ordinary Course of Business, or accelerate the placement of orders by, or sales from, customers including by way of product discounts or special credit terms, in each case, other than on a basis consistent with normal, historical patterns;

(iii)  use reasonable best efforts to (A) preserve intact its business organization and the business organization and goodwill of the DiverseyLever Business taken as a whole, (B) keep available to the DiverseyLever Business the services of the officers and employees of the DiverseyLever Business, (C) maintain its relationships with those Persons having material business relationships with the DiverseyLever Business, and (D) continue in full force and effect without material modification all policies of insurance providing coverage for the DiverseyLever Business; and

(iv)  promptly after the discovery by any member of the Unilever Knowledge Group thereof, notify Buyer of the existence of any material breach of any representation or warranty contained in this Agreement or the occurrence of any event that would cause any representation or warranty contained herein no longer to be true and correct in any material respect.

(b)  Except as described in Section 6.1 of the DiverseyLever Disclosure Schedule, Conopco covenants and agrees that, prior to the Closing, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), and to the extent not otherwise contemplated by this Section 6.1 or required or permitted by this Agreement, it will not permit any of the Companies, nor, to the extent it relates to the DiverseyLever Business, any member of the Unilever Group, to:

(i)  acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment in shares of capital stock of or other equity interest in any entity, the consideration for which is in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(ii)  make any capital expenditures or otherwise acquire any assets for an aggregate value in excess of $1,000,000 individually or $10,000,000 in the aggregate other than as reflected in the 2001 capital expenditure budget of the DiverseyLever Business attached to Section 4.5(c) of the DiverseyLever Disclosure Schedule and other than purchases (including the acquisition of feeders) in the Ordinary Course of Business (for the avoidance of doubt, expenditures for 2002 shall also be permitted as if the 2002 capital expenditure budget were the same as the 2001 capital expenditure budget, but on a category by category basis rather than on a specific item by item basis);

(iii)  transfer, license, mortgage, encumber, sell, lease or otherwise dispose of any assets, other than Excluded Assets, with a value in excess of $500,000 individually or $5,000,000 in the aggregate, other than dispositions or sales of Inventory or obsolete or excess equipment or dispositions of equipment on a leased or free-on-loan basis to customers, in each case, in the Ordinary Course of Business;

(iv)  except for changes reasonably necessary to account for the transactions contemplated by this Agreement or as contemplated by Section 6.9, change any method of accounting for or reporting income, deductions or other material items for income Tax purposes, make or change any material election with respect to Taxes, agree to or settle any material claim or assessment in respect of Taxes, or agree to an extension or waiver of the limitation period to any material claim or assessment in respect of Taxes, other than as required by Applicable Law, if any such action would have the effect of increasing a Company’s liability for Taxes after the Closing Date or having an adverse effect on Buyer’s Tax position with respect to the DiverseyLever Business, the Assets or the Shares;

(v)  make or forgive any loans, advances or capital contributions to, or investments in, any other person in an amount in excess of $2,500,000 individually or $5,000,000 in the aggregate (other than (A) advances in respect of expenses and loans and advances in respect of relocation arrangements, in each case made to officers or employees in the Ordinary Course of Business, (B) transactions between the Companies and their Subsidiaries, (C) dividends and distributions permitted under this Agreement and (D) intercompany transactions in the Ordinary Course of Business);

(vi)  enter into any Material Contract of the type described in clauses (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) of Section 4.9(a) other than Intercompany Agreements in the Ordinary Course of Business;

(vii)  modify, amend, terminate or waive any rights under any Material Contract (A) in respect of Material Contracts of the type described in clauses (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) of Section 4.9(a), in any material respect, or (B) so as to include any “change of control,” “anti-assignment” or similar provision which would be triggered upon the transactions contemplated by this Agreement;

(viii)  change accounting policies, procedures or practices, except as required by GAAP, United Kingdom generally accepted accounting principles or other generally accepted accounting principles required to be followed in any other jurisdiction or Applicable Law;

(ix)  incur any Indebtedness or assume or guarantee the obligations of any other Person for Indebtedness, in each case, except (A) in the Ordinary Course of Business, (B) the incurrence of intercompany Indebtedness, including loans, advances and guarantees, in the Ordinary Course of Business or (C) advances to Employees for expenses in the Ordinary Course of Business;

(x)  settle or compromise any pending or threatened suit, action or claim not covered by insurance (A) in an amount in excess of $250,000 individually or in respect of a series of related claims, actions or proceedings in a single jurisdiction or (B) that restricts the conduct of the DiverseyLever Business (other than a restriction that is immaterial to the DiverseyLever Business);

(xi)  other than as required by Applicable Law or in respect of a Modified Benefit under Section 9.20, (A) adopt or amend any U.S. Employee Plan, U.S. Benefit Arrangement or International Plan to the extent such adoption or amendment materially affects the benefits of the covered Employees, or (B) increase or pay any benefit in respect of the Employees (x) not required by or resulting from an established practice under any existing U.S. Employee Plan, U.S. Benefit Arrangement or International Plan, or (y) in the case of U.S. Employee Plans, U.S. Benefit Arrangements and International Plans that are not stand-alone plans for the DiverseyLever Business, in a manner which is inconsistent with past practice and current guidelines applicable to Unilever’s benefit plans; provided, however, that, except as provided in Article IX, the Costs of such increases and payments described in clause (y), other than Costs relating to Parent Group Plans, shall be for Unilever’s account;

(xii)  grant any bonuses, commissions, awards, severance or termination pay or similar forms of remuneration to any Employee other than (A) in the Ordinary Course of Business, (B) as may be required under an existing Contract set forth in Section 6.1(b)(xii) of the DiverseyLever Disclosure Schedule or (C) those for which members of the Unilever Group shall be solely obligated;

(xiii)  effect any general increase in the rates of salaries or compensation or any specific increase to any Employee except, in each case, such as are (A) in accordance with regularly scheduled periodic salary increases or benefit plans, which benefit plans are disclosed on Section 6.1(b)(xiii) of the DiverseyLever Disclosure Schedule, (B) required under Applicable Law or collective bargaining or labor agreements or (C) in the Ordinary Course of Business;

(xiv)  enter into or amend in any material respect any management, employment, consulting, salary continuation, retention or severance agreement with, or hire, any Employee classified Unilever work level 4 through 6;

(xv)  waive, release, grant or transfer any rights with respect to, or abandon or allow to lapse, any Intellectual Property material to the DiverseyLever Business;

(xvi)  pledge, dispose of or encumber any of the Assets (other than Excluded Assets) or assets of the Companies other than in the Ordinary Course of Business or Permitted Encumbrances;

(xvii)  other than in respect of specific transactions in the Ordinary Course of Business, enter into any foreign exchange or derivative swap Contract with a term extending beyond the Closing Date;

(xviii)  (A)  increase the amount of existing restructuring provisions or establish any new restructuring provisions, or (B) utilize existing restructuring provisions, in each case, other than in the Ordinary Course of Business or, in the case of clause (B), in accordance with the “Path to Growth” restructuring plans referred to in Section 6.1 of the DiverseyLever Disclosure Schedule; or

(xix)  authorize any of the foregoing or enter into any Contract to give effect to any of the foregoing.

(c)  Conopco shall cause the Companies not to do any of the following, except as required or permitted by this Agreement:

(i)  authorize for issuance, issue, sell, pledge, deliver, or agree or commit to issue, sell, pledge or deliver (whether through the issuance or grant of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of the Companies or securities or rights convertible into or exchangeable for, any such capital stock or securities;

(ii)  amend the Constituent Documents of the Companies;

(iii)  split, combine or reclassify any shares of the capital stock of the Companies, or otherwise change the capitalization of the Companies as it exists on the date hereof, or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of their capital stock or any other equity interest;

(iv)  grant, confer or award any option, warrant, convertible security or other right to acquire any shares of capital stock of the Companies or take any action to cause to be exercisable any otherwise unexercisable option relating to shares of capital stock of the Companies under any existing stock option plan of the Companies;

(v)  declare, set aside or pay any dividend in specie or in kind or make any other non-cash distribution or payment (whether in stock or property or any combination thereof) with respect to any shares of capital stock of the Companies or other ownership interests, including any constructive or deemed distributions, other than any such dividend or other distribution or payment to another Company;

(vi)  redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any capital stock of the Companies; or

(vii)  authorize or propose any of the foregoing or enter into any Contract to give effect to any of the foregoing;

provided, however, that notwithstanding anything to the contrary contained in this Agreement (including this Section 6.1), Unilever and their respective Affiliates shall continue to have the right to, prior to Closing and at their own expense, to (A) withdraw cash, cash equivalents, current investments, marketable securities and other financial instruments from the Companies, either in the form of a dividend or in the form of a cash advance, (B) transfer by way of dividend, other distribution or otherwise any other Excluded Assets out of the Companies, (C) take any action to the extent undertaken at the written request of Commercial Markets, Inc. or Holdings, (D) take or omit to take any action which any member of the Unilever Group or Company is required to take or omit to take by Applicable Law or any Governmental Authority and (E) provide cash to the Companies, either in the form of a contribution to capital or an intercompany loan, in the Ordinary Course of Business and in a manner consistent with the cash management programs which Unilever has in place as of the date hereof for its Affiliates.

(d)  Conopco shall deliver each request for any written consent sought from the Buyer pursuant to this Section 6.1 by facsimile and e-mail (a “Section 6.1 Consent Request”) to Michael Gibbs, Luis F. Machado and Michael J. Bailey on behalf of Buyer. Buyer shall respond to any Section 6.1 Consent Request as promptly as practicable but in any event not later than five Business Days after the later of (i) the date on which such Section 6.1 Consent Request is received by Buyer or (ii) the date on which Conopco provides to Buyer, at Buyer’s reasonable request, such request to be provided by Buyer by facsimile and e-mail so as to be received by Conopco within two Business Days of receipt by Buyer of the relevant Section 6.1 Consent Request, all information reasonably necessary for Buyer to make its decision with respect to such Section 6.1 Consent Request.

6.2   Conduct of CMI Business Pending the Closing.    Except as disclosed in Section 6.2 of the CMI Disclosure Schedule or as permitted pursuant to Section 6.3, 7.6 or 7.7, Buyer agrees that, prior to the Closing, unless Conopco shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as otherwise expressly contemplated by this Agreement, the following provisions shall apply:

(a)  The CMI Business shall be conducted only in the Ordinary Course of Business. Without limiting the generality of the foregoing, Buyer will, and will cause each other member of the CMI Group to:

(i)  continue its marketing and promotional activities, and purchasing policies, in the Ordinary Course of Business;

(ii)  not shorten or lengthen the customary payment cycles for any of its payables or receivables except in the Ordinary Course of Business, or accelerate the placement of orders by, or sales from, customers including by way of product discounts or special credit terms, in each case, other than on a basis consistent with normal, historical patterns;

(iii)  use reasonable best efforts to (A) preserve intact its business organization and the business organization and goodwill of the CMI Business taken as a whole, (B) keep available to the CMI Business the services of the officers and employees of the CMI Business, (C) maintain its relationships with those Persons having material business relationships with the CMI Business, and (D) continue in full force and effect without material modification all policies of insurance providing coverage for the CMI Business; and

(iv)  promptly after the discovery by any member of the CMI Knowledge Group thereof, notify Conopco of the existence of any material breach of any representation or warranty contained in this Agreement or the occurrence of any event that would cause any representation or warranty contained herein no longer to be true and correct in any material respect.

(b)  Except as described in Section 6.2 of the CMI Disclosure Schedule, Buyer covenants and agrees that, prior to the Closing, without the prior written consent of Conopco (which consent shall not be unreasonably withheld or delayed), and to the extent not otherwise contemplated by this Section 6.2 or required or permitted by this Agreement, it will not permit any member of the CMI Group to:

(i)  acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment in shares of capital stock of or other equity interest in any entity the consideration for which is in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(ii)  make any capital expenditures or otherwise acquire any assets for an aggregate value in excess of $1,000,000 individually or $10,000,000 in the aggregate other than as reflected in the 2001 capital expenditure budget of the CMI Business attached to Section 5.5(c) of the CMI Disclosure Schedule and other than purchases (including the acquisition of feeders) in the Ordinary Course of Business (for the avoidance of doubt, expenditures for 2002 shall also be permitted as if the 2002 capital expenditure budget were the same as the 2001 capital expenditure budget, but on a category by category basis rather than on a specific item by item basis);

(iii)  transfer, license, mortgage, encumber, sell, lease or otherwise dispose of any assets with a value in excess of $500,000 individually or $5,000,000 in the aggregate, other than dispositions or sales of Inventory or obsolete or excess equipment or dispositions of equipment on a leased or free-on-loan basis to customers, in each case, in the Ordinary Course of Business;

(iv)  except for changes reasonably necessary to account for the transactions contemplated by this Agreement or as contemplated by Section 6.9, change any method of accounting for or reporting income, deductions or other material items for income Tax purposes, make or change any material election with respect to Taxes, agree to or settle any material claim or assessment in respect of Taxes, or agree to an extension or waiver of the limitation period to any material claim or assessment in respect of Taxes, other than as required by Applicable Law, if any such action would have the effect of increasing Buyer’s liability for Taxes after the Closing Date or having an adverse effect on Buyer’s Tax position with respect to the CMI Business and the DiverseyLever Business;

(v)  make or forgive any loans, advances or capital contributions to, or investments in, any other person in an amount in excess of $2,500,000 individually or $5,000,000 in the aggregate, (other than (A) advances in respect of expenses and loans and advances in respect of relocation arrangements, in each case made to officers or employees in the Ordinary Course of Business, (B) transactions between members of the CMI Group, (C) dividends and distributions permitted under this Agreement and (D) intercompany transactions in the Ordinary Course of Business);

(vi)  enter into any CMI Material Contract of the type described in clauses (ii), (iii), (v), (vi), (vii), (viii), (ix) and (x) of Section 5.9(a) other than CMI Intercompany Agreements that are not Affiliate Transactions;

(vii)  modify, amend, terminate or waive any rights under any CMI Material Contract (A) in respect of CMI Material Contracts of the type described in clauses (ii), (iii), (v), (vi), (vii), (viii), (ix) and (x) of Section 5.9(a), in any material respect, or (B) so as to include any “change of control,” “anti-assignment” or similar provision which would be triggered upon the transactions contemplated by this Agreement;

(viii)  change accounting policies, procedures or practices, except as required (A) by GAAP or other generally accepted accounting principles required to be followed in any other jurisdiction or Applicable Law or (B) to support the integration of the CMI Business and the DiverseyLever Business at and from the Closing Date;

(ix)  incur any Indebtedness or assume or guarantee the obligations of any other Person for Indebtedness, in each case, except (A) in the Ordinary Course of Business, (B) the incurrence of intercompany Indebtedness, including loans, advances and guarantees, in the Ordinary Course of Business and (C) advances to employees for expenses in the Ordinary Course of Business;

(x)  settle or compromise any pending or threatened suit, action or claim not covered by insurance (A) in an aggregate amount in excess of $250,000 individually or in respect of a series of related claims, actions or proceedings in a single jurisdiction or (B) that restricts the conduct of the CMI Business (other than a restriction that is immaterial to the CMI Business);

(xi)  other than as required by Applicable Law, (A) adopt or amend any CMI employee benefit plan to the extent such adoption or amendment materially affects the benefits of the covered CMI Group employees, or (B) increase or pay any benefit in respect of the CMI Group employees (x) not required by any existing CMI employee benefit plan, or (y) in a manner which is inconsistent with past practice and current guidelines applicable to benefit plans of CMI and its Affiliates including S.C. Johnson & Co., Inc.; provided, however, that, except as provided in Article IX, the Costs of such increases and payments described in clause (y) shall be for Buyer’s account;

(xii)  grant any bonuses, commissions, awards, severance or termination pay or similar forms of remuneration to any employee of any member of the CMI Group other than (A) in the Ordinary Course of Business or (B) as may be required under an existing Contract set forth in Section 6.2(b)(xii) of the CMI Disclosure Schedule;

(xiii)  effect any general increase in the rates of salaries or compensation or any specific increase to any employee of any member of the CMI Group, except, in each case, such as are (A) in accordance with regularly scheduled periodic salary increases or benefit plans, which benefit plans are disclosed on Section 6.2(b)(xiii) of the CMI Disclosure Schedule, (B) required under Applicable Law or collective bargaining or labor agreements or (C) in the Ordinary Course of Business;

(xiv)  enter into or amend in any material respect any management, employment, consulting, salary continuation, retention or severance agreement with, or hire, any U.S. employee of any member of the CMI Group with a base salary greater than $150,000 or non-U.S. employee of any member of the CMI Group with a base salary greater than $125,000;

(xv)  waive, release, grant or transfer any rights with respect to any Intellectual Property, or abandon or allow to lapse any Intellectual Property material to the CMI Business;

(xvi)  other than in respect of specific transactions in the Ordinary Course of Business, enter into any foreign exchange or derivative swap Contract with a term extending beyond the Closing Date;

(xvii)  pledge, dispose of or encumber any of the assets of a member of the CMI Group other than in the Ordinary Course of Business or Permitted Encumbrances;

(xviii)  enter into any Affiliate Transaction; or

(xix)  authorize any of the foregoing or enter into any Contract to give effect to any of the foregoing.

(c)  Buyer shall cause each member of the CMI Group not to do any of the following, except as required or permitted by this Agreement:

(i)  authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or grant of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any member of the CMI Group or securities or rights convertible into or exchangeable for, any such capital stock or securities;

(ii)  amend its Constituent Documents, except to effect the transactions contemplated hereby and by the Stockholders’ Agreement;

(iii)  grant, confer or award any option, warrant, convertible security or other right to acquire any shares of capital stock of any member of the CMI Group or take any action to cause to be exercisable any otherwise unexercisable option relating to shares of capital stock of any member of the CMI Group under any existing stock option plan of a member of the CMI Group;

(iv)  declare, set aside or pay any dividend in specie or in kind or make any other non-cash distribution or payment (whether in stock or property or any combination thereof) with respect to any shares of capital stock of any member of the CMI Group or other ownership interests, including any constructive or deemed distributions, other than any such dividend or other distribution or payment to another member of the CMI Group;

(v) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any capital stock of any member of the CMI Group; or

(vi)  authorize or propose any of the foregoing or enter into any Contract to give effect to any of the foregoing;

provided, however, that notwithstanding anything to the contrary contained in this Agreement (including this Section 6.2), Buyer and each other member of the CMI Group shall continue to have the right to, prior to Closing and at their own expense, to (A) withdraw cash, cash equivalents, current investments, marketable securities and other financial instruments from members of the CMI Group, either in the form of a dividend (including dividends paid to Commercial Markets Holdco, Inc.) or in the form of a cash advance, (B) take any action to the extent undertaken at the written request of Conopco, (C) take or omit to take any action which any member of the CMI Group is required to take or omit to take by Applicable Law or any Governmental Authority, (D) provide cash to the members of the CMI Group, either in the form of a contribution to capital or an intercompany loan, in the Ordinary Course of Business and in a manner consistent with the cash management programs which Buyer has in place as of the date hereof for its Affiliates, and (E) take all such actions as are reasonably necessary to cause the Financing to be obtained at Closing on the terms set forth in the Bank Commitment and the Bridge Commitment or otherwise as provided in Section 6.17.

(d)  Buyer shall deliver each request for any written consent sought from Conopco pursuant to this Section 6.2 by facsimile and e-mail (a “Section 6.2 Consent Request”) to Ian Lawrence, James Bruce and Robert Leek on behalf of Conopco. Conopco shall respond to any Section 6.2 Consent Request as promptly as practicable but in any event not later than five Business Days after the later of (i) the date on which such Section 6.2 Consent Request is received by Conopco or (ii) the date on which Buyer provides to Conopco, at Conopco’s reasonable request, such request to be provided by Buyer by facsimile and e-mail so as to be received by Buyer within two Business Days of receipt by Conopco of the relevant Section 6.2 Consent Request, all information reasonably necessary for Conopco to make its decision with respect to such Section 6.2 Consent Request.

6.3   Permitted Actions.    (a)  Notwithstanding any other provisions herein to the contrary, prior to the Closing, Conopco and its Affiliates shall (i) be permitted to and shall use reasonable best efforts to cause each of the Companies to transfer by way of dividend, other distribution or otherwise to any member of the Unilever Group all Excluded Assets including assets of the Unilever Consumer Brands Business other than Transferred Unilever Consumer Brands Business Assets (to the extent held by a Company) and (ii) be permitted but not required to repay obligations for borrowed money, whether pursuant to the issuance of commercial paper or otherwise. All Taxes arising from transactions implemented pursuant to this Section 6.3(a) through (c) shall be borne by Conopco.

(b)  At or prior to the Closing Date, except for those Contracts listed in Section 6.3(b) of the DiverseyLever Disclosure Schedule and except as otherwise provided in the Transitional Services Agreement, Conopco shall, upon the written request of Buyer, cause the termination of any Contracts or arrangements between or among the Companies or an Asset Seller (with respect to the DiverseyLever Business), on the one hand, and any member of the Unilever Group (other than a Company) on the other hand, including any Intercompany Agreements entered into in the Ordinary Course of Business.

(c)  To the extent not completed by Closing, Buyer will use its reasonable best efforts to transfer to a member of the Unilever Group any Excluded Assets held by the Companies (at Conopco’s expense) as soon as reasonably practicable after the Closing. Following the Closing Date, the Companies will hold any Excluded Assets in trust, and for the benefit of, the relevant member of the Unilever Group.

(d)  Notwithstanding any other provisions herein to the contrary, prior to the Closing, Buyer and the other members of the CMI Group shall be permitted but not required to repay obligations for borrowed money, whether pursuant to the issuance of commercial paper or otherwise. All Taxes arising from transactions implemented pursuant to this Section 6.3(d) shall be borne by Buyer.

6.4   Intellectual Property Matters.

(a)  Use of Certain Names.

(i)  Prior to Closing, Conopco shall be permitted to change the corporate name of any of the Companies to delete any reference to “Unilever” or “Lever” (except when used as part of “DiverseyLever”). Buyer acknowledges and agrees that after Closing the Excluded Marks are to be the exclusive property of the Unilever Group. Except as provided in the Trademark License Agreement, no member of the CMI Group and none of the Companies shall obtain or retain any right, title, or interest in, and the Buyer shall not permit any member of the CMI Group (including the Companies) to use the Excluded Marks after the Closing.

(ii)  At Closing, Buyer and Unilever shall enter into the Trademark License Agreement.

(b)  Other Intellectual Property Covenants.

(i)  At Closing, Buyer and Unilever shall enter into the Technology License Agreements and the Dispensed Products License Agreement.

(ii)  For eighteen months after Closing, the parties shall cooperate in good faith to (A) ensure the transfer to Buyer (or the relevant Designated Buyer) by any member of the Unilever Group of any Intellectual Property that falls within the definition of DiverseyLever Intellectual Property Assets (other than the Deferred Patents and the Retained Patents) that is not transferred to Buyer (or the relevant Designated Buyer) at Closing, (B) ensure the transfer to Buyer (or an entity designated by Buyer) by any member of the Unilever Group of any Patent owned by the Unilever Group that was material to the DiverseyLever Business and that was used exclusively in the DiverseyLever Business in the period from July 1, 2000, to Closing, and (C) ensure the transfer to Conopco (or an entity designated by Conopco) by any of the Companies of any DiverseyLever Company Non-Patent IPR which was in the twelve months prior to Closing exclusively or predominantly used by a member of the Unilever Group. In no event shall this provision permit the revision of the standards in this Agreement under which Assets are determined to be DiverseyLever Intellectual Property Assets.

(iii)  For one year after Closing, if Buyer or Unilever have or obtain knowledge that any Patent owned by any Company at Closing was managed for Unilever at Closing, then Buyer shall cause the assignment of the Patent for nominal consideration to such member of the Unilever Group as Conopco may designate.

(iv)  The parties acknowledge that the Deferred Patents are DiverseyLever Intellectual Property Assets, but also are subject to pre-existing licenses that contain pre-emption rights in favor of third parties. The parties agree that the Deferred Patents will not be assigned to Buyer or any of the other Designated Buyers at Closing, but will be licensed to Buyer (or the relevant Designated Buyer) pursuant to the terms of the Retained Technology License Agreement. Upon the expiry of the pre-emption rights (or the expiry of any subsequent pre-emption rights granted to such third parties with Buyer’s consent) Conopco shall, at Buyer’s request, cause the assignment of the Deferred Patents, and shall make reasonable efforts to cause the assignment of all remaining licenses under the Deferred Patents, for nominal consideration to such member of the CMI Group as Buyer may designate; provided that Buyer agrees to assume all rights, benefits and obligations applying to the licensor under any license in respect of the Deferred Patents.

(v)  The parties acknowledge that the Retained Patents are DiverseyLever Intellectual Property Assets, but also are the subject of the Ecolab Patent Litigation. The parties agree that the Retained Patents will not be assigned to Buyer (or any other Designated Buyer) at Closing, but will be licensed to Buyer (or the relevant Designated Buyer) pursuant to the terms of the Retained Technology License Agreement. Upon the resolution of the Ecolab Patent Litigation and any Related Proceedings, Conopco shall, at Buyer’s request, cause the assignment of the Retained Patents, and shall use its reasonable best efforts to cause the assignment of all remaining licenses under the Retained Patents for nominal consideration to a member of the CMI Group as Buyer may designate; provided that Buyer agrees to assume all rights, benefits and obligations applying to the licensor under any license in respect of the Retained Patents.

(vi)  This Agreement, the Transitional Services Agreement, the Agency Agreement, the Trade Mark Licence Agreement, the Technology Licence Agreements and the Dispensed Products Licence Agreement shall, with effect from Closing, constitute the only agreements relating to Intellectual Property between (A) members of the Unilever Group, on the one hand, and (B) any of the Companies, on the other, and any prior arrangements of any nature whatsoever (which shall be deemed to include, without limitation, all Intergroup CRDS Agreement) whether or not in writing, to the extent they relate to the provision of Unilever Central Services are hereby superseded and extinguished and Buyer and Parent agree to co-operate to procure the termination of all such agreements after Closing, with effect from Closing.

(vii)  The Buyer agrees that access to Unilever Central Services pursuant to any Intragroup CRDS Agreement will, with effect from Closing, be terminated to the extent it so relates to Unilever Central Services (but without prejudice to such research and development, Intellectual Property and central services as are provided by any of the Companies to the Companies) and the Buyer and Conopco shall procure the amendment of such agreements to remove references to the availability or access to Unilever Central Services.

(viii)  After the execution of this Agreement, the parties agree to discuss terms and conditions on which the DiverseyLever Business and Buyer may participate in the Research Projects, taking into account Unilever’s and Buyer’s research and development priorities and strategies; provided, that no member of the Unilever Group shall be under any obligation to continue the Research Projects after Closing.

6.5   Expenses.

(a)  Except as otherwise expressly provided herein or in the Ancillary Agreements, all expenses, including the fees of any attorneys, accountants, investment bankers or others engaged by a party, incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (collectively, “Transaction Expenses”), shall be paid by the party incurring such expenses whether or not the transactions contemplated by this Agreement are consummated. For the avoidance of doubt, all Transaction Expenses incurred by any Company in respect of the period on or prior to Closing shall be paid by the relevant Company prior to or at Closing and, if not so paid, then by a member of the Unilever Group following Closing. Without limiting the generality of the foregoing, (i) the CMI M&A Costs shall either be paid in full by Buyer on or prior to the Closing or accrued on the CMI Closing Statement, (ii) all of the fees, costs and expenses of any member of the CMI Group relating to merger and acquisition services and advice and/or any services or advice relating to the operation and integration of the CMI Business and the DiverseyLever Business after the Closing (but not (A) any Financing Costs (as defined below), which shall be dealt with in accordance with Section 6.5(a)(iii), or (B) the CMI M&A Costs, which shall be dealt with in accordance with Section 6.1(a)(i)) (collectively, the “CMI Current Pay Costs”) shall, to the extent billed to any member of the CMI Group prior to the Closing Date, be paid by such member of the CMI Group in full on or prior to the Closing Date and, to the extent billed to any member of CMI Group following the Closing Date, be paid by such member of the CMI Group following the Closing Date, and (iii) all of the fees, costs and expenses of any member of the CMI Group relating to the Financing, whenever incurred (the “Financing Costs”), shall be borne by such member of the CMI Group on a post-Closing basis and not accrued on the CMI Closing Statement. Commercial Markets, Inc. shall use its reasonable best efforts to cause its advisors to bill all CMI Current Pay Costs to the relevant member of the CMI Group as incurred on a monthly basis.

(b)  All Transaction Expenses incurred by Buyer or any other member of the CMI Group other than the CMI M&A Costs and any CMI Current Pay Costs (in the case of the CMI Current Pay Costs, to the extent billed to any member of the CMI Group prior to the Closing Date), including (i) notarial fees and Transfer Taxes and UK stamp duty, in each case triggered by the transfer of the Assets and the Shares to Buyer and the Designated Buyers or the execution of this Agreement or a Local Transfer Agreement, and (ii) the costs and expenses for ALTA owner’s form title insurance policies with respect to all U.S. Owned Real Property, and all expenses incurred in connection with real property surveys and appraisals related thereto, shall be borne by Buyer on behalf of the applicable Designated Buyers (on a post-Closing basis and not accrued on the CMI Closing Statement).

6.6   Reasonable Best Efforts.

(a)  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to (i) consummate the transactions contemplated by this Agreement (including the finalization and execution of the Ancillary Documents), (ii) cause the Closing, including the Financing and any Delayed Closing, to occur (excluding, for the purposes of this Section 6.6, any consents, approvals, permits or authorizations required under any Competition/Investment Law, such matters being covered by Section 6.8) and (iii) to cooperate with each other in connection with each of the foregoing, including (A) to defend all lawsuits or other legal proceedings challenging this Agreement, any Ancillary Document or the consummation of the transactions contemplated hereby and thereby, (B) to use reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, including the Financing, and (C) to use reasonable best efforts to effect all necessary registrations and filings and submissions of information required or requested by Governmental Authorities with respect to the transactions contemplated hereby.

(b)  (i)  Subject to, and without prejudice to, the provisions of Section 3.4, Conopco shall, and shall cause each member of the Unilever Group and, prior to Closing, the Companies, to, cooperate and use their respective reasonable best efforts (with the reasonable cooperation and assistance of Buyer and each Designated Buyer) to obtain as promptly as practicable all consents, approvals and waivers required by third Persons, and with respect to Contracts and Authorizations, any Governmental Authority (excluding, for the purposes of this Section 6.6, any consents, approvals, waivers or Authorizations required under any Competition/Investment Law, such matters being covered by Section 6.8), to permit the transfer of the Assets and Shares to, and the assumption of the Assumed Liabilities by, Buyer and any Designated Buyers and the consummation of the other transactions contemplated hereby, including the Financing, and Buyer will reasonably cooperate with and assist Conopco and the members of the Unilever Group in such efforts, all on the terms set forth herein, including using reasonable best efforts to obtain amendments to the Shared Contracts to segregate the provisions applicable to the DiverseyLever Business from those applicable to other businesses of the Unilever Group.

(ii)  Subject to, and without prejudice to, the provisions of Section 3.4, Buyer shall, and shall cause each member of the CMI Group and, after the Closing, the Companies, to, cooperate and use their respective reasonable best efforts (with the reasonable cooperation and assistance of the Companies and the members of the Unilever Group) to obtain as promptly as practicable all consents, approvals and waivers required by third Persons, and with respect to Contracts and Authorizations, any Governmental Authority (excluding, for the purposes of this Section 6.6, any consents, approvals, waivers or Authorizations required under any Competition/Investment Law, such matters being covered by Section 6.8), to permit the transfer of the Assets and Shares to, and the assumption of the Assumed Liabilities by, Buyer and any Designated Buyers and the consummation of the other transactions contemplated hereby, including the Financing, and the Companies and the members of the Unilever Group will reasonably cooperate with and assist Buyer and the members of the CMI Group in such efforts, all on the terms set forth herein.

(iii)  Notwithstanding any of the foregoing, but subject to Section 11.1(a)(iii)(B) and Section 3.4, neither party shall be required to pay or commit to pay any amount to (or incur any obligation in favor of (by way of guarantee or otherwise)) any Person from whom such consent or amendment may be required, other than (A) a nominal filing application or similar cost or fee, (B) nominal amounts to cover processing and review by third parties of such consents or amendments, including de minimis amounts of attorneys’ fees, and (C) any amounts that were due and payable prior to Closing by any member of the Unilever Group or any Company pursuant to the terms of a Contract or Authorization (including by way of a contribution to capital in a Joint Venture Entity) which amounts are required to be made under such Contract or Applicable Law by any member of the Unilever Group or any Company prior to, or contemporaneously with, the transfer of such Joint Venture Entity to Buyer or a Designated Buyer or (D) any amounts that were due and payable prior to Closing by any member of the CMI Group pursuant to the terms of a Contract or Authorization (including, in the case of any entity in which any member of the CMI Group owns or otherwise controls, directly or indirectly, less than all (not including shares held by nominees) of the outstanding shares of capital stock or other equity or similar interests (a “CMI Joint Venture Entity”), any contributions to capital), which amounts are required to be made under such Contract or Applicable Law by any member of the CMI Group prior to, or contemporaneously with, the consummation of the transactions contemplated hereby.

(c)  Prior to Closing, Conopco shall use its reasonable best efforts to identify and provide to Buyer a list of each Material Contract that will, by its terms, expire within six months of the Closing Date.

6.7   Access to Information.    Prior to Closing and subject to Applicable Law, including with respect to Competition/Investment Law:

(a)  (i)  Conopco shall provide or cause its Subsidiaries or Affiliates or their respective officers or employees to provide to Buyer (A) such financial, operating and other information with respect to the condition (financial or otherwise), business, assets, properties, operations or prospects of the DiverseyLever Business and (B) such information relating to the facilities, offices and personnel of the DiverseyLever Business as, in each case, Buyer may reasonably, and with reasonable specificity, request in writing of the Unilever Contact, in each case, as soon as reasonably practicable following such request, and (ii) Buyer shall promptly provide or cause the other members of the CMI Group or their respective officers or employees to promptly provide to Conopco (A) such financial, operating and other information with respect to the condition (financial or otherwise), business, assets, properties, operations or prospects of the CMI Business and (B) such information relating to the facilities, offices and personnel of the CMI Business as, in each case, Conopco may reasonably, and with reasonable specificity, request of the Buyer Contact, in each case, as soon as reasonably practicable following such request; provided, however, that nothing herein shall require Buyer to provide any information to Conopco in respect of any business other than the CMI Business or require Conopco to provide any information to Buyer in respect of any business other than the DiverseyLever Business; provided, further, that each party shall, if necessary, provide such information in respect of such other businesses to outside counsel, subject to execution of mutually satisfactory restricted access agreements with such counsel.

(b)  Conopco, through the Unilever Contact, shall provide a reasonably limited number of Permitted Persons with reasonable access upon reasonable notice and during normal business hours to the facilities, offices, senior management and key employees of the DiverseyLever Business (it being agreed for purposes of this Section 6.7(b) that such employees shall not include local level employees of the DiverseyLever Business, but that Conopco will take such actions as are reasonably necessary to ensure that the employees to whom Buyer is provided access shall have obtained from local level employees, Conopco’s Accountants or the DiverseyLever Books and Records such accurate and complete information as is reasonably relevant to Buyer’s review) to the extent relating exclusively to the DiverseyLever Business and/or the Unilever Consumer Brands Business; provided, in each case, that such access shall be organized in a manner as shall not unreasonably disrupt the normal operations of the Companies and the DiverseyLever Business, but taking into account the mutual interests of the parties to consummate the transactions contemplated by this Agreement as soon as possible after the date hereof.

(c)  To the extent reasonably required in order to effectuate the local closings necessary to consummate the transactions contemplated by this Agreement, Conopco shall provide the Buyer’s outside local counsel with such access to the Books and Records as Buyer may reasonably request of the Unilever Contact.

(d)  To the extent reasonably required in connection with Buyer’s review of the Audited DiverseyLever Financial Statements and Additional DiverseyLever Financial Statements, and any other financial statements or information to be included in the Disclosure/Offering Documents, Conopco shall, as soon as reasonably practicable upon written request to the Unilever Contact, provide to a reasonable number of Permitted Persons access (during normal business hours) to Conopco’s Accountants and to the DiverseyLever Books and Records of the Companies and the DiverseyLever Business (including, in the case of Buyer’s Accountants only, the work papers of Conopco’s Accountants to the extent relating (i) exclusively to the DiverseyLever Business and/or the Unilever Consumer Brands Business or (ii) the financial statements referred to in Sections 4.4(c), (d) and (e) or Section 6.17(e), subject to execution of customary releases and waivers); provided, however, that in the case of clause (ii), any information that relates to the Unilever Group as a whole or any business of the Unilever Group other than the DiverseyLever Business and the Unilever Consumer Brands Business, shall only be made available to Buyer’s Accountants, subject to the execution of mutually satisfactory restricted access agreements between Unilever and Buyer’s Accountants.

(e)  Conopco shall permit Buyer, Buyer’s outside counsel and the environmental consultants engaged by Buyer in connection with the transactions contemplated hereby with access to, and the ability to conduct such environmental assessments and investigations of, the Real Property as are necessary to prepare for and undertake (i) the Phase I Environmental Site Assessments of the Real Property, Transactions Screens on DiverseyLever non-manufacturing or non-owned warehouse facilities, and focused compliance assessments of the Real Property on the basis separately agreed by Buyer and Conopco and described in Schedule 6.7(e) hereto (“Phase I Assessments”), which Phase I Assessments will be undertaken in a manner that does not unreasonably disrupt the normal operations of the DiverseyLever Business and the Unilever Consumer Brands Business taken as a whole and (ii) any Phase II Environmental Site Assessment on the Owned Real Property and, so far as it is in the power of Conopco or the relevant Company or Asset Seller to permit the same, on Leased Real Property. A Phase II Environmental Site Assessment shall be performed only if (A) an environmental consultant engaged to perform a Phase I Environmental Site Assessment or to otherwise advise on Environmental Matters has determined in good faith that the subject property contains one or more Recognized Environmental Conditions that are Qualifying Conditions which determination, whether made prior to or following the Closing, shall be subject to the procedures set forth in Section 11.1(y), (B) required by (i) Applicable Law in order to consummate the transactions contemplated by this Agreement and the Ancillary Documents or (ii) any Contract entered into prior to Closing of any of the Companies or that is included in the Assets, or (C) the Phase II Environmental Site Assessment is performed in relation to a particular Environmental Matter as follow-up work which is reasonably necessary in order to update a Phase II Environmental Site Assessment that was previously undertaken at the subject property prior to the date of this Agreement in relation to such Environmental Matter. Any Phase II work shall be performed in accordance with the ASTM E1903-97 Standard Guide for Environmental Site Assessments: Phase II Environmental Site Assessment Process, unless a different standard is mutually agreed to between Buyer and Conopco. Any such Phase II Environmental Site Assessment will (if undertaken prior to Closing) comply with all Applicable Laws (including Environmental Laws) and will be undertaken in a manner that does not unreasonably disrupt the normal operations of the DiverseyLever Business and the Unilever Consumer Brands Business taken as a whole or compromise the safety of the Real Property or any Person at the Real Property.

(f)  (i)  During the period from the date hereof to the Closing, Conopco shall promptly furnish or make available to Buyer copies of all major operating reports addressed to the Chief Executive Officer and/or Chief Financial Officer of the DiverseyLever Business and all monthly, interim and year-end financial statements relating to the DiverseyLever Business, in each case, as soon as they become available, and Conopco shall promptly provide to Buyer such updates as to the status of the restructuring plans and projects disclosed on Section 6.1 of the DiverseyLever Disclosure Schedule as Buyer shall reasonably request, with no less detail than that set forth in such Section of the DiverseyLever Disclosure Schedule and the appendices thereto.

(ii)  During the period from the date hereof to the Closing, Buyer shall promptly furnish or make available to Conopco copies of all major operating reports addressed to the Chief Executive Officer and/or Chief Financial Officer of Commercial Markets, Inc. and all monthly, interim and year-end financial statements relating to the CMI Business, in each case, as soon as they become available.

(g)  Conopco will reasonably cooperate with Buyer in scheduling and undertaking such meetings with such third parties, including customers and suppliers of the Companies and the DiverseyLever Business, as may be reasonably required to obtain the consents and other agreements of such parties contemplated by this Agreement or reasonably required in order to consummate the transactions contemplated hereby.

(h)  For purposes of this Section 6.7, (i) the “Buyer Contact” shall mean Michael Gibbs and P. Todd Herndon, (ii) the “Unilever Contact” shall mean James Bruce, Chris Sanders and Adam Perkins, and (iii) “Permitted Persons” shall mean (A) the persons in the CMI Knowledge Group and the CMI Special Knowledge Group or any designee of such persons (in lieu thereof but not in addition thereto) and (B) representatives of (1) Arthur Andersen LLP, (2) Jones, Day, Reavis & Pogue, Reinhart Boerner Van Deuren Norris & Rieselbach, or any local counsel designated by Jones, Day, Reavis & Pogue, (3) Goldman Sachs & Co. and Tanner & Co., (4) the agents, arrangers and bookrunners for the Financing and their outside counsel, and (5) Bain & Company (in relation to integration and strategy matters) and such outside benefits and information technology consultants as may be engaged by Buyer in connection with the transactions contemplated by this Agreement.

(i)  Each of Conopco and Buyer acknowledges that any information being provided to it or its representatives by the other party pursuant to or in connection with the transactions contemplated by this Agreement is subject to the terms of the Confidentiality Agreements, which terms are incorporated herein by reference. Holdings hereby acknowledges and agrees to be bound by the terms and conditions of the Confidentiality Agreements as if it was a party thereto. The Confidentiality Agreements and the obligations not to use or disclose and to return on request or destroy the Confidential Information (as defined in the Confidentiality Agreements) previously provided shall terminate with respect to the Assets, the assets and liabilities of the Companies and the Assumed Liabilities upon the Closing Date; provided that Buyer acknowledges that any and all other information provided to it by Conopco and its Affiliates shall remain subject to the terms and conditions of the Confidentiality Agreements after the Closing Date. Nothing contained herein is intended to limit or restrict Buyer’s use or disclosure of the Confidential Information included in, or rights to, the Assets, the assets and liabilities of the Companies or the Assumed Liabilities following the Closing (other than Confidential Information relating to businesses other than the DiverseyLever Business). Except for breaches by Buyer of Section 5.23 and for breaches by Conopco of Section 4.23, no investigation by Conopco or Buyer shall diminish or obviate any other representations, warranties, covenants or agreements of Conopco or Buyer, respectively, under this Agreement.

(j)  Buyer shall permit Conopco, Conopco’s outside counsel and the environmental consultants engaged by Conopco in connection with the transactions contemplated hereby with access to, and the ability to conduct such environmental assessments and investigations of, the CMI Real Property as are necessary to prepare for and undertake (i) the Phase I Environmental Site Assessments of the CMI Real Property, Transactions Screens on CMI non-manufacturing or non-owned warehouse facilities and focused compliance assessments of the CMI Real Property on the basis separately agreed by Buyer and Conopco and of the type and scope described in Schedule 6.7(e) hereto (“CMI Phase I Assessments”), which CMI Phase I Assessments will be undertaken in a manner that does not unreasonably disrupt the normal operations of the CMI Business and (ii) any Phase II Environmental Site Assessment on the CMI Owned Real Property and, so far as it is in the power of Buyer or the relevant member of the CMI Group to permit the same, on CMI Leased Real Property. A Phase II Environmental Site Assessment shall be performed only if (A) an environmental consultant engaged to perform a

Phase I Environmental Site Assessment or otherwise to advise on Environmental Matters has determined in good faith that the subject property contains one or more Recognized Environmental Conditions that are Qualifying Conditions, which determination, whether made prior to or following the Closing, shall be subject to the procedures set forth in Section 11.1(y), or (B) the Phase II Environmental Site Assessment is performed in relation to a particular Environmental Matter as follow-up work which is reasonably necessary in order to update a Phase II Environmental Site Assessment that was previously undertaken at the subject property prior to the date of this Agreement in relation to such Environmental Matter. Any Phase II work shall be performed in accordance with the ASTM E1903-97 Standard Guide for Environmental Site Assessments: Phase II Environmental Site Assessment Process, unless a different standard is mutually agreed to between Buyer and Conopco. Any such Phase II Environmental Site Assessment will (if undertaken prior to Closing) comply with all Applicable Laws (including Environmental Laws) and will be undertaken in a manner that does not unreasonably disrupt the normal operations of the CMI Business or compromise the safety of the CMI Real Property or any Person at the CMI Real Property.

6.8   Filings and Authorizations.

(a)  Subject to the terms and conditions herein provided, Buyer and Conopco shall, and shall cause their respective Affiliates to, use reasonable best efforts to cooperate with one another in (i) determining which filings are required or advisable to be made prior to the Closing with, and which consents, approvals, permits or authorizations (excluding, for purposes of this Section 6.8, any consents, approvals, permits or authorizations required for the transfer of any Contract between a Company or a member of the Unilever Group, on the one hand, and any Governmental Authority, on the other hand) are required or advisable to be obtained prior to the Closing from, any Governmental Authority or other third party in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby to which it is a party and the consummation of the transactions contemplated hereby and thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers. Conopco shall deliver to Buyer, and Buyer shall deliver to Conopco, a duly executed copy of each such consent, approval, permit, authorization or waiver promptly after obtaining it.

(b)  In furtherance of the foregoing, each party hereto agrees to make, or cause to be made, an appropriate filing of a notification and report form if required pursuant to the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the EC Merger Regulation and any other Competition/Investment Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, the EC Merger Regulation and any other Competition/Investment Law and to use its reasonable best efforts to obtain clearance and cause the expiration or termination of the applicable waiting periods under the HSR Act, the EC Merger Regulation and any other Competition/Investment Law as soon as practicable after the date hereof. Nothing in this Section 6.8 shall require (i) any of Buyer or any member of the CMI Group to sell, hold separate or otherwise dispose of or conduct their business or the DiverseyLever Business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business or the DiverseyLever Business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Buyer or any member of the CMI Group, the Companies or the Assets or the conduct of the CMI Business or the DiverseyLever Business in a specified manner, whether as a condition to obtaining any approval from a Governmental Authority or any other person or for any other reason (“Buyer Regulatory Restrictions”), if such Buyer Regulatory Restrictions would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the CMI Business and the DiverseyLever Business, taken as a whole or (ii) Conopco or any of its Subsidiaries or Affiliates to conduct or not conduct any business (a “Relevant Business”) having a relationship (including any agency, sales, equity ownership or supply relationship) with, or any competitive impact on, the DiverseyLever Business and the CMI Business, taken as a whole, after the Closing, in a specified manner (“Unilever Regulatory Restrictions”), if such Unilever Regulatory Restrictions would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Relevant Business.

(c)  Each of Buyer and Conopco shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), the European Commission or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC, the European Commission or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent appropriate or permitted by the DOJ, the FTC, the European Commission or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences; provided, however, that nothing herein shall require Buyer to provide any information to Conopco in respect of any business other than the CMI Business or require Conopco to provide any information to Buyer in respect of any business other than the DiverseyLever Business; provided, further, that each party shall, if necessary or desirable, provide such information in respect of such other businesses to outside counsel responsible for making the necessary filing or submission, subject to execution of mutually satisfactory restricted access agreements with such counsel.

(d)  Subject to the terms and conditions of this Agreement, in furtherance and not in limitation of the covenants of the parties contained in Section 6.8(a), Section 6.8(b) and Section 6.8(c), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Competition/Investment Law (a “Regulatory Challenge”), each of Buyer and Conopco shall cooperate in all respects with each other and use its respective reasonable best efforts, including (i) in the case of Buyer, selling, holding separate or otherwise disposing of or conducting its business in a specified manner, or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a specified manner or permitting the sale, holding separate or other disposition of, any assets of Buyer or any member of the CMI Group, the Companies or the Assets or the conducting of the CMI Business or the DiverseyLever

Business in a specified manner, and (ii) in the case of Conopco, conducting the DiverseyLever Business or any Relevant Business in a specified manner, in order to contest and resist any such Regulatory Challenge and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement; provided that the provisions of this Section 6.8(d) are subject in all respects to the last sentence of Section 6.8(b). Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.8 shall limit a party’s right to terminate this Agreement pursuant to Article X.

6.9   Tax Matters.

(a)  Liability for Taxes.

(i)  Except as provided in Section 6.5(b), Conopco (acting for itself and on behalf of the Sellers) shall be jointly and severally liable for, and shall indemnify Buyer (acting for themselves and on behalf of the other Designated Buyers) against, all (A) Taxes imposed on any of the Sellers or their Affiliates (other than the Companies), save as provided in clause (B) of Section 6.9(a)(ii), including any Taxes arising from the transactions contemplated by Sections 6.3(a) or (b), 7.2, 7.3, 7.4 and 7.5, for any taxable year or period, (B) Taxes imposed on or with respect to the Companies, the Assets or the DiverseyLever Business or for which the Companies or the DiverseyLever Business may otherwise be liable, in each case, for any Pre-Closing Tax Period (including, in each case, any obligation to contribute to the payment of a Tax determined on a consolidated, combined, unitary, or similar basis in respect of a Pre-Closing Tax Period), (C) without limiting clause (B) hereof in any way, Taxes attributable to any breach of warranty or misrepresentation relating to Section 4.6 hereof (without regard to any dollar limitation contained therein), (D) Taxes arising as a result of any breach of Section 6.9(f) by Conopco, (E) liability of the Companies for Taxes under any Tax Sharing Agreement entered into prior to the Closing Date, (F) liability of the Companies for Taxes arising as a result of ceasing to be a member of a group of companies as a result of the Closing, (G) Taxes imposed on any member of the Unilever Group or any of their Affiliates under Article 35 Unilateral Decree 2001 and/or Article 13c Dutch Corporate Income Tax Act 1969 or any similar provision of non-Dutch Tax Law, in relation to recapture of foreign branch losses of a Pre-Closing Tax Period of any member of the Unilever Group, and (H) liability of Buyer or its Affiliates for reasonable legal fees and expenses paid to third parties relating to any successful recovery by Buyer or its Affiliates from Conopco (or any Seller) for any item in clauses (A), (B), (C), (D), (E), (F) or (G) above; provided, however, that Conopco (or the Sellers on whose behalf Conopco is acting) shall not be liable under this Section 6.9(a)(i) for any liability to the extent attributable to or resulting from (1) a breach by Buyer or any of its Affiliates of any covenant described in Section 6.9(e), (2) any failure by Buyer or any of its Affiliates to comply with its obligations under Section 6.9(c) or to afford Conopco (and the Sellers on whose behalf Conopco is acting) the opportunity to participate (to the extent permitted by Applicable Law) as provided by Section 6.9(c), (3) an increase in Tax rates or a change in Tax legislation, in each case made after the Closing with retroactive effect, (4) a change after Closing in the bases, methods or policies of accounting of the Buyer or any of its Affiliates, (5) a cessation of, or any change in the nature or conduct of, any trade or business carried on by any of the Companies on or after the Closing or (6) an item that has been satisfied or compensated for without cost (including Tax Cost) to Buyer or any of its Affiliates; and provided further, that Conopco (and the Sellers on whose behalf Conopco is acting) shall not be liable under this Section 6.9(a)(i) for any liability to the extent that the liability has been discharged on or before Closing or to the extent that provision has been made for such liability in computing the Final DiverseyLever Closing Working Capital Amount.

(ii)  Buyer (acting for themselves and on behalf of Holdings and the other Designated Buyers) shall, subject to Section 6.9(ix), be jointly and severally liable for, and shall indemnify Conopco (acting for itself, the Sellers and the Share Subscriber) against, all (A) Taxes imposed on any member of the CMI Group or any of their Affiliates for any Pre-Closing Tax Period, (B) save for Taxes for which Conopco (and the Seller on whose behalf Conopco is acting) is required to indemnify Buyer and the Designated Buyers pursuant to clauses (B), (C), (D), (E), (F) or (G) of Section 6.9(a)(i), Taxes imposed on Unilever or its Affiliates for which the Companies, the members of the CMI Group (other than the Companies), or the DiverseyLever Business is primarily liable for any Post-Closing Tax Period (including, in each case, any obligation to contribute to the payment of a Tax determined on a consolidated, combined, unitary or similar basis in respect of a Post-Closing Tax Period, but excluding, for the avoidance of doubt, Taxes borne by Unilever or their Affiliates by virtue of their holding of Shares, their indirect ownership interest in the Companies, the members of the CMI Group (other than the Companies) or the DiverseyLever Business or their holding of Indebtedness of Holdings or any Company), (C) Taxes attributable to any breach of warranty or misrepresentation relating to Section 5.6 hereof (without regard to any dollar limitation contained therein), (D) Taxes arising as a result of any breach of Section 6.9(e) by Buyer, (E) liability of any member of the CMI Group or any of its Affiliates for Taxes for any Pre-Closing Tax Period under any Tax Sharing Agreement entered into prior to the Closing Date, (F) Taxes imposed on, or with respect to, Conopco or any of its Affiliates arising as a result of the failure of any of the Companies to discharge a Tax liability in respect of which Conopco (or any of its Affiliates) has made a payment to Buyer pursuant to this Section 6.9, (G) liability of Buyer or any of its Affiliates (excluding the Companies) for Taxes as a result of ceasing to be a member of a group of companies as a result of the Closing, (H) Taxes imposed on any member of the CMI Group or any of their Affiliates under Article 35 Unilateral Decree 2001 and/or Article 13c Dutch Corporate Income Tax Act 1969 or any similar provision of non-Dutch Tax Law, in relation to recapture of foreign branch losses of a Pre-Closing Tax Period of any member of the CMI Group, and (I) liability of Conopco or its Affiliates for reasonable legal fees and expenses paid to third parties relating to any successful recovery by Conopco or any of its Affiliates from Buyer (or Holdings or any other Designated Buyer) for any item in clauses (A), (B), (C), (D), (E), (F), (G) or (H) above; provided, however, that Buyer (and Holdings and the other Designated Buyers on whose behalf Buyer is acting) shall not be liable under this Section 6.9(a)(ii) for any liability to the extent attributable to or resulting from (1) a breach by Conopco or any of its Affiliates of any covenant described in Section 6.9(f), (2) any failure by Conopco or any of its Affiliates to comply with its obligations under Section 6.9(c) or to afford Buyer the opportunity to participate (to the extent permitted by Applicable Law) as provided by Section 6.9(c), (3) an increase in Tax rates or a change in Tax legislation, in each case made after the Closing with retroactive effect; or (4) an item that has been satisfied or compensated for without cost (including Tax Cost) to Conopco or any of its Affiliates; and provided further, that Buyer (and Holdings and the other Designated Buyers on whose behalf Buyer is acting) shall not be liable under this Section 6.9(a)(ii) for any liability to the extent that the liability has been discharged on or before Closing.

(iii)  For purposes of Sections 6.9(a)(i), 6.9(a)(ii), 6.9(a)(iv), 6.9(a)(v) and 6.9(a)(vi), liability for Taxes and Tax Assets for the portion of the Straddle Period ending on, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consists of two taxable years, one of which ends on the Closing Date and the other of which begins at the beginning of the day immediately following the Closing Date, and items relating to the Companies, the members of the CMI Group (other than the Companies), the Assets or the DiverseyLever Business for the Straddle Period shall be allocated between the two taxable years on a “closing of the books basis,” provided, however, that save in respect of clause (F) of Section 6.9(a)(i) and clause (G) of Section 6.9(a)(ii), Taxes imposed on a periodic basis with respect to the Companies, the members of the CMI Group (other than the Companies), the Assets, or the DiverseyLever Business, and any exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned ratably on a daily basis. The foregoing allocations shall be determined in a manner consistent with prior practice of or with respect to the relevant Person or asset.

(iv)  (A) Buyer (on behalf of the applicable Designated Buyers) shall pay to Conopco (on behalf of the applicable Sellers) (1) the amount of any refund, abatement or credit of Taxes (in the case of a credit, only as and when a liability of the Buyer or any of its Affiliates to make an actual payment of or in respect of Tax is reduced by reason of that credit) received by Buyer or its Affiliates that is related to the Companies, the Assets or the DiverseyLever Business and is attributable to (I) any Pre-Closing Tax Period or (II) Taxes for which Conopco (on behalf of the applicable Sellers) has previously indemnified Buyer or any Affiliate of Buyer; provided that Buyer (on behalf of the applicable Designated Buyers) shall not be liable to make a payment under this Section 6.9(a)(iv)(A)(1) to the extent that the relevant refund has been received, or the relevant abatement or reduction in the actual payment of or in respect of Tax has occurred, on or before Closing, to the extent that the relevant refund, abatement or reduction has been taken into account in computing the Final DiverseyLever Closing Working Capital Amount or to the extent that the relevant refund, abatement, or credit results from the carry back of a Tax Asset attributable to a Post-Closing Tax Period, and (2) where any provision for Taxes in the DiverseyLever Closing Statement has proved to be an over-provision, the amount of that over-provision. (B) Conopco (on behalf of Share Subscriber) shall pay to Buyer (on behalf of Holdings) one third (or such other portion as is consistent with the principles of Section 11.1(c)(i) (as operated in the manner provided in Section 11.1(c)(iii)) of the amount of any refund, abatement or credit of Taxes (in the case of a credit of Taxes only as and when a liability of Buyer or its Affiliates to make an actual payment of or in respect of Tax is reduced by reason of that credit) received by Buyer or its Affiliates that is related to any member of the CMI Group

(other than the Companies) and is attributable to (I) any Pre-Closing Tax Period or (II) Taxes for which Buyer (on behalf of Holdings) has previously indemnified Conopco or any Affiliate of Unilever; provided that Conopco (on behalf of Share Subscriber) shall not be liable to make a payment under this Section 6.9(a)(iv)(B) to the extent that the relevant refund has been received, or the relevant abatement or reduction in the actual payment of or in respect of Tax has occurred, on or before Closing, or to the extent that the relevant refund, abatement, or credit results from the carry back of a Tax Asset attributable to a Post-Closing Tax Period. (C) Conopco (on behalf of the applicable Sellers) shall pay to Buyer (on behalf of the applicable Designated Buyers) the amount of any refund, abatement or credit of Taxes (in the case of a credit, only as and when a liability of Conopco or any other member of the Unilever Group to make an actual payment of or in respect of Tax is reduced by reason of that credit) received by Conopco or any other member of the Unilever Group that is related to the Companies, the Assets or the DiverseyLever Business and is attributable to (I) any Post-Closing Tax Period or (II) Taxes for which Buyer (on behalf of the applicable Designated Buyers) has previously indemnified Conopco or any Affiliate of Unilever.

(v)  Conopco (on behalf of the applicable Seller) shall pay to Buyer (on behalf of the applicable Designated Buyer) an amount equal to any reduction in the Taxes otherwise chargeable in respect of any Pre-Closing Tax Period of a Company to the extent that (A) such reduction results from the carry back of a Tax Asset attributable to a Post-Closing Tax Period of any member of the CMI Group and (B) the Taxes so saved would have given rise to an indemnification obligation on the part of Conopco of any of its Affiliates under Section 6.9(a)(i) if they had been paid. For the avoidance of doubt no payment shall be required to the extent that any reduction of Taxes otherwise chargeable in respect of any Pre-Closing Tax Period of a Company results from the utilisation of a Tax Asset attributable to a Pre-Closing Tax Period of any of the Companies or any member of the Unilever Group.

(vi)  Buyer (on behalf of Holdings) shall pay to Conopco (on behalf of Share Subscriber) an amount equal to any reduction in the Taxes otherwise chargeable in respect of any Pre-Closing Tax Period of a member of the CMI Group (other than the Companies) to the extent that (A) such reduction results from the carry back of a Tax Asset attributable to a Post-Closing Tax Period of any member of the CMI Group and (B) the Taxes so saved would have given rise to an indemnification obligation on the part of Buyer or any of its Affiliates under Section 6.9(a)(ii) if they had been paid. For the avoidance of doubt no payment shall be required to the extent that any reduction of Taxes otherwise chargeable in respect of any Pre-Closing Tax Period of a member of the CMI Group (other than the Companies) results from the utilisation of a Tax Asset attributable to a Pre-Closing Tax Period of any member of the CMI Group (other than the Companies).

(vii)  (A)  Buyer shall be entitled to stamp any document that was entered into prior to Closing (1) to which any Company is a party, or (2) which forms part of the title to any asset owned or possessed by any Company at the Closing Date, if, in either case, a stamped original of such document is required to be produced in evidence in a court or to a Governmental Authority by such Governmental Authority, or is required to enforce any rights relating to the asset with which the document is concerned. In these circumstances Buyer (acting on behalf of the applicable Designated Buyer) shall be entitled to claim from Conopco (on behalf of the relevant Seller) pursuant to this Agreement the amount required to be paid to the relevant Governmental Authority in order to have that document duly stamped, provided that Buyer shall use its reasonable efforts to minimize the amount payable to the relevant Governmental Authority. (B) If Buyer or any of its Affiliates stamps any document that was entered into prior to Closing (1) to which any member of the CMI Group (other than the Companies) is a party, or (2) which forms part of the title to any asset owned or possessed by any member of the CMI Group (other than the Companies) at the Closing Date, if, in either case, a stamped original of such document is required to be produced in evidence in a court or to a Governmental Authority by such Governmental Authority, or is required to enforce any rights relating to the asset with which the document is concerned, Conopco (acting on behalf of the Share Subscriber) shall be entitled to claim from Buyer (on behalf of Holdings), pursuant to this Agreement, subject to Section 6.9(ix), the amount required to be paid to the relevant Governmental Authority in order to have that document duly stamped.

(viii)  (A)  Conopco shall, and agrees on behalf of each Seller and each of their Affiliates (other than the Companies) that they shall, where relevant, satisfy (by way of an actual payment, utilization of any Relief or otherwise) any Taxes referred to in Section 6.9(a)(i)(A) where such Tax is assessed primarily upon Conopco, such Seller or such Affiliate, as the case may be, and where failure to do so would give rise to a claim by Buyer under Section 6.9(a)(i)(A). Conopco and Buyer agree that to the extent Conopco, a Seller or one of their Affiliates satisfies such Taxes, Conopco (acting for itself or on behalf of the Sellers) shall not be liable to indemnify Buyer or any Affiliate of Buyer for such Taxes. (B) Where, in any provision of this Section 6.9(a), Conopco or a Seller is expressed to be responsible for any Tax or it is provided that any Tax is to be borne by Conopco or a Seller which Tax is not assessed primarily upon Conopco or its Affiliates and Buyer or any Affiliate of Buyer has paid such Tax to the relevant Governmental Authority, Conopco (for itself or on behalf of the applicable Seller) shall pay to Buyer (for themselves or on behalf of the applicable Designated Buyer) an amount equal to such Tax paid by Buyer or its Affiliate, in satisfaction of the obligation of Conopco (or the relevant Seller) under Section 6.9(a)(i). (C) Where, in any provision of this Section 6.9(a), Buyer, Holdings or another Designated Buyer is expressed to be responsible for any Tax or it is provided that any Tax is to be borne by Buyer or another Designated Buyer and Conopco or any Affiliate of Conopco has satisfied such Tax, Buyer (for themselves and on behalf of the applicable Designated Buyer) shall pay to Conopco (for itself or on behalf of the Share Subscriber or the applicable Seller) an amount equal to such Tax paid by Conopco or its Affiliate, in satisfaction of the obligation of Buyer (or the applicable Designated Buyer) under Section 6.9(a)(ii).

(ix)  Amounts payable by Buyer pursuant to Sections 6.9(a)(ii)(A), (C), (E), (G), and (H) and Section 6.9(a)(vii) shall be adjusted in the manner provided in Section 11.1(c)(i) (as operated in the manner provided in Section 11.1(c)(iii)) to reflect the Unilever Group’s ownership interest in Buyer. Such amounts, as so adjusted, and other amounts owed pursuant to Section 6.9(a)(i), (ii) or (vii) (each, a “Tax Indemnity

Amount”) shall be due and payable (1) to the extent not deferred pursuant to Section 11.8(b), within fifteen (15) days of receipt of written notice from the party requesting payment stating that a loss has been paid by such party and setting forth in reasonable detail the calculation of the amount thereof and of the payment requested and (2) to the extent deferred pursuant to Section 11.8(b) as provided therein. Payments owed pursuant to Section 6.9(a)(iv) shall be due and payable (1) within fifteen (15) days of receipt in the case of a refund, (2) within fifteen (15) days of an actual reduction in Tax liability in the case of an abatement or credit for Taxes, and (3) within forty-five (45) days of the expiry of the applicable statute of limitations in the case of an overprovision for Taxes, or at such earlier time as Buyer or Conopco reasonably determines that an overprovision exists (subject, in the latter instance, to Conopco’s obligation to repay to Buyer the amount paid in respect of such overprovision to the extent that Buyer would have to bear the cost of any Taxes such overprovision would otherwise have covered). Payments owed pursuant to Sections 6.9(a)(v) and (vi) shall be due and payable within fifteen (15) days of an actual reduction in Tax liability.

(x)  The amount of any payment made pursuant to this Section 6.9, including any Tax Indemnity Amount deferred pursuant to Section 11.8(b), shall be increased to take account of any net Tax Cost incurred by the recipient or its Affiliates arising from the event giving rise to the payment and the payment (grossed up for such payment) and reduced to take account of any net Tax Benefit realized by the recipient or its Affiliates arising from the event giving rise to the payment and the payment (grossed down for such reduction).

(xi)  Amounts paid by Buyer pursuant to this Section 6.9 that relate to the CMI Business as of the Closing Date (before giving effect to any of the transactions contemplated by this Agreement for that date) (the “Original CMI Business”) shall be adjusted in the manner provided in Section 11.1(c)(ii) (as operated in the manner provided in Section 11.1(c)(iii)) to reflect the Unilever Group’s ownership interest in Buyer.

(xii)  Where an obligation of a party to pay an amount to the other party under this Section 6.9 arises in respect of any matter relating to the DiverseyLever Business as of the Closing Date (before giving effect to any of the transactions contemplated by this Agreement for that date) (the “Original DiverseyLever Business”), the amount due and payable shall be treated as an adjustment to the Purchase Price. Where an obligation of a party to pay an amount to the other party in accordance with the provisions of this Section 6.9 arises in respect of any matter relating to the Original CMI Business, the amount due and payable shall be treated as an adjustment to the Subscription Payment.

(xiii)  Neither Buyer (for themselves or on behalf of the other Designated Buyers) nor Conopco (for itself or on behalf of the Share Subscriber or the Sellers) shall be required to indemnify, defend or hold the other party or any of its Affiliates harmless from and against a Tax that is not an Income Tax under this Section 6.9 unless and until the amount of Tax under this Section 6.9 with respect to any individual claim exceeds $2,500.

(b)  Tax Returns.

(i)  (A)  To the extent permitted by Applicable Law, Conopco shall prepare and file when due all Tax Returns that are required to be filed by or with respect to the Companies for any Pre-Closing Tax Period (other than any portion of the Straddle Period). Where Applicable Law requires that a Company file such Tax Returns, Conopco shall timely prepare such returns and submit them to Buyer and Buyer shall timely procure that the Company authorizes, signs, files such return with the appropriate Governmental Authority without change and remits to the appropriate Governmental Authority any Taxes due in respect of such Tax Returns. (B) Buyer shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to (1) the Companies for any Post-Closing Tax Period and any Straddle Period and (2) the members of the CMI Group (other than the Companies) for any Pre-Closing Tax Period. Buyer shall remit (or cause to be remitted) to the appropriate Governmental Authority any Taxes due in respect of such Tax Returns. At Conopco’s request, Buyer shall submit to Conopco any Straddle Period Income Tax Returns no less than thirty (30) days prior to their respective due dates for Conopco’s review and approval (which approval shall not be unreasonably withheld).

(ii)  (A)  If Conopco reasonably determines that a Company is entitled to file or make a formal or informal claim for refund or an amended Tax Return providing for a refund, abatement or credit with respect to a Pre-Closing Tax Period, Conopco shall be entitled to file or make such claim or amended Tax Return on behalf of such Company; provided, however, that where the filing or making of such claim for refund, abatement or credit or amended Tax Return would involve the carry back of a Tax Asset attributable wholly or partially to a Post-Closing Tax Period in circumstances where no payment in respect of such carry back would be required under Section 6.9(a)(v), Conopco shall not be entitled to file or make such claim or amended Tax Return without the prior written consent of Buyer. (B) If Conopco reasonably determines that a Company is entitled to file or make an amended Tax Return providing for a Tax Asset of any of the Companies attributable to a Pre-Closing Tax Period or a Tax Asset of any member of the Unilever Group attributable to any Tax period, to be used to reduce or eliminate any Taxes which would have otherwise given rise to an indemnification obligation on the part of Conopco or any of its Affiliates under Section 6.9(a)(i) if they had been paid, Conopco shall be entitled to file or amend such Tax Return of such Company.

(iii)  If Buyer reasonably determines that a member of the CMI Group (other than the Companies) is entitled to file or make a formal or informal claim for refund or an amended Tax Return providing for a refund, abatement or credit with respect to a Pre-Closing Tax Period, Buyer shall be entitled to file or make such claim or amended Tax Return on behalf of such member of the CMI Group; provided, however, that where the filing or making of such claim for refund, abatement or credit or amended Tax Return would involve the carry back of a Tax Asset attributable wholly or partially to a Post-Closing Tax Period in circumstances where no payment in respect of such carry back would be required under Section 6.9(a)(vi), Buyer shall not be entitled to file or make such claim or amended Tax Return without the prior written consent of Conopco.

(iv)  Buyer shall not, and shall not permit any of its Affiliates (including the Companies) to, file any amended Tax Return with respect to the Companies for a Straddle Period or Pre-Closing Tax Period without the prior written consent of Conopco; provided that such consent shall not be required where such amended Tax Return would solely affect the portion of a Straddle Period after the Closing Date.

(v)  No Tax Return described in this Section 6.9(b) shall be prepared by Buyer or Conopco, as the case may be, in a manner not reasonably consistent with past practice, or with a change of any material election or accounting method, if such inconsistency or change would have the effect of benefiting any member of the CMI Group or any member of the Unilever Group and would have a materially detrimental effect on a member of the other group, provided that this Section 6.9(b)(v) shall not apply to a legal position taken by Buyer for a Post-Closing Tax Period different from a legal position previously taken by Conopco in a Pre-Closing Tax Period if Buyer’s legal position does not result in a change in the treatment of the timing of income or a deduction, taken (or that could be taken) with respect to a Company on a Tax Return for a Pre-Closing Tax Period, in each case, with respect to a specific transaction that was completed, or a specific asset that was owned on or before, the Closing Date.

(vi)  This Section 6.9(b) is subject to the provisions in Sections 6.9(m) and 6.9(n) below.

(c)  Contests.    Buyer or Conopco (acting for themselves or itself, or for the other Designated Buyers, Holdings, the Share Subscriber or the Sellers, as the case may be, in each such case, the “indemnified party”), shall notify the other party (acting for themselves or itself, or for the other Designated Buyers, Holdings, the Share Subscriber or the Sellers, as the case may be, in each such case, the “indemnifying party”) in writing upon receipt by the indemnified party or any of its Affiliates of notice of any proposed audit, assessment, claim or Legal Proceeding involving Taxes for which the indemnifying party would be required to indemnify the indemnified party pursuant to paragraph (a) of this Section 6.9; provided, however, that a failure to give such notice will not affect the indemnified party’s right to indemnification under this Section 6.9 except to the extent that the indemnifying party has been actually prejudiced as a result of such failure. The indemnifying party shall control any proposed Tax audit, assessment, claim or Legal Proceeding for which the indemnifying party would be required to indemnify the indemnified party pursuant to paragraph (a) of this Section 6.9, provided that the indemnifying party has acknowledged in writing its liability to indemnify the indemnified party against the full amount of any adjustment which may be made as a result of such audit, assessment, claim or Legal Proceeding. With respect to a proposed Tax audit, assessment, claim or Legal Proceeding for which either Conopco or its Affiliates, on the one hand, and any of Buyer or their Affiliates, on the other hand, could be liable, (i) both Buyer and Conopco may participate in such audit, assessment, claim or Legal Proceeding (at their own expense and to the extent permitted by Applicable Law), and (ii) the audit, assessment, claim or Legal Proceeding shall be controlled by the party whose group has the larger potential Tax obligation or, where that party cannot be determined, Buyer. In the case of any Tax audit, assessment, claim or Legal Proceeding governed by this Section 6.9(c) the controlling party shall have the exclusive authority to settle or compromise such audit, assessment, claim or Legal Proceeding; provided, however, that neither Buyer nor Conopco shall enter into any compromise or agree to settle any audit, assessment, claim or Legal Proceeding in a manner that would adversely affect the other party or its Affiliates without the written consent of the other party, which consent may not be unreasonably withheld.

(d)  Cooperation.    Buyer and Conopco shall cooperate and share all required information in order to timely file all Tax Returns and for the timely preparation of any audit, and for the prosecution or defense of any assessment, claim, or Legal Proceeding relating to any proposed adjustment. Buyer and Conopco shall retain or cause to be retained all Books and Records pertinent to the Companies and Buyer shall retain or cause to be retained all Books and Records pertinent to the members of the CMI Group (other than the Companies), in each case, until the applicable period for assessment (giving effect to any extensions or waivers) has expired, and to abide by or cause the abiding with all record retention agreements entered into with any Governmental Authority. After the Closing, Buyer shall give Conopco reasonable notice prior to transferring, discarding or destroying any such Books and Records relating to Tax matters and, if Conopco so requests and at Conopco’s expense, Buyer shall allow Conopco to take possession of such Books and Records. Buyer and Conopco shall cooperate with each other in the conduct of any audit, assessment, claim or Legal Proceeding involving the Companies for any Tax purpose and each shall execute and deliver such powers of attorney and other documents as are necessary and appropriate to carry out the intent of this subsection. After the Closing, subject to Conopco (acting on behalf of itself, the Share Subscriber and the Sellers) executing a confidentiality agreement in a form agreeable to both Conopco and Buyer, Buyer shall provide or procure the provision to Conopco (at Conopco’s expense) of copies of any document or documents in the possession of the CMI Group which Conopco establishes to the reasonable satisfaction of Buyer contain(s) information which is necessary for Conopco to establish whether any Tax matter should result in a liability of Buyer (acting for themselves, Holdings and the other Designated Buyers) under this Section 6.9. If Buyer is not reasonably satisfied that the condition for providing a document requested by Conopco is satisfied but is aware that an alternative document does provide the information required by Conopco, Buyer shall (at Conopco’s expense) provide such alternative document. Buyer may, at its discretion, provide an extract of any document (or alternative document) if such extract provides (to Buyer’s reasonable satisfaction) the information required by Conopco. Any such alternative document or extract shall be subject to the terms of any confidentiality agreement referred to herein. Any request for such copy documents shall be made in writing in accordance with Section 12.2. Buyer shall not unreasonably delay in responding to such written request. Buyer shall cause Buyer’s Accountants to certify (as soon as reasonably practicable upon the written request of Conopco and at Conopco’s expense) whether any member of the CMI Group has received any Tax Asset, the receipt of which would give rise to an obligation on the part of Buyer (for themselves or on behalf of Holdings or the other Designated Buyers) to compensate Conopco (for itself or on behalf of the Share Subscriber or the Sellers) pursuant to this Section 6.9 or whether an overprovision for Tax which would give rise to such an obligation has arisen.

(e)  Buyer Tax Actions.

(i)  Buyer (or any other Designated Buyer) in its sole discretion may make, in connection with the purchase of Shares from any Share Seller, an election under Section 338(g) of the Code.

(ii)  Without the prior written consent of Conopco, Buyer shall not, and shall not permit any of its Affiliates to, take any action on or after the Closing Date, other than in the Ordinary Course of Business (including the sale of any Assets, the distribution of any dividend or the effectuation of any redemption) and other than as provided by this Agreement, that could give rise to or increase the indemnification or other payment obligations of Conopco (for itself or on behalf of Share Subscriber or any Seller, as the case may be) under this Section 6.9.

(iii)  After the Closing, Buyer and its Affiliates (including the Companies) shall not, without the consent of Conopco, voluntarily agree to the waiver or extension of the statute of limitations relating to any Taxes of the Companies for any Pre-Closing Tax Period to the extent that Conopco is expected to bear the burden of any resulting Tax liability under the terms of this Agreement. This Section 6.9(e)(iii) shall not apply to a waiver or extension relating to state or local income or franchise Taxes for a taxable period which conforms to a taxable period that remains open for United States Federal Income Tax purposes.

(f)  Conopco Tax Actions.

(i)  Conopco shall, at Buyer’s request, join Buyer in making an election under Section 338(h)(10) of the Code and any comparable provision of state law in connection with the purchase of Shares in any eligible U.S. corporation.

(ii)  Buyer may request, in connection with the purchase of intangible assets from any Asset Seller that is a U.S. corporation, including a deemed purchase pursuant to a Section 338(h)(10) of the Code, that Conopco timely make (or cause the applicable Seller to timely make) an election under U.S. Treasury Regulation Section 1.197-2(h)(9)(iii), in which event the applicable Seller shall recognize gain on the disposition of the assets, pay U.S. income tax on such gain at the highest marginal income Tax rate, and satisfy all requirements of U.S. Treasury Regulation Section 1.197-2(h)(9), including the notification requirements set forth in subparagraph (vi) thereof. Any such request by Buyer shall be accompanied by a list of intangible assets to which such election is to apply and Buyer’s proposed allocation of Purchase Price to each such asset. Conopco shall either (A) make such election in accordance with Buyer’s request or (B) as soon as practicable after receipt of Buyer’s request notify Buyer that it has reasonably determined that one or more assets on Buyer’s list are not subject to the limitations of U.S. Treasury Regulation Section 1.197-2(h) or that Buyer’s proposed allocation is unreasonable (or both), in which event the parties shall make a good faith effort to agree on a list of assets and on an allocation for such election and Conopco shall make such election in accordance with such agreement.

(iii)  On or before the Closing Date, Conopco shall provide Buyer with a schedule that sets out the full details of all claims for Relief, appeals against assessments to Tax, and applications for the postponement or disclaimer of Taxation or of any Relief that Conopco reasonably believes at the Closing Date must be made or taken by any Company after the Closing Date but before the date that is 90 days after the

Closing Date and that, in each case, would reasonably be expected to involve Taxes in excess of $250,000.

(iv)  Without the prior written consent of Buyer, Conopco shall not, and shall not permit any of its Affiliates to, take any action on or before the Closing Date, other than in the Ordinary Course of Business (including the sale of any Assets, the distribution of any dividend or the effectuation of any redemption) and other than as provided by this Agreement, that could give rise to or increase any indemnification or other payment obligations of Buyer (for themselves or on behalf of Holdings or any other Designated Buyer, as the case may be) under this Section 6.9.

(g)  Tax Sharing Agreements.    All Tax Sharing Agreements between any member of the Unilever Group and any of the Companies shall be terminated as of the Closing Date, and after such date neither such member of the Unilever Group nor such Company shall have any further rights or liabilities thereunder against the other with respect to any Tax period.

(h)  Disputes.    If the parties disagree as to any matter under this Section 6.9, the dispute shall be submitted to the Accountant within five days of the date on which the need to choose the Accountant arises. The Accountant shall resolve any disputed items within 20 days of having the item referred to it pursuant to such procedures as it may require. The parties shall promptly act to implement the decision of the Accountant. The costs, fees and expenses of the Accountant shall be borne by each party to the extent the position of the other party is upheld.

(i)  Survival.    Notwithstanding anything herein to the contrary, the provisions of this Section 6.9 shall survive until the date that is forty-five days following the expiration of the applicable statute of limitations (and any waivers or extensions thereof).

(j)  IRS Supplemental Letter Ruling.    Each of Buyer and Conopco shall cooperate in making such modifications to the terms and conditions of this Agreement and the Ancillary Documents as may be reasonably necessary to obtain the supplemental letter ruling requested by Buyer’s letter, dated August 28, 2001 to the Internal Revenue Service; provided, however, that neither Buyer nor Conopco shall be required to make any modification that would adversely affect the CMI Business, the DiverseyLever Business or the relative rights and benefits of Buyer and Conopco hereunder (as the case may be).

(k)  VAT.

(i)  Conopco and Buyer shall use all reasonable endeavors to procure that the supply of those Assets under this Agreement which would otherwise be chargeable to VAT (but for the sale being treated, for the purposes of applicable VAT legislation, as a transfer of all or part of the assets of a business as a going concern as hereinafter mentioned) and which Conopco and Buyer consider should qualify as a transfer of all or part of the assets of a business as a going concern for the purposes of applicable VAT legislation is so treated by the relevant Governmental Authority, except that:

(A)  neither Conopco nor Buyer nor any of their Affiliates shall be required by virtue of this paragraph to make any appeal to any court against any determination of the relevant Governmental Authority that that sale does not fall to be so treated; and

(B)  in circumstances where it is open to an Asset Seller (or to any member of a VAT group of which that Asset Seller is a member), either with or without the co-operation or agreement of any other person, to make an election or to exercise an option as to whether or not the supply of a particular Asset by that Asset Seller is chargeable to VAT and the person acquiring that Asset (or any member of the VAT group of which that person is a member) would be entitled to recover (by way of a credit or repayment) an amount equal to the whole of any sum paid in respect of VAT on that supply:

(1)  the relevant Asset Seller (or member of the VAT group of which that Asset Seller is a member) will be entitled to elect or opt for the supply of that Asset to be chargeable to VAT;

(2)  the person acquiring that Asset (and any other relevant member of the VAT group of which that person is a member) will make any election or exercise any option (and make any consequent filings) that may be necessary in order to give effect to the election or option made or exercised by the Asset Seller (or member of the VAT group of which that Asset Seller is a member); provided, however, that Conopco has notified Buyer in writing no later than 15 days prior to the last date such election or option may be made or exercised under the applicable VAT legislation; and

(3)  in applying this Section 6.9(k) such Asset shall be deemed to be a Asset not referred to in this Section 6.9(k)(i).

(ii)  (A)  Buyer declares that it (or, if the Assets referred to in Section 6.9(k)(i) are acquired by another person, that other person) is or will as a result of such acquisition become a taxable person for the purposes of VAT and Buyer undertakes to ensure that Buyer or such other person is either duly registered for VAT purposes in the relevant jurisdiction or jurisdictions or a member of a group of companies for VAT purposes of which the representative member is duly registered for those purposes in the relevant jurisdiction or jurisdictions, in either case by the Closing, and Buyer declares that Buyer or such other person shall upon and immediately after the Closing use the Assets referred to in Section 6.9(k)(i) to carry on the same kind of business (whether or not as part of any existing business of Buyer or such other person) as that carried on by the relevant Asset Seller or Asset Sellers in relation to the Assets referred to in Section 6.9(k)(i) owned by such Asset Seller or Asset Sellers before the Closing.

(B)  Where Conopco or any of its Affiliates has made an election to waive an exemption from VAT in respect of any Asset or has opted for the supply of any Asset to be subject to VAT and, in order for the supply of that Asset under this Agreement to be treated as a transfer of all or part of a business as a going concern for the purposes of the applicable VAT legislation by the relevant Governmental Authority, it is necessary for the recipient of the supply of the Asset under this Agreement to make an election to waive an exemption from VAT in respect of that Asset or to exercise an option for the supply of the Asset to be subject to VAT, the Buyer undertakes that it will, or shall ensure that the relevant Designated Buyer or other appropriate member of the CMI Group will, make (and not revoke) such election or exercise (and not revoke) such option at its own cost in the manner and within the time required by the applicable VAT legislation and shall provide to Conopco a copy of such election or option and of any acknowledgement received from the relevant Governmental Authority; provided, that the Buyer shall only be under such an obligation if Conopco has notified the Buyer in writing of the need for it or the relevant Designated Buyer to make such election or exercise such option, as the case may be, no later than 15 days prior to the last date such election can be made or such option can be exercised, as the case may be, within the time required by the applicable VAT legislation for the supply of the relevant Asset to be treated as a transfer of all or part of a business as a going concern.

(iii)  Conopco or its relevant Affiliate shall request the relevant Governmental Authority so to direct in accordance with applicable VAT legislation that it may retain all those records of the DiverseyLever Business which under any relevant VAT legislation are required to be preserved after the Closing and to the extent permitted by such Governmental Authority shall retain and preserve such records. Buyer or its relevant Affiliate shall render all reasonable assistance to Conopco in connection with such a request.

(iv)  Conopco or its relevant Affiliate shall for such period as may be required by Applicable Law preserve all the records of the DiverseyLever Business that it is entitled to retain pursuant to Section 6.9(k)(iii) and, upon being given reasonable notice by Buyer or its agents, Conopco shall make those records available to Buyer or its agents for inspection or copying (at Buyer’s expense).

(v)  If, notwithstanding the provisions of Section 6.9(k)(i), the relevant Governmental Authority shall determine that VAT is chargeable in respect of the transfer of all or any of the Assets referred to in Section 6.9(k)(i) under this Agreement, Conopco shall notify Buyer of that determination within fifteen Business Days of its or its relevant Affiliate being so advised by the relevant Governmental Authority and Buyer (on behalf of the relevant Designated Buyer or Designated Buyers) shall pay to Conopco (on behalf of the relevant Asset Seller or Asset Sellers) by way of an addition to the Purchase Price a sum equal to the amount of VAT determined by the relevant Governmental Authority to be so chargeable within five Business Days of Conopco notifying Buyer of that determination (against delivery by Conopco, on behalf of the relevant Asset Seller or Asset Sellers, of an appropriate tax invoice for VAT purposes) save that Conopco (or the relevant Asset Seller) shall be responsible for and shall pay increased interest and/or penalties in relation to the VAT chargeable incurred in respect of any period following notification by the Governmental Authority to Conopco or its relevant Affiliate and shall indemnify the Buyer (or the relevant Designated Buyers) against such interest and/or penalties.

(vi)  At the Closing, Buyer (on behalf of the relevant Designated Buyer) shall pay to Conopco (on behalf of the relevant Asset Seller or Asset Sellers) by way of an addition to the Purchase Price for the Assets a sum equal to the amount of any VAT chargeable on the transfer of the Assets which are not referred to in Section 6.9(k)(i) against delivery by Conopco (on behalf of the relevant Asset Seller or Asset Sellers) of an appropriate tax invoice for VAT purposes.

(vii)  Conopco shall ensure that any Company which, prior to the Closing, is treated (for the purposes of applicable VAT legislation) as constituting, together with one or more other persons, a single taxable person in any jurisdiction (a “VAT Group”) will be excluded from that VAT Group with effect from the Closing.

(viii)  Where any part of the DiverseyLever Business is being carried on by any of the Companies which are members of a VAT Group, Conopco shall arrange for all VAT returns for such VAT Group for any period prior to the Closing to be prepared and submitted to the relevant Governmental Authority and Buyer shall procure that the relevant Company or Companies provide to Conopco or their agents all information as may be required for the preparation of such returns.

(ix)  Buyer shall procure that each Company shall promptly upon the written request of Conopco or their agents provide such information (including copies of documents, where relevant) requested by any Asset Seller to enable it to make full replies to any inquiries raised by any relevant Governmental Authority in respect of VAT returns made up to the Closing.

(l)  Limitation on Parties’ Obligations Relating to Taxes.    Neither party (or its Affiliates) shall have any obligation (i) to indemnify, reimburse, hold harmless or otherwise compensate the other party (or its Affiliates) for a breach of any provision of this Agreement, where the matter giving rise to such breach arises out of or relates to Taxes or any other amounts in respect of which, in each case, the other party (or its Affiliates) can claim against the party in breach (or its Affiliates) under this Section 6.9, or (ii) to pay to the other party (or its Affiliates) the amount of any refund, abatement or credit of Taxes to the extent that the other party (or its Affiliates) has already paid an amount relating to such refund, abatement or credit of Taxes to the other party (or its Affiliates) under any provision of this Agreement.

(m)  Joint Ventures.

(i)  Sections 6.9(a)(i), 6.9(a)(ii), 6.9(a)(iv), 6.9(a)(v) and 6.9(a)(vi) shall apply with respect to Taxes (including UK stamp duty) imposed on or Tax Assets of joint venture entities in which Buyer or Conopco (or their respective Affiliates) has an interest pro rata to the proportion of the interest held by the indemnifying party or the relevant Affiliate(s) in the relevant joint venture entity at Closing.

(ii)  Notwithstanding anything to the contrary in Section 6.9(b), the obligations of Buyer (on behalf of themselves and members of the CMI Group) and Conopco (on behalf of itself and the Sellers) under Section 6.9(b) in respect of joint venture entities in which Buyer, Seller or any of their respective Affiliates has an interest but which are not Controlled Joint Venture Entities shall be confined to using their or its reasonable best efforts to ensure the compliance with Section 6.9(b).

(iii)  For the purposes of this Section 6.9(m), the term “joint venture entities” means any Person in which Buyer, Conopco or their respective Affiliates owns or otherwise controls, directly or indirectly, less than all (not including shares held by nominees) of the outstanding shares of capital stock or other equity or similar interests.

(n)  Delayed Closing.

(i)  Notwithstanding anything to the contrary in Section 6.9(b):

(A)  With respect to each Company to which Section 3.4(d) applies, Conopco shall prepare and file (or cause to be filed) all Tax Returns where a filing in respect of a period ending after Closing is made at a time before it is known whether the Company will ultimately be the subject of a Delayed Closing, and to the extent that Buyer (or one of its Affiliates) would be liable for the Tax on such Tax Return were Delayed Closing to occur, such filing shall be subject to the prior approval of Buyer, such approval not to be unreasonably withheld or delayed;

(B)  With respect to each Company to which Section 3.4(d) applies and which has been the subject of a Delayed Closing, Conopco shall prepare and file (or cause to be filed) all Tax Returns required to be filed in respect of periods ending on or prior to the Delayed Closing and to the extent that Buyer (or one of its Affiliates) is liable for the Tax on such Tax Return, then such filing shall be subject to the prior approval of Buyer, such approval not to be unreasonably withheld or delayed.

(C)  Conopco shall procure that Buyer receives copies of each Tax Return referred to in (A) or (B) not less than 5 days prior to the date by which such Tax Return must be filed with the relevant Governmental Authority.

(ii)  If Delayed Closing does not occur in respect of Shares or Assets to which Section 3.4(d) applies or if the sale, assignment, transfer or delivery of any other Asset or any other Shares does not occur pursuant to this Agreement, no liability under this Section 6.9 shall accrue to Buyer (acting for themselves, Holdings and the other Designated Buyers) or Conopco (acting for itself, Share Subscriber and the other Sellers), in respect of such Assets or Shares and any payment under Section 6.9 in respect of a Delayed Asset or Delayed Share made by Buyer (on behalf of themselves, Holdings and the other Designated Buyers) to Conopco or any of its Affiliates or by Conopco (acting for itself, Share Subscriber and the other Sellers) to Buyer or any of its Affiliates shall be refunded upon confirmation that Delayed Closing shall not occur or that the relevant Assets or Shares will not be transferred save to the extent that such payment has been taken into account in calculating any amount payable pursuant to Section 3.4(e).

(o)  Other Agreements.    Any binding agreements between a Company and any other company or companies (including a Company) that is immediately prior to Closing, or has at any other time prior to Closing been, treated for any Tax purposes as a member of the same group of companies as that Company under which such Company is entitled to acquire or dispose of an interest in any asset or receive or provide any service from or to any such company or companies shall, if Buyer so requests no later than fifteen (15) days prior to the Closing Date, be terminated as of the Closing Date as to such Company or Companies and, after such date, such Company or Companies shall have no further rights or obligations thereunder in respect of any Post-Closing Tax Period.

6.10   Removal of Assets.    As soon as reasonably practicable, but in no event later than 180 days after the Closing, Buyer shall arrange to have the Assets and the assets of the Companies set forth on Section 4.8(b) of the DiverseyLever Disclosure Schedule which are located at the premises of a member of the Unilever Group removed from such premises. The costs of segregating and removing such Assets or assets shall be paid by Buyer (or the relevant Designated Buyer) and shall be deemed Transaction Expenses and borne as provided in Section 6.5(b).

6.11   Access to Records After Closing.    (a) Without prejudice to the provisions of Section 11.9(d) (relating to Retained Litigation), which shall prevail with respect to any Retained Litigation and any Documents related thereto, for a period of seven years after the Closing Date (or such longer period as may be required by Applicable Law or Section 9.5 of the 1996 Agreement (as defined below)), a limited number of employees and representatives of Unilever and its Affiliates (and such other Persons as are entitled to inspect and/or copy such DiverseyLever Books and Records pursuant to Section 9.5 of the Purchase Agreement, dated January 22, 1996, among Diversey Corporation, The Molson Companies Limited, Unilever Canada Limited and Unilever PLC relating to the purchase by the Unilever Group of part of the DiverseyLever Business, as amended (the “1996 Agreement”)), shall have reasonable access during normal business hours to the DiverseyLever Books and Records with respect to periods prior to the Closing Date to the extent that such access (i) may reasonably be required by such Persons in connection with matters relating to or affected by the operations of the DiverseyLever Business prior to the Closing Date and (ii) may be reasonably necessary for financial reporting and accounting matters or the defense of, prosecution of or response required under, or pursuant to, any lawsuit, action or proceeding (including any proceeding involving any member of the Unilever Group or the Companies and any Environmental Matter related to the Assets or the assets of the Companies) or in order to enable the parties to comply with their respective obligations or enforce their rights under this Agreement and the Ancillary Agreements. Buyer shall afford such access upon receipt of reasonable advance notice and during normal business hours; provided, however, that such access shall be organized in a manner as shall not unreasonably disrupt the normal operations of the CMI Business and the DiverseyLever Business taken as a whole, and, except as otherwise provided for in this Agreement, Conopco shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 6.11(a). If Buyer or any other member of the CMI Group shall desire to dispose of any of such Books and

Records prior to the expiration of such seven-year period (or such longer period as is set forth in the first sentence of this paragraph 6.11(a)), Buyer shall, prior to such disposition, give Conopco a reasonable opportunity, at Conopco’s expense, to segregate and remove such Books and Records as Conopco may elect.

(b)  For a period of seven years after the Closing Date (or such longer period as may be required by Applicable Law), a limited number of employees and representatives of Buyer and the other members of the CMI Group shall have reasonable access during normal business hours to all of the Books and Records which Conopco or any of its Affiliates may retain after the Closing Date to the extent such access (i) may reasonably be required by such Persons in connection with matters related to or affecting the operations of the DiverseyLever Business prior to the Closing Date and (ii) may be reasonably necessary for financial reporting and accounting matters or the defense of, prosecution of or response required under, or pursuant to, any lawsuit, action or proceeding (including any proceeding involving any member of the CMI Group (including the Companies) and any Environmental Matter related to the Assets or the assets of the Companies) or in order to enable the parties to comply with their respective obligations or enforce their rights under this Agreement and the Ancillary Agreements. Conopco shall afford such access upon receipt of reasonable advance notice and during normal business hours; provided, however, that such access shall be organized in a manner as shall not unreasonably disrupt the normal operations of the members of the Unilever Group taken as a whole and, except as otherwise provided for in this Agreement, Buyer and each other member of the CMI Group shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 6.11(b). If Conopco or any of its Affiliates shall desire to dispose of any of such Books and Records prior to the expiration of such seven-year period, Conopco shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such Books and Records as Buyer may elect.

(c)  Following the Closing, Conopco shall provide to Buyer, at Conopco’s cost and expense, copies of (i) the Real Property Documents, (ii) such portions of the Unilever Group’s intranet as relate exclusively to the DiverseyLever Business other than as relates to the Unilever Consumer Brands Business, (iii) the Excluded Documents, to the extent provided for in the definition thereof, and (iv) such portions of documents of the members of the Unilever Group as directly relate to the DiverseyLever Business and which are necessary for the operation of the DiverseyLever Business.

6.12   Replacement of Guaranty Obligations.    As at and following the Closing Date and without prejudice to Conopco’s rights under Section 11.1(b)(iv) or Buyer’s rights under Article XI, Buyer agrees to use its reasonable best efforts in cooperation with Conopco to substitute Buyer’s bonds, guaranties, letters of credit, indemnities, assurances, comfort letters and other arrangements similar to the foregoing for Conopco’s or its Affiliates’ bonds, guaranties, letters of credit, indemnities, assurances, comfort letters or such similar arrangements which would or do remain in force as at and after the Closing Date and to the extent given on behalf of or for the benefit of the DiverseyLever Business under the agreements set forth in Section 4.9(a)(v) of the DiverseyLever Disclosure Schedule and under such further agreements to which Conopco or any member of the Unilever Group is a party and of which Conopco notifies Buyer after the date hereof (collectively “Unilever Guarantees”); provided, however, that [**]

(b) Buyer shall not be obligated to assume, or indemnify any Unilever Indemnified Party under Section 11.(b)(iv) with respect to, any Unilever Guarantee that is not on Section 4.9(a)(v) of the DiverseyLever Disclosure Schedule if Buyer’s assumption of the Unilever Guarantees would reasonably be expected to give rise to any adverse impact on Buyer’s ability to consummate the transactions contemplated by the Financing (or to cause such transactions to be consummated), (c) Buyer shall have no liability under the Unilever Guarantees for any Costs in excess of the underlying obligations of the DiverseyLever Business and (d) Buyer shall not be required to pay any amount to any third Person or incur any costs or obligations in connection with its assumption of any Unilever Guarantee additional to such assumption other than (i) a nominal filing application or similar cost or fee, and (ii) nominal amounts to cover processing and review by third parties of such consents or amendments, including de minimis amounts of attorneys’ fees. Such substitution shall include the assumption by Buyer of, and the release, without prejudice to any rights Buyer may have under Article XI, of Conopco and its Affiliates of all of their respective obligations under, each of the Unilever Guarantees. Buyer and Conopco agree that, in relation to The Netherlands, the Unilever Guarantees shall include the guarantee given by Unilever NV pursuant to Section 403 paragraph 1 sub f Book 2 of the Dutch Civil Code in respect of those of the Companies incorporated in The Netherlands. Unilever NV shall release that guarantee at Closing and Buyer shall give or procure the giving of such guarantee or guarantees as are required in order to allow Unilever NV to release such guarantee at that time.

6.13   Non-Solicitation.    Conopco will not, and will not permit any of its Affiliates to, directly or indirectly, (a) during the two year period following Closing, solicit the employment of, attempt to employ, or employ any Transferred Employee classified Unilever work level 3 prior to Closing, (b) during the three year period following Closing, solicit the employment of, attempt to employ or employ any Transferred Employee classified Unilever work level 4 or above prior to Closing, or (c) during the period beginning on the date of this Agreement and ending on the Closing Date, solicit the employment of, attempt to employ or employ, other than in the DiverseyLever Business, any individual employed by any Company or by any member of the Unilever Group, 80% or more of whose employment and responsibilities relate to the DiverseyLever Business, including any employees whose employment responsibilities relate exclusively to the distribution, sales and marketing of the Unilever Consumer Brands Business, but excluding the Excluded Employees; provided, however, that the foregoing will not prohibit (i) hiring pursuant to a general solicitation to the public or general advertising, (ii) Conopco or one of its Affiliates that is under Unilever’s control from employing any Transferred Employee that is terminated by Buyer or any other member of the CMI Group following the Closing Date or (iii) employing any individual specified in Schedule 6.13 who exercises, without solicitation by Conopco or its Affiliates, the return to Unilever guarantee referred to in that Schedule.

6.14   Exclusivity.    From the date hereof until the Closing Date or the earlier termination of this Agreement, Conopco shall not, and shall not authorize or permit Unilever to, nor shall it authorize or knowingly permit any other member of the Unilever Group, any Company or any officer, director, employee, agent, investment banker, attorney, financial advisor or other representative of any member of the Unilever Group or any Company to, directly or indirectly (a) solicit or initiate any inquiries or the submission of any offers or proposals that constitute or may reasonably be expected to lead to an Acquisition Proposal from any third party or engage in any negotiations relating thereto or (b) provide or permit any third party making an Acquisition Proposal to have access to information regarding the DiverseyLever Business, the Companies or the Assets contained in, or of the character contained in, the DiverseyLever data room. Upon the execution of this Agreement, Conopco shall, and shall cause each member of the Unilever Group and each Company to, cease, or cause to be ceased, any discussions or negotiations with any Person in connection with any proposed or potential Acquisition Proposal and shall request the prompt return to Unilever, or destruction of, any confidential information provided in connection with any such discussions or negotiations.

6.15   Further Assurances.    From time to time, as and when requested by any party, each of the parties hereto shall, and shall cause its Affiliates to, at its expense except as otherwise expressly provided in this Agreement, including Article XI hereof, execute such documents and other instruments (including individual country assignments of the Intellectual Property) and take such further actions (subject to Section 6.6) as may be reasonably required to carry out the provisions hereof and consummate and evidence the transactions contemplated hereby or, at and after the Closing Date, to evidence the consummation of the transactions contemplated by this Agreement, including executing and delivering or causing to be executed and delivered to the other party such assignments, deeds, bills of sale, assumption agreements, consents and other instruments of transfer or assumption as the other party or its counsel may reasonably request as necessary for such purpose (it being understood that any such assignment, deed, bill of sale, assumption agreement, consent or other instrument of transfer or assumption shall not provide for any representations, warranties, obligations or liabilities that are not provided for in this Agreement), take such actions as are required to remedy any inaccuracies of the type described in the first sentence of, in the case of Conopco, Section 4.2(a), and in the case of Buyer, Section 5.2(a). Without limiting the generality of the foregoing, Conopco shall and shall cause each Seller to, at Conopco’s cost and expense (a) cooperate with Buyer to enable Buyer to record individual country assignments of the Intellectual Property (including making available accurate and complete records, to the extent such records are in the possession or under the control of any member of the Unilever Group, regarding the record and beneficial ownership of the assigned rights), (b) prepare, execute and file, using reasonable efforts to accomplish such filings reasonably promptly, such instruments and assignments as shall be necessary to record title in such rights in such member of the Unilever Group as is the beneficial owner and otherwise cure, using reasonable efforts to accomplish such cure reasonably promptly, any defects or irregularities in the chain of title for such Intellectual Property, save that these provisions shall not require a member of the Unilever Group to record title to DiverseyLever International B.V. except pursuant to any written assignment to DiverseyLever International B.V., and (c) take such actions as may be necessary to obtain the waivers of pre-emptive rights and rights of first refusal set forth in Section 4.2(c) of the DiverseyLever Disclosure Schedules.

6.16   Tax Certificates; Withholding Tax.    (a)  At Closing, Conopco shall, and shall cause each of the Sellers to furnish to Buyer (i) an affidavit of non-foreign status in the case of Sellers that are United States corporations that complies with Section 1445 of the Code and (ii) any tax clearance certificates or similar documents required by any Governmental Authority, available at or before Closing, in order to relieve Buyer (and each of the Designated Buyers on whose behalf Buyer is acting) of any obligation to withhold any portion of the Purchase Price or any adjustments to the Purchase Price (including interest thereon) (including IRS Form W-8BEN or similar documents provided for under non-United States law, but excluding any form that

Conopco or the relevant Seller is not entitled to file). Buyer (acting for themselves or the Designated Buyers) shall withhold all amounts required by Applicable Law to be withheld from the Purchase Price or adjustments thereto, including amounts required to be withheld because Conopco cannot obtain a withholding certificate prior to the time such withholding is required.

(b)  At Closing, Buyer shall, and shall cause each Designated Buyer to, furnish Conopco any tax clearance certificates or similar documents required by any Governmental Authority (and available at or before Closing) in order to relieve Conopco (acting on behalf of the Share Subscriber or the Sellers) of any obligation to withhold any portion of the Subscription Payment or any adjustments to the Purchase Price (including interest thereon).

6.17   The Financing.

(a)  Buyer shall use its reasonable best efforts (including preparing the necessary offering and other marketing materials, participating in due diligence and marketing efforts and negotiating definitive loan documentation therefor providing for terms no more onerous than those set forth in the Bank Commitment or the Bridge Commitment, as the case may be) to obtain the Financing by Closing; provided, however, that Buyer shall not be required to enter into or effect any Financing on terms materially less favorable to Buyer than those set forth in the Bank Commitment or the Bridge Commitment, as the case may be, or otherwise on any other terms that are not reasonably acceptable to Buyer. Subject to the provisions of this Section 6.17(a), Buyer acknowledges that it will exercise its reasonable best efforts pursuant to this Section 6.17(a) by supporting the calculation of the “consolidated adjusted EBITDA” as used in the Commitments using the adjustments set forth on Attachment 2 attached to the Bridge Commitment (including for the sales agency arrangements); provided that (1) written explanations and other detailed support (the “Supporting Information”) for the EBITDA adjustments of the DiverseyLever Business shall have been provided to the Buyer and such Supporting Information is reasonably satisfactory to the Buyer; (2) the appropriate modifications due to passage of time for each subsequent LTM Period shall have been made and agreed to by the Buyer; (3) any other changes to such EBITDA adjustments shall be subject to the approval of the Buyer; and (4) the accountants of the Company and the DiverseyLever Business shall have agreed to provide acceptable levels of comfort for each adjustment, to be determined in the reasonable discretion of the lenders, and the lenders shall have received written evidence thereof; provided that no such comfort shall be provided on the “net corporate cost adjustment” or the estimated ongoing costs included therein (other than on the “gross” corporate cost amount from which such net adjustment is derived). This Section shall have no effect on any other provisions of this Agreement or have any collateral impact, including under Section 4.4 and Schedule 3.8. Buyer’s obligations pursuant to this Section shall be subject to the exercise of due diligence by Buyer and compliance by Buyer with requirements of Applicable Law, including the U.S. securities laws.

(b)  Buyer shall not amend, supplement or modify the terms or conditions of the Commitments (i) in a manner that would have a material adverse effect on Conopco’s obligations under the Unilever Financing Agreement or (ii) so as to cause the Total Leverage Ratio (as defined in the Bank Commitment) to exceed 4.6.

(c)  Buyer hereby agrees to deliver to Conopco definitive credit agreements and related documentation relating to the Bank Commitment and the Bridge Commitment, as and when executed.

(d)  In the event that the Bank Commitment or the Bridge Commitment, or either of them, are terminated for any reason other than as a result of Conopco’s breach of Sections 6.5, 6.6, 6.7, 6.15 and 6.17(e), Buyer will use its reasonable best efforts, until the Walk-Away Date, to obtain alternate financing for the transactions contemplated by this Agreement as soon as practicable on terms reasonably acceptable to Buyer, but Buyer shall not be required to enter into or effect any alternate financing on terms or conditions which would be, in its reasonable judgment, materially less favorable to Buyer than those in the Bank Commitment or the Bridge Commitment, as the case may be; provided, however, that if the Bank Commitment or the Bridge Commitment, or either of them, expire or are terminated or the financing described in Section 8.3(g) cannot be consummated on account of Conopco’s breach of this Agreement or the failure of the representations and warranties of Conopco to be true and correct, Conopco shall pay (x) all reasonable out-of-pocket costs incurred by Buyer in attempting to obtain such alternate financing, and (y) all reasonable commitment or similar fees for obtaining such alternate financing, but, as to (y) only, in amounts not in excess of those amounts previously paid for the Bank Commitment or the Bridge Commitment, as the case may be (less any refunds, rebates, reimbursements or credits for such commitment or similar fees). If the Bank Commitment or the Bridge Commitment expires or is terminated for any reason, Buyer will promptly notify Conopco of such expiration or termination and the reasons therefor.

(e)  Conopco shall, and shall cause the Companies and the other members of the Unilever Group to, reasonably cooperate with and assist Buyer in all reasonable respects in the obtaining of the Financing and the preparation of the Disclosure/Offering Documents; provided that, except as otherwise provided in this Agreement or the Unilever Financing Agreement, such cooperation and assistance will not require (i) Conopco, the Companies or any other member of the Unilever Group to make any representation or warranty, enter into any agreement, incur any liability or other obligation (other than its own reasonable out-of-pocket costs in rendering such cooperation and assistance, including those associated with the use by such Person, at its election, of its own advisors, including legal and financial advisors), or (ii) representatives of Conopco, the Companies or any other member of the Unilever Group (other than a limited number of employees of the DiverseyLever Business) to participate in any roadshows or other investor or lender meetings. Without limiting the foregoing, Conopco shall provide Buyer with the audited and unaudited financial statements relating to the DiverseyLever Business and the Unilever Consumer Brands Business described in Section 4.4(c), (d) and (e) within the period described in Section 6.21, and, to the extent required to be or customarily included in documents for the transactions or submissions similar to those contemplated by the definition of the term “Disclosure/Offering Documents,” selected financial information (with respect to periods covered by and derivable from such financial statements) and statistical information with respect to the DiverseyLever Business and the Unilever Consumer Brands Business and the Unilever Consumer Brands Business for any periods prior to the Closing Date. Conopco shall also provide to Buyer such additional audited and unaudited financial statements relating to the DiverseyLever Business and the Unilever Consumer Brands Business as Buyer shall advise Conopco it will require for inclusion in the Disclosure/Offering Documents as a result of the Closing not having occurred by December 31, 2001 as, and at such times as, are set forth on Schedule 6.17(e) attached hereto. In addition, Conopco shall make appropriate personnel of Conopco and of the DiverseyLever Business reasonably available (upon reasonable advance notice to permit scheduling) and during normal business hours to review, comment upon and discuss such financial statements of the DiverseyLever Business and the Unilever Consumer Brands Business, selected financial information (with respect to periods covered by and derivable from such financial statements) and such statistical information, the management’s discussion and analysis of the results of operations and cash flows of the DiverseyLever Business and the Unilever Consumer Brands Business for any periods prior to the Closing Date, and such other matters relating to the DiverseyLever Business and the Unilever Consumer Brands Business (as they existed prior to the Closing Date) as shall be included in the Disclosure/Offering Documents, in each case to the extent customarily included or reasonably required for a successful marketing, in the judgment of the initial purchasers of the High Yield Notes or the lenders of the Financing. Conopco shall also use its reasonable best efforts to facilitate any due diligence conducted by third parties on the DiverseyLever Business and the Unilever Consumer Brands Business in connection with the Financing or the offering or resale of the Notes or the High Yield Notes and will use its reasonable best efforts to cause Conopco’s Accountants to deliver customary “comfort” letters in connection with such financial statements of the DiverseyLever Business and the information with respect to the DiverseyLever Business and the Unilever Consumer Brands Business included in the offering documents related to the Rule 144A Offering or the offering or resale of the Note and, if and to the extent necessary to market and sell the High Yield Notes outside of North America, to deliver a customary “long form” due diligence report on the DiverseyLever Business and to make appropriate personnel of such auditors reasonably available (upon reasonable advance notice to permit scheduling) and during normal business hours to discuss such financial information relating to the DiverseyLever Business and the Unilever Consumer Brands Business included in the Financing documents and the offering documents related to the Rule 144A Offering or the offering or resale of the Note. Any and all costs incurred in connection with the delivery of such “comfort” letters and “long form” due diligence report, if any, shall be paid as to 10/13 by Buyer, on the one hand, and as to 3/13 by Conopco, on the other hand. Conopco shall use its reasonable best efforts to cause its independent auditors to furnish such consents as may be necessary for the inclusion of such financial statements of the DiverseyLever Business audited by them in the Disclosure/Offering Documents and, subject to Section 6.7, will take such actions and provide Buyer and its advisors such reasonable access to information related to the DiverseyLever Business and the Unilever Consumer Brands Business as is reasonably required to enable Buyer to consummate the Financing. Conopco shall also execute and deliver at Closing such instruments of discharge and other appropriate documents, in form and substance reasonably acceptable to Buyer, discharging all loans or other obligations for Indebtedness owed by any of the Companies to any member of the Unilever Group, duly executed by such member of the Unilever Group as may be reasonably required, in the judgment of the senior lenders, in order to consummate the Financing.

(f)  For the avoidance of doubt, Buyer shall have no liability under this Agreement, including this Section 6.17, relating to the Financing or the Rule 144A Offering or the failure to obtain or satisfy conditions under the Financing or the Rule 144A Offering to the extent relating to or arising out of the failure of Conopco to perform its obligations under this Agreement, or the failure of Conopco to deliver information requested by, or to satisfy a condition of, the lenders involved in the Financing.

6.18   Confidentiality.    (a)  Conopco shall, and shall cause each member of the Unilever Group and their officers, employees, representatives, consultants and advisors to, hold in confidence and not use any confidential information which remains after Closing in the possession of Conopco or any member of the Unilever Group to the extent it relates exclusively to the DiverseyLever Business or the Assets; provided, however, that nothing in this Section 6.18(a) shall limit any member of the Unilever Group’s rights under the Transferred Technology License Agreement; provided, further, that nothing in this Section 6.18 shall limit in any way the provisions of the Non-Competition Agreement. Conopco shall not, and shall cause each member of the Unilever Group and their officers, employees, representatives, consultants and advisors not to, release or disclose any confidential information to any Person other than Buyer and its authorized representatives. Notwithstanding the foregoing, the confidentiality obligations of this Section 6.18(a) shall not apply to information:

(i)  which Conopco or any member of the Unilever Group or any of their respective officers, employees, representatives, consultants or advisors is required to disclose by judicial or administrative process, or by other requirements of Applicable Law or any Governmental Authority; provided that where and to the extent practicable the disclosing party gives the other party reasonable notice of any such requirement and the opportunity to seek appropriate protective measures and cooperates with such party in attempting to obtain such protective measures;

(ii)  which becomes available to the public other than as a result of a breach of this Section 6.18(a) or the Confidentiality Agreements;

(iii)  which has been provided to Conopco, any member of the Unilever Group or any of their respective officers, employees, representatives, consultants or advisors by a third party who obtained such information other than from such Person or other than as a result of a breach of this Section 6.18(a) or the Confidentiality Agreements;

(iv)  disclosed on a strictly confidential basis to Conopco’s or Unilever’s professional advisors, auditors and investment bankers provided that Conopco shall be liable for any failure by such Person to keep such information strictly confidential; or

(v)  required to enable Conopco to enforce its rights hereunder.

(b)  Without prejudice to the Confidentiality Agreements, Buyer shall cause each member of the CMI Group and each of the Companies to hold in confidence and not disclose to any Person (other than a member of the CMI Group on a confidential basis) any Connectivity Know-How; provided, however, that Buyer shall be permitted to use the Connectivity Know-How so long as Buyer complies with the requirements of this Section 6.18(b). Notwithstanding the foregoing, the confidentiality obligations of this Section 6.18 shall not apply to information:

(i)  which Buyer or any member of the CMI Group or any of their respective officers, employees, representatives, consultants or advisors is required to disclose by judicial or administrative process, or by other requirements of Applicable

Law or any Governmental Authority; provided that where and to the extent practicable the disclosing party gives the other party reasonable notice of any such requirement and the opportunity to seek appropriate protective measures and cooperates with such party in attempting to obtain such protective measures;

(ii)  which becomes available to the public other than as a result of a breach of this Section 6.18(b) or the Confidentiality Agreements;

(iii)  which has been provided lawfully to Buyer, any member of the CMI Group or any of their respective officers, employees, representatives, consultants or advisors by a third party who obtained such information other than as a result of a breach of any confidentiality obligation;

(iv)  disclosed on a strictly confidential basis to Buyer’s professional advisors, auditors and investment bankers provided that Buyer shall be liable for any failure by such Person to keep such information strictly confidential; or

(v)  required to enable Buyer to enforce its rights hereunder.

6.19   Bulk Transfer Laws.    Buyer hereby waives compliance by the Sellers with the laws of any jurisdiction relating to bulk transfers which may be applicable in connection with the transfer of the Assets to Buyer or any Designated Buyer.

6.20   Misdirected Payments.    (a)  Conopco shall cause each Asset Seller to, as soon as reasonably practicable after receipt thereof, pay to Buyer (on behalf of the relevant Designated Buyer) an amount equal to any amount which it actually receives after the Closing Date or the date of a Delayed Closing, as the case may be, to the extent that such amount is owned by Buyer (or the relevant Designated Buyer) and was comprised within or was represented by or related to any of the assets of the Companies or the Assets in each case, sold at Closing or a Delayed Closing, as the case may be, pursuant to this Agreement.

(b)  Buyer shall, as soon as reasonably practicable after receipt thereof, pay to the relevant member of the Unilever Group an amount equal to any amount which any member of the CMI Group or any Company actually receives after the Closing Date or the date of a Delayed Closing, as the case may be, to the extent that such amount is owned by any member of the Unilever Group and was not part of the Assets or the assets of the Companies, in each case, sold at Closing or a Delayed Closing, as the case may be, pursuant to this Agreement.

6.21   Interim Period Deliveries of Conopco and Related Matters.    Conopco shall deliver to Buyer a true and complete copy of each of the Schedules listed below on or before the earlier of the Closing and the date specified under the column “Date of Delivery” below. Each such Schedule will be incorporated into this Agreement and will be deemed to have been so incorporated from and after the date of this Agreement for the purposes of the representations and warranties made by Conopco (acting for itself and on behalf of the Sellers) on the date hereof and on the Closing Date pursuant to the relevant Section(s) of Article IV hereof described under the heading “Schedule Reference” below.

Schedule Reference	Subject Matter of Schedule	Date of Delivery
4.1(a)—Part 1	A list of the jurisdictions in which each Company is licensed or qualified as a foreign corporation or other type of entity.	By January 7, 2002
4.1(a)—Part 2	Copies of the Constituent Documents of each Company that is, directly or indirectly, wholly-owned by Unilever.	By January 7, 2002
4.4(c)	Copies of the Audited DiverseyLever Financial Statements.	January 15, 2002
4.4(d) and (e)	Copies of the Additional DiverseyLever Financial Statements.	January 15, 2002
4.7(a)	A list of all Owned Real Property other than Material Owned Real Property.	By January 7, 2002
4.7(b)-1
A list of all leases or subleases pursuant to which any Company or, with respect to the DiverseyLever Business, any Asset Seller uses, occupies, leases or subleases facilities from or with any other member of the Unilever Group.

By January 7, 2002
4.7(b)-2	A list of all Leased Real Property other than Material Leased Real Property.	By January 7, 2002
4.8(b)
A description of Assets and assets of the Companies with an individual per asset net book value in excess of $1,000,000 (other than Intellectual Property and Assets which in the Ordinary Course of Business are in the possession of customers) that will be, as of the Closing Date, located elsewhere than at the Real Property.

By January 7, 2002
4.9(a)(i)
A list of all Contracts with any Governmental Authority (other than Authorizations) relating to the conduct of the DiverseyLever Business binding upon any Company or any Asset Seller or to which any Company or any Asset Seller is a party that are not set forth on Section 4.9(a)(i) or 4.9(a)(ii) of the DiverseyLever Disclosure Schedule.
By January 7, 2002

Schedule Reference	Subject Matter of Schedule	Date of Delivery
4.9(a)(v)
A list and copies of any bonds, debentures, charges, warranties, mortgages or agreements of guarantee, assurance or indemnification, letters of credit or comfort letters and other arrangements similar to the foregoing in which any Company or, with respect to its conduct of the DiverseyLever Business, any member of the Unilever Group acts as surety, guarantor or indemnitor with respect to any obligation (fixed or contingent) covering amounts in excess of $250,000 that are not set forth on Section 4.9(a)(v) of the DiverseyLever Disclosure Schedule.

By January 7, 2002
4.9(a)(xvi)	A list and copies of any lease or sublease of any Owned Real Property or any sublease of any Leased Real Property other than Material Owned Real Property and Material Leased Real Property.	By January 7, 2002
4.11(c)	The list of historical litigation matters referred to in Section 4.11(c).	By January 7, 2002
4.11(d)	The list of indemnity matters referred to in Section 4.11(d).	By January 7, 2002
4.13(g)
All material environmental, health and safety assessments, audits, investigations or other reports relating to the DiverseyLever Business not in the possession or control of Conopco, but which are otherwise in the possession or control of a Company or a member of the Unilever Group and have been prepared since January 1, 1995 by, for or on behalf of any Company or any member of the Unilever Group (with respect to its conduct of the DiverseyLever Business).

60 days following the date hereof
6.21(a)(ii)	A list of each Unilever Consumer Brands Product.	By January 7, 2002
6.21(a)(iii)
Evidence of the filing of the chain of title for the DiverseyLever Intellectual Property Assets being vested in such member of the Unilever Group as is the beneficial owner as required by Section 6.15(b).

Reasonably promptly after the date of this Agreement.
6.21(a)(iv)	Copies of all written standards of operation and compliance referred to in clause (c) of the definition of “Environmental Laws.”	January 7, 2002

6.22   Finalization of Arrangements.    Conopco and Buyer each acknowledge that certain schedules and exhibits to and other provisions of, the Ancillary Agreements have been prepared in an attempt to identify the required information, but are not complete. Prior to Closing, Buyer and Conopco shall, and shall cause other members of the Unilever Group and the CMI Group, as the case may be, to, negotiate in good faith such schedules, exhibits and other provisions of the Ancillary Agreements, in each case, that remain to be completed or otherwise need to be amended to comply with Applicable Law in each relevant jurisdiction, including with respect to the Transitional Services Agreement, Supply Agreement and Agency Agreement, subject to and in accordance with any specific directions as to methodology in the relevant Ancillary Agreement to ensure that, so far as possible, the DiverseyLever Business continues to be operated after the Closing consistent with the same general manner in which it was operated immediately prior to the date of this Agreement (except for such changes as are expressly contemplated by the Ancillary Agreements).

6.23   Insurance.    Without prejudice to the transfer of those Assets specified in clause (xiv) of the definition of “Assets” in Section 1.1 and subject to Section 3.4(d) and Section 11.3(f), Buyer acknowledges and agrees (on behalf of themselves and each other member of the CMI Group) that upon Closing all insurance coverage provided to any of the Companies or to any other member of the Unilever Group in relation to the DiverseyLever Business pursuant to policies maintained by the Unilever Group (whether such policies are maintained with third party insurers or with other members of the Unilever Group) shall cease.

6.24   Termination Payments.    In the event that any payment is required to be made by Conopco or any other member of the Unilever Group to any member of the CMI Group under the Commercial Agents Directive (or any Applicable Law with similar effect) on termination in whole, or in part, of the Agency Agreement that is a payment in excess of the payments which Conopco or any other member of the Unilever Group are required to make to any member of the CMI Group pursuant to the express terms of the Agency Agreement, Buyer shall, or shall cause the relevant member(s) of the CMI Group to, as soon as reasonably practicable but in no event later than ten Business Days after such payment has been made by Conopco or such other member of the Unilever Group, pay an amount equal to the amount of such payment, in the same currency of such payment, to Conopco on behalf of the relevant member of the Unilever Group. For purposes of this Section 6.24, “Commercial Agents Directive” shall mean the Directive of the Council of the European Communities of December 18, 1996 on the coordination of laws of the Member States relating to self-employed commercial agents (86/653/EEC) and any law or regulation implementing the same in any Member State of the European Union, as from time to time in effect.

6.25   Maintenance of Corporate Existence.    Buyer agrees that it shall maintain the corporate existence of Lever Industrial Limited through January 1, 2003.

ARTICLE VII

CERTAIN PRE-CLOSING ACTIONS

7.1   Shared Facilities.

(a)  Preliminary Data.    Conopco has advised Buyer that, at certain properties where Conopco or its Affiliates presently conduct the DiverseyLever Business, Conopco or its

Affiliates also conduct business operations that are not part of the DiverseyLever Business (collectively, “Excluded Operations”). Conopco acknowledges that Conopco has not yet advised Buyer of all of the properties where the DiverseyLever Business and Excluded Operations are both conducted (collectively, “Shared Facilities”), the nature of each Shared Facility (including whether it is leased or owned, and the particular use of such Shared Facility), and the extent to which the DiverseyLever Business and the Excluded Operations may be physically segregated or may be combined or interdependent. A preliminary list of Shared Facilities, however, has been provided by Conopco and is set forth in Schedule 7.1(a) (the “Preliminary Shared Facility List”). To the extent that the Preliminary Shared Facility List sets forth a proposal to be implemented in relation to a Shared Facility the proposal specified on the Preliminary Shared Facility List shall apply, and such proposal shall be implemented at Closing.

(b)  Identification of Shared Facilities.    On or prior to January 7, 2002, Conopco shall deliver to Buyer an accurate and complete schedule of each Shared Facility, which schedule shall include (i) the address of the Shared Facility; (ii) the type and nature of both the DiverseyLever Business and Excluded Operations conducted therein; (iii) an indication of whether any structure within the Shared Facility is currently occupied or used for both the DiverseyLever Business and the Excluded Operations and whether the space for each is presently separately demised and secured; (iv) which Shared Facilities have DiverseyLever Business operations that presently receive or require any utilities, services or supplies (including electricity, gas, water, steam, waste treatment or disposal, fire suppression, process chemicals or commodities or computer or information technology services or assets) supplied by Conopco or its Affiliates, and, if so, whether such utilities, services or supplies are provided under third party contracts, governmental approvals or technology which are not being sold to and will not be under the exclusive ownership and control of Buyer as of the Closing (collectively, the “Support Services”); (v) in respect of any Shared Facility for which a proposal is not specified on the Preliminary Shared Facility List, those Shared Facilities where Conopco proposes to segregate and divide the DiverseyLever Business operations prior to the Closing in accordance with the principles established in Section 7.1(e); (vi) whether the use of the Shared Facility by the DiverseyLever Business is the predominate use of such Shared Facility and the basis for such determination, and (vii) a proposal as to whether any such Shared Facility should be the subject of this Section 7.1 or should be covered by the Transitional Services Agreement or a Supply Agreement.

(c)  Cooperation and Access.    Prior to the Closing, to the extent reasonably required to implement the provisions of this Section 7.1 and subject to Section 6.7, Conopco shall cooperate in good faith with Buyer and use all reasonable best efforts, as Buyer may request, to provide promptly to Buyer all information in the possession or control of Conopco or its Affiliates or otherwise reasonably available to Conopco or its Affiliates related to the Shared Facilities, all aspects of the interrelationship and interdependency of the DiverseyLever Business and the Excluded Operations at each Shared Facility (including, without limitation, the Support Services), and the historical and current costs of the operation of the Shared Facilities and the Support Services, together with the basis for allocating such costs between the DiverseyLever Business and the Excluded Operations. Conopco’s efforts under this Section 7.1(c) shall include, without limitation, conducting tours and inspections of each Shared Facility for Buyer and Buyer’s lawyers, engineers and consultants promptly in each case as Buyer may request and making available to Buyer and Buyer’s representatives for interviews and discussion all personnel of Conopco or its Affiliates with knowledge of the particular Shared Facility or its operation or of the Support Services.

(d)  Adopting Facility Plans.    As Buyer determines that it has sufficient background information in each case to make such discussions useful, at Buyer’s request, Conopco shall meet promptly with Buyer prior to Closing to negotiate in good faith a plan for the treatment and future operation of each Shared Facility from and after the Closing as contemplated by the remaining provisions of this Section 7.1. That portion of a Shared Facility that is allocated to the operation of the DiverseyLever Business is hereinafter referred to as the “Buyer’s Facilities.”

(e)  Shared Manufacturing Facilities.

(i)  In respect of any Shared Facility for which a proposal is not specified on the Preliminary Shared Facility List, Buyer and Conopco shall consider, as an initial matter, whether a physical division of a Shared Facility used for manufacturing or research and development purposes (a “Shared Manufacturing Facility”) is, in all circumstances, practical and economic as determined in accordance with the criteria set forth in subsection (ii) of this Section 7.1(e).

(ii)  The division of a Shared Manufacturing Facility shall be treated as practical and economic if all of the following criteria are met:

(1)  The Shared Manufacturing Facility can be modified as necessary no later than six months after the Closing;

(2)  The modification will enable Buyer to conduct the DiverseyLever Business and Conopco or its Affiliates to conduct the Excluded Operations in the Shared Manufacturing Facility in a safe, prudent and secure manner between the Closing and the completion of such modifications;

(3)  The modification will enable the DiverseyLever Business to be conducted within the Buyer’s Facilities and the Excluded Operations to be conducted within the remainder of the Shared Manufacturing Facility in a manner which is at least equivalent in function to the conditions that existed at the date of the Agreement, and at no greater operating cost than that incurred by Conopco or its Affiliates, or the DiverseyLever Business prior to the date of this Agreement (excluding any increase in operating costs arising in the ordinary course of business), and without requiring any additional capital investment by Buyer;

(4)  The modifications will not require any additional approvals of any Governmental Authority, including, without limitation, necessary permits, for the conduct of the DiverseyLever Business in the Buyer’s Facilities or for the conduct of the Excluded Operations in the remainder of the Shared Manufacturing

Facility other than, with respect to the DiverseyLever Business, those obtained at terms no less favorable to Buyer than those which applied to the DiverseyLever Business prior to such modification, and, with respect to the Excluded Operations, those obtained at terms no less favorable to Conopco or its Affiliates than those which applied to the Excluded Operations prior to such modification; and

(5)  The modifications will not subject Conopco or its Affiliates, Buyer, the Buyer’s Facilities or the DiverseyLever Business to any increased liability.

(iii)  To the maximum extent that the Shared Manufacturing Facilities, together with the relevant DiverseyLever Business operations and Excluded Operations, can be modified prior to the Closing or within a reasonable time thereafter, in accordance with the criteria set forth in subsection (ii) of this Section 7.1(e), to permit the Buyer’s Facilities to be owned or leased, and operated, by Buyer or the relevant Designated Buyers completely independent of the Excluded Operations, Conopco shall complete or shall cause its relevant Affiliates to complete such modifications and shall segregate and divide, at Conopco’s and Buyer’s joint expense, with Buyer responsible as to 10/13 of such expense, on the one hand, and Conopco responsible as to 3/13 of such expense, on the other hand, the Shared Facilities with respect to the DiverseyLever Business. Such modifications and division shall be subject to Buyer’s approval (which approval shall not be unreasonably withheld or delayed). If such Shared Manufacturing Facility constitutes Owned Real Property, then, to the maximum extent possible and subject to Buyer’s approval, following such modification and division, Conopco or the relevant Affiliates shall convey the Buyer’s Facilities to Buyer or the relevant Designated Buyer, as the case may be, so that Buyer or the relevant Designated Buyer, as the case may be, shall own Buyer’s Facilities in fee simple or an equivalent form of ownership as recognized in the jurisdiction in which the relevant Shared Manufacturing Facility is located. If such Shared Manufacturing Facility constitutes Leased Real Property leased from an unrelated third party (a “Third Party Lessor”), then, following such modification and division, Conopco and Buyer shall use all reasonable efforts to cause the Third Party Lessor of such Shared Manufacturing Facility to enter into a lease directly with, or to grant an equivalent occupancy right directly to, Buyer or the relevant Designated Buyer with respect to Buyer’s Facilities. If any such modification and division cannot be completed by Closing, then, pending the completion of such modification and division, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide Buyer or the relevant Designated Buyer the profits and other benefits and liabilities of use or ownership of Buyer’s Facilities (and related liabilities).

(iv)  Subject to the terms of any existing lease in respect of any Shared Manufacturing Facility which constitutes Leased Real Property, both the proposed structure of Buyer’s or any Designated Buyer’s ownership or lease, and occupancy, of any Shared Manufacturing Facility pursuant to this Section 7.1(e) and the documentation (the “Segregation Documents”) to be delivered at the Closing (or within a reasonable time thereafter as provided in Section 7.1(e)(iii) above) to implement such proposed ownership and occupancy structure shall:

(1)  grant Buyer or the relevant Designated Buyer, as the case may be, permanent rights not subject to termination (other than due to Buyer’s (or the relevant Designated Buyer’s) default or the expiration of the term (other than upon a default by Conopco or its Affiliate) of any underlease or master lease with a Third Party Lessor), rejection in bankruptcy, or avoidance under Applicable Laws;

(2)  be sufficient to permit Buyer or the relevant Designated Buyer, as the case may be, to realize Tax and accounting treatment and benefits equivalent to that which Buyer or the relevant Designated Buyer, as the case may be, would have realized after the Closing if such manufacturing facility had not been a Shared Manufacturing Facility;

(3)  allow Buyer or the relevant Designated Buyer, as the case may be, to grant a mortgage or similar lien on Buyer’s Facilities to a commercial mortgage lender or otherwise pledge Buyer’s Facilities as collateral for loans in accordance with customary commercial lending practices, including in connection with the Financing or any Refinancing (as defined in the Stockholders’ Agreement); and

(4)  be sufficient to not adversely affect the value that Buyer or the relevant Designated Buyer, as the case may be, would derive from a subsequent sale to a third party of Buyer’s Facilities or the underlying assets used in the operation of the DiverseyLever Business at such Shared Manufacturing Facility.

(v)  Any Shared Manufacturing Facility in respect of which physical division is not, in all the circumstances, practical and economic shall not be divided, and the parties shall enter into a Supply Agreement in respect of the same.

(f)  Office and Warehouse Spaces.    To the extent that the use of any Shared Facility for the conduct of either the DiverseyLever Business or the Excluded Operations consists solely of the occupancy of space for offices, warehouses and incidental related uses, segregation may be achieved at Closing by one of the following methods and not pursuant to Section 7.1(e):

(i)  with the prior consent of Conopco, by relocating the Excluded Operations to a location other than the Shared Facility, so long as such relocation does not result in increased operating or occupancy costs with respect to the DiverseyLever Business or the Excluded Operations;

(ii)  with the prior consent of Buyer, by relocating the DiverseyLever Business to a location other than the Shared Facility, so long as such relocation does not result in increased operating or occupancy costs with respect to the DiverseyLever Business or the Excluded Operations;

(iii)  in the case of office space in respect of which the space occupied by each of the DiverseyLever Business, Conopco or its relevant Affiliates is distinct in material respects, by co-occupying such Shared Facility pursuant to a Shared Facility Lease pursuant to Section 7.1(g) below;

(iv)  in the case of office space in respect of which the space occupied by each of the DiverseyLever Business, Conopco or its relevant Affiliates is not distinct in material respects, by inclusion of the provision of office space services at the relevant Shared Facility in the Transitional Services Agreement;

(v)  in the case of warehouse space in respect of which the space, systems and employees used by each of the DiverseyLever Business, Conopco or its relevant Affiliates is distinct, by co-occupying such Shared Facility pursuant to a Shared Facility Lease pursuant to Section 7.1(g) below; or

(vi)  in the case of warehouse space in respect of which the space, systems and employees used by each of the DiverseyLever Business, Conopco or its relevant Affiliates is not distinct, by inclusion of the provision of warehouse services at the relevant Shared Facility in the Transitional Services Agreement.

(g)  Co-Occupied Facilities.    If a Shared Facility is used for office or warehouse purposes and if the DiverseyLever Business or the Excluded Operations will not be relocated as described in Section 7.1(f)(i) and (ii), then, prior to Closing, Conopco and Buyer shall negotiate, and at Closing, Conopco or its relevant Affiliate and Buyer or the relevant Designated Buyer shall enter into, a lease or sublease (or an equivalent occupancy or suboccupancy agreement if leases or subleases are not recognized in the relevant jurisdiction) (a “Shared Facility Lease”) which shall permit both Buyer or the relevant Designated Buyer to continue to occupy Buyer’s Facilities within the Shared Facility after Closing for the operation of the DiverseyLever Business and Conopco or its Affiliate to continue to occupy the remainder of the Shared Facility after Closing for the operation of the Excluded Operations. To the maximum extent reasonably possible, Conopco shall cause Buyer’s Facilities to be separately demised and, if necessary to protect the health or safety of either party, physically separated from the Excluded Operations, at Conopco’s or the relevant Conopco Affiliate’s and Buyer’s or the relevant Designated Buyer’s joint cost and expense, with Buyer or the relevant Designated Buyer responsible as to 10/13 of such cost and expense, on the one hand, and Conopco or the relevant Conopco Affiliate responsible as to 3/13 of such cost and expense, on the other hand, so that Buyer’s or the relevant Designated Buyer’s operation of the DiverseyLever Business may be conducted within Buyer’s Facilities independent of the Excluded Operations. Each Shared Facility Lease shall be negotiated between the parties in good faith, on an arms-length basis and on reasonable commercial terms. The initial term of any Shared Facility Lease relating to offices shall be one year, and the initial term of any Shared Facility Lease relating to warehouses shall be two years (or, in either case, for the duration of Conopco’s, its relevant Affiliate’s or the

DiverseyLever Business’ interest in the relevant Shared Facility (less three days) if shorter), with Buyer or the relevant Designated Buyer having an option to extend the term of each Shared Facility Lease for one additional year (or for the duration of Conopco’s, its relevant Affiliate’s or the DiverseyLever Business’ interest in the relevant Shared Facility (less three days) if shorter). Each Shared Facility Lease for real property owned by a member of the Unilever Group shall also grant Buyer or the relevant Designated Buyer the right to terminate such Shared Facility Lease, without penalty, upon not less than sixty days prior notice. The rent or other similar payments to be paid by Buyer or the relevant Designated Buyer to Conopco or its relevant Affiliate under any Shared Facility Lease shall be based upon the amount allocated in the DiverseyLever Management Financial Statements as charges by Conopco or its Affiliate for the occupancy of the Buyer’s Facilities and the operation of the DiverseyLever Business within the Shared Facility, subject to any changes in operating costs arising in the Ordinary Course of Business. In addition, the Shared Facility Lease shall be subject to the criteria set forth in subsections (3) through (5) of Section 7.1(e)(ii) above and shall otherwise be mutually acceptable to Conopco and Buyer acting reasonably. A Shared Facility Lease which is an underlease or sublease will follow the form of the relevant headlease or master lease (other than in respect of the amount of rent) insofar as is reasonably appropriate. Further, in any instance in which Conopco or its relevant Affiliate derives its occupancy rights to a Shared Facility from a Third Party Lessor, and to the extent customary or reasonably available in the relevant jurisdiction, Conopco shall deliver to Buyer at Closing a legally binding assurance from the Third Party Lessor that, in the event that Conopco or its relevant Affiliate defaults under its lease or occupancy agreement with the Third Party Lessor, the Third Party Lessor will honor Buyer’s or the relevant Designated Buyer’s rights to occupy Buyer’s Facilities under the Shared Facility Lease upon the same terms and conditions as contained therein.

(h)  Associated Rights.    To the extent that any appurtenant rights, including utility facilities, pipelines, railroad spur tracks, paved driveways, easements, rights of way, parking spaces, common areas and similar rights or facilities are located within the Buyer’s Facilities or the remainder of the Shared Facility and which are necessary or appropriate to the continued operation of the remainder of the Shared Facility or Buyer’s Facilities, as the case may be, or were otherwise used by the DiverseyLever Business or the Excluded Operations or their respective personnel prior to the Closing (collectively, “Associated Rights”), Conopco or its relevant Affiliate shall grant to Buyer or the relevant Designated Buyer, and, if applicable, Buyer or the relevant Designated Buyer shall grant to Conopco or its relevant Affiliate, at the Closing perpetual easements (or, in the case of Leased Real Property, easements for so long as Buyer or the relevant Designated Buyer (or another member of the CMI Group) or Conopco or its relevant Affiliate, as the case may be, shall occupy such Leased Real Property) or other rights to use the Associated Rights, on terms reasonably satisfactory to Buyer and Conopco (which shall be no less favorable than those in effect prior to the Closing), to provide Buyer or the relevant Designated Buyer (or another member of the CMI Group) and Conopco or its Affiliate with functionally equivalent conditions within or for Buyer’s Facilities or the remainder of the Shared Facility as on the date of the execution of this Agreement.

7.2   Termination of Certain Relationships.    On or before the Closing Date, Conopco shall, and shall cause each other member of the Unilever Group (with respect to its conduct of the DiverseyLever Business) and each Company to, at Buyer’s direction, take all actions necessary to (a) terminate any relationship or arrangement (including any Contract), (b) cease any activities or operations and (c) transfer out of any Boycotted Country and any country which becomes a Boycotted Country prior to Closing or, to the extent not transferable, dispose of, any Assets or assets of the Companies, in each case, reflected on or related to the matters disclosed on Section 4.19 of the DiverseyLever Disclosure Schedule. In fulfilling its obligations pursuant to this Section 7.2, Conopco shall, and shall cause each other member of the Unilever Group and each Company to, use reasonable best efforts to mitigate any Costs resulting therefrom. There shall be no EBITDA adjustment for the purposes of this Agreement in respect of any actions undertaken pursuant to this Section 7.2. To the extent a country becomes a Boycotted Country after the date hereof, Conopco shall provide the same information with respect to such country as is set forth on Section 4.19(c) of the DiverseyLever Disclosure Schedule. Neither Buyer nor any Designated Buyer shall have any claim or remedy for breach of Section 4.19(c) to the extent that any country becomes a Boycotted Country after the date hereof. In addition, after the date hereof and prior to Closing, Conopco shall not, and shall not permit any member of the Unilever Group (with respect to its conduct of the DiverseyLever Business) or any Company to, enter into or expand any arrangement (including any Contract) or otherwise commence activities or operations in any Boycotted Country or in any country which becomes a Boycotted Country prior to Closing (in the latter case, after such country becomes a Boycotted Country).

7.3   [**].

7.4   DiverseyLever Pre-Closing Reorganizations.

(a)  Prior to Closing, Conopco shall be permitted to and shall, and shall be permitted to cause and shall cause the relevant members of the Unilever Group and Companies to, effect the reorganizations and transfers set forth on Schedule 7.4(a).

(b)  Without prejudice to Section 7.4(a), prior to Closing and upon no less than ten Business Days’ notice to Buyer and with Buyer’s consent (which consent shall not be unreasonably withheld or delayed), Conopco may, and may permit any member of the Unilever Group and any Company to, make such organizational and structural changes and enter into such transactions with members of the Unilever Group and any Company, in each case, as may be reasonably required or desirable to consummate or expedite the transactions contemplated by this Agreement in a more efficient manner for the Unilever Group’s Tax purposes and to satisfy the requirements of Applicable Law, including transferring Assets or assets of the Companies to newly-formed entities and/or incorporating new entities and making contributions in exchange for share capital thereof; provided, however, that no such changes shall adversely affect the net Tax position of the CMI Group arising out of the transactions contemplated hereby for which no indemnity is provided to Buyer or any other member of the CMI Group under this Agreement or the operation of the DiverseyLever Business following Closing, or (i) in the aggregate, increase any liabilities or obligations of the Companies and the Assumed Liabilities or (ii) give rise to any net additional costs or expenses of any member of the CMI Group.

7.5   DiverseyLever Pre-Closing Transfers.    Prior to Closing, Conopco shall be permitted to and shall, and shall be permitted to and shall cause each Company to, at Conopco’s sole cost and expense:

(a)  transfer to a member of the Unilever Group all assets related to or used in the Unilever Consumer Brands Business other than the Assets (including the Transferred Unilever Consumer Brands Assets);

(b)  other than in respect of specific transactions and in the Ordinary Course of Business, transfer to a member of the Unilever Group any foreign exchange or foreign derivative Contract to which any Company is a party and with a term extending beyond Closing;

(c)  transfer to a member of the Unilever Group all Subsidiaries of the Companies that are dormant or inactive entities other than Lever Industrial Limited and Diversey (UK) Limited;

(d)  transfer to a member of the Unilever Group any DiverseyLever Discontinued or Excluded Business that has not been closed, wound-up, discontinued or otherwise terminated, or sold or otherwise disposed of, prior to the Closing Date; and

(e)  [**].

For the avoidance of doubt, any liabilities arising out of such transfers shall, to the extent that they would not otherwise have arisen, be Excluded Liabilities.

7.6   CMI Pre-Closing Reorganizations.

(a)  Prior to Closing, CMI shall be permitted to cause and shall, and shall be permitted to and shall cause the relevant members of the CMI Group to, effect the reorganizations and transfers set forth on Schedule 7.6(a).

(b)  Without prejudice to Section 7.6(a), prior to Closing and upon no less than ten Business Days’ notice to Conopco and with Conopco’s consent (which consent may not be unreasonably withheld or delayed), Buyer may, and may permit any member of the CMI Group to, make such organizational and structural changes and enter into such transactions with members of the CMI Group, in each case as may be reasonably required or desirable to consummate or expedite the transactions contemplated by this Agreement in a more efficient manner for the CMI Group’s Tax purposes and to satisfy the requirements of Applicable Law, including transferring assets to newly-formed entities and/or incorporating new entities and making contributions in exchange for the share capital thereof; provided, however, that no such changes shall adversely affect the net Tax position of the Unilever Group arising out of the transactions contemplated hereby for which no indemnity is provided to Conopco or any other member of the Unilever Group under this Agreement or the operation of the DiverseyLever Business or the CMI Business following Closing, or (i) in the aggregate, increase the liabilities and obligations of the Unilever Group or (ii) give rise to any net additional costs or expenses of any member of the Unilever Group.

7.7   CMI Pre-Closing Actions.    Prior to Closing, Buyer may, and may permit any member of the CMI Group to, at Buyer’s sole cost and expense: and

(a)  sell to a third party for Cash all or any portion of the assets of Buyer’s Polymer Adhesive business;

(b)  sell to a third party for Cash all or any portion of the assets of Buyer’s Polymer Powder Coatings business; and

(c)  enter into or amend Contracts referred to in Schedule 7.7(c), as described therein;

provided, however, that, if Buyer or any other member of the CMI Group takes any action permitted by Sections 7.7(a) and/or (b), Buyer or such member of the CMI Group shall retain any after-Tax Cash proceeds received in connection therewith within the CMI Group through the day following the Closing Date.

ARTICLE VIII

CONDITIONS

8.1   Conditions to Obligation of Each Party to Effect the Transactions Contemplated by this Agreement.    The obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the fulfillment or mutual waiver, where permitted by Applicable Law, at or prior to the Closing Date, of the following conditions:

(a)  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other Governmental Authority (collectively, “Restraints”) shall be in effect preventing the consummation of (i) the transactions described in Article II hereof or (ii) in any material respect, the other transactions contemplated by this Agreement; provided, however, that if the condition set forth in Section 8.3(h) shall have been satisfied, any Restraints that are applicable solely to Delayed Shares or Delayed Assets addressed by Section 3.4(d) shall be deemed not to be a condition to a party’s obligations to effect the other transactions contemplated by this Agreement.

(b)  No Legal Proceeding shall be pending or threatened by a Governmental Authority (i) seeking to restrain in any material respect or to prohibit the consummation of (A) the transactions described in Article II hereof or (B) in any material respect, the other transactions contemplated by this Agreement; provided, however, that if the condition set forth in Section 8.3(h) shall have been satisfied, any Legal Proceedings that are applicable solely to Delayed Shares or Delayed Assets addressed by Section 3.4(d) shall be deemed not to be a condition to a party’s obligations to effect the transactions contemplated by this Agreement, (ii) seeking to obtain from Buyer or Conopco any damages that would be reasonably likely to have an CMI Material Adverse Effect or an DiverseyLever Material Adverse Effect, or (iii) seeking to impose the Restraints referred to in subsection (a) above.

(c)  (i) Any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have been terminated or expired, (ii) (A) the European Commission shall have issued a decision under Article 6(1)(b), Article 6(2) or Article 8(2) of the EC Merger Regulation (or shall be deemed to have done so under Article 10(6) of the EC Merger Regulation) declaring the transactions contemplated by this Agreement compatible with the EC Common Market, and (B) in the event that the European Commission has decided to refer the transactions contemplated by this Agreement (or any part thereof) to a competent authority of an EU Member State under Article 9(1) of the EC Merger Regulation, receipt in a form reasonably satisfactory to Buyer of a decision or decisions by the competent authority or authorities which satisfy (or together satisfy) in conjunction with a decision of the European Commission (if applicable) Section 8.1(c)(ii)(A) herein (that provision being interpreted mutatis mutandis) and (iii) any applicable waiting periods under Section 123 of the Canadian Competition Act shall have expired or been earlier terminated or waived, and the Commissioner of Competition shall have advised the Buyer in writing that he has determined not to make an application for an order under Section 92 of the Canadian Competition Act in respect of the transactions contemplated by this Agreement and that any terms and conditions attached to any such advice shall be reasonably satisfactory to

Buyer and approval or deemed approval by the applicable Minister required by the Canadian Investment Canada Act shall have been obtained.

(d)  All consents, approvals and actions of, and filings with and notices to any Governmental Authority required of Conopco, Buyer or any of their respective Affiliates under any Competition/Investment Law to consummate the transactions contemplated by this Agreement (other than those described in Section 8.1(c)) in any jurisdiction where (i) consummation of the transaction contemplated by this Agreement prior to making such filing, giving such notice or obtaining such consent or approval would reasonably be expected to impose, or increase the extent of any, criminal liability, criminal fines, imprisonment or confinement, in each case, upon any officer, employee or director of Buyer, Conopco, Unilever or any of their respective Affiliates, (ii) failure to obtain such consent or approval or to make such filing would reasonably be expected to have an CMI Material Adverse Effect or an DiverseyLever Material Adverse Effect, or (iii) the Assets or Companies located in such jurisdiction represent more than 7.5% of the Adjusted EBITDA for the 12-month period ended June 30, 2001 attributable to the DiverseyLever Business and the CMI Business, taken as a whole, shall have been obtained or made.

(e)  Any obligations to provide information to, or consult with, or request advice from, any works council, trade union or other body representing employees under the laws of Belgium, France, The Netherlands and Sweden or any other jurisdiction in which a failure to fulfill such obligations prior to Closing would render this Agreement in its current form void and inoperable shall have been satisfied.

8.2   Conditions to the Obligation of Conopco.    The obligation of Conopco to effect the transactions contemplated by this Agreement is subject to the fulfillment by Buyer, or waiver (except for the condition in (f) below) by Conopco, where permitted by Applicable Law, at or prior to the Closing Date, of the following conditions:

(a)  (i) The representations and warranties of Buyer set forth in this Agreement (other than the representations and warranties set forth in the first sentence of Section 5.5, which is addressed by Section 8.2(a)(ii) below) shall be true and correct both when made and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “CMI Material Adverse Effect” set forth therein) has not had and would not be reasonably expected to have an CMI Material Adverse Effect; and

(ii)  The representations and warranties of Buyer set forth in the first sentence of Section 5.5 shall be true and correct in all material respects both when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(b)  Buyer shall have performed and complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed and complied with by it prior to the Closing Date, including, without limitation, delivery of duly executed copies of the Ancillary Agreements to which any member of the CMI Group is a party.

(c)  Unilever PLC shall have received a certificate of Buyer signed by the chief financial officer of Buyer, dated as of the Closing Date, to the effect that, to such officer’s knowledge after due inquiry, the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)  Other than with respect to any Delayed Shares or Delayed Assets addressed by Section 3.4(d), but subject to Section 8.3(h), Buyer shall have delivered (or caused the delivery of) all of the certificates, instruments, agreements or other documents required to be delivered pursuant to Section 3.2(a), (b), (c), (g), (h) and (i).

(e)  No CMI Material Adverse Effect (regardless of whether the event, development, change, circumstance or state of facts giving rise to such CMI Material Adverse Effect arose before or after the date of this Agreement, but excluding any event, development, change, circumstance or state of facts disclosed on Section 5.5(a)(ii) of the CMI Disclosure Schedule) shall have occurred after the date hereof and be continuing as at the Closing Date.

(f)  Unilever PLC shall have obtained any necessary Treasury consent pursuant to Section 765 of the Income and Corporation Taxes Act 1988 in respect of the transactions contemplated by this Agreement.

(g)  The Base Cash Payment (as adjusted by Part B of Schedule 3.8) and as converted into dollar and Euro amounts to be paid as set forth in the definition of “Adjusted Cash Payment” shall not be less than $300,000,000 and EUR 795,635,372 (each, a “Cash Threshold” and together, the “Cash Thresholds”) except where the Adjusted EBITDA of the DiverseyLever Business for the Financing Period (and, for the avoidance of doubt, the adjustments contemplated by this Agreement to be made in determining the Reviewed DiverseyLever Statement of Management EBITDA or the Adjusted EBITDA of the DiverseyLever Business shall be given effect notwithstanding the fact that such adjustments may be disallowed or not taken into account for the purposes of calculating the DiverseyLever Financing EBITDA) is less than $196,100,000 (such shortfall, a “DiverseyLever EBITDA Shortfall”); provided, however, that in such circumstances this condition shall be satisfied only if the Base Cash Payment (as adjusted pursuant to Part B of Schedule 3.8) and as converted into dollar and Euro amounts to be paid as set forth in the definition of “Adjusted Cash Payment” is not less than the Cash Thresholds with each Cash Threshold being adjusted by multiplying such Cash Threshold by a fraction, the numerator of which shall be $196,100,000 minus the DiverseyLever EBITDA Shortfall and the denominator of which shall be $196,100,000.

8.3   Conditions to the Obligation of Buyer.    The obligation of Buyer to effect the transactions contemplated by this Agreement is subject to the fulfillment by Conopco or Buyer, as the case may be, or waiver (except for the condition in (e) below) by Buyer, where permitted by Applicable Law, at or prior to the Closing Date, of the following conditions:

(a)  (i) The representations and warranties of Conopco set forth in this Agreement (other than those set forth in the first sentence of Section 4.5, which is addressed by Section 8.3(a)(ii) below) shall be true and correct both when made and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “DiverseyLever Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have an DiverseyLever Material Adverse Effect; and

(ii)  The representations and warranties of Conopco set forth in the first sentence of Section 4.5 shall be true and correct in all material respects both when made and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such date).

(b)  Conopco shall have performed and complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed and complied with by it prior to the Closing Date.

(c)  Buyer shall have received a certificate of Conopco signed by the chief financial officer of Conopco, dated as of the Closing Date, to the effect that, to such officer’s knowledge after due inquiry, the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)  No DiverseyLever Material Adverse Effect (regardless of whether the event, development, change, circumstance or state of facts giving rise to such DiverseyLever Material Adverse Effect arose before or after the date of this Agreement, but excluding any event, development, change, circumstance or state of facts disclosed on Section 4.5(a)(ii) of the DiverseyLever Disclosure Schedule) shall have occurred after the date hereof and be continuing as at the Closing Date.

(e)  Unilever PLC shall have obtained any necessary Treasury consent pursuant to Section 765 of the Income and Corporation Taxes Act 1988 in respect of the transactions contemplated by this Agreement.

(f)  Other than with respect to any Delayed Shares or Delayed Assets addressed by Section 3.4(d), but subject to Section 8.3(h), Conopco shall have delivered (or caused the delivery of) all of the certificates, instruments, agreements or other documents required to be delivered pursuant to Section 3.3(a), (b), (e), (g), (h), (i), (m), (n), (o) and (p).

(g)  Buyer, after having complied with Section 6.17, shall have obtained financing sufficient to pay the Base Cash Payment or the Adjusted Cash Payment, as the case may be, and otherwise to consummate the transactions contemplated by this Agreement on terms not materially less favorable to Buyer than those set forth in the Bank Commitment and the Bridge Commitment, but in no event shall the Leverage Ratio (as defined in the Bank Commitment) exceed 4.6, and otherwise on such other terms reasonably acceptable to it. For the avoidance of doubt and notwithstanding any other provision of this Agreement, this condition shall not be deemed satisfied if the actual net proceeds from the Financing, giving effect to, inter alia, the payment of all costs and expenses incurred in connection therewith or herewith, are not sufficient to pay the Base Cash Payment or the Adjusted Cash Payment, as the case may be.

(h)  The Assets, Shares, Companies and/or Other Joint Venture Interests that would be required to be subject to a Delayed Closing shall not include any Assets, Shares,

Companies and/or Other Joint Venture Interests representing, individually or in the aggregate, 7.5% of the Adjusted EBITDA of the DiverseyLever Business, taken as a whole, for the 12-month period ended June 30, 2001.

(i)  [**]

8.4   Frustration of Closing Conditions.    Neither Buyer nor Conopco may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur.

ARTICLE IX

AGREEMENTS WITH RESPECT TO EMPLOYEES AND EMPLOYEE BENEFITS

The parties shall comply with the provisions of Schedule 9 which are incorporated by reference herein and made a part hereof. References in this Agreement to Article IX or Sections of Article IX shall refer to Schedule 9 and Sections of Schedule 9.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1   Termination by Mutual Consent.    This Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of Buyer and Conopco.

10.2   Termination by Either Buyer or Conopco.    This Agreement may be terminated by either Buyer or Conopco as follows:

(a)  if the Closing Date shall not have occurred on or prior to June 28, 2002 (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement under this Section 10.2(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the transactions contemplated by this Agreement to be consummated on or prior to such date; or

(b)  if a Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting (i) the transactions described in Article II hereof or (ii) the other transactions contemplated by this Agreement, in the case of this clause (ii), in any material respect (which, in any case, order, decree, ruling or other action the party seeking to terminate this Agreement shall have used their reasonable best efforts to lift); provided, however, that if the condition set forth in Section 8.3(h) shall have been satisfied, any order, decree, ruling or other action that is applicable solely to Delayed Shares or Delayed Assets addressed by Section 3.4(d) shall be deemed not to give rise to a right of termination by either party hereunder.

10.3   Termination by Conopco.    This Agreement may be terminated at any time prior to the Closing Date by Conopco as follows:

(a)  upon (i) a material breach by Buyer of any material covenant or agreement set forth in this Agreement to be performed before Closing, or (ii) a material breach or breaches by Buyer of any other covenant or agreement set forth in this Agreement to be performed before Closing that, in the case of this clause (ii), individually or in the aggregate, would be reasonably expected to (A) prevent or materially delay the transactions contemplated by this Agreement or (B) have an CMI Material Adverse Effect (each of (i) and (ii), a “Buyer Terminating Breach”); provided, that if, (x) (1) within ten Business Days following receipt by Buyer of written notice from Conopco specifying the nature of the Buyer Terminating Breach in reasonable detail (the “Buyer Covenant Breach Notice”), Buyer delivers to Conopco a written plan outlining in reasonable detail (I) the manner in which, and the time within which, such Buyer Terminating Breach shall be, or is reasonably likely to be, cured such that a Buyer Terminating Breach shall no longer be continuing and (II) such other information as shall be reasonably necessary to enable Conopco to make an informed decision as to the nature and impact of such Buyer Terminating Breach and the potential for cure thereof such that a Buyer Terminating Breach shall no longer be continuing (a “Buyer Cure Plan”) and (2) such Buyer Cure Plan has a reasonable likelihood of curing such Buyer Terminating Breach such that a Buyer Terminating Breach shall no longer be continuing on or prior to the Walk-Away Date, and (y) within 30 days following receipt by Conopco of the Buyer Covenant Breach Notice, Buyer commences implementation of the actions described in the Buyer Cure Plan and continues to exercise its reasonable best efforts to cure such Buyer Terminating Breach such that a Buyer Terminating Breach shall no longer be continuing, Conopco may not terminate this Agreement under this Section 10.3(a) until the Walk-Away Date; provided further that, in any event, Conopco’s right to terminate pursuant to this Section 10.3(a) shall lapse if and when such Buyer Terminating Breach is cured such that the Buyer Terminating Breach is no longer continuing and Buyer is otherwise no longer in breach, which breach would give rise to a right of termination under this Section 10.3(a);

(b)  if Buyer shall have breached any representation and warranty set forth in this Agreement and such breach would give rise to the failure of a condition set forth in Section 8.2(a) (a “Buyer Representation Breach”); provided, that if (i) (A) within ten Business Days following receipt by Buyer of written notice from Conopco specifying the nature of such breach in reasonable detail (a “Buyer Representation Breach Notice”), Buyer delivers to Conopco a written plan outlining in reasonable detail (I) the manner in which, and the time within which, such Buyer Representation Breach shall be, or is reasonably likely to be, cured such that a Buyer Representation Breach shall no longer be continuing and (II) such other information as shall be reasonably necessary to enable Conopco to make an informed decision as to the nature and impact of such Buyer Representation Breach and the potential for a cure thereof such that a Buyer Representation Breach shall no longer be continuing and (B) such cure plan has a reasonable likelihood of curing such Buyer Representation Breach such that a Buyer Representation Breach shall no longer be continuing on or prior to the Walk-Away Date and (ii) within 30 days following receipt by Conopco of such Buyer Representation Breach Notice, Buyer commences implementation of the actions in such cure plan and continues to exercise its reasonable best efforts to cure such Buyer Representation Breach such that a Buyer Representation Breach shall no longer be continuing, Conopco may not terminate this

Agreement under this Section 10.3(b) until the Walk-Away Date; provided further that, in any event, Conopco’s right to terminate pursuant to this Section 10.3(b) shall lapse if and when such Buyer Representation Breach is cured such that the Buyer Representation Breach is no longer continuing and Buyer is otherwise no longer in breach, which breach would give rise to a right of termination under this Section 10.3(b); or

(c)  a CMI Material Adverse Effect shall have occurred and be continuing; provided, that if, (i) within ten Business Days following receipt by Buyer of written notice from Conopco specifying the nature of such CMI Material Adverse Effect in reasonable detail (the “Buyer MAE Notice”), Buyer delivers to Conopco a written plan outlining in reasonable detail (A) the manner in which, and the time within which, such CMI Material Adverse Effect shall be, or is reasonably likely to be, cured such that a CMI Material Adverse Effect is no longer continuing and (B) such other information as shall reasonably be necessary to enable Conopco to make an informed decision as to the nature and impact of such CMI Material Adverse Effect and the potential for cure thereof such that a CMI Material Adverse Effect is no longer continuing and such cure plan has a reasonable likelihood of curing such CMI Material Adverse Effect such that a CMI Material Adverse Effect is no longer continuing on the Walk-Away Date and (ii) within 30 days following receipt by Conopco of the Buyer MAE Notice, Buyer commences implementation of the actions in such cure plan and continues to exercise its reasonable best efforts to cure such CMI Material Adverse Effect, such that a CMI Material Adverse Effect is no longer continuing, Conopco may not terminate this Agreement under this Section 10.3(c) until the Walk-Away Date; provided further that, in any event, Conopco’s right to terminate pursuant to this Section 10.3(c) shall lapse if and when such CMI Material Adverse Effect is cured such that the CMI Material Adverse Effect is no longer continuing.

(d)  if the Commitments and the Bridge Commitment, or any of them, are terminated or expire for any reason other than the failure of (i) Conopco’s representations and warranties to be true and correct in all material respects as of the date hereof and as of the Closing Date or (ii) Conopco to perform its obligations under this Agreement; provided, however, that if Buyer promptly commences using and continues to use its reasonable best efforts to obtain alternative financing for the transactions contemplated by this Agreement as soon as practicable in accordance with Section 6.17(d), Conopco may not terminate this Agreement under this Section 10.3(d) until the date that is 28 days following the date on which the Bank Commitment, the Bridge Commitment, or either of them, terminated or expired; provided, further that Conopco’s right to terminate pursuant to this Section 10.3(d) shall lapse if and when such Bank Commitment and/or Bridge Commitment, as the case may be, has been replaced or extended in accordance with Section 6.17(d), but only until such replacement Bank Commitment or Bridge Commitment terminates or expires.

10.4   Termination by Buyer.    This Agreement may be terminated at any time prior to the Closing Date, by Buyer as follows:

(a)  upon (i) a material breach by Conopco of any material covenant or agreement set forth in this Agreement to be performed before Closing, or (ii) a material breach or breaches by Conopco of any other covenant or agreement set forth in this Agreement to be performed before Closing that, in the case of this clause (ii), individually or in the aggregate, would be reasonably expected to (A) prevent or materially delay the transactions contemplated by this Agreement or (B) have a DiverseyLever Material Adverse Effect (each of (i) and (ii), a “Conopco Terminating Breach”); provided, that if, (x) (A) within ten Business Days following receipt by Conopco of written notice from Buyer specifying the nature of the Conopco Terminating Breach in reasonable detail (the “Conopco Covenant Breach Notice”), Conopco delivers to Buyer a written plan outlining in reasonable detail (I) the manner in which, and the time within which, such Conopco Terminating Breach shall be, or is reasonably likely to be, cured such that a Conopco Terminating Breach shall no longer be continuing and (II) such other information as shall be reasonably necessary to enable Buyer to make an informed decision as to the nature and impact of such Conopco Terminating Breach and the potential for cure thereof such that a Conopco Terminating Breach shall no longer be continuing (a “Conopco Cure Plan”) and (B) such Conopco Cure Plan has a reasonable likelihood of curing such Conopco Terminating Breach such that a Conopco Terminating Breach shall no longer be continuing on or prior to the Walk-Away Date, and (y) within 30 days following receipt by Conopco of the Conopco Covenant Breach Notice, Conopco commences implementation of the actions described in such Conopco Cure Plan and continues to exercise its reasonable best efforts to cure such Conopco Terminating Breach such that a Conopco Terminating Breach shall no longer be continuing, Buyer may not terminate this Agreement under this Section 10.4(a) until the Walk-Away Date; provided further that Buyer’s right to terminate pursuant to this Section 10.4(a) shall lapse if and when such Conopco Terminating Breach is cured such that the Conopco Terminating Breach is no longer continuing and Conopco is otherwise no longer in breach, which breach would give rise to a right of termination under this Section 10.4(a);

(b)  if Conopco shall have breached any representation and warranty set forth in this Agreement and such breach would give rise to the failure of a condition set forth in Section 8.2(a) (a “Conopco Representation Breach”); provided, that if (i) (A) within ten Business Days following receipt by Conopco of written notice from the Buyer specifying the nature of such breach in reasonable detail (a “Conopco Representation Breach Notice”), Conopco delivers to Buyer a written plan outlining in reasonable detail (I) the manner in which, and the time within which, such Conopco Representation Breach shall be, or is reasonably likely to be, cured such that a Conopco Representation Breach shall no longer be continuing and (II) such other information as shall be reasonably necessary to enable Buyer to make an informed decision as to the nature and impact of such Conopco Representation Breach and the potential for a cure thereof such that a Conopco Representation Breach shall no longer be continuing and (B) such cure plan has a reasonable likelihood of curing such Conopco Representation Breach such that a Conopco Representation Breach shall no longer be continuing on or prior to the Walk-Away Date and (ii) within 30 days following receipt by Conopco of such Conopco Representation Breach Notice, Conopco commences implementation of the actions in such cure plan and continues to exercise its reasonable best efforts to cure such Conopco Representation Breach such that a Conopco Representation Breach shall no longer be continuing, Buyer may not terminate this Agreement under this Section 10.4(b) until the Walk-Away Date; provided further that Buyer’s right to terminate pursuant to this Section 10.4(b) shall lapse if and when such Conopco Representation Breach is cured such that the Conopco Representation Breach is no longer continuing and Conopco is otherwise no longer in breach, which breach would give rise to a right of termination under this Section 10.4(b); or

(c)  a DiverseyLever Material Adverse Effect shall have occurred and be continuing; provided, that if, (i) within ten Business Days following receipt by Conopco of written notice from Buyer specifying the nature of such DiverseyLever Material Adverse Effect in reasonable detail (the “Conopco MAE Notice”), Conopco delivers to Buyer a written plan outlining in reasonable detail (A) the manner in which, and the time within which, such DiverseyLever Material Adverse Effect shall be, or is reasonably likely to be, cured such that a DiverseyLever Material Adverse Effect is no longer continuing and (B) such other information as shall be reasonably necessary to enable Buyer to make an informed decision as to the nature and impact of such DiverseyLever Material Adverse Effect and the potential for cure thereof such that a DiverseyLever Material Adverse Effect is no longer continuing and such cure plan has a reasonable likelihood of curing such DiverseyLever Material Adverse Effect such that a DiverseyLever Material Adverse Effect is no longer continuing on the Walk-Away Date, and (ii) within 30 days following receipt by Buyer of the Conopco MAE Notice, Conopco commences implementation of the actions in such cure plan and continues to exercise its reasonable best efforts to cure such DiverseyLever Material Adverse Effect such that a DiverseyLever Material Adverse Effect is no longer continuing, Buyer may not terminate this Agreement under this Section 10.4(c) until the Walk-Away Date; provided further, that, in any event, Buyer’s right to terminate pursuant to this Section 10.4(c) shall lapse if and when such DiverseyLever Material Adverse Effect is cured such that the DiverseyLever Material Adverse Effect is no longer continuing.

The date on which this Agreement is terminated pursuant to any of the foregoing subsections of this Article X is herein referred to as the “Termination Date.”

10.5   Effect of Termination and Abandonment.    In the event of the termination of this Agreement pursuant to this Article X, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and of no further force and effect and there shall be no liability on the part of any party hereto or any of its Affiliates, directors, officers, stockholders, representatives or agents; provided, however, that (i) nothing herein shall relieve Buyer or Conopco of liability for any prior breach of this Agreement or impair the right of any party to compel specific performance by the other party of its obligations under this Agreement, and (ii) the provisions of (A) Section 6.7 relating to the obligation of Buyer to keep confidential certain information and data obtained by it or any Designated Buyer, (B) Section 6.5 relating to certain expenses, (C) Sections 4.16 and 5.16 relating to broker’s fees, (D) this Article X, and (E) Section 12.1 relating to publicity, shall remain in full force and effect notwithstanding the termination of this Agreement. For the avoidance of doubt, no Breach Notice duly delivered by one party to the other pursuant to the provisions of Section 10.3 or Section 10.4, as the case may be, shall constitute a termination notice for purposes of this Section 10.5 unless the other party fails to deliver a Cure Plan in accordance with the provisions of Section 10.3 or Section 10.4, as the case may be. In the case of such failure, the Breach Notice shall be deemed a termination notice upon the expiration of the period during which the breaching party was required to deliver a Cure Plan. Except as otherwise provided in this Agreement, all Transaction Expenses shall be paid by the party incurring such expenses whether or not the transactions contemplated by this Agreement are consummated.

ARTICLE XI

INDEMNIFICATION
11.1   Indemnification.

(a)  Except with respect to (w) any claim or liability arising out of or related to Taxes or Tax Assets, (including, for the avoidance of doubt, Taxes that are Excluded Liabilities), for which Section 6.9 and Article IX of this Agreement, insofar as it relates to Taxes, shall provide the sole and exclusive remedy of Buyer, (x) any claim or liability related to Environmental Law, Environmental Matters or the breach of Section 4.13 of this Agreement, for which Sections 11.1(e) through (n), inclusive, shall provide the sole and exclusive remedy of Buyer, (y) any claim or liability (1) for which indemnification or payment is expressly provided under Article IX or (2) for Shortfalls/Excesses under Section 9.10, for which Article IX or Section 9.10, as the case may be, shall provide the sole and exclusive remedy of Buyer, and (z) any claim or liability related to Retained Litigation, for which Section 11.9 shall provide the sole and exclusive remedy of Buyer, and subject to Sections 11.3 and 12.3, Conopco (acting for itself and the Sellers) shall, from and after Closing, indemnify, defend and hold harmless Buyer (acting for themselves and the other Designated Buyers), the Companies and their respective Affiliates, officers, directors, and employees (in each case, as determined after Closing) (“Buyer Indemnified Parties”) from and against any and all liability, damage, deficiency, loss, diminution in value, judgments, assessments, fees, fines, penalties, costs and expenses, including reasonable attorneys’ fees, and reasonable costs and other reasonable professional fees of investigating and defending against Legal Proceedings, whether pending or threatened (collectively, “Costs”), to the extent arising out of or resulting from:

(i)  the breach of any representation or warranty made by Conopco in this Agreement;

(ii)  any failure of Conopco to perform or observe, or cause to be performed or observed, any covenant or agreement to be performed or observed by Conopco or any member of the Unilever Group pursuant to this Agreement, including Section 3.3 hereof;

(iii)  (A)  the Excluded Liabilities (other than those referred to in clause (a) of the definition of Excluded Liabilities) or (B) the obtaining by Conopco, or any failure by Conopco to obtain, subject to the provisos to paragraphs 2 and 4 of Schedule 11.1(a)(iii)(B), each of the consents of third parties set forth on Schedule 11.1(a)(iii)(B); provided, that Buyer has complied with its obligations under Section 3.4(b) of this Agreement with respect to obtaining such consents;

(iv)  (A)  any liabilities or obligations of any of the Companies of the type described in clauses (c), (e) and (f) in the definition of “Excluded Liabilities” and (B) any liabilities associated with assets of the Companies that are required to be transferred to a member of the Unilever Group prior to Closing pursuant to this Agreement;

(v)  any failure to comply with the Applicable Law of any jurisdiction relating to bulk transfers which may be applicable in connection with the transfer of the Assets to Buyer or any Designated Buyer;

(vi)  any increased costs (including retroactive or prospective premium increases) of maintaining equivalent insurance in any period, including future periods, to the extent directly arising out of or resulting from claims or recoveries made under any policy of insurance of any member of the CMI Group under Section 11.3(f);

(vii)  acquiring or maintaining the corporate existence of Lever Industrial Limited and/or Diversey (UK) Limited; provided that neither of the Companies engages in any business or other activities after Closing other than those required solely for the maintenance of their respective corporate existence;

(viii)  if an entity organized under the laws of Mexico is merged with or into Lever Industrial Mexico S.A. de C.V. prior to Closing pursuant to Section 7.4(a), any liabilities or obligations of such entity;

(ix)  [**]; and

(x)  [**].

To the extent that a given claim for indemnification arises under both Section 11.1(a)(i) (without regard to the applicable Survival Period) and any of Sections 11.1(a)(ii) through 11.1(a)(x), then to such extent, such claim shall be deemed to only have arisen under one of Sections 11.1(a)(ii) through 11.1(a)(x) (as the case may be).

(b)  Except with respect to (x) any claim arising out of or related to Taxes (including, for the avoidance of doubt, Taxes that are Assumed Liabilities), for which Section 6.9 and Article IX of this Agreement, insofar as it relates to Taxes, shall provide the sole and exclusive remedy of Conopco, and (y) any claim related to Environmental Law, Environmental Matters or the breach of Section 5.13 of this Agreement, for which Sections 11.1 (o) through (z) inclusive shall provide the sole and exclusive remedy of Conopco, and (z) any claim or liability (1) for which indemnification or payment is expressly provided under Article IX or (2) for Shortfalls/Excesses under Section 9.10, for which Article IX or Section 9.10, as the case may be, shall be the sole and exclusive remedy of Conopco, and subject to Sections 11.3 and 12.3, Buyer (on behalf of Holdings and the other Designated Buyers) shall, jointly and severally, from and after Closing, indemnify, defend and hold harmless Conopco (acting for itself, the Share Subscriber and the Sellers), its Affiliates and their respective officers, directors and employees (in each case, as determined after Closing) (“Unilever Indemnified Parties”) from and against any and all Costs to the extent arising out of or resulting from:

(i)  the breach of any representation or warranty made by Buyer in this Agreement;

(ii)  any failure of Buyer duly to perform or observe, or cause to be performed or observed, any covenant or agreement to be performed or observed by Buyer or any member of the CMI Group pursuant to this Agreement, including Section 3.2 hereof;

(iii)  the Assumed Liabilities;

(iv)  any Unilever Guarantee issued in connection with the DiverseyLever Business that remains outstanding after the Closing Date to the extent that such Costs arise out of or result from the operation of the DiverseyLever Business; provided, however, that this Section 11.1(b)(iv) shall not in any way limit or affect Buyer’s right to indemnification under Section 11.1(a) (if applicable);

(v)  any CMI Discontinued or Excluded Business;

(vi)  any increased costs (including retroactive or prospective premium increases) of maintaining equivalent insurance in any period, including future periods, to the extent directly arising out of or resulting from claims or recoveries made under any policy of insurance of any member of the Unilever Group under Section 11.3(f);

(vii)  the actions of Conopco, any other member of the Unilever Group or any Company under Section 7.2; and

(viii)  [**].

To the extent that a given claim for indemnification arises under both Section 11.1(b)(i) (without regard to Survival Period) and Section 11.1(b)(ii) through Section 11.1(b)(viii), then, to such extent, such claim shall be deemed to only have arisen under one of Sections 11.1(b)(ii) through Section 11.1(b)(viii) (as the case may be).

(c)  Amount.

(i)  Amount.    Except as provided in Sections 11.1(c)(ii) and (iii), the amount payable by Buyer (for themselves and on behalf of Holdings and the other

Designated Buyers) in respect of any Cost for which Buyer has an indemnification obligation under Section 11.1(b) or 11.1(o) through (v) or pursuant to Sections 9.10(g), 9.16, 9.23 and 9.24 shall be (A) the amount of such Cost (as adjusted pursuant to Section 11.1(c)(v)) to the extent such Cost is actually paid, suffered or incurred by such Unilever Indemnified Party, and (B) one third of the amount of such Cost (as adjusted pursuant to Section 11.1(c)(v)) to the extent that such Cost is paid, suffered or incurred by Buyer or any other member of the CMI Group. For the avoidance of doubt, indemnification obligations calculated pursuant to this Section 11.1(c) shall give effect to limitations on indemnification as set forth in other provisions of this Article XI, including limitations under Section 11.3.

(ii)  Economic Gross Up.    Except as provided in Section 11.1(c)(iii), to the extent a Cost described in Section 11.1(c)(i) relates to the Original CMI Business, the amount payable by Buyer in respect of such Cost shall be the amount determined pursuant to Section 11.1(c)(i), multiplied by 1.5.

(iii)  Results Inconsistent with Indemnification Principle; Adjustments to Reflect Call or Put.    It is the intention of the parties that Sections 11.1(c)(i) and (ii) operate in such a way as to make the Unilever Indemnified Parties whole (but not more than whole, by any amount) for the Costs described in Section 11.1(c) after taking into account (x) the Unilever Indemnified Parties’ ownership interest in Buyer, as such interest may decrease from time to time in the manner contemplated by the Stockholders’ Agreement, and (y) whether or not the Share Price paid to the Unilever Indemnified Parties for any of their Shares has been reduced to reflect any Cost for which Buyer is liable. To the extent that Sections 11.1(c)(i) and (ii) produce results inconsistent with this goal, they shall be modified so as to produce results consistent with this goal. Without limiting the generality of the foregoing, if a Cost described in Section 11.1(c) is paid, suffered or incurred after the date on which any sale or purchase pursuant to any put or call option described in Article VIII of the Stockholders’ Agreement is consummated, then (A) for purposes of Section 11.1(c)(i) the portion of such Cost payable by Buyer shall, in lieu of one-third, be such portion as takes into account the remaining Unilever ownership interest in Buyer after such consummation, whether or not the Share Price paid to the Unilever Indemnified Parties for any of their Shares has been reduced to reflect any Cost for which Buyer is liable, and the total number of shares of common stock of Buyer outstanding after such consummation, and (B) for purposes of Section 11.1(c)(ii) the amount payable by Buyer shall be the amount determined pursuant to Section 11.1(c)(i), multiplied, in lieu of 1.5, by such number as takes into account the factors enumerated in (A) above.

(iv)  Characterization.    Where an obligation of a party to pay an amount to the other party under this Article XI arises in respect of any matter relating to the Original DiverseyLever Business, the amount due and payable shall be treated as an adjustment to the Purchase Price. Where an obligation of a party to pay an amount to the other party in accordance with the provisions of this Article XI arises in respect of the Original CMI Business, the amount due and payable shall be treated as an adjustment to the Subscription Payment.

(v)  Tax Gross Up.    The amount of any indemnity payment made pursuant to this Article XI, including any payments deferred pursuant to Section 11.8 but excluding the amount of any gross-up pursuant to Section 11.1(c)(ii), shall be (A) increased to take account of additional Taxes, if any, imposed on the recipient or its Affiliates as a direct and immediate result of receiving such payment (and such increase) and reduced to take account of additional Tax deductions or other Tax benefits, if any, realized by the recipient or its Affiliates as a direct and immediate result of the event or events giving rise to the payment, and (B) reduced to take account of any recovery, offset or compensation received by the recipient or its Affiliates in connection with such event, whether by insurance, indemnity payments from Persons not party to this Agreement (or an Affiliate of a party), or otherwise.

(vi)  (A)  If there has been any breach of Section 4.4(c), (d) and/or (e) for which Conopco is obligated to indemnify, defend and hold harmless the Buyer Indemnified Parties under Section 11.1(a)(i), any Costs that arise out of or result from a claim made by a third party with respect to the inclusion of the DiverseyLever Financial Statements and any other audited or unaudited financial statements of the DiverseyLever Business for periods ending after September 30, 2001 and prior to Closing in the Disclosure/Offering Documents, shall be included in such Costs.

(B)  If there has been any breach of Section 5.4(a) and/or (c) for which Buyer is obligated to indemnify, defend and hold harmless the Unilever Indemnified Parties under Section 11.1(b)(i), any Costs that arise out of or result from a claim made by a third party with respect to the inclusion of the CMI Financial Statements and any other audited or unaudited financial statements of the CMI Business for periods ending after September 30, 2001 and prior to Closing in the Disclosure/Offering Documents, shall be included in such Costs.

(d)  For the avoidance of doubt and without limitation to the provisions of Articles IV, V and IX hereof, neither party shall have any obligation to indemnify, defend and hold harmless the Buyer Indemnified Parties or the Unilever Indemnified Parties, as the case may be, from and against such portion of Costs under Section 11.1(a)(i) or (ii) or Section 11.1(b)(i) or (ii), or 11.1(c)(i), as applicable, to the extent that the portion of such Costs results from any action taken by, or at the express written request of, the other party or, in the case of Conopco, any of its Affiliates, and in the case of Buyer, any other member of the CMI Group. Without prejudice to Section 12.7, neither party nor any member of the Unilever Group or the CMI Group, as the case may be, shall have or be subject to any liability to the other party or any other Person resulting from the distribution to, or use of any information, documents or materials made available to it by the other party, including any information, documents or materials in any “data rooms,” management presentations or other form in expectation of the transactions contemplated hereby (other than information, documents or materials that are specifically covered by any representation or warranty of the parties set forth in Articles IV, V or IX hereof).

(e)  Notwithstanding any limitations placed upon Conopco’s indemnification obligations elsewhere in this Agreement (other than as provided in Section 11.1(z)), which shall not apply to Sections 11.1(e) through (n), Conopco shall indemnify, defend and hold harmless each of the Buyer Indemnified Parties from and against any and all Costs, including the Costs of any Remedial Action, to the extent arising out of or resulting from: (i) any violation of or failure to comply with Environmental Laws to the extent arising out of or resulting from any action, inaction or event of the Companies (or any predecessor of any of them), or any member of the Unilever Group (with respect to the DiverseyLever Business (or any predecessor of any of them)) or the operation of the DiverseyLever Business (or any predecessor of any of them), in each case occurring prior to the Closing (“Pre-Closing Date Environmental Non-Compliance Matter”) and of which Conopco has knowledge, including any such Environmental Matters disclosed in Section 4.13 of the DiverseyLever Disclosure Schedule or in any Environmental Report (whether prepared before or after the date of this Agreement), (ii) any Release on or prior to Closing or Soil and Groundwater Contamination to the extent arising out of or resulting from any action, inaction or event of the Companies (or any predecessor of any of them), or any member of the Unilever Group (with respect to the DiverseyLever Business (or any predecessor of any of them)) or the operation of the DiverseyLever Business, in each case occurring prior to the Closing (“Pre-Closing Date DiverseyLever Release or Contamination”) and of which Conopco has knowledge, including any such Environmental Matters disclosed in Section 4.13 of the DiverseyLever Disclosure Schedule or in any Environmental Report (whether prepared before or after the date of this Agreement), (iii) any Release, threatened Release or Soil and Groundwater Contamination at, on or beneath any of the Real Property, any DiverseyLever Former Property, or any third party waste disposal site to which any Hazardous Substance generated by the Companies (or any predecessor of any of them) or any member of the Unilever Group has been sent prior to Closing, whether or not relating to the DiverseyLever Business (except, in the case of any third party waste disposal site, to the extent that the relevant Costs would have been incurred by the Buyer Indemnified Parties irrespective of the transactions provided for in this Agreement and/or relate to any Hazardous Substance sent after Closing) (“Pre-Closing Date Non-DiverseyLever Release or Contamination”), and of which Conopco has knowledge, including any such Environmental Matters disclosed in Section 4.13 of the DiverseyLever Disclosure Schedule or in any Environmental Report (whether prepared before or after the date of this Agreement), (iv) any Contract entered into by any member of the Unilever Group or any Company which contains any agreement or indemnity relating to Pre-Closing Date Environmental Non-Compliance, Pre-Closing DiverseyLever Release or Contamination, Pre-Closing Non-DiverseyLever Release or Contamination with respect to the operation of the DiverseyLever Business prior to Closing, (v) any breach of Section 4.13 of this Agreement, or (vi) Environmental Matters at Hindustan Lever’s mercury thermometer manufacturing plant in Kodaikanal, India.

(f)  Conopco shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Costs, including the Costs of any Remedial Action, to the extent arising out of or resulting from: (i) any Pre-Closing Date Environmental Non-Compliance Matter, (ii) any Pre-Closing Date DiverseyLever Release or Contamination, and (iii) any Pre-Closing Date Non-DiverseyLever Release or Contamination, in each case of which Conopco had no knowledge.

(g)  Conopco’s indemnification obligations contained in Sections 11.1(e) and (f) shall only apply to claims made by Buyer of which Conopco is given notice by Buyer within six years of the Closing Date; provided, however, that any claim pursuant to Section 11.1(e) or (f) for which notice is given to Conopco within such six-year period shall be indemnified by

Conopco to full completion or satisfaction in accordance with this Agreement notwithstanding that Costs are incurred after such six-year period.

(h)  Conopco shall not be required to indemnify, defend or hold Buyer harmless from and against (i) any Costs under Section 11.1(e) to the extent of such Costs that do not exceed $250,000, it being understood, for the avoidance of doubt, that all Costs arising from the matters disclosed on Section 4.13 of the DiverseyLever Disclosure Schedules shall be borne and addressed by Unilever (in accordance with and to the extent required under this Section 11.1) without any requirement of establishing or satisfying any conditions as to the quantum of such Costs, but that Buyer shall bear the first $250,000 of such Costs, as they are incurred, and (ii) any Costs under Section 11.1(f) unless and until (A) the amount of Costs with respect to an individual claim exceeds $50,000 and (B) the amount of all such Costs exceeds $2,000,000 in the aggregate, in which event Conopco shall be obligated to indemnify the Buyer Indemnified Parties and the Buyer Indemnified Parties may assert their right to indemnification hereunder to the extent of all Costs relating to such breach in excess of $1,000,000. For purposes of determining whether total Costs exceed amounts described in clause (ii)(A) of this Section 11.1(h), Costs arising out of or resulting from the same event or series of events, or arising out of the same or related facts, events or circumstances, shall constitute an individual claim. If Buyer provides notice of indemnification for a matter, condition or state of facts for which Buyer is not entitled to perform a Phase II assessment, Conopco shall be responsible for any and all Costs that are incurred by Buyer that, had Buyer performed such a Phase II assessment, would not have reasonably been expected to have been incurred in connection with such matter, condition or state of facts, subject to Sections 11.1(h), (i), (j)(B), (k), (l), (n) and (z).

(i)  The maximum aggregate amount of indemnification which can be required of Conopco under Sections 11.1(e)(i) through (v), inclusive, and (f) shall not exceed $250,000,000.

(j) Conopco shall have no obligation to indemnify, defend and hold harmless the Buyer Indemnified Parties from and against such portion of Costs under Sections 11.1(e) or (f) to the extent that the portion of such Costs (i) results from or (ii) with respect to clause (B) below only, would not have arisen but for:

(A)  Buyer or any Buyer Indemnified Party undertaking any drilling and sampling of soil or groundwater other than (1) as required by Environmental Law in effect at the time of such drilling or sampling (including any such Environmental Laws adopted or taking effect after the Closing), Environmental Permit, or an applicable Governmental Authority, or in an Emergency, (2) as permitted by Section 6.7(e) (whether undertaken prior to or after the Closing), (3) as required as part of a sale or lease, financing or other commercial transaction, including any closure or sale of any Owned Real Property or Leased Real Property (including as part of any DiverseyLever Discontinued or Excluded Business), to comply with Environmental Laws in effect at the time of, or requirements of any Governmental Authority in connection with, any such sale, lease, financing or other commercial transaction or closure, (4) to assess or evaluate a Recognized Environmental Condition that is a Qualifying Condition, (5) to comply with any Contract of any of the Companies or included as of the Closing within the Assets, or (6) as agreed in writing by Conopco; provided, however that Conopco acknowledges that it may not assert that a Buyer Indemnified Party is in breach of its duty to mitigate under Section 11.2(k) by virtue of such Buyer Indemnified Party failing to undertake drilling or sampling in circumstances where (1) through (6) do not apply; or

(B)  any change of the use of any Real Property after the Closing Date to a non-industrial or non-commercial use.

(k)  Conopco shall have no obligations to Buyer under Section 11.1(e) and (f) for Costs that relate to works on a facility to the extent that such Costs arise out of or result from works which exceed the standards necessary to: (A) bring a condition into compliance with Environmental Law or Environmental Permits; (B) satisfy the requirements of an applicable Governmental Authority; or (C) address any other claim by a third party.

(l)  Except where expressly stated to the contrary in Sections 11.1(e) through (n), Conopco shall have no obligation to indemnify, defend and hold harmless the Buyer Indemnified Parties under Section 11.1(e) or (f) to the extent that Costs result solely from or to the extent such Costs are increased as a result of any Environmental Law which is not binding and in effect as of the Closing Date, or any Environmental Permit that is not required to be in effect as of the Closing Date.

(m)  Subject to subsection (n) of this Section 11.1, (i) Conopco shall have the power and right to direct, manage and control, and take such actions as are reasonably necessary in connection with, any defense, remediation or other resolution of any claim, event or condition involving Soil or Groundwater Contamination which is subject to indemnification under Sections 11.1(e) and (f) (the “Necessary Actions”), and Buyer shall provide Conopco with access to any Real Property reasonably necessary for Conopco to exercise its rights under this Section 11.1(m); provided, in the case of each of the foregoing, that Conopco shall have first notified Buyer in writing of Conopco’s acceptance of its responsibility and its obligation to indemnify Buyer hereunder with respect to any damage its actions may cause thereto and consulted with Buyer with respect thereto and have regard to the Buyer’s representations and Conopco shall keep Buyer fairly and reasonably advised throughout any such defense or Remedial Action; and provided, further, that to the extent any claim, event or condition subject to indemnification involves or requires work to be performed at any of the Real Property, Conopco shall (i) comply with all Applicable Laws (including, without limitation, Environmental Laws); (ii) carry out such works at the Real Property in a manner that will not unreasonably interfere with the operations or business thereon or compromise the safety of the Real Property or any Person at the Real Property; (iii) restore the Real Property to its condition existing immediately prior to the commencement of Conopco’s work, unless otherwise agreed by Buyer and Conopco; and (iv) furnish or cause to be furnished to Buyer certificates of insurance evidencing coverage maintained by Conopco’s agents, employees, independent contractors, subcontractors, suppliers or environmental consultants (“Conopco’s Representatives”) who are performing the work at the Real Property, which coverage shall be reasonable and customary for the type of work being performed at the Real Property. If Conopco does not assume any Necessary Action after having been given notice in accordance with Section 11.1(g), Buyer may take any such Necessary Action in such a manner as it may deem appropriate and Buyer may settle such Necessary Action on terms as it may deem appropriate, and Conopco shall promptly reimburse Buyer for the amount of all Costs incurred by Buyer in connection with any such Necessary Action, subject to Sections 11.1(h), (i), (j), (k), (l), (n) and (z).

(n)  With respect to any Remedial Actions or other works at any property or facility occupied or operated by Buyer after Closing and for which indemnity is sought from Conopco hereunder (“Facilities Remediation”):

(i)  Buyer shall have the right, but not the obligation, to control, manage, and direct all communications with any Governmental Authority necessary for the performance of any Facilities Remediation. Buyer will provide Conopco with prior notice of any written plan for Facilities Remediation, including draft work plans, scoping documents, or other written plans, proposals or submissions (“Proposals”) related to the Facilities Remediation, and copies of written communications with the Governmental Authority and any other information within Buyer’s possession and reasonably necessary for Conopco to assess the appropriateness of the proposed Facilities Remediation. Proposals shall be provided within a reasonable period prior to Buyer’s submittal of the Proposal to the Governmental Authority in order to allow time for review and comment by Conopco. Conopco may, at its sole cost and expense, review, comment and propose reasonable revisions to any Proposals. To the extent that Conopco demonstrates that there is a less costly Facilities Remediation that will comply with the standard referred to in 11.1(k), Conopco may propose such alternative Facilities Remediation to Buyer. Buyer will consider Conopco’s comments and alternative Proposals in good faith, and will reflect them in the Proposal if and to the extent to do so would (a) not cause delay or disruption to Buyer’s business or operation or impose increased costs, expenses or liabilities of Buyer and (b) be otherwise reasonable, but Buyer shall retain the sole right to determine the final form and content of its communications with the Governmental Authority and submitted Proposals; provided that this Section 11.1(n)(i) shall not be in derogation of Section 11.2(k).

(ii)  Buyer will provide Conopco, its employees and duly authorized representatives, reasonable access to the Real Property in order to observe Facilities Remediation. Conopco’s access shall be in accordance with Buyer’s policies regarding health, safety and security then in effect, and may be otherwise conditioned as reasonably necessary to ensure the safety of personnel and the Real Property.

(o)  Notwithstanding any limitations placed upon Buyer’s indemnification obligations elsewhere in this Agreement (other than as provided in Section 11.1(z)), which shall not apply to Sections 11.1(o) through (x), Buyer shall indemnify, defend and hold harmless each of the Unilever Indemnified Parties from and against any and all Costs, including the Costs of any Remedial Action, to the extent arising out of or resulting from: (i) any violation of or failure to comply with Environmental Laws to the extent arising out of or resulting from any action, inaction or event of the members of the CMI Group (or any predecessor of any of them) or the operation of the CMI Business, in each case occurring prior to the Closing (“CMI Pre-Closing Date Environmental Non-Compliance Matter”) and of which Buyer has knowledge, including any such Environmental Matters disclosed in Section 5.13 of the CMI Disclosure Schedule or in any Environmental Report (whether prepared before or after the date of this Agreement), (ii) any Release on or prior to the Closing Date or Soil and Groundwater Contamination to the extent arising out of or resulting from any action, inaction or event of the members of the CMI Group (or any predecessor of any of them) or the operation of the CMI Business, in each case occurring prior to the Closing (“Pre-Closing Date CMI Release or Contamination”) and of which Buyer has knowledge, including any such Environmental Matters disclosed in Section 5.13 of the CMI Disclosure Schedule, or in any Environmental Report (whether prepared before or after the date of this Agreement), (iii) any Release, threatened Release or Soil and Groundwater Contamination at, on or beneath any of the CMI Real Property, any CMI Former Property, or any third party waste disposal site to which any Hazardous Substance generated by the members of the CMI Group (or any predecessor of any of them) has been sent prior to Closing, whether or not relating to the CMI Business (except, in the case of any third party waste disposal site, to the extent that the relevant Costs would have been incurred by the Unilever Indemnified Parties irrespective of the transactions provided for in this Agreement and/or relate to any Hazardous Substance sent after Closing) (“Pre-Closing Date Non-CMI Release or Contamination”), and of which Buyer has knowledge, including any such Environmental Matters disclosed in Section 5.13 of the CMI Disclosure Schedule or in any Environmental Report (whether prepared before or after the date of this Agreement), (iv) any Contract entered into by any member of the CMI Group which contains any agreement or indemnity relating to Pre-Closing Date Environmental Non-Compliance, Pre-Closing CMI Release or Contamination, Pre-Closing Non-CMI Release or Contamination with respect to the operation of the CMI Business prior to Closing, or (v) any breach of Section 5.13 of this Agreement.

(p)  Buyer shall indemnify, defend and hold harmless the Unilever Indemnified Parties from and against any and all Costs, including the Costs of any Remedial Action, to the extent arising out of or resulting from: (i) any CMI Pre-Closing Date Environmental Non-Compliance Matter, (ii) any Pre-Closing Date CMI Release or Contamination, and (iii) any Pre-Closing Date Non-CMI Release or Contamination, in each case of which Buyer had no knowledge.

(q)  Buyer’s indemnification obligations contained in Sections 11.1(o) and (p) shall only apply to claims made by Conopco of which Buyer is given notice by Conopco within six years of the Closing Date; provided, however, that any claim pursuant to Section 11.1(o) or (p) for which notice is given to Buyer within such six-year period shall be indemnified by Buyer to full completion or satisfaction in accordance with this Agreement notwithstanding that Costs are incurred after such six-year period.

(r)  Buyer shall not be required to indemnify, defend or hold the Unilever Indemnified Parties harmless from and against (i) any Costs under Section 11.1(o) to the extent of such Costs that do not exceed $250,000, it being understood, for the avoidance of doubt, that all Costs arising from the matters disclosed on Section 5.13 of the CMI Disclosure Schedule shall be borne and addressed by Buyer (in accordance with and to the extent required under this Section 11.1) without any requirement of establishing or satisfying any conditions as to the quantum of such Costs, but that Conopco shall bear the first $250,000 of such Costs, as they are incurred and (ii) any Costs under Section 11.1(p) unless and until (A) the amount of Costs with respect to an individual claim exceeds $50,000 and (B) the amount of all such Costs exceeds $2,000,000 in the aggregate, in which event Buyer shall be obligated to indemnify the Unilever Indemnified Parties and the Unilever Indemnified Parties may assert their right to indemnification hereunder to the extent of all Costs relating to such breach in excess of

$1,000,000. For purposes of determining whether total Costs exceed amounts described in clause (ii)(A) of this Section 11.1(r), Costs arising out of or resulting from the same event or series of events, or arising out of the same or related facts or circumstances, shall constitute an individual claim. If Conopco provides notice of indemnification for a matter, condition or state of facts for which Conopco is not entitled to perform a Phase II assessment, Buyer shall be responsible for any and all Costs that are incurred by Conopco that, had Conopco performed such a Phase II assessment, would not have reasonably been expected to have been incurred in connection with such matter, condition or state of facts, subject to Sections 11.1(r), (s), (u), (v) and (z).

(s)  The maximum aggregate amount of indemnification which can be required of Buyer under Sections 11.1(o) and (p) shall not exceed $60,000,000.

(t)  Buyer shall have no obligation to indemnify, defend and hold harmless the Unilever Indemnified Parties from and against such portion of Costs under Sections 11.1(o) or (p) to the extent that the portion of such Costs results from Conopco or any Unilever Indemnified Party undertaking any drilling and sampling of soil or groundwater other than (i) as required by Environmental Law in effect at the time of such drilling or sampling (including any such Environmental Laws adopted or taking effect after the Closing), Environmental Permit, or an applicable Governmental Authority, or in an Emergency, (ii) as permitted by Section 6.7(j) (whether undertaken prior to or after the Closing), (iii) as required as part of a sale or lease, financing or other commercial transaction, including any closure or sale of any CMI Owned Real Property or CMI Leased Real Property (including as part of any CMI Discontinued or Excluded Business),to comply with Environmental Laws in effect at the time of, or requirements of any Governmental Authority in connection with, any such sale, lease, financing or other commercial transaction or closure, (iv) to assess or evaluate a Recognized Environmental Condition that is a Qualifying Condition or (v) as agreed in writing by Buyer; provided, however, that Buyer acknowledges that it may not assert that a Unilever Indemnified Party is in breach of its duty to mitigate under Section 11.2(k) by virtue of such Unilever Indemnified Party failing to undertake drilling or sampling in circumstances where (i) through (v) above do not apply.

(u)  Buyer shall have no obligations to the Unilever Indemnified Parties under Section 11.1(o) and (p) for Costs that relate to works on a facility to the extent that such Costs arise out of or result from works which exceed the standards necessary to: (i) bring a condition into compliance with Environmental Law or Environmental Permits; (ii) satisfy the requirements of an applicable Governmental Authority; or (iii) address any other claim by a third party.

(v)  Except where expressly stated to the contrary in Sections 11.1(o) through (z), Buyer shall have no obligation to indemnify, defend and hold harmless the Unilever Indemnified Parties under Section 11.1(o) or (p) to the extent that Costs result solely from or to the extent such Costs are increased as a result of any Environmental Law which is not binding and in effect as of the Closing Date, or any Environmental Permit that is not required to be in effect as of the Closing Date.

(w)  Buyer shall have the power and right to direct, manage and control, and take such actions as are reasonably necessary in connection with, any defense, remediation or other resolution of any claim, event or condition involving Soil or Groundwater Contamination which is subject to indemnification under Sections 11.1(o) and (p).

(x)  The parties do not intend to waive their respective right to assert a claim of work product privilege, joint defense privilege, self-evaluation privilege or other claim of privilege or confidentiality by reason of their communications or cooperation pursuant to this Section.

(y)  If any dispute with respect to whether a particular matter is a Recognized Environmental Condition or a Qualifying Condition (a “Technical Dispute”) is unresolved within five Business Days of either Conopco or Buyer giving notice of the Technical Dispute under this Section 11.1(y), then the dispute may at any time thereafter be referred by such party (a “Referral”) to an independent expert (the “Independent Expert”), the identity of such expert to be appointed by one of (i) Arcadis, Geraghty and Miller, (ii) Environ or (iii) the IT Group (the “Referral Firms”), provided that:

(i)  the identity of the Referral Firm shall be selected by the Buyer for the first Technical Dispute to be the subject of a Referral by either party, by Conopco for the second such Referral and alternately thereafter;

(ii)  all Technical Disputes that result from the same facility shall be referred to the same Independent Expert as chosen above;

(iii)  the Independent Expert shall be required to be a senior consultant having at least ten years’ experience (not relating to the Inverness Business or the Archangel Business) of advising in relation to matters of the same general description as the relevant Technical Dispute in the relevant jurisdiction (or, failing that, in other jurisdictions where relevant law and practice are similar);

(iv)  the Independent Expert shall act as an expert and not as an arbitrator and the parties shall be bound by expert findings of the Independent Expert;

(v)  the Independent Expert shall determine the procedure for making findings, provided that the Independent Expert shall (A) invite each of the parties to make oral or written representations in relation to the particular matter on or before five Business Days after appointment of the Independent Expert; (B) make findings on the basis of the information provided by the parties through the representations referred to above and shall not be entitled to require that further Work is carried out before making findings (unless otherwise agreed to by the parties); (C) confine findings to the issues raised in the notice of the Technical Dispute; and (iv) provide findings on or before five Business Days after appointment;

(vi)  the costs and expenses of the Independent Expert (if appointed) shall be borne by either (A) the unsuccessful party, if in relation to one Technical Dispute at a facility or (B) if (A) does not apply, as the Independent Expert shall decide.

(z)  The provisions of Section 11.2 (subject to Section 11.2(j)), 11.3(f), 11.3(g), 11.4(a) through (c), 11.5 and, in so far as not inconsistent with Sections 11.1(e)-(aa), 11.6 and 11.7 shall apply to Sections 11.1(e) through (aa).

(aa)  Any payment made by Conopco pursuant to this Article XI shall be deemed to have been made by Conopco acting for itself or on behalf of the Share Subscriber or the applicable Seller, and any payment made by Buyer pursuant to this Article XI shall be deemed to have been made by Buyer acting for themselves or on behalf of Holdings or the applicable Designated Buyer or the applicable Buyer Indemnified Party. Any payment made to Buyer pursuant to this Article XI shall be deemed to have been made to Buyer acting for themselves or on behalf of Holdings or the applicable Designated Buyer or Buyer Indemnified Party, and any payment made to Conopco pursuant to this Article XI shall be deemed to have been made to Conopco acting for itself or on behalf of the Share Subscriber, the applicable Seller or the applicable Unilever Indemnified Party.

11.2   Procedures.

(a)  Promptly after the receipt by any Person that may be entitled to indemnity hereunder of notice, or of such person otherwise becoming aware, of (i) any claim or (ii) the commencement of any action or proceeding which may give rise to a claim for indemnification hereunder, such Person (the “Aggrieved Party”) will, if a claim with respect thereto is to be made against the party or parties obligated to provide indemnification pursuant to this Article XI (the “Indemnifying Party”), give such Indemnifying Party written notice of such claim or the commencement of such action or proceeding within ten Business Days of receiving such notice or otherwise becoming aware of such claim, action or proceeding. The notice to be sent by the Aggrieved Party to the Indemnifying Party pursuant to the provisions of this Section 11.2(a) shall include all information concerning the claim, action or proceeding of which the Aggrieved Party is aware (including the quantum of the claim, action or proceeding, if known) and which the Aggrieved Party, acting reasonably and in good faith, considers to be required by the Indemnifying Party in order for the Indemnifying Party to evaluate such claim, action or proceeding and whether such claim, action or proceeding gives rise to an indemnification obligation of the Indemnifying Party hereunder.

(b)  If, following receipt of a notice from the Aggrieved Party pursuant to Section 11.2(a), the Indemnifying Party acknowledges in writing its indemnification obligation hereunder, (an “Indemnity Acknowledgement”), the Aggrieved Party hereunder shall permit the Indemnifying Party, at the Indemnifying Party’s election, to assume, at its own expense, the defense of any such claim, action or proceeding with counsel selected by the Indemnifying Party (and not reasonably objected to by the Aggrieved Party); provided, however, that if the Indemnifying Party lacks sufficient information upon which to conclude that it has an indemnification obligation hereunder with respect to the subject matter of such claim, action or proceeding, or otherwise does not assume the defense of such claim, action or proceeding, the Aggrieved Party will (i) provide the Indemnifying Party with reasonable access to the Aggrieved Party’s counsel and the files, documents and other materials relating to such claim, action or proceeding, (ii) consult with the Indemnifying Party with respect to the prosecution or defense of such claim, action or proceeding and (iii) retain control of the prosecution or defense of, and prosecute or defend, such claim, action or proceeding, with counsel selected by the Aggrieved

Party (and not reasonably objected to by the Indemnifying Party), for a period of time not to exceed 12 months after the receipt by the Indemnifying Party of the Aggrieved Party’s notice of such claim, action or proceeding pursuant to Section 11.2(a), and unless and until an Indemnity Acknowledgement (which, for the avoidance of doubt and subject to the provisions of Section 11.2(c)(i), must cover all Costs incurred by the Aggrieved Party prior to the assumption by the Indemnifying Party of such claim, action or proceeding) shall have been given to the Aggrieved Party prior to the expiration of such 12-month period (following which the Indemnifying Party, if it so elects therein, shall assume, at its own expense, the defense of any such claim, action or proceeding with counsel selected by the Indemnifying Party (and not reasonably objected to by the Aggrieved Party)). Prior to the delivery by the Indemnifying Party to the Aggrieved Party of an Indemnity Acknowledgment, the Aggrieved Party shall provide the Indemnifying Party with twenty Business Days’ notice prior to settling, compromising or consenting to the entry of judgment of any claim, action or proceeding, and shall not settle, compromise or consent to any judgment in respect of any claim during such twenty-Business Day period without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld).

(c)  (i)  The failure of an Aggrieved Party to give notice as required by Section 11.2(a) in a timely fashion shall not result in a waiver of any right to indemnification hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure of the Aggrieved Party to give such notice in a timely fashion as required by Section 11.2(a) (except that the Indemnifying Party shall not be liable for any Costs incurred prior to the date on which the Aggrieved Party gave such notice).

(ii)  Failure by the Indemnifying Party to notify the Aggrieved Party in a timely fashion (which shall in no event be later than the end of the 12-month period referred to in Section 11.2(b)) shall not result in a waiver of its right to defend any such action except to the extent that the Aggrieved Party is actually prejudiced by such failure.

(d)  Following the Indemnifying Party’s election to assume the defense of any claim, action or proceeding pursuant to Section 11.2(b), (i) the Aggrieved Party shall deliver to the Indemnifying Party, in a timely fashion (which shall be no later than 15 Business Days after the Aggrieved Party’s receipt of notice of such election), copies of all notices and documents (including court papers) received by the Aggrieved Party relating to such claim, action or proceeding and (ii) the Aggrieved Party shall use its reasonable best efforts to cooperate in the defense or prosecution thereof as reasonably requested by the Indemnifying Party in the context of the relevant claim, action or proceeding (including the quantum and nature of damages sought thereunder). Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, action or proceeding, and making a reasonable number of employees reasonably available on a mutually convenient basis, to provide additional information and explanation of any material provided hereunder; provided, however, that the foregoing is organized in a manner as shall not unreasonably disrupt the normal operations of the Aggrieved Party’s business having regard to the context in which such cooperation is requested and of the relevant claim, action or proceeding (including the quantum and nature of the damages sought thereunder).

(e)  If the Indemnifying Party assumes the defense of any claim, action or proceeding in accordance with this Section 11.2, the Aggrieved Party may participate in (but not control) and employ its own counsel (not reasonably objected to by the Indemnifying Party), at the Aggrieved Party’s expense (which expense shall, for the avoidance of doubt, be excluded from the Aggrieved Party’s Costs hereunder), in the defense of such claim, action or proceeding; provided, that the Indemnifying Party shall direct and control, in its sole discretion, the prosecution or defense of such claim, action or proceeding.

(f)  The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Aggrieved Party for any period during which the Indemnifying Party has not assumed the defense of a claim, action or proceeding for which the Aggrieved Party is entitled to indemnification hereunder (other than during any period in which the Aggrieved Party shall have failed to give notice of such claim, action or proceeding to the Indemnifying Party as required in Section 11.2(a) above).

(g)  Subject to Section 11.3 and the provisions of Section 11.2(i), the Indemnifying Party may, without the prior written consent of the Aggrieved Party, settle or compromise or consent to the entry of any judgment with respect to a claim or any litigation resulting therefrom which is the subject of this Section 11.2 if such settlement, compromise or consent (i) includes an unconditional release of the Aggrieved Party from all liability arising out of such action, (ii) includes no admission of fault or culpability by or on behalf of any Aggrieved Party or its businesses and (iii) provides for settlement or relief solely in the form of a liquidated monetary payment to be paid fully by the Indemnifying Party. Any other type of settlement or compromise or consent to the entry of any judgment shall not be undertaken by the Indemnifying Party without obtaining the consent of the Aggrieved Party to its terms, which consent shall not be unreasonably withheld or delayed provided that the Aggrieved Party is designated as an intended third party beneficiary of any non-monetary relief or benefit, including injunctions, declarations or agreements as to future conduct, that the Indemnifying Party obtains in the course of such settlement, compromise or consent to entry of judgment; provided, further, that if the Aggrieved Party shall have given such consent, the Aggrieved Party agrees that it shall, and shall cause, in the case of Conopco, its Affiliates, and, in the case of Buyer, the other members of the CMI Group, to, submit to any non-monetary relief of judgment arising out of or forming part of any such settlement, compromise or consent.

(h)  (i)  If the Indemnifying Party shall not have assumed the defense of any claim, action or proceeding which is the subject of this Section 11.2 (including the failure to assume pursuant to the proviso in Section 11.2(b)) within 12 months after the receipt by the Indemnifying Party of the Aggrieved Party’s notice of such claim, action or proceeding, the Aggrieved Party may defend such claim, action or proceeding brought against it in such manner as it may deem appropriate and reasonable (having regard to the relevant facts and circumstances), and the Aggrieved Party may settle such claim, action or proceeding on such terms as it may deem appropriate and reasonable (having regard to the relevant facts and circumstances), and the Indemnifying Party shall promptly reimburse the Aggrieved Party for the amount of all Costs incurred by the Aggrieved Party in connection with the defense against or settlement of such claim, action or proceeding, subject to Section 11.3. The Indemnifying Party may participate (but not control) and employ its own counsel (not reasonably objected to by the Aggrieved Party), at its expense, in the defense of such claim, action or proceeding. If no settlement of such claim, action or proceeding is made, the Indemnifying Party shall promptly reimburse the Aggrieved Party for the amount of any Costs incurred by the Aggrieved Party in the defense against such claim or litigation, subject to Section 11.3.

(ii)  If the Indemnifying Party has delivered an Indemnity Acknowledgement to the Aggrieved Party (whether or not the Indemnifying Party assumes the defense of such a claim or litigation), the Aggrieved Party shall not admit any liability with respect to, or settle, compromise or discharge, such claim or litigation without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(i)  With respect to any third party claim, action or proceeding in relation to which a party is required to indemnify the other pursuant to this Article XI (an “Indemnified Claim”) that is combined or joined with one or more claims, actions or proceedings that are not Indemnified Claims or with respect to an Indemnified Claim under which both the Aggrieved Party and the Indemnifying Party may be liable, which both parties desire to contest and control, the control of such claim, action or proceeding shall rest with the party having the larger amount in dispute, and the party in control may not settle or compromise any such claim without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed); provided, however, that if an Indemnifying Party is obligated to indemnify an Aggrieved Party with respect to any Indemnified Claim, the Indemnifying Party shall be deemed to have any amounts so indemnified in dispute.

(j)  If there shall be any conflicts between the provisions of this Section 11.2 and Section 6.9(c) (relating to Tax contests), Section 11.1(m), (n) or (w) (relating to Environmental Matters) or Section 11.9 (relating to Retained Litigation), the provisions of Section 6.9(c) (relating to Tax contests), Section 11.1(m), (n) or (w) (relating to Environmental Matters) or Section 11.9 (relating to Retained Litigation) (as the case may be) shall control.

(k)  From the date hereof until the earlier of (i) the expiration of the indemnification obligation with respect to the subject matter of such Document or (ii) the seventh anniversary of the Closing Date, each party to this Agreement agrees to use all reasonable best efforts to retain all Documents with respect to all matters as to which indemnity may be sought under this Agreement (except to the extent that such Documents in the possession of a party may be transferred to the possession of another party at the Closing pursuant to or as contemplated by this Agreement). Before disposing of or otherwise destroying any such Documents, the possessor thereof shall give reasonable notice to such effect and deliver to any Indemnifying Party, at such Indemnifying Party’s expense and upon its request, a copy of any such Documents. In addition, each party to this Agreement agrees to use its reasonable best efforts to cooperate and cause its employees to cooperate with and assist the appropriate Indemnifying Party and Aggrieved Party in connection with any claim, action, proceeding or liability for which indemnity is sought hereunder or with respect to which an Indemnifying Party has elected to assume or participate in the defense, including using its reasonable best efforts to mitigate or resolve any such claim, action, proceeding or liability for which indemnity is sought hereunder; provided, however, that in the event that the Aggrieved Party shall fail to use such reasonable best efforts to mitigate or resolve any claim, action, proceeding or liability, then notwithstanding anything else to the contrary contained in this Agreement, such failure shall only affect the Aggrieved Party’s right to indemnification with respect to such claim, action, proceeding or liability to the extent of any Costs that could reasonably be expected to have been avoided if the Aggrieved Party had made such efforts.

(l)  Where an obligation of an Indemnifying Party to an Aggrieved Party to pay Costs pursuant to this Agreement arises in respect of any matter relating to the DiverseyLever Business (as of Closing), the amount due and payable shall be treated as an adjustment to the Purchase Price, where such obligation arises in respect of any matter relating to the Original CMI Business, the amount due and payable shall be treated as an adjustment to the Subscription Payment.

11.3   Limitations.

(a)  The maximum aggregate amount of indemnification which can be required of Conopco under Section 11.1(a)(i) or Section 11.1(a)(ii) for any breach (other than a willful breach) of the covenant set forth in Section 6.1(a)(iv) (the “Conopco Representation Covenant”), shall not exceed $500,000,000 (the “Conopco Cap”). The maximum aggregate amount of indemnification which can be required of Buyer under Section 11.1(b)(i) or Section 11.1(b)(ii) for any breach (other than a willful breach) of the covenant set forth in Section 6.2(a)(iv) (the “Buyer Representation Covenant”) shall not exceed $120,000,000 (the “Buyer Cap,” and together with the Conopco Cap, the “Cap”). By way of clarification only, the parties acknowledge that the Buyer Cap has been calculated in reference to the product of Conopco’s 33-1/3% equity interest in Holdings following Closing multiplied by $360,000,000 (which represents, as against the Conopco Cap, the relative value of the CMI Business as compared to the value of the DiverseyLever Business). The foregoing sentence shall not have any operative effect for purposes of this Agreement, or otherwise, and shall in no way affect the Buyer Cap (which shall not exceed $120,000,000) or expand Buyer’s obligations for indemnification hereunder or under any other provision of this Agreement.

(b)  Conopco (acting for itself, the Share Subscriber and the Sellers) shall not be required to indemnify, defend or hold Buyer (acting for themselves and the other Designated Buyers) harmless from and against any Costs under (i) Section 11.1(a)(i) with respect to any breach of any representation or warranty set forth in Article IV or IX or (ii) Section 11.1(a)(ii) for any breach (other than a willful breach) of the Conopco Representation Covenant, unless and until (A) the amount of Costs with respect to an individual claim exceeds $250,000 (the “Per Occurrence Amount”) and (B) the amount of all such Costs (with respect to individual claims which exceed the Per Occurrence Amount) exceeds $30,000,000 in the aggregate (the “Conopco Threshold Amount”), in which event Conopco shall be obligated to indemnify the Buyer Indemnified Parties, and the Buyer Indemnified Parties may assert their right to indemnification hereunder to the extent of all Costs relating to such breach, to the extent such Costs exceed $15,000,000. For purposes of determining whether total Costs exceed the Per Occurrence Amount or the Conopco Threshold Amount, (x) Costs arising out of or resulting from the same event or series of related events, or arising out of the same facts or circumstances or series of related facts or circumstances, shall constitute an individual claim, and (y) any Costs arising out of breaches of any representation or warranty or facts or circumstances related thereto which are disclosed by Conopco following the date hereof shall be counted against the Per Occurrence

Amount and the Conopco Threshold Amount. For the avoidance of doubt, Costs below the Per Occurrence Amount shall not be counted towards the Conopco Threshold Amount.

(c)  Buyer (acting for themselves and the other Designated Buyers) shall not be required to indemnify, defend or hold Conopco (acting for itself, the Share Subscriber and the Sellers) harmless from and against any Costs under (i) Section 11.1(b)(i) or 11.3(c) with respect to any breach of any representation or warranty set forth in Article V, or (ii) Section 11.1(b)(ii) or 11.3(c) for any breach (other than a willful breach) of the Buyer Representation Covenant unless and until (A) the amount Costs with respect to an individual claim exceeds the Per Occurrence Amount and (B) the amount of all such Costs (with respect to individual claims which exceed the Per Occurrence Amount) exceeds $7,000,000 in the aggregate (the “Buyer Threshold Amount” and, together with the Conopco Threshold Amount, the “Threshold Amount”), in which event Buyer shall be obligated to indemnify the Unilever Indemnified Parties, and the Unilever Indemnified Parties may assert their right to indemnification hereunder, to the extent of all Costs relating to such breach to the extent such Costs exceed $3,500,000. For purposes of determining whether total Costs exceed the Per Occurrence Amount or the Buyer Threshold Amount, (x) Costs arising out of or resulting from the same event or series of related events, or arising out of the same facts or circumstances or series of related facts or circumstances, shall constitute an individual claim, and (y) any Costs arising out of breaches of any representation or warranty or facts, events or circumstances related thereto which are disclosed by Buyer following the date hereof shall be counted against the Per Occurrence Amount and the Buyer Threshold Amount. For the avoidance of doubt, Costs below the Per Occurrence Amount shall not be counted towards the Buyer Threshold Amount.

(d)  Notwithstanding anything to the contrary contained herein:

(i)  the Cap, Threshold Amount and the Per Occurrence Amount shall not apply to Costs relating to (A) Excluded Liabilities or Assumed Liabilities, (B) any of the matters set forth in Sections 11.1(a)(iv) through 11.1(a)(vii) or Sections 11.1(b)(iv) through 11.1(b)(vii), (C) any of the covenants of Conopco or Buyer set forth in this Agreement (other than a breach which is not a willful breach of the Conopco Representation Covenant or the Buyer Representation Covenant) or (E) any of the matters covered by Section 6.9 or Section 9.10; and

(ii)  the Threshold Amount and the Per Occurrence Amount shall not apply to Costs relating to the breach of any representation or warranty contained in Sections 4.1, 4.2, 4.6, the first and second sentences of 4.8(a), 4.10(d) and (f), 4.16, 5.1, 5.2, 5.6, the first and second sentences of 5.8(a), 5.10(d) and (f) and 5.16 of this Agreement; provided, however, that neither party shall be required to indemnify or hold harmless the other party for breaches of Section 4.1(a) or Section 5.1(a) unless and until the amount of Costs of such party with respect to an individual claim arising out of or relating to a breach of the relevant such Sections exceed $50,000.

(e)  (i)  Notwithstanding anything to the contrary in this Agreement, Buyer hereby acknowledges and agrees that the only representations and warranties of Conopco with respect to (A) Taxes are set forth in Section 4.6, (B) Intellectual Property or agreements relating thereto are set forth in Section 4.10, (C) Environmental Matters are set forth in Sections 4.3, 4.13 and 4.14 and (D) employee benefits are set forth in Sections 4.5(b)(ii)(D), 9.1 and 9.2, and that no other representations and warranties of Conopco contained in this Agreement shall give rise to any liability with respect to such matters.

(ii)  Notwithstanding anything to the contrary in this Agreement, Conopco hereby acknowledges and agrees that the only representations and warranties of Buyer with respect to (A) Taxes are set forth in Section 5.6, (B) Intellectual Property or agreements relating thereto are set forth in Section 5.10, (C) Environmental Matters are set forth in Sections 5.3, 5.13 and 5.14 and (D) employee benefits are set forth in Sections 5.5(b)(ii)(D), 9.3 and 9.4, and that no other representations and warranties of Buyer contained in this Agreement shall give rise to any liability with respect to such matters.

(f)  (i)  Subject to Section 11.1(a)(vi), the amount of any Cost for which indemnification is provided under this Article XI shall be net of any amounts recovered by the Aggrieved Party under (A) insurance policies included in the Assets or the assets of the Companies or (B) any other insurance policies of the Aggrieved Party (except, in each case, captive insurance, self–insurance, reinsurance or other retention arrangements of such party) (the “Covered Insurance”) with respect to such Cost (net in each case, of all deductibles and costs, charges and expenses of the Aggrieved Party in connection with such recovery).

(ii)  If any Indemnifying Party is entitled to claim under any third party insurance policy (which shall exclude captive insurance, self insurance, reinsurance or other retention arrangements) with respect to any indemnified claim, including any claim below the Per Occurrence Amounts or Threshold Amounts, then, if requested by the Aggrieved Party within six months following Closing and subject to Applicable Law, the Indemnifying Party shall use reasonable best efforts to bring such claim against its insurers at the expense of and for the benefit of the Aggrieved Party (net of all deductibles and costs, charges and expenses of the Aggrieved Party and, in the case of Conopco, any of its Affiliates, and, in the case of Buyer, any other member of the CMI Group, in connection with such recovery and any increases (including reasonably foreseeable prospective increases in insurance premiums); provided, however, that the Indemnifying Party shall not be required by this Section 11.3(f)(ii) to renew any insurance policy and provided, further that a request under this Section 11.3(f)(ii) shall be deemed to have been delivered by Buyer to Conopco on the Closing Date with respect to all claims set forth on the DiverseyLever Disclosure Schedule with respect to which Buyer is entitled to indemnification hereunder.

(iii)  If any Aggrieved Party and, in the case of Conopco, any of its Affiliates, and, in the case of Buyer, any other member of the CMI Group is at any time entitled to recover from any other Person or, subject to Section 11.3(f)(i) above, under any policy of insurance, to the extent such policy of insurance is Covered Insurance, the Aggrieved Party shall, and shall cause its Affiliates to, use its reasonable best efforts to enforce such recovery at the expense of the Indemnifying Party and, in the event of recovery from such Person or under such policy, reduce the amount of Costs for which it is seeking indemnification hereunder by the amount recovered (net of all deductibles and costs, charges and expenses of the Aggrieved Party and in the case of Conopco, any of its Affiliates and, in the case of Buyer, any other member of the CMI Group, in connection with such recovery, any applicable self-insurance costs and any increases (including reasonably foreseeable prospective increases) in insurance premiums attributable thereto or self-insurance costs directly related to such recovery under the relevant policy, except to the extent the Indemnifying Party pays or reimburses any such deductibles, costs, damages, expenses, self-insurance cost or premium increases); provided, however, that the Aggrieved Party shall not be required to commence any Legal Proceeding where the Aggrieved Party has validly assigned all its rights in relation to the relevant claim to the Indemnifying Party in a manner which entitles the Indemnifying Party to the same benefits in respect of such rights as if it were the Aggrieved Party.

(iv)  If the Indemnifying Party indemnifies an Aggrieved Party for Costs pursuant to this Article XI and the Aggrieved Party or any of its Affiliates subsequently recovers from a third Person any sum in respect of any event, change, development, circumstance or state of facts giving rise to such Costs, the Aggrieved Party shall, and shall cause its Affiliate to, repay to the Indemnifying Party the lesser of (A) the Costs paid by the Indemnifying Party to the Aggrieved Party and relating to such event, change, development, circumstance or state of facts and (B) the sum (including any interest) recovered from such third Person, in either case taking account of any additional Taxes directly incurred or any Tax deduction or credit directly realized by the Aggrieved Party in recovering such sum.

(g)  To the extent permitted by Applicable Law, no Aggrieved Party shall assert any right to recover, and the parties hereby waive any claim (except third party claims) against an Indemnifying Party, on any theory of liability for punitive or exemplary damages arising out of or resulting from any matter for which such party is entitled to indemnification under this Article XI.

11.4   Exclusions.

(a)  (i)  Following the Closing, absent willful concealment or fraud, (A) Buyer’s rights to adjust the Purchase Price or the Subscription Payment in each case, pursuant to Article III hereof, (B) claims for indemnification pursuant to Sections 3.4 or 6.9 hereof, (C) claims for indemnification pursuant to Section 9.10 hereof, (D) claims for indemnification pursuant to this Article XI, and (E) claims for specific performance of covenants and obligations of Conopco under this Agreement, shall, collectively, be the sole and exclusive remedies for claims and damages available to Buyer and the Buyer Indemnified Parties arising out of or relating to this Agreement and the purchase and sale of the DiverseyLever Business and issuance and subscription for the Holdings Shares hereunder or any certificate or document delivered in connection herewith and Buyer and the Buyer Indemnified Parties shall not be entitled to bring, and hereby irrevocably waive, any other claims, rights and causes of action against Conopco or any of its Affiliates, including without limitation, for reduction of the Purchase Price or increase in the Subscription Payment, rescission, damages or any other legal or equitable remedies regardless of their legal or equitable basis, including breach of duty prior to contract (culpa in contrahendo) and tort. For the avoidance of doubt, this Section 11.4(a) shall not limit a party’s ability to bring other claims after Closing (including for specific performance or enforcement of any Ancillary Document) under any Ancillary Document, including any Ancillary Agreement, executed by Conopco or any other member of the Unilever Group.

(ii)  Following the Closing absent willful concealment or fraud, (A) Conopco’s rights to adjust the Purchase Price or the Subscription Payment, in each case, pursuant to Article III hereof, (B) claims for indemnification pursuant to Section 6.9 hereof, (C) claims for indemnification pursuant to Section 9.10 hereof, (D) claims for indemnification pursuant to this Article XI and (E) claims for specific performance of covenants and obligations of Buyer under this Agreement, shall, collectively, be the sole and exclusive remedies for claims and damages available to Conopco and the Unilever Indemnified Parties arising out of or relating to this Agreement and the purchase and sale of the DiverseyLever Business and issuance and subscription for the Holdings Shares hereunder or any certificate or document delivered in connection herewith and Conopco and the Unilever Indemnified Parties shall not be entitled to bring, and hereby irrevocably waive, any claims, rights and causes of action against Buyer or any of its Affiliates, including without limitation, for increase in the Purchase Price or reduction of the Subscription Payment, rescission, damages or any other legal or equitable remedies regardless of their legal or equitable basis, including breach of duty prior to contract (culpa in contrahendo) and tort. For the avoidance of doubt, this Section 11.4(a) shall not limit a party’s ability to bring other claims after Closing (including for specific performance or enforcement of any Ancillary Document) under any other Ancillary Document, including any Ancillary Agreement, executed by Buyer or any other member of the CMI Group.

(b)  Claims based on fraud or willful concealment of Conopco or Buyer are excluded from the limitations in Sections 11.1(d), (g), (h), (i), (j), (k), (l), (s), (t), (u), (v), (w) and (x), Section 11.3, Section 11.4(a) above and Section 12.3 hereof.

(c)  To the extent permitted by Applicable Law in the relevant jurisdiction, (i) each party agrees that any representation or warranty or other rights and obligations which may be implied by Applicable Law in any jurisdiction in relation to the sale of Shares and/or Assets shall be excluded, or (ii) if incapable of exclusion, irrevocably waived save for representations, warranties, rights and obligations set forth in this Agreement.

11.5   Closing Statement Items.    Notwithstanding anything in this Article XI to the contrary, (a) the Buyer Indemnified Parties shall not be deemed to have incurred any Costs with respect to any item in respect of which there is (i) a specific provision, allowance, reserve, accrual or accrued liability included in (A) the DiverseyLever Base Debt/Cash Balance or DiverseyLever Base Working Capital Amount, (B) the DiverseyLever Closing Statement or the DiverseyLever Closing Debt/Cash Balance Statement (as the case may be) or (C) the DiverseyLever Management Financial Statements or (ii) a specific cost included in the Final DiverseyLever Adjusted EBITDA unless, in each case, the total amount of such Costs exceeds such provision, allowance, cost, reserve, accrual or liability, and then only for the excess above such provision, allowance, cost, reserve, accrual or liability and (b) the Unilever Indemnified Parties shall not be deemed to have incurred any Costs with respect to any item in respect of which there is (i) a specific provision, allowance, reserve, accrual or accrued liability included in (A) the CMI Base Debt/Cash Balance or CMI Base Working Capital Amount, (B) the CMI Closing Statement or the CMI Closing Debt/Cash Balance Statement (as the case may be) or (C) the Audited CMI Financial Statements or (ii) a specific cost included in the Income Statement for the year ended June 29, 2001 included in the Audited CMI Financial Statements, which cost reduces the Adjusted EBITDA of the CMI Business for such period, unless, in each case, the total amount of such Costs exceeds such provision, allowance, cost, reserve, accrual or liability, and then only for the excess above such provision, allowance, cost, reserve, accrual or liability.

11.6   Changes in Applicable Law.    Except with respect to legislation relating to Taxes, no liability shall arise in respect of any breach of any representation, warranty, covenant or agreement herein to the extent that liability for such breach occurs (or is increased) directly or indirectly as a result of any retrospective application of a change in Applicable Law, or in accounting policies, procedures or practices, announced or, if not announced in advance of taking effect, taking effect, after the Closing Date, in each case, which has retrospective effect.

11.7   No Set-Off.    No party (“party A”) hereto shall be entitled to recover any Costs or other amounts due from any other party (“party B”) pursuant to this Agreement by retaining or setting off amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from party A to party B hereunder or under any Ancillary Document or under any document or instrument delivered pursuant hereto or thereto or in connection herewith or therewith. For the avoidance of doubt, the foregoing is without prejudice to any right of set-off expressly provided for in any Ancillary Document, which does not involve setting off amounts due under this Agreement.

11.8   Manner of Payment of Costs.

(a)  Any Tax Indemnity Amounts and Costs (including any gross up pursuant to Section 11.1(c)(ii)) due and payable pursuant to the terms of Section 6.9(a) or this Article XI, respectively, shall be paid by Conopco (for itself or on behalf of the applicable Seller) or Buyer (for themselves or on behalf of the applicable Designated Buyer) (as the case may be) to Buyer (for themselves or on behalf of another Buyer Indemnified Party) or Conopco (for itself or on behalf of another Unilever Indemnified Party) (as the case may be) in dollars by means of wire transfer of immediately available funds to such account as shall have been designated in writing by Buyer or Conopco, respectively, at least two Business Days prior to the scheduled date of such payment.

(b)  (i)  The amount of all Tax Indemnity Amounts and Costs (including any gross up pursuant to Section 11.1(c)(ii)) due and payable by Buyer to Conopco or the Unilever Indemnified Parties hereunder shall be paid by Buyer currently in the form of cash until the aggregate amount of such Tax Indemnity Amounts and Costs (including any gross up pursuant to Section 11.1(c)(ii)) exceeds $17,000,000. Prior to the Final Exit Date, if and to the extent that the aggregate amount of such Tax Indemnity Amounts and Costs (including any gross up pursuant to Section 11.1(c)(ii)) exceeds $17,000,000, any additional Tax Indemnity Amounts and Costs (including any gross up pursuant to Section 11.1(c)(ii)) (plus accrued interest on the non-grossed up portion) shall be deferred (the “Buyer Deferred Amounts”) and paid by Buyer on the Final Exit Date. Following the Final Exit Date, any and all Tax Indemnity Amounts and Costs due and payable by Buyer to Conopco or the Unilever Indemnified Parties hereunder shall be paid by Buyer in the form of cash.

(ii)  Prior to the Final Exit Date, (A) two-thirds of the amount of any Tax Indemnity Amount not described in the immediately following sentence and two-thirds of the amount of any Cost due and payable by Conopco to Buyer or any Buyer Indemnified Party hereunder shall be paid by Conopco currently in the form of cash, and (B) one-third of the amount of each such Tax Indemnity Amount or Cost (plus accrued interest thereon) shall be deferred (collectively, the “Conopco Deferred Amounts”) and paid by Conopco on the Final Exit Date. Any Tax Indemnity Amount payable by Conopco to Buyer in connection with Taxes shown as due on, and paid by Buyer in connection with, a Pre-Closing Tax Period or Straddle Period Tax Return filed by Buyer pursuant to Section 6.9(b)(i) shall not be deferred hereunder. Following the Final Exit Date, any and all Tax Indemnity Amounts and Costs due and payable by Conopco to Buyer or any Buyer Indemnified Party hereunder shall be paid by Conopco in the form of cash.

(iii)  Each Buyer Deferred Amount and Conopco Deferred Amount shall bear interest from and including the date on which the relevant Tax Indemnity Amount or Cost would have been paid but for the operation of this Section 11.8(b) to the date one day prior to the Final Exit Date at the Applicable Rate as of the date on which such relevant Tax Indemnity Amount or Cost would have been paid but for the operation of this Section 11.8(b), with interest calculated daily on the basis of a year of 360 days and the actual number of days for which interest is due.

(iv)  To the extent that any Tax Indemnity Amounts or Costs that are payable by Conopco or Buyer (as the case may be) to Buyer or a Buyer Indemnified Party or Conopco or a Unilever Indemnified Party (as the case may be) hereunder on or prior to the Final Exit Date are not paid on or prior to such Final Exit Date, such Tax Indemnity Amounts and Costs shall be paid by the responsible party in the form of cash, and nothing in this subsection (b) shall prejudice any party’s rights or obligations under this Agreement with respect to any such Tax Indemnity Amounts or Costs.

11.9   Retained Litigation.

(a)  Notwithstanding anything in this Agreement to the contrary, Conopco agrees to indemnify and hold harmless the Buyer Indemnified Parties (in each case, as determined after the Closing) from and against any Costs as defined in Section 11.1(a) to the extent arising out of or resulting from any Retained Litigation. For the purposes of this Agreement, “Retained Litigation” shall mean the (i) pending or threatened Legal Proceedings identified on Schedule 11.9, and (ii) further Legal Proceedings (including appeals) arising from claims that are the subject of the Legal Proceedings identified on Schedule 11.9, but only to the extent, in the case of clause (ii), that such claims arise out of actions, omissions, events, facts or circumstances taken or occurring prior to Closing. For the avoidance of doubt, Conopco shall have no obligation to indemnify, defend or hold Buyer or any other member of the CMI Group harmless, from and against such portion of Costs under this Section 11.9, to the extent that the portion of such Costs results from any action taken by Buyer or any other member of the CMI Group following the Closing.

(b)  Control of Retained Litigation.    Conopco or the relevant member of the Unilever Group shall retain control over and continue the prosecution or defense of the Retained Litigation, at Conopco’s expense, and shall be entitled to retain any monetary recoveries arising therefrom, subject to the following conditions:

(i)  Subject to compliance with any protective order in relation to any Retained Litigation, Conopco shall inform Buyer as to the status of the Retained Litigation on a semi-annual basis and shall inform Buyer as to when and how a matter has been resolved;

(ii)  With respect to Retained Litigation that Conopco is prosecuting as plaintiff, counter-plaintiff or otherwise in order to obtain non-monetary relief in addition to or in lieu of monetary relief, Conopco agrees that it will use its reasonable best efforts to have any favorable non-monetary relief and judgment that is obtained by Conopco issued such that, to the extent permitted by Applicable Law, it also inures to the benefit of the relevant Buyer Indemnified Parties (as determined after the Closing). With respect to the Retained Litigation, Buyer agrees that it shall, and shall cause each member of the CMI Group to, submit to any non-monetary relief or judgment which is settled or compromised or in relation to which judgment is entered in accordance with Section 11.9(c); and

(iii)  With respect to the Ecolab Patent Litigation, as defined in Schedule 11.9, Conopco shall keep Buyer informed with respect to any prosecution or defense strategic decisions that impact the operation of the DiverseyLever Business or the CMI Business after the Closing.

(c)  Compromise and Settlement.    Conopco or any other member of the Unilever Group may, without the prior consent of Buyer, settle or compromise or consent to the entry of any judgment with respect to any Retained Litigation if such settlement, compromise or consent (i) other than with respect to the Retained Litigation referred to at paragraphs 3 and 9 of Schedule 11.9, includes an unconditional release of “Buyer Indemnified Parties” (as defined in Section 11.1(a)) from all liability arising out of such action, (ii) includes no admission of fault or culpability by or on behalf of the DiverseyLever Business, and (iii) provides for settlement or relief solely in the form of a liquidated monetary payment to be paid fully by or to Conopco or another member of the Unilever Group. Any other type of settlement or compromise or consent to the entry of any judgment shall not be undertaken by Conopco without obtaining Buyer’s consent to its terms, which consent shall not be unreasonably withheld or delayed provided that Buyer is designated as an intended third party beneficiary of any non-monetary relief or benefit, including injunctions, declarations or agreements as to future conduct, to the extent such relate to the DiverseyLever Business, that Conopco obtains in the course of such settlement, compromise or consent to entry of judgment; provided further that if Buyer shall have given such consent, Buyer agrees that it shall, and shall cause each other member of the CMI Group to, submit to any non-monetary relief or judgment arising out of or forming part of any such settlement, compromise or consent. For the avoidance of doubt, this Section 11.9(c) shall not limit Conopco’s or any other member of the Unilever Group’s ability to grant non-exclusive licenses of the Retained Patents to the extent necessary to resolve the Ecolab Patent Litigation and any Related Proceedings without Buyer’s consent but without prejudice to Buyer’s right to consent to the terms (other than such non-exclusive license) of a settlement, compromise, or consent to the entry of judgment.

(d)  Access.    Following Closing, Buyer will give Conopco, its Affiliates and their respective counsel, during normal business hours, access to the business records and other documents to the extent relating to any Retained Litigation (which business records and documents Buyer shall retain, or cause to be retained by the members of the CMI Group, until the Retained Litigation has been finally compromised or settled), and shall permit them to consult with the employees and counsel of Buyer and other members of the CMI Group, and shall respond to reasonable requests of Conopco to assist in the prosecution or defense of a particular matter. For the avoidance of doubt, any Costs (as defined in Section 11.1(a)) (other than internal administrative costs) incurred by Buyer in connection with such access, consultation and requests for assistance shall be at Conopco’s sole cost and expense and such Costs shall be reimbursed by Conopco as incurred. Without prejudice to the generality of the foregoing, for as long as Adam Perkins is an employee of, or a seconded employee to, any member of the CMI Group, Buyer will permit Conopco, its Affiliates and their respective counsel, to have reasonable rights of consultation with Adam Perkins in relation to the Retained Litigation and in particular that Retained Litigation referred to at paragraph 2 of Schedule 11.9.

(e)  Privileges.    Conopco and Buyer shall cooperate and take such measures as may be necessary to preserve the attorney-client and other privileges applicable to the prosecution or defense of Retained Litigation.

(f)  Actions against Parties; Notification.    Buyer shall give notice as promptly as reasonably practicable to Conopco of any future Legal Proceedings threatened or commenced against it which are to be treated as Retained Litigation under the definition set forth above in Section 11.9(a), but failure to so notify Conopco shall not relieve Conopco from any liability hereunder to the extent Conopco is not actually prejudiced as a result thereof, and in any event shall not relieve it from any liability which it may otherwise have than on account of this Section 11.9(f). Any such future Legal Proceedings shall be handled consistently with Sections 11.9(b) to 11.9(e) above.

(g)  No Application of Section 11.3 or Section 11.4 Limitations.    No Cap, Threshold Amount or Per Occurrence Amount, as defined in Section 11.3 or any limitations set forth in Section 11.4, shall apply to indemnification of Costs for Retained Litigation.

(h)  Prior to Closing, Conopco shall cause any Company holding any Documents that relate exclusively to the Retained Litigation to transfer such documents to another member of the Unilever Group (other than a Company). Following Closing, upon the request of Conopco or another member of the Unilever Group, and at Conopco’s cost and expense, Buyer shall, and shall cause the relevant members of the CMI Group to, transfer to Conopco (or any other member of the Unilever Group designated by Conopco) any Documents that relate exclusively to the Retained Litigation.

ARTICLE XII

GENERAL PROVISIONS

12.1   Public Statements.    The parties agree that neither Buyer, Conopco nor their respective Affiliates shall issue or cause publication of any press release or other announcement or public communication with respect to this Agreement, the Commitments, the Bridge Commitment or the Ancillary Agreements or the transactions contemplated hereby or thereby or otherwise disclose this Agreement, the Commitments, the Bridge Commitment, the Ancillary Agreements or the transactions contemplated hereby or thereby to any third party (other than attorneys, advisors and accountants to Buyer and Conopco and, in connection with the Financing, to the lenders and prospective initial purchasers of the notes to be issued in the Rule 144A Offering, in each case, on an as needed basis,) without the consent of the other party hereto; provided, however, that nothing herein shall prohibit any party from issuing or causing publication of any press release, announcement or public communication to the extent required by Applicable Law or in any filing required by the U.S. federal or foreign securities laws, including any such filing related to the Rule 144A Offering, or describing this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby in the 144A Offering Documents; provided further that such party shall use reasonable best efforts to avoid any such disclosure and shall, whenever reasonably practicable, consult with the other party concerning the timing and content of such press release, announcement, communication or filing, before the same is issued or published.

12.2   Notices.    (a) Subject to Section 12.2(b), all notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by facsimile, to the applicable party at the following addresses or facsimile numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(i)    if to Conopco:

Conopco, Inc.
Lever House
390 Park Avenue
New York, NY 10022-4698
Attention: General Counsel
Facsimile: 212.318.3680

With a copy to:

Unilever PLC
Unilever House
Blackfriars
London EC4P 4BQ
England Attention:
General Counsel
Facsimile: +44.(0)207.822.5464

and with a copy to:

Slaughter and May

prior to January 1, 2002 at:
35 Basinghall Street
London EC2V 5DB
England

and thereafter at:

One Bunhill Row
London EC1Y 8YY
England

Attention: Christopher Saul, Esq.
Facsimile: +44.and(0)207.600.0289

 (ii)     if to Buyer:

S. C. Johnson Commercial Markets, Inc.
8310 16th Street
Sturtevant, Wisconsin 53177-0902
United States of America
Attention: General Counsel
Facsimile: 262.631.4021

With a copy to:

Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601–1692
United States of America
Attention: Elizabeth C. Kitslaar, Esq.
Facsimile: 312.782.8585

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

(b)  Any notice or other communication referred to in subparagraph 12.2(a) which relates to the warranties and representations set out in Sections 4.6 and 5.6 or to any Tax matters referred to in Section 6.9 or otherwise relates on its face to the imposition of any Tax or the availability of any Tax Asset or Tax Benefit, shall be copied and delivered to (in accordance with the provisions set out in subparagraph 12.2(a)):

 (i)   if to Conopco:

Unilever NV
Weena 455
3013 AL Rotterdam
The Netherlands
Attention: Pieter van Lunen
Facsimile: 011.31.10.2174536.

and with a copy to:

Slaughter and May

prior to January 1, 2002 at:
35 Basinghall Street
London EC2V 5DB
England

and thereafter at:

One Bunhill Row
London EC1Y 8YY
England

Attention: Christopher Saul, Esq.
Facsimile: +44.(0)207.600.0289

(ii)      if to Buyer:

S. C. Johnson Commercial Markets, Inc.
8310 16th Street
Sturtevant, Wisconsin 53177-0902
United States of America
Attention: Jeffrey D. Carter
Facsimile: 262.631.4332

With a copy to:

Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601-1692
United States of America
Attention: Elizabeth C. Kitslaar, Esq.
Facsimile: 312.782.8585

or in each case such other person and at such other address as such party shall specify in writing with such alternative addressee and/or address to be effective on the date specified in the notice or five Business Days after the notice is given, whichever is later.

12.3   Survival of Representations and Warranties.    (a)  The representations and warranties of the parties set forth in Articles IV, V and IX hereof shall survive Closing for the following survival periods (in each case, the “Survival Period”):

REPRESENTATION AND WARRANTY	SURVIVAL PERIOD
Section 4.1(a):
First sentence	The date that is six years following Closing
Second sentence	The date that is six years following Closing
Third sentence	The date that is six years following Closing
Fourth sentence	The date that is six years following Closing
Fifth sentence	The date that is six years following Closing
Sixth sentence	The date that is two years following Closing
Section 4.1(b):
First sentence	The date that is six years following Closing
Second sentence	Indefinitely
Third sentence	Indefinitely
Fourth sentence	Indefinitely
Fifth sentence	Indefinitely
Section 4.2(a)	The date that is eight years following Closing
Section 4.2(b)	The date that is eight years following Closing
Section 4.2(c)	The date that is eight years following Closing
Section 4.2(d)	The date that is eight years following Closing
Section 4.2(e)	The date that is eight years following Closing
Section 4.3:

REPRESENTATION AND WARRANTY	SURVIVAL PERIOD
First sentence	With respect to this Agreement, the date that is six years following Closing; with respect to the Ancillary Documents, the date that is two years after the Closing
Second sentence, subparagraph (a)	The date that is two years following Closing
Second sentence, subparagraph (b)	The date that is six years following Closing
Second sentence, subparagraph (c)	The date that is six years following Closing
Second sentence, subparagraph (d)	The date that is two years following Closing in reference to matters covered by clause (a), and the date that is six years following Closing, in reference to matters covered by clauses (b) and (c)
Second sentence, subparagraph (e)	The date that is eight years following Closing
Section 4.4(a)	The date that is two years following Closing
Section 4.4(b)	The date that is two years following Closing
Section 4.4(c)	The date that is three years following Closing
Section 4.4(d)(i) and (ii)	The date that is three years following Closing
Section 4.4(d)(iii)	Not to survive Closing
Section 4.4(e)	The date that is three years following Closing
Section 4.4(f)	The date that is two years following Closing
Section 4.4(g)	The date that is two years following Closing
Section 4.4(h)	The date that is two years following Closing
Section 4.4(i)	The date that is two years following Closing
Section 4.5	The date that is two years following Closing
Section 4.6	The date that is 45 days following expiration of the applicable statute of limitations (and any waivers or extensions thereof)
Section 4.7(a):
First sentence	The date that is six years following Closing
Second sentence	The date that is two years following Closing
Third sentence	As to clause (i), the date that is eight years following Closing; as to clause (ii), the date that is two years following Closing
Section 4.7(b):
First sentence	The date that is six years following Closing
Second sentence	The date that is two years following Closing
Third sentence	The date that is two years following Closing
Fourth sentence	With respect to the first clause, the date that is six years following Closing; with respect to the second clause, the date that is two years following Closing
Section 4.8(a):
First sentence	The date that is eight years following Closing
Second sentence	The date that is two years following Closing

REPRESENTATION AND WARRANTY	SURVIVAL PERIOD
Third sentence	The date that is six years following Closing, except with respect to condition of the assets, in which case, the date that is two years following Closing
Section 4.8(b)	That date that is two years following Closing
Section 4.9	The date that is two years following Closing
Section 4.10(a)	The date that is two years following Closing
Section 4.10(b)	The date that is two years following Closing
Section 4.10(c)	The date that is two years following Closing
Section 4.10(d)	The date that is six years following Closing
Section 4.10(e)	The date that is two years following Closing
Section 4.10(f)	The date that is six years following Closing
Section 4.10(g)	The date that is two years following Closing
Section 4.10(h)	The date that is two years following Closing
Section 4.10(i)	The date that is two years following Closing
Section 4.10(j)	The date that is two years following Closing
Section 4.10(k)	The date that is two years following Closing
Section 4.10(l)	The date that is two years following Closing
Section 4.11	The date that is two years following Closing
Section 4.12	The date that is two years following Closing
Section 4.13	The date that is six years following Closing
Section 4.14(a)	The date that is two years following Closing
Section 4.14(b)	The date that is two years following Closing
Section 4.15	The date that is two years following Closing
Section 4.16	The date that is two years following Closing
Section 4.17	The date that is two years following Closing
Section 4.18	The date that is two years following Closing
Section 4.19	The date that is two years following Closing
Section 4.20	The date that is two years following Closing
Section 4.21	The date that is two years following Closing
Section 4.23	The date that is two years following Closing
Section 9.1	The date that is three years following Closing
Section 9.2	The date that is three years following Closing
Section 5.1(a):
First sentence	The date that is six years following Closing
Second sentence	The date that is six years following Closing
Third sentence	The date that is six years following Closing
Fourth sentence	The date that is two years following Closing
Section 5.1(b):
First sentence	The date that is six years following Closing
Second sentence	Indefinitely
Third sentence	Indefinitely
Fourth sentence	Indefinitely
Fifth sentence	Indefinitely

REPRESENTATION AND WARRANTY	SURVIVAL PERIOD
Section 5.2(a)	The date that is eight years following Closing
Section 5.2(b)	The date that is eight years following Closing
Section 5.2(c)	The date that is eight years following Closing
Section 5.2(d)	The date that is eight years following Closing
Section 5.3:
First sentence	With respect to this Agreement, the date that is six years following Closing; with respect to the Ancillary Documents, the date that is two years following Closing
Second sentence, subclause (a)	The date that is two years following Closing
Second sentence, subclause (b)	The date that is six years following Closing
Second sentence, subclause (c)	The date that is six years following Closing
Second sentence, subclause (d)	The date that is two years following Closing in reference to matters covered by clause (a), and the date that is six years following Closing, in reference to matters covered by clauses (b) and (c)
Second sentence, subclause (e)	The date that is eight years following Closing
Section 5.4(a)	The date that is three years following Closing
Section 5.4(b)	Not to survive Closing
Section 5.4(c)	The date that is three years following Closing
Section 5.4(d)	The date that is two years following Closing
Section 5.4(e)	The date that is two years following Closing
Section 5.4(f)	The date that is two years following Closing
Section 5.5	The date that is two years following Closing
Section 5.6	The date that is 45 days following expiration of the applicable statute of limitations (and any waivers or extensions thereof)
Section 5.7(a):
First sentence	The date that is six years following Closing
Second sentence	The date that is two years following Closing
Section 5.7(b):
First sentence	The date that is six years following Closing
Second sentence	With respect to the first clause, the date that is six years following Closing; with respect to the second clause, the date that is two years following Closing
Section 5.8(a):
First sentence	The date that is eight years following Closing
Second sentence	The date that is six years following Closing, except with respect to condition of the assets, in which case, the date that is two years following Closing
Section 5.8(b)	The date that is two years following Closing

REPRESENTATION AND WARRANTY	SURVIVAL PERIOD
Section 5.9	The date that is two years following Closing
Section 5.10(a)	The date that is two years following Closing
Section 5.10(b)	The date that is two years following Closing
Section 5.10(c)	The date that is two years following Closing
Section 5.10(d)	The date that is six years following Closing
Section 5.10(e)	The date that is two years following Closing
Section 5.10(f)	The date that is six years following Closing
Section 5.10(g)	The date that is two years following Closing
Section 5.10(h)	The date that is two years following Closing
Section 5.10(i)	The date that is two years following Closing
Section 5.10(j)	The date that is two years following Closing
Section 5.10(k)	The date that is two years following Closing
Section 5.10(l)	The date that is two years following Closing
Section 5.11	The date that is two years following Closing
Section 5.12	The date that is two years following Closing
Section 5.13	The date that is six years following Closing
Section 5.14(a)	The date that is two years following Closing
Section 5.14(b)	The date that is two years following Closing
Section 5.15	The date that is two years following Closing
Section 5.16	The date that is two years following Closing
Section 5.17	The date that is two years following Closing
Section 5.18	The date that is two years following Closing
Section 5.19	The date that is two years following Closing
Section 5.20	The date that is two years following Closing
Section 5.21	The date that is two years following Closing
Section 5.23	The date that is two years following Closing
Section 5.26	The date that is two years following Closing
Section 9.3	The date that is three years following Closing
Section 9.4	The date that is three years following Closing

(b)  The obligations to indemnify and hold harmless any party (x) pursuant to Section 11.1(a)(i) or 11.1(b)(i) shall terminate when the applicable representation or warranty terminates pursuant to the first sentence of Section 12.3(a) and (y) pursuant to the other clauses of Section 11.1(a) and (b) shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any claim as to which the Aggrieved Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the Indemnifying Party in accordance with Section 11.2 before the termination of the applicable Survival Period, and in such case the relevant representations and warranties shall survive as to such claim until the claim has been finally resolved.

12.4   Amendment.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

12.5   Waiver.    At any time prior to the Closing, any term, provision or condition of this Agreement may be waived in writing (or the time for performance of any of the obligations or other acts of the parties hereto may be extended) by the party that is entitled to the benefits thereof. Failure by a party hereto on one or more occasions to avail itself of a right conferred by this Agreement shall in no event be construed as a waiver of such party’s right to enforce said right or any other right in the future.

12.6   Parties in Interest.    This Agreement may not be assigned by a party without the prior written consent of the other parties hereto, except that Buyer and Conopco may each assign all or any portion of their respective rights and obligations hereunder to any of their respective Affiliates; provided, however, that (a) no such assignment shall relieve Buyer or Conopco (as the case may be) of its obligations hereunder and (b) Conopco or Buyer (as the case may be) shall cause such Affiliates not to cease to be an Affiliate of Conopco or Buyer (as the case may be) unless such rights and obligations have been assigned back to Conopco or Buyer (as the case may be). Any purported assignment in violation of this Section 12.6 shall be null and of no effect. This Agreement shall not run to the benefit of or be enforceable by any Person other than a party to this Agreement (or such lender) and, subject to the first sentence of this Section 12.6, its permitted successors and assigns. Notwithstanding anything in the foregoing to the contrary, each party hereto may assign as collateral security all of its rights under this Agreement to any secured creditor of such assigning party, and each party hereto hereby acknowledges and consents to such assignment.

12.7   Entire Agreement.    This Agreement and the Confidentiality Agreements (including the Schedules, Exhibits and other documents and instruments referred to herein) constitute the entire agreement and understanding among the parties and supersede all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in any Ancillary Document. If any provision of this Agreement conflicts with any provision of any Ancillary Document, this Agreement shall control.

12.8   Counterparts.    This Agreement may be executed in one or more counterparts, which together shall constitute a single agreement.

12.9   Governing Law; Severability.    All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is held invalid, illegal or unenforceable to any extent by a court of competent jurisdiction, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by Applicable Law.

12.10   Consent to Jurisdiction and Service of Process.    Each party agrees that it will not initiate any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than (i) the Delaware Chancery Court or (ii) if the Delaware Chancery Court does not have jurisdiction with respect to such action, a federal court sitting in the State of Delaware or a Delaware state court. Each party irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware over any such suit, action or proceeding and agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court. Each party hereby agrees that service of any process, summons, notice or document by registered mail addressed to such party at its address set forth in Section 12.2 shall be effective service of process for any suit, action or proceeding brought in any such court. Conopco also appoints and agrees to maintain The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801, as its agent in the State of Delaware for service of process in connection with any dispute or proceeding arising out of this Agreement. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Each party agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon judgment, including, with respect to Conopco, the Dutch and English courts, and, with respect to Buyer, state or federal courts in the State of Wisconsin.

12.11   Waiver of Jury Trial.    EACH OF THE PARTIES IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT. THE PARTIES ALSO WAIVE ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF ANY OF THE OTHER PARTIES. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTION COMPLETED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

12.12   No Third Party Beneficiaries.    Notwithstanding anything to the contrary contained in this Agreement, nothing expressed or implied in this Agreement is intended to confer on any Person other than the parties hereto, or such parties’ successors and assigns, any legal or equitable rights or remedies under or by reason of this Agreement, except as otherwise provided in Section 12.6.

12.13   Certain Payments.    Where any payment is to be made by Buyer to Conopco or by Conopco to Buyer pursuant to this Agreement in respect of the UK Shares, any payment by Conopco to Buyer shall be made by Conopco on behalf of the relevant Share Seller to Buyer on behalf of the relevant Designated UK Buyer and any payment by Buyer to Conopco shall be made by Buyer on behalf of the relevant Designated UK Buyer to Conopco on behalf of the relevant Share Seller.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

S.C. JOHNSON COMMERCIAL MARKETS, INC.

By:	/s/ S. CURTIS JOHNSON
S. Curtis Johnson Chairman
JOHNSON PROFESSIONAL HOLDINGS, INC.

By:	/s/ MICHAEL J. BAILEY
Michael J. Bailey President

CONOPCO, INC.

By:	/s/ RUDY MARKHAM
Rudy Markham Lawful Attorney

Schedule 9

ARTICLE IX

AGREEMENTS WITH RESPECT TO EMPLOYEES AND EMPLOYEE BENEFITS

9.1  Conopco Representations: U.S. Employee Plans; Employment Contracts.    Conopco hereby represents and warrants, as of the date hereof and as of the Closing Date, to Buyer that:

(a)  Section 9.1(a) of the DiverseyLever Disclosure Schedule lists (i) each employee benefit plan as such term is defined in Section 3(3) of ERISA (a “U.S. Employee Plan”), (ii) each other plan, policy, practice and arrangement providing for supplemental nonqualified benefits, deferred compensation, severance benefits, change of control benefits, retention benefits, bonuses, stock options, stock appreciation rights, stock purchase or other forms of incentive compensation, disability, medical, health, death, retiree life and medical, or vacation benefit or other compensation or benefits, which, in each case specified in subsections (i) and (ii) hereof, (A) is or was sponsored, entered into, maintained or contributed to, as the case may be, by any member of the Unilever Group or any of their Affiliates, or any predecessor thereof, and (B) covers or benefits any U.S. Employee or any spouse, dependents or beneficiary thereof or in respect of which Buyer or any member of the CMI Group could incur any liability after the Closing (subsections (i) and (ii) hereof are hereinafter referred to collectively as the “U.S. Benefit Arrangements”) and (iii) each management, employment, severance, consulting, or other Contract providing for the retention of personal services, between any member of the Unilever Group or any of their Affiliates, on the one hand, and any U.S. Employee, on the other hand, involving the payment of non-standard compensation and benefits in excess of $100,000 or more, per individual per annum or involving compensation or benefit arrangements for an expatriate employee involving the payment of $100,000 or more, per individual per annum (hereinafter referred to collectively as the “U.S. Employment Contracts”).

(b)  Except as permitted in the last sentence of this Section 9.1(b), Conopco has delivered or made available to Buyer true and complete copies of, as applicable, (i) with respect to each of the U.S. Employee Plans, the plan document and all amendments thereto, any related trust documents and insurance policies, the most recent Internal Revenue Service determination letter, the most recent summary plan description and subsequent summaries of material modifications, the most recently filed IRS Form 5500 and the most recently prepared actuarial valuation report, and (ii) with respect to each other U.S. Benefit Arrangement and U.S. Employment Contract, such contracts, plans, agreements, arrangements, programs, policies or practices or descriptions thereof, including any amendments thereto, and, if applicable, the most recently prepared actuarial valuation reports pertaining thereto. Conopco will deliver prior to Closing, a true, accurate and complete copy of each U.S. Employment Contract involving compensation or benefit arrangements for each expatriate employee and each expatriate policy under which any U.S. Employee is covered.

(c)  Except as disclosed in Section 9.1(c) of the DiverseyLever Disclosure Schedule, no member of the Unilever Group nor any of its ERISA Affiliates has incurred any liability (other than for PBGC premiums not yet due) under Title IV of ERISA that could become an obligation of Buyer or any of its Affiliates, except for any such liability that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate. No Pension Plan maintained or contributed to by any member of the Unilever Group or any of its ERISA Affiliates has incurred any accumulated funding deficiency (within the meaning of Section 412 of the Code), whether or not waived, except for any such deficiency that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(d)  Each of the U.S. Employee Plans in respect of which Buyer or any of its Affiliates could have any liability that is intended to satisfy Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the knowledge of Conopco, nothing has occurred since the issuance of each such letter which could reasonably affect its qualification.

(e)  Except as set forth on Section 9.1(e)(i) of the DiverseyLever Disclosure Schedule, there is no pending or, to the knowledge of Conopco, threatened claim, lawsuit or arbitration relating to any U.S. Benefit Arrangement or U.S. Employment Contract in respect of which Buyer or any of its Affiliates could have any liability other than routine claims for benefits, and Conopco has no knowledge of facts which could form a reasonable basis for any such claim, lawsuit or arbitration. Except as set forth on Section 9.1(e)(i) of the DiverseyLever Disclosure Schedule, each U.S. Benefit Arrangement and U.S. Employment Contract (i) has been administered and operated in accordance with its terms in all respects, except for non–compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate, (ii) complies in form, and has been administered and operated in compliance, with all applicable requirements of ERISA, the Code and other Applicable Laws in all respects and is valid and effective, except for non–compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate, and (iii) complies with any applicable contract or collective bargaining agreement, except for non–compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate. Except as disclosed in Section 9.1(e)(ii) of the DiverseyLever Disclosure Schedule, no investigation, audit or dispute relating to any U.S. Benefit Arrangement or U.S. Employment Contract in respect of which Buyer or any of its Affiliates could have any liability is pending or, to the knowledge of Conopco, threatened before any governmental agency, and Conopco has no knowledge of facts which are likely to give rise to any such investigation, audit or dispute. To the knowledge of Conopco, the Pension Benefit Guaranty Corporation (“PBGC”) has not instituted proceedings to terminate any U.S. Employee Plan subject to Title IV of ERISA, and no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan.

(f)  No member of the Unilever Group nor any of their Affiliates nor, to the knowledge of Conopco, any other “disqualified person” (within the meaning of Section 4975 of the Code) or “party in interest” (within the meaning of Section 3(14) of ERISA) has taken or omitted to take any action with respect to any U.S. Employee Plan which could subject any such plan (or its related trust) or any member of the Unilever Group or any of their Affiliates or any officer, director or employee of any of the foregoing to any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code or liability for breach of fiduciary responsibility under ERISA in excess of $250,000 individually or $1,000,000 in the aggregate and in respect of which Buyer or any of its Affiliates could have any liability.

(g)  None of the U.S. Benefit Arrangements is a Multiemployer Plan.

(h)  Except as disclosed in Section 9.1(h) of the DiverseyLever Disclosure Schedule or as may be triggered by Conopco’s or any of its Affiliates’ obligations under Section 9.6(b) or as otherwise specifically contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due, or increase the amount of compensation due, any current or former U.S. Employee, including, without limitation, any severance payment or benefit; (ii) increase any benefits otherwise payable under any U.S. Benefit Arrangement or U.S. Employment Contract or (iii) result in the acceleration of the time of payment or vesting of any such benefits, in each case, involving payments or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $100,000.

(i)  All filings required by ERISA and the Code as to each U.S. Benefit Arrangement or U.S. Employment Contract have been timely filed and all notices and disclosures to participants required by either ERISA or the Code have been timely provided, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

9.2  Conopco Representations: International Plans; Employment Contracts.    Conopco hereby represents and warrants, as of the date hereof and as of the Closing Date, to Buyer that:

(a)  Section 9.2(a) of the DiverseyLever Disclosure Schedule lists (i) each employee benefit plan, scheme, agreement, arrangement, program, policy or practice (which are legally enforceable or an established practice) which is (or, if (B) below applies, was) sponsored, entered into, maintained or contributed to by any member of the Unilever Group or any of their Affiliates, or predecessors thereof, and (A) which covers or provides benefits with respect to any Ex-U.S. Employee or any spouse, dependent or beneficiary thereof (other than Governmental Authority maintained plans or funds to which any member of the Unilever Group or their Affiliates is required to contribute pursuant to Applicable Laws), providing for vacation, severance, disability, early retirement, medical, dental, hospitalization, life insurance, incentive bonus, savings and retirement, retention, stock option, stock appreciation rights, stock purchase, employment anniversary awards, deferred compensation, profit sharing, earnings related pay, variable pay and other bonus, retiree life and medical benefits, and leaving or termination indemnities or (B) in respect of which Buyer or any member of the CMI Group could incur any liability after the Closing (hereinafter referred to collectively as the “International Plans”) and (ii)

each management, employment, severance, consulting or other Contract providing for the retention of personal services between any member of the Unilever Group or any of its Affiliates, on the one hand, and any Ex-U.S. Employee, on the other hand, involving payments of non-standard compensation or benefits in excess of $100,000 per individual per annum or involving compensation or benefit arrangements for an expatriate employee involving the payment of $100,000 or more, per individual per annum (hereinafter referred to collectively as the “International Employment Contracts”); provided, however, that, notwithstanding the foregoing, with respect to International Plans and International Employment Contracts in any jurisdiction other than a Material Jurisdiction and with respect to International Employment Contracts involving compensation or benefit arrangements for expatriate employees, Conopco shall only be obligated to provide such list after the date of this Agreement and prior to Closing and, with respect to such International Plans, only with respect to those plans that provide pension, supplemental pension, health, disability, savings, death, severance, bonus or equity incentive benefits.

(b)  Except as permitted in the last sentence of this Section 9.2(b), Conopco has delivered to Buyer a true, accurate and complete (i) summary description, as provided to employees, of each International Plan and each International Employment Contract, (ii) copy, as applicable, of any agreement, deed or declaration constituting such International Plans and International Employment Contracts, (iii) copy of any material announcement regarding an International Plan which is not incorporated in such International Plan, and (iv) copy of the most recently prepared actuarial valuation reports pertaining to each International Plan and International Employment Contract prepared for purposes of (A) local compliance requirements, (B) determining contributions and (C) calculations of expenses for accounting purposes, in each case in the possession of Conopco as of the date hereof. Conopco will deliver to Buyer prior to Closing, a true, accurate and complete copy of the foregoing documents not in its possession as of the date hereof which relate to International Plans and International Employment Contracts in Material Jurisdictions and will deliver to Buyer prior to Closing, at Buyer’s written request, a true, accurate and complete copy of the foregoing documents not in its possession as of the date hereof which relate to International Plans and International Employment Contracts in jurisdictions other than Material Jurisdictions that are described in the proviso at the end of Section 9.2(a). Conopco will deliver prior to Closing, a true, accurate and complete copy of each International Employment Contract involving compensation or benefit arrangements for each expatriate employee and each expatriate policy under which any Ex-U.S. Employee is covered.

(c)  Except as disclosed in Section 9.2(c) of the DiverseyLever Disclosure Schedule, each of the International Plans and International Employment Contracts (i) has been administered and operated in accordance with its terms in all respects, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate, (ii) complies in form, and has been administered and operated in compliance, with all applicable requirements of Applicable Laws in all respects and is valid and effective, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate, and (iii) complies with any applicable contract or labor or collective bargaining agreement, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the

EBITDA of the DiverseyLever Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(d)  No member of the Unilever Group nor its Affiliates have received, in respect of an International Plan or International Employment Contract, any notice of (i) any inquiry or proceeding by any Governmental Authority or regulatory agency which is not routine, or (ii) any claim or litigation, whether threatened or pending (other than for routine claims for benefits), and, to Conopco’s knowledge, there are no facts or circumstances likely to result in any such inquiry, proceeding, claim or litigation.

(e)  Except as disclosed in Section 9.2(f) of the DiverseyLever Disclosure Schedule or as otherwise specifically contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due, or increase the amount of compensation due, any current or former Ex-U.S. Employee, including, without limitation, any severance payment or benefit; (ii) increase any benefits otherwise payable under any International Plan or International Employment Contract or (iii) result in the acceleration of the time of payment or vesting of any such benefits, in each case, involving payments or an adverse impact on the EBITDA of the DiverseyLever Business in excess of $100,000.

(f)  Each International Plan required to be registered has been registered and maintained in good standing with applicable regulatory authorities, and each International Plan that is intended to be subject to beneficial tax treatment is subject to such treatment and, to Conopco’s knowledge, nothing has occurred that could reasonably affect such status.

(g)  Each of the Companies or Asset Sellers participating in the UK Pension Scheme has at all material times held or been named in a contracting-out certificate referable to the U.K. Pension Scheme.

9.3  Buyer Representations: U.S. Employee Plans; Employment Contracts.    Buyer hereby represents and warrants, as of the date hereof and as of the Closing Date, to Conopco that:

(a)  Section 9.3(a) of the CMI Disclosure Schedule lists (i) each employee benefit plan as such term is defined in Section 3(3) of ERISA (a “CMI U.S. Employee Plan”), (ii) each other plan, policy, practice and arrangement providing for supplemental nonqualified benefits, deferred compensation, severance benefits, change of control benefits, retention benefits, bonuses, stock options, stock appreciation rights, stock purchase or other forms of incentive compensation, disability, medical, health, death, retiree life and medical, or vacation benefit or other compensation or benefits, which, in each case specified in subsections (i) and (ii) hereof, (A) is or was sponsored, entered into, maintained or contributed to, as the case may be, by any member of the CMI Group or any of their Affiliates, or any predecessor thereof, and (B) covers or benefits any person actively employed by any member of the CMI Group or any of their Affiliates in the United States or Puerto Rico or any spouse, dependents or beneficiary thereof (subsections (i) and (ii) hereof are hereinafter referred to collectively as the “CMI U.S. Benefit Arrangements”) and (iii) each management, employment, severance, consulting, or other Contract providing for the retention of personal services, between any member of the CMI

Group or any of their Affiliates, on the one hand, and any person actively employed in the United States or Puerto Rico, on the other hand, involving the payment of non-standard compensation and benefits in excess of $100,000 or more, per individual per annum or involving compensation or benefit arrangements for an expatriate employee involving the payment of $100,000 or more per annum (hereinafter referred to collectively as the “CMI U.S. Employment Contracts”).

(b)  Except as permitted in the last sentence of this Section 9.3(b), Buyer has delivered or made available to Conopco true and complete copies of, as applicable, (i) with respect to each of the CMI U.S. Employee Plans, the plan document and all amendments thereto, any related trust documents and insurance policies, the most recent Internal Revenue Service determination letter, the most recent summary plan description and subsequent summaries of material modifications, the most recently filed IRS Form 5500 and the most recently prepared actuarial valuation report, and (ii) with respect to each other CMI U.S. Benefit Arrangement and CMI U.S. Employment Contract, such contracts, plans, agreements, arrangements, programs, policies or practices or descriptions thereof, including any amendments thereto, and, if applicable, the most recently prepared actuarial valuation reports pertaining thereto. Buyer will deliver prior to Closing, a true, accurate and complete copy of each CMI U.S. Employment Contract involving compensation or benefit arrangements for each expatriate employee and each expatriate policy under which any U.S. employee of CMI or its Affiliates is covered.

(c)  Except as disclosed in Section 9.3(c) of the CMI Disclosure Schedule, no member of the CMI Group nor any of its ERISA Affiliates has incurred any liability (other than for PBGC premiums not yet due) under Title IV of ERISA that could become an obligation of Conopco or any of its Affiliates, except for any such liability that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate. No Pension Plan maintained or contributed to by any member of the CMI Group or any of its ERISA Affiliates has incurred any accumulated funding deficiency (within the meaning of Section 412 of the Code), whether or not waived, except for any such deficiency that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate. All contributions, premiums or other payments due from any member of the CMI Group or any of its Affiliates or ERISA Affiliates to (or under) any of the CMI U.S. Employee Plans, CMI U.S. Benefit Arrangements and CMI U.S. Employment Contracts have been fully paid before the applicable due dates, except for any such payments that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(d)  Each of the CMI U.S. Employee Plans in respect of which Conopco or any of its Affiliates could have any liability that is intended to satisfy Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the knowledge of Buyer, nothing has occurred since the issuance of each such letter which could reasonably affect its qualification.

(e)  Except as set forth on Section 9.3(e)(i) of the CMI Disclosure Schedule, there is no pending or, to the knowledge of Buyer, threatened claim, lawsuit or arbitration relating to any CMI U.S. Benefit Arrangement or CMI U.S. Employment Contract other than routine claims for benefits, and Buyer has no knowledge of facts which could form a reasonable basis for any such claim, lawsuit or arbitration. Except as set forth on Section 9.3(e)(i) of the DiverseyLever Disclosure Schedule, each CMI U.S. Benefit Arrangement and CMI U.S. Employment Contract (i) has been administered and operated in accordance with its terms in all respects, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate, (ii) complies in form, and has been administered and operated in compliance, with all applicable requirements of ERISA, the Code and other Applicable Laws in all respects and is valid and effective, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate, and (iii) complies with any applicable contract or collective bargaining agreement, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate. Except as disclosed in Section 9.3(e)(ii) of the CMI Disclosure Schedule, no investigation, audit or dispute relating to any CMI U.S. Benefit Arrangement or CMI U.S. Employment Contract is pending or, to the knowledge of Buyer, threatened before any governmental agency, and Buyer has no knowledge of facts which are likely to give rise to any such investigation, audit or dispute. To the knowledge of Buyer, the PBGC has not instituted proceedings to terminate any CMI U.S. Employee Plan subject to Title IV of ERISA, and no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan.

(f)  No member of the CMI Group nor any of their Affiliates nor, to the knowledge of Buyer, any other “disqualified person” (within the meaning of Section 4975 of the Code) or “party in interest” (within the meaning of Section 3(14) of ERISA) has taken or omitted to take any action with respect to any CMI U.S. Employee Plan which could subject any such plan (or its related trust) or any member of the CMI Group or any of their Affiliates or any officer, director or employee of any of the foregoing to any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code or liability for breach of fiduciary responsibility under ERISA in excess of $250,000 individually or $1,000,000 in the aggregate.

(g)  None of the CMI U.S. Benefit Arrangements is a Multiemployer Plan.

(h)  Except as disclosed in Section 9.3(h) of the CMI Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event, (i) result in any payment becoming due, or increase the amount of compensation due, any current or former CMI U.S. employee, including, without limitation, any severance payment or benefit; (ii) increase any benefits otherwise payable under any CMI U.S. Benefit Arrangement or CMI U.S. Employment Contract or (iii) result in the acceleration of the time of payment or vesting of any such benefits, in each case, involving payments or an adverse impact on the EBITDA of the CMI Business in excess of $100,000.

(i)  All filings required by ERISA and the Code as to each CMI U.S. Benefit Arrangement or CMI U.S. Employment Contract have been timely filed and all notices and disclosures to participants required by either ERISA or the Code have been timely provided, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

9.4  Buyer Representations: International Plans; Employment Contracts.     Buyer hereby represents and warrants, as of the date hereof and as of the Closing Date, to Conopco that:

(a)  Section 9.4(a) of the CMI Disclosure Schedule lists (i) each employee benefit plan, scheme, agreement, arrangement, program, policy or practice (which are legally enforceable or an established practice) which is (or, if (B) below applies, was) sponsored, entered into, maintained or contributed to by any member of the CMI Group or any of their Affiliates, or predecessors thereof, and (A) which covers or provides benefits with respect to any person actively employed by Buyer or its Affiliates outside the United States or Puerto Rico or any spouse, dependent or beneficiary thereof (other than Governmental Authority maintained plans or funds to which any member of the CMI Group or their Affiliates is required to contribute pursuant to Applicable Laws), providing for vacation, severance, disability, early retirement, medical, dental, hospitalization, life insurance, incentive bonus, savings and retirement, change of control, retention, stock option, stock appreciation rights, stock purchase, employment anniversary awards, deferred compensation, profit sharing, earnings related pay, variable pay and other bonus, retiree life and medical benefits, and leaving or termination indemnities or (B) in respect of which Conopco or any member of the Unilever Group could incur any liability after the Closing (hereinafter referred to collectively as the “CMI International Plans”) and (ii) each management, employment, severance, consulting or other Contract providing for the retention of personal services between any member of the CMI Group or any of its Affiliates, on the one hand, and any person actively employed by Buyer or its Affiliates outside the United States or Puerto Rico, on the other hand, involving payments of non-standard compensation or benefits in excess of $100,000 per individual per annum or involving compensation or benefit arrangements for an expatriate employee involving the payment of $100,000 or more, per individual per annum (hereinafter referred to collectively as the “CMI International Employment Contracts”); provided, however, that, notwithstanding the foregoing, with respect to CMI International Plans and CMI International Employment Contracts in any jurisdiction other than a Material Jurisdiction and with respect to CMI International Employment Contracts involving compensation or benefit arrangements for expatriate employees, Buyer shall only be obligated to provide such list after the date of this Agreement and prior to Closing and, with respect to CMI International Plans, only with respect to those that provide pension, supplemental pension, health, disability, savings, death, severance, bonus or equity incentive benefits.

(b)  Except as permitted in the last sentence of this Section 9.4(b), Buyer has delivered to Conopco a true, accurate and complete (i) summary description, as provided to employees, of each CMI International Plan and each CMI International Employment Contract, (ii) copy, as applicable, of any agreement, deed or declaration constituting such CMI International Plans and CMI International Employment Contracts, (iii) copy of any material announcement regarding an CMI International Plan which is not incorporated in such CMI International Plan, and (iv) copy of the most recently prepared actuarial valuation reports pertaining to each CMI International Plan and CMI International Employment Contract prepared for purposes of (A) local compliance requirements, (B) determining contributions and (C) calculations of expenses for accounting purposes, in each case in the possession of Buyer as of the date hereof. Buyer will deliver to Conopco prior to Closing, a true, accurate and complete copy of the foregoing documents not in its possession as of the date hereof which relate to CMI International Plans and CMI International Employment Contracts in Material Jurisdictions and will deliver to Conopco prior to Closing, at Conopco’s written request, a true, accurate and complete copy of the foregoing documents not in its possession as of the date hereof which relate to CMI International Plans and CMI International Employment Contracts in jurisdictions other than Material Jurisdictions that are described in the proviso at the end of Section 9.4(a). Buyer will deliver prior to Closing, a true, accurate and complete copy of (i) each CMI International Employment Contract involving compensation or benefit arrangements for each expatriate employee and each expatriate policy under which any employee employed by Buyer or its Affiliates outside the U.S. are covered and (ii) at the written request of Conopco, information relating to accounting entries in respect of the Material Benefit Plans and Shared Plans (as such terms are defined in the Shareholders’ Agreement) as of the date of this Agreement.

(c)  Except as disclosed in Section 9.4(c) of the CMI Disclosure Schedule, each of the CMI International Plans and CMI International Employment Contracts (i) has been administered and operated in accordance with its terms in all respects, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate, (ii) complies in form, and has been administered and operated in compliance, with all applicable requirements of Applicable Laws in all respects and is valid and effective, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate, and (iii) complies with any applicable contract or labor or collective bargaining agreement, except for non-compliance that has not resulted, and would not reasonably be expected to result, in Costs or an adverse impact on the EBITDA of the CMI Business in excess of $250,000 individually or $1,000,000 in the aggregate.

(d)  No member of the CMI Group nor its Affiliates have received, in respect of an CMI International Plan or CMI International Employment Contract, any notice of (i) any inquiry or proceeding by any Governmental Authority or regulatory agency which is not routine, or (ii) any claim or litigation, whether threatened or pending (other than for routine claims for benefits), and, to Buyer’s knowledge, there are no facts or circumstances likely to result in any such inquiry, proceeding, claim or litigation.

(e)  Except as disclosed in Section 9.2(e) of the CMI Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due, or increase the amount of compensation due, any current or former employee employed by any member of the CMI Group or its Affiliates outside the United States or Puerto Rico, including, without limitation, any severance payment or benefit; (ii) increase any benefits otherwise payable under any CMI International Plan or CMI International Employment Contract or (iii) result in the acceleration of the time of payment or vesting of any such benefits, in each case, involving payments or an adverse impact on the EBITDA of the CMI Business in excess of $100,000.

(f)  Each CMI International Plan required to be registered has been registered and maintained in good standing with applicable regulatory authorities, and each CMI International Plan that is intended to be subject to beneficial tax treatment is subject to such treatment and, to Buer’s knowledge, nothing has occurred that could reasonably affect such status.

9.5  Sellers’ and Buyer’s Obligations to Employees.

(a)  Buyer shall be obligated to continue the employment of Employees, or offer employment to Employees, on the following basis:

(i)  Buyer shall cause the Companies to continue the employment of their Employees as of the Closing; and

(ii)  With respect to Business Employees,

(A)  to the extent required by applicable Transfer Regulations, Buyer shall employ, or cause an Affiliate to employ, such Employees as of the Closing, and

(B)  to the extent not required to employ such Employees by any applicable Transfer Regulations, Buyer shall offer, or cause an Affiliate to offer, to hire such Employees as of the Closing.

(iii)  Subject to the remaining provisions of this Article IX and any applicable collective bargaining agreement, Buyer shall establish the terms and conditions of employment and positions applicable to Employees from and after the Closing as it shall determine from time to time in its sole discretion consistent with Applicable Law.

(b)  (i)  Buyer agrees for a period of 36 months after Closing that each Transferred Employee shall be employed on such terms and conditions relating to compensation, benefits and any other terms and conditions with an economic value to the employee, including incentive and equity plan opportunities and benefits related to length of service (but excluding any Benefits or Ongoing Welfare Benefits as are covered in Section 9.11) the aggregate value of which is no less than the aggregate value of such terms and conditions provided to the Transferred Employee immediately prior to Closing. For this purpose, the value of equity incentive plans taken into account for applicable Transferred Employees shall be based on the percentage of compensation represented by awards at time of grant, which value in relation to option awards (A) under Unilever’s equity incentive plans shall be based on the “Black-Sholes” method and (B) under Buyer’s equity incentive plans shall be based on the methodology provided by Buyer to Conopco prior to the date of this Agreement.

(ii)  Without prejudice to the provisions of Section 9.5(b)(i), Buyer shall pay, or cause to be paid, to any Transferred Employee whose termination of employment with Buyer or its Affiliates occurs within 36 months after the Closing severance payments and benefits (whether contractual or otherwise and giving due credit to the Transferred Employee for service and earnings prior to the Closing Date and any additional service or earnings from the Closing Date onwards) which are no less favorable to the Transferred Employee than those provided under any severance plan or policy (other than individual agreements) under which the Transferred Employee was covered immediately prior to Closing and which in the case of any such plan or policy covering Employees in a Material Jurisdiction is described or referred to in Section 9.5(b)(ii) of the DiverseyLever Disclosure Schedule. The value of any additional pension or other payment provided on such termination shall not be affected by whether the individual has or has not transferred rights in relation to past service under any Parent Group Plan to a Buyer Group Plan. To the extent a termination benefit has been paid to any Transferred Employee as a result of the termination of his employment as of Closing, the amount so paid shall be deducted from any amount otherwise due in accordance with Buyer’s obligation under this Section 9.5(b)(ii).

(c)  (i) Without limiting the generality of Section 9.5(b), Buyer agrees that, with respect to Business Employees in jurisdictions having Transfer Regulations, the terms and conditions of employment of such Business Employees in effect as of the Closing Date shall be maintained by Buyer or its Affiliates to the extent required by such Transfer Regulations. The Closing Date shall be deemed the time of transfer under the Transfer Regulations.

(ii)  (A) Buyer shall provide Conopco at Conopco’s written request with such information as is reasonably required by Conopco or any of its Affiliates to enable Conopco and any of its Affiliates to carry out their duties under the Transfer Regulations and to comply with all obligations to inform and/or consult Employees or their representatives in respect of the transactions contemplated by this Agreement required under any Applicable Law or under the terms of any labor, works council or collective bargaining agreement to which Conopco or its Affiliates is bound. Subject to Buyer being in compliance with such obligation to provide reasonably required information, Conopco shall and shall cause its Affiliates to comply with the Transfer Regulations and their obligations to inform and consult Employees or their representatives under Applicable Law or under the terms of any labor, works council or collective bargaining agreement to which Conopco or its Affiliates is bound and shall advise Buyer in writing of any obligation Buyer or its Affiliates may have, if any, under any such agreement. Conopco shall indemnify Buyer (on behalf of the relevant member of the CMI Group) against all liabilities arising from the failure by Conopco or its Affiliates to comply with the Transfer Regulations or their obligations to inform and/or consult employees or their representatives in respect of the transactions contemplated by this Agreement required under any Applicable Law or under the terms of any labor, works council or collective bargaining agreement to which Conopco or any of its Affiliates is bound.

(B)  Conopco shall provide Buyer at Buyer’s written request with such information as is reasonably required by Buyer or any of its Affiliates to enable Buyer and any of its Affiliates to carry out their duties under the Transfer Regulations and to comply with all obligations to inform and/or consult employees or their representatives in respect of the transactions contemplated by this Agreement required under any Applicable Law or under the terms of any labor, works council or collective bargaining agreement to which Buyer or its Affiliates is bound. Subject to Conopco being in compliance with such obligation to provide reasonably required information, Buyer shall and shall cause its Affiliates to comply with the Transfer Regulations and their obligations to inform and consult employees or their representatives under Applicable Law or under the terms of any labor, works council or collective bargaining agreement to which Buyer or its Affiliates is bound and shall advise Conopco in writing of any obligation Conopco or its Affiliates may have, if any, under any such agreement. Buyer shall indemnify Conopco (on behalf of the relevant member of the Unilever Group) against all liabilities arising from the failure by Buyer or its Affiliates to comply with the Transfer Regulations or their obligations to inform and/or consult employees or their representatives in respect of the transactions contemplated by this Agreement required under any Applicable Law or under the terms of any labor, works council or collective bargaining agreement to which Buyer or any of its Affiliates is bound.

(d)  With respect to Represented U.S. Employees of the Asset Sellers and Represented Ex-U.S. Employees of the Asset Sellers not subject to Transfer Regulations, execution of this Agreement shall not in any way preclude Buyer from, at the request of such Employees, modifying, altering or terminating any of the existing terms and conditions applicable to any such Employees of the Asset Sellers that Buyer might employ.

(e)  (i) Except to the extent reflected as an accrued liability in the Final DiverseyLever Closing Working Capital Account, Sellers shall be solely responsible and retain liability for, and Buyer and its Affiliates shall have no obligation to pay or provide:

(A)  (I) the “Exceptional Bonus” payable in accordance with the terms of the letter dated July 24, 2000 to Mr. Venkatesh Kasturirangon, as subsequently amended; and

(II)  50% of any retention bonus which becomes payable to any Transferred Employee whose name is listed in Schedule 9.5(e)(i)(A)(II) of the DiverseyLever Disclosure Schedule under and in accordance with the terms of the letters (known as “Package A”) issued to such Employee prior to Closing, a sample of which appears in the Unilever data room at 9.4, Section 3, and 50% of any retention bonus which becomes payable to any Seconded Employee whose name is listed in Schedule 9.5(e)(i)(A)(II) of the DiverseyLever Disclosure Schedule under and in accordance with Package A issued to such Seconded Employee prior to Closing provided such amount becomes payable during the period the Seconded Employee is seconded to work after Closing for Buyer or its Affiliates; and

(III)  50% of the amounts which become payable to any Transferred Employee whose name is listed in Schedule 9.5(e)(i)(A)(III) of the DiverseyLever Disclosure Schedule solely as the result of the terms of the letters (known as “Package B”) issued to such Employee prior to Closing, a sample of which appears in the Unilever data room at 9.4,

Section 3, but excluding any amounts which would have been payable to the Transferred Employee in the absence of Package B; and

(IV)  any payments or benefits (other than those provided for in (A)(II) and (III) above and in (ii)(A), (B) and (C) below) to any Transferred Employee pursuant to any individual agreement entered into prior to Closing by Conopco or any of its Affiliates solely and expressly for the purposes of facilitating the transactions contemplated by this Agreement or of otherwise selling, transferring or disposing of all or part of the DiverseyLever Business, including without limitation, any other retention bonuses or stay pay, exceptional bonuses, returns to Unilever Guarantees and severance payments or benefits in connection therewith, leaving indemnities or other severance payments, whether such severance payments or benefits accrue before, on or after Closing, but only to the extent that any such payment or benefit exceeds the payment or benefit which the Transferred Employee would have received in the absence of such individual agreement or in the absence of the transactions contemplated by this Agreement,

(B)  any severance payments and benefits in respect of the termination of any employee of Conopco or its Affiliates or any predecessor thereof, including any Employee, occurring before the Closing, whether or not as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement,

(C)  all severance payments and benefits payable to Employees who do not become Transferred Employees because they do not accept an offer of employment with the Buyer or its Affiliates made in compliance with this Article IX or choose, under Applicable Law, not to become an employee of Buyer or its Affiliates having been made an offer of employment with the Buyer or its Affiliates made in compliance with this Article IX, provided however that if Buyer or its Affiliates employ any such individual within one year after the Closing Date knowing that Sellers have made such a severance payment or benefit then Buyer shall reimburse Sellers for the amount of such severance payments or benefits, and

(D)  all severance payments and benefits payable to any employee of Conopco or its Affiliates or any Transferred Employee as a result of termination of employment arising out of the closure of any facility listed on Section 9.5(e)(i)(D) of the DiverseyLever Disclosure Schedule or in connection with termination of employment where formal notice of termination was given by Conopco or its Affiliates at or prior to Closing but the actual termination occurs after Closing, provided, in each case, that the amount payable by Sellers in respect of any such termination shall not exceed the amount which would have been payable had such termination been effected on the terms in place immediately prior to Closing.

(ii)  Buyer shall be solely responsible and assume liability for, and Sellers and their Affiliates shall have no obligation to pay or provide:

(A)  the amounts which become payable to any Transferred Employee whose name is listed in Schedule 9.5(e)(i)(A)(II) under and in accordance with the provisions under the heading “Notice Period” of the letters (known as “Package A”) issued to such Employee prior to Closing, a sample of which appears in the Unilever data room at 9.4, Section 3;

(B)  50% of any retention bonus which becomes payable to any Transferred Employee whose name is listed in Schedule 9.5(e)(i)(A)(II) under and in accordance with the terms of the letters (known as “Package A”) issued to such Employee prior to Closing, a sample of which appears in the Unilever data room at 9.4, Section 3, and 50% of any retention bonus which becomes payable to any Seconded Employee whose name is listed in Schedule 9.5(e)(i)(A)(II) under and in accordance with Package A issued to such Seconded Employee prior to Closing provided such amount becomes payable during the period the Seconded Employee is seconded to work after Closing for Buyer or its Affiliates; and

(C)  50% of the amounts which become payable to any Transferred Employee whose name is listed in Schedule 9.5(e)(i)(A)(III) of the DiverseyLever Disclosure Schedule as the result of the terms of the letters (known as “Package B”) issued to such Employee prior to Closing, a sample of which appears in the Unilever data room at 9.4, Section 3, together with any amounts which would have been payable to the Transferred Employee in absence of Package B.

(f)  Sellers shall be solely responsible and retain liability for, and Buyer and its Affiliates shall have no obligation to pay or provide, any obligation due under any individual agreement relating to any Transferred Employee of a nature not generally applicable to other Employees of similar status entered into prior to Closing by Conopco or any of its Affiliates, or any predecessor thereof (a “Non-Standard Benefit”) where (i) that Non-Standard Benefit has not been disclosed in the Unilever data room established in connection with the transactions contemplated by this Agreement and (ii) the value of the Non-Standard Benefit in respect of that Transferred Employee exceeds the standard benefit by US $100,000 per annum. For the avoidance of doubt, Sellers’ responsibility under this clause is limited to the amount by which the Non-Standard Benefit exceeds the standard amount.

(g)  Buyer shall recognize, or cause to be recognized, Transferred Employees’ service with Conopco or its Affiliates prior to the Closing for eligibility and vesting purposes under the employee benefit plans of Buyer and its Affiliates after the Closing.

(h)  If any Transferred Employee requires a work permit or employment pass or other approval (a “Permit”) for his employment to continue with Buyer or its Affiliates after Closing, Buyer shall use its best efforts to see that any necessary applications are promptly made and to secure the necessary Permits and the provisions of Section 6.15 shall apply to the continued employment and transfer of such employees.

(i)  Each Seconded Employee of Conopco or its Affiliates listed in Schedule L shall (subject to the rights of the respective employer and employee to terminate the employee’s employment at any time in their absolute discretion) continue to be employed by a member of the Unilever Group and shall be seconded to work after the Closing for Buyer or its Affiliates in the DiverseyLever Business for the period set out after that Seconded Employee’s name in Schedule L, which such period may be extended by the further period set out in Schedule L after the Seconded Employee’s name with the agreement of the employee concerned. The following additional provisions shall apply with respect to the Seconded Employees:

(i)  Each Seconded Employee shall be paid, and employment benefits shall be provided to such Seconded Employee, by a member of the Unilever Group, and Buyer shall pay to Conopco (on behalf of the relevant member of the Unilever Group) within five Business Days after the end of each calendar month or receipt of an invoice from Conopco for such month, if later, the direct and indirect cost of salary and other employment benefits for that Seconded Employee for such calendar month including relevant Taxes, social security costs and any unfunded costs or accruals in relation to post-Closing service (together with the cost of Benefit accrual charged on a local funding basis but ignoring any surplus or deficit in the Benefit Plan in question) on such basis as the Conopco may reasonably determine and agree with Buyer. Notwithstanding the foregoing, Sellers shall retain liability and be solely responsible, and Buyer and its Affiliates shall have no obligation to pay or reimburse Conopco, for costs and amounts paid relating to (i) severance payments and benefits payable to any Seconded Employee as a result of termination of the Seconded Employee’s employment, (ii) 100% of any amounts payable as a retention bonus under Package A issued to such Seconded Employee prior to Closing if such amount becomes payable during the period after the Seconded Employee ceases to be seconded to work for Buyer or its Affiliates and (iii) the value of stock options and equity compensation granted to or payable to such Seconded Employee by Conopco or its Affiliates.

(ii)  The relevant member of the Unilever Group may from time to time increase the salary of such Seconded Employee; provided, that any such increases are broadly in line with increases for similar employees of the Unilever Group.

(iii)  Buyer shall indemnify Conopco (on behalf of the relevant member of the Unilever Group) against any claim by, or relating to, a Seconded Employee arising out of any act or omission by Buyer or its Affiliates occurring after the Closing, and Conopco shall indemnify Buyer (on behalf of the relevant member of the CMI Group) against any claim by, or relating to, a Seconded Employee arising out of any act or omission by Sellers or their Affiliates occurring before, on or after the Closing.

(iv)  Buyer shall provide that the working environment of each Seconded Employee and the work carried out by each Seconded Employee is similar to his working environment and work before Closing except as otherwise agreed by the Seconded Employee.

(v)  Subject to the Seconded Employee’s consent, any element of that Seconded Employee’s remuneration which is calculated immediately before Closing by reference to the performance of any part the Unilever Group shall, during the duration of the secondment, be calculated by reference to the performance of the Buyer or its Affiliates as appropriate.

(j)  If the contract of employment of any Business Employee terminates or is found or alleged after Closing not to be with Buyer or another member of the CMI Group as a consequence of the sale and purchase of the DiverseyLever Business Assets and other matters contemplated under this Agreement, Buyer (on behalf of the relevant member of the CMI Group) agrees that:

(i)  in consultation with Conopco it will, within five Business Days of being so requested (as long as the request is made no later than 10 Business Days after the Seller becomes aware of such finding or allegation), make to that Business Employee an offer in writing to employ him under a new contract of employment subject to, and to take effect upon, the termination referred to below; and

(ii)  the offer to be made will be on such terms and conditions as are consistent with the Buyer’s undertakings in this Article IX.

Upon that offer being made (or at any time after the expiration of such five Business Day period, if the offer is not made as requested), the relevant Asset Seller shall, where legally possible, terminate the employment of the Business Employee concerned (except where already terminated). Buyer shall indemnify Conopco (on behalf of the relevant member of the Unilever Group) against all liabilities arising from the employment of that Business Employee after Closing until such termination (up to a maximum period of 6 months) during any period where the services of the employee concerned are available to and utilized by a member of the CMI Group and against all liabilities arising from the termination of employment of that Business Employee provided that where such liabilities arise as a result of such termination notwithstanding an offer being made by Buyer in accordance with Article IX and acceptance of that offer by that Business Employee, Conopco shall indemnify Buyer against all liabilities in respect of such termination.

(k)  If the contract of employment of any person who is immediately prior to Closing employed by a member of the Unilever Group (other than an Employee) is found or alleged after Closing to be with Buyer or another member of the CMI Group as a consequence of the sale and purchase and other matters contemplated under this Agreement, Unilever agrees (on behalf of the relevant member of the Unilever Group) that:

(i)  in consultation with Buyer, it will, within five Business Days of being so requested (as long as the request is made no later than 10 Business Days after

Buyer becomes aware of such finding or allegation and, in any event, within the period of six months after Closing (unless the individual is disabled)), make or cause a member of the Unilever Group to make to that employee an offer in writing to employ him under a new contract of employment subject to, and to take effect upon, the termination referred to below; and

(ii)  the offer to be made will be on the same terms and conditions as were provided to that employee immediately before Closing.

Upon that offer being made (or at any time after the expiration of such five Business Day period, if the offer is not made as requested), Buyer shall, or shall cause the relevant member of the CMI Group to, where legally possible, terminate the employment of the employee concerned. Buyer shall indemnify Conopco (on behalf of the relevant member of the Unilever Group) against all liabilities arising from the employment of that employee after Closing until such termination (up to a maximum period of 6 months) during any period where the services of the employee concerned are available to and utilized by a member of the CMI Group. Conopco shall indemnify Buyer (on behalf of the relevant member of the CMI Group) against all liabilities arising from the employment of that employee after Closing until such termination (up to a maximum period of 6 months) during any period where the services of the employee concerned are not available to or utilized by a member of the CMI Group and, whether or not the services of the employee concerned are available to or utilized by a member of the CMI Group during any such period against all liabilities arising from the termination of employment of that employee.

(l)  The provisions of Section 9.5(b) are to apply to the Employees only for so long as the Employees continue in the uninterrupted employment of any member of the CMI Group or any person to whom the whole or any part of the DiverseyLever Business or the CMI Group is transferred. If Buyer or a member of the CMI Group disposes of a member of the CMI Group or all or any part of the DiverseyLever Business, Buyer shall procure that the buyer concerned honors the obligations under Section 9.5(b) in respect of each Transferred Employee concerned in such a disposal.

(m)  (i) Conopco and Buyer acknowledge that:

(A)  the obligations referred to in Section 8.1(e) (without prejudice to the parties’ ability to waive the conditions referred to in Section 8.1(e)) may require the parties to take certain steps including:

(1)  the obtaining of advice from the competent labor union delegation or works council;

(2)  the carrying out of consultation with the competent labor union delegation or works council; and

(B)  reasonable changes to certain relevant provisions of this Agreement may be necessary or desirable as a result of (A)(1) and (2) above, provided that: (I) such changes will not result in terms less favorable to the relevant Transferred Employees than those contained in this Agreement; and (II) the position of Conopco, Buyer or any other member of the Unilever Group or the CMI Group will not be adversely affected by any such changes.

(ii)  without prejudice to the generality of the forgoing, Conopco and Buyer acknowledge that:

(A)  the obligations referred to in Section 8.1(e) in so far as they relate to the Netherlands will, without prejudice to the parties ability to waive the conditions referred to in Section 8.1(e), require the parties to procure the taking of all steps reasonably necessary or desirable to comply with the applicable provisions of the Dutch Works Council Act and the Dutch Merger Code, including

(1)  the obtaining of advice from the competent works council under the Works Council Act; and

(2)  the carrying out of consultation with the competent trade unions under Chapter II of the Merger Code; and

(B)  reasonable changes to certain relevant provisions of this Agreement may be necessary or desirable as a result of consultations with employee representatives as required by the Dutch Works Council Act and the Dutch Merger Code provided that:

(1) such changes will not result in terms less favorable to the relevant employees than those contained in this Agreement; and

(2) the position of Conopco, Buyer or any other member of the Unilever Group or the CMI Group will not be adversely affected by any such changes.

(C)  Conopco and Buyer shall each use their reasonable endeavors to ensure that the position of Buyer or any other member of the CMI Group will not be adversely affected by any of the changes referred to above.

(n)  (i) This Section 9.5(n) applies in respect of any Transferred Employee who is either listed in Section 6.13 of the DiverseyLever Disclosure Schedule or is agreed between Conopco and the Buyer and has been or is, prior to the Closing Date, given the right to elect to return to the employment of Conopco or its Affiliates within a period after the Closing Date and who exercises that right.

(ii)  Buyer shall pay each such Employee as is referred to in (i) above the appropriate prorata amounts representing any amounts earned or accrued in respect of his service with a relevant member of the CMI Group under any bonus or incentive plan prior to his return to the employment of Conopco or its Affiliates, provided that such

Transferred Employee has provided Buyer with at least six months’ prior written notice of the date of his or her return to the employment of Conopco or its Affiliates.

9.6  Treatment of Conopco’s and Buyer’s U.S. Benefit Arrangements.

(a)  (i) As of the Closing, Conopco shall transfer, or cause to be transferred, to Buyer or one of its Affiliates, and Buyer shall adopt and assume, or cause one of its Affiliates to adopt and assume, the U.S. Benefit Arrangements and related trusts which are (A) Stand-Alone Plans and (B) any other U.S. Benefit Arrangements listed in Section 9.1(a) of the DiverseyLever Disclosure Schedule in which there are active participants who are Transferred Employees but no active participants who are employees of the Unilever Group (the “U.S. Stand-Alone Plans”). For the avoidance of doubt, the Auto-Chlor & DiverseyLever Post Retirement Welfare Plan to the extent it provides retiree medical benefits shall be expressly excluded from being a U.S. Stand-Alone Plan and shall be retained along with all liabilities relating thereto by Conopco and its Affiliates but, to the extent it provides retiree death benefits, shall be treated as a U.S. Stand-Alone Plan. Buyer and Conopco shall take all action reasonably required to effect such adoption and assumption of the U.S. Stand-Alone Plans as of the Closing Date. After such adoption and assumption, Conopco and its Affiliates shall, except as otherwise specifically provided in this Section 9.6, have no further liabilities or obligations under any U.S. Stand-Alone Plan or any rights under any trust thereunder. Except with respect to the U.S. Stand-Alone Plans or as otherwise specifically provided in this Section 9.6, (A) no assets or liabilities relating to any U.S. Benefit Arrangement shall be transferred to Buyer or any of its Affiliates or to any plan of Buyer or any of its Affiliates, and (B) Buyer and its Affiliates shall have no liability or obligation with respect to any U.S. Benefit Arrangement, which liabilities and obligations shall be retained by Conopco and its Affiliates and the U.S. Benefit Arrangements.

(ii)  To the extent permitted by Applicable Law, Buyer shall assume all accrued compensation and vacation liabilities of U.S. Employees who become Transferred Employees, regardless of whether such liabilities relate to events which occurred on or prior to the Closing Date or to actions taken by Conopco or one of its Affiliates or Buyer or one of its Affiliates, or to consequences which are deemed to have occurred by operation of Applicable Law as a result of the transactions contemplated herein, but only to the extent such accrued liabilities are reflected as an accrued liability in the Final DiverseyLever Closing Working Capital Amount.

(b)  Except to the extent to do so would be contrary to Applicable Law and/or applicable local practice, Conopco shall, or shall cause its Affiliates to, amend the UNICare Savings Plan (the “Conopco’s U.S. Savings Plan”) to fully vest as of the Closing Date all U.S. Employees who become Transferred Employees in their accrued benefits under such plan.

(c)  Effective as of the Closing Date, Conopco shall amend, or shall cause its Affiliates to amend, the Conopco’s U.S. Savings Plan to provide that all U.S. Employees who become Transferred Employees shall be entitled to the extent permitted by Applicable Law to distribution of their account balances thereunder as soon as practicable after the Closing Date (or if the Closing Date occurs prior to January 1, 2002, as soon as practicable after January 1, 2002, if such a distribution would not be permitted under the terms of the Code prior to January 1, 2002). U.S. Employees who become Transferred Employees who elect to or otherwise receive a distribution from Conopco’s U.S. Savings Plan shall be eligible to rollover such distribution to a qualified defined contribution plan maintained by Buyer or one of its Affiliates, as designated by Buyer, in accordance with the terms thereof. Conopco shall, or shall cause its Affiliates to, take such action as may be necessary to permit the U.S. Employees who become Transferred Employees to roll over participant loans to such plan from the Conopco’s U.S. Savings Plan.

(d) With respect to the U.S. Employees who become Transferred Employees, (i) Conopco shall, and shall cause its Affiliates to, retain all liability (except for the payment of salary or compensation to the extent that payment relates to the period after the Closing Date) under each of their group life, accident, worker’s compensation, medical, hospitalization, prescription drug, dental or short-term or long-term disability plans, whether or not insured, including under plans adopted and assumed by Buyer or one of its Affiliates pursuant to Section 9.6(a)(i), for any claims arising on or prior to the Closing Date except to the extent such accrued liabilities are reflected as an accrued liability in the Final DiverseyLever Closing Working Capital Amount or to the extent insured under an insurance policy of which Buyer or an Affiliate thereof becomes the beneficiary and for which the premium has been fully paid by Unilever or its Affiliates prior to Closing, and (ii) Buyer shall be responsible for all liability (except for the payment of salary or compensation to the extent that payment relates to the period prior to the Closing Date) for claims arising after the Closing Date under group life, accident, worker’s compensation, medical, hospitalization, prescription drug, dental, or short-term or long-term disability plans of Buyer and its Affiliates (“Buyer’s U.S. Welfare Plans”). For purposes of this Section 9.6(d), claims shall be deemed to have arisen:

(i)  With respect to all death or dismemberment claims, on the actual date of death or dismemberment;

(ii)  With respect to disability or salary continuance claims, on the day the claimant became disabled;

(iii)  With respect to all hospital, medical, drug or dental claims, on the date the service or supply was purchased or received by the claimant; and

(iv)  With respect to worker’s compensation claims which are single-accident specific, on the date of the occurrence, and with respect to all other worker’s compensation claims, on the last day worked before the occurrence giving rise to such claim.

(e)  Each U.S. Employee who becomes a Transferred Employee and satisfies as of the Closing Date or would, on completion of a further two years’ or less of age and service with Conopco or its Affiliates immediately following the Closing Date, satisfy the eligibility criteria for health benefits under either the UNICare Retiree Medical Plan or the Auto-Chlor & DiverseyLever Post Retirement Welfare Plan (“Conopco U.S. Retiree Welfare Plans”) shall receive such benefits from the Conopco U.S. Retiree Welfare Plans following such Employee’s termination of employment from Buyer or its Affiliates in accordance with terms no less favorable to the Employee than those in effect under the Conopco U.S. Retiree Welfare Plans as of the date of termination of employment with Buyer or its Affiliates, subject in the case of those who had not satisfied the eligibility criteria at Closing of having satisfied such further age and service criteria at the time of termination with Buyer and its Affiliates.

(f)  As of the Closing Date, Buyer shall be responsible for any legally mandated continuation of health care coverage under federal or state law for (i) all U.S. Employees who become Transferred Employees and/or their covered dependents who have a loss of health care coverage under Buyer’s U.S. Welfare Plans due to a qualifying event (as defined in Section 4980B of the Code) that occurs after the Closing Date and (ii) existing qualified beneficiaries who have had a loss of health care coverage on or prior to the Closing Date under plans adopted and assumed by Buyer or one of its Affiliates pursuant to Section 9.6(a)(i). Conopco and its Affiliates shall be responsible and retain liability for any legally mandated continuation of health care coverage for all employees or former employees and/or their covered dependents who have a loss of health care coverage under Conopco’s or its Affiliates’ health plans, other than under plans adopted and assumed by Buyer or one of its Affiliates pursuant to Section 9.6(a)(i), due to a qualifying event that occurs on or prior to the Closing Date. Buyer agrees to establish, or cause its Affiliates to establish, a health care plan covering those Transferred Employees who participated in the Unicare medical plan immediately prior to the Closing Date.

(g)  To the extent reflected as an accrued liability on the Final DiverseyLever Working Capital Amount, Conopco shall, or shall cause its Affiliates to, transfer as of the Closing Date the excess, if any, of the accumulated contributions to health and dependent care flexible spending account plans of Conopco or its Affiliates made by U.S. Employees who become Transferred Employees over the payouts made from such accounts to such employees as of the Closing Date, to corresponding accounts set up in Buyer’s flexible spending account plans. Buyer agrees to cause its flexible spending account plans to honor and continue through the end of the calendar year in which the Closing Date occurs the elections as in effect immediately prior to the Closing Date made by U.S. Employees who become Transferred Employees in respect of which a transfer is made. Following the transfer to Buyer’s flexible spending account plans, Buyer shall be responsible for such transferred excess amounts in its flexible spending account plans, and all claims (without duplication of claims reimbursed by Conopco or one of its Affiliates prior to such transfer) made by U.S. Employees who become Transferred Employees for reimbursement under such flexible spending account plans.

(h)  Buyer shall (i) waive any pre-existing condition exclusion and any proof of insurability requirement under Buyer’s U.S. Welfare Plans as to U.S. Employees who become Transferred Employees, and (ii) count under Buyer’s U.S. Welfare Plans claims arising under (and payments made in respect thereof) similar plans maintained by Conopco or its Affiliates during the portion of the calendar year occurring prior to the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations in respect of U.S. Employees who are Transferred Employees; provided, however, that Conopco provides, or causes to be provided, information to Buyer with respect to such claims and payments on a timely basis. Without limiting the generality of Section 9.3(b), Buyer shall provide that Buyer’s U.S. Welfare Plans as of Closing which are insured plans and in which U.S. Employees who are Transferred Employees may participate shall be comparable to Seller’s corresponding insured welfare plans in which such employees participated immediately prior to the Closing Date to the extent it can do so through insurance at the same or lesser cost.

(i)  Conopco (or the relevant member of the Unilever Group) shall retain and be solely responsible for, and Conopco and its Affiliates shall indemnify Buyer in respect of, all liabilities under the Unicare Deferred Compensation Plan and the Unicare Nonresident Alien Deferred Compensation Plan applicable to U.S. Employees.

9.7  Treatment of Conopco’s International Plans.

(a)  (i) As of the Closing, Conopco shall transfer, or cause to be transferred, to Buyer or one of its Affiliates, and Buyer shall adopt and assume, or cause one of its Affiliates to adopt and assume, the (A) the Stand Alone Plans (other than those covered under Section 9.6(a)), (B) any International Plans listed in Section 9.2(a) of the DiverseyLever Disclosure Schedule and (C) any other International Plans in jurisdictions other than Material Jurisdictions, and in which, in the case of (B) or (C), there are active participants who are Transferred Employees but no active participants who are employees of the Unilever Group (the “International Stand-Alone Plans”). Buyer and Conopco shall take all action reasonably required to effect such adoption and assumption of the International Stand-Alone Plans as of the Closing Date. After such adoption and assumption, Conopco and its Affiliates shall, except as otherwise specifically provided in this Section 9.7, have no further liabilities or obligations under any International Stand-Alone Plan or any rights under any trust thereunder and Buyer shall indemnify Conopco and its Affiliates against any such liability which it may incur. Except with respect to the International Stand-Alone Plans or as otherwise specifically provided in this Article IX, (A) no assets or liabilities relating to any International Plan shall be transferred to Buyer or any of its Affiliates or to any plan of Buyer of any of its Affiliates, and (B) Buyer and its Affiliates shall have no liability or obligation with respect to any International Plan, which liabilities and obligations shall be retained by Conopco and its Affiliates and the International Plans.

(ii)  If, in respect of any International Stand-Alone Plan, it is not possible for the adoption and assumption referred to in Section 9.7(a)(i) to be made with effect from Closing, the Sellers and Buyer agree to use all reasonable endeavours to ensure that the principles of this Article 9 shall nevertheless be applied to the extent practicable in dealing with the assets (if any) and the liabilities of the Stand-Alone Plans.

(iii)  Conopco and Buyer shall take all actions including the execution of appropriate documentation and obtaining appropriate consents and approvals, to the extent within the control of Buyer or its Affiliates and Conopco and its Affiliates, to effect the transfer to or retention by a member of the Unilever Group nominated by Conopco of the Diversey Retirement Benefits Plan (1969) in the UK and the Retirement Plan for DiverseyLever Employees in Canada, with the intent that the nominated member of the Unilever Group becomes the principal employer or sponsoring employer of the relevant plan.

(b)  Buyer shall, or cause one of its Affiliates to, establish or nominate appropriate Buyer Group Plans and make all necessary arrangements so that, to the extent Transferred Employees participate in International Plans which are Parent Group Plans but not International Stand-Alone Plans, the entitlements of those individuals to Benefits in respect of service prior to the Closing Date (or where there are interim arrangements within Section 9.14, for the period prior to the end of that temporary participation) are transferred to appropriate Buyer Group Plans or assumed by Buyer or another member of the CMI Group or, where the consent of the relevant individuals to such transfer is required, those individuals are offered the opportunity to transfer their rights in relation to past service to appropriate Buyer Group Plans. In either case, this obligation applies, except to the extent that:

(i)  such a transfer is not permitted under Applicable Law;

(ii)  such a transfer relates to:

SUPS (Sweden);

the Unicare Retirement Plan (US);

the Unicare Retirement Preservation Plan (US);

the Unicare Savings Preservation Plan (US); and

the Unicare Retiree Medical Plan (US);

any individual arrangement referred to in the Senior Plans Annex as an arrangement to be retained by Conopco or its Affiliates.

(iii)  such a transfer relates to a Parent Group Plan in respect of a jurisdiction other than a Material Jurisdiction, and Conopco notifies Buyer that this Section 9.7(b)(iii) shall apply to such Parent Group Plan; or

(iv)  Conopco and Buyer agree that no such transfer should be made.

(c)  Where no transfer of Benefits is made from a Parent Group Plan in the circumstances set out in Section 9.7(b)(i) to (iv), as of the Closing Date, Conopco shall, and, where applicable, shall cause its Affiliates to, fully vest the Transferred Employees concerned in the relevant Benefits applicable under the relevant Parent Group Plan. Conopco shall not, however, be obliged to do so where to do so would be contrary to Applicable Law and/or applicable local practice.

(d)  With respect to each Ex-U.S. Employee who becomes a Transferred Employee, (i) Conopco shall retain liability (except for the payment of salary or compensation to the extent that payment relates to the period after the Closing Date) under each of their group life, accident, worker’s compensation, medical, hospitalization, prescription drug, dental or short-term or long-term disability plan, whether or not insured, including under plans adopted or assumed by Buyer or one of its Affiliates pursuant to Section 9.7(a), for any claims arising on or prior to the Closing Date, except to the extent such accrued liabilities are reflected as an accrued liability in the Final DiverseyLever Closing Working Capital Amount or to the extent insured under an insurance policy of which Buyer or an Affiliate thereof becomes the beneficiary and for which the premium has been fully paid by Unilever or its Affiliates prior to the Closing, and (ii) and Buyer shall be responsible for all liability (except for the payment of salary or compensation to the extent that payment relates to the period prior to the Closing Date) for claims arising after the Closing Date under group life, accident, worker’s compensation, medical, hospitalization, prescription drug, dental or short-term or long-term disability plans of Buyer and its Affiliates (“Buyer’s International Welfare Plans”). For purposes of this Section 9.7(d), claims shall be deemed to have arisen:

(i)  with respect to all death or dismemberment claims, on the actual date of death or dismemberment;

(ii)  with respect to disability or salary continuance claims, on the day the claimant became disabled;

(iii)  with respect to all hospital, medical, drug or dental claims, on the date the service or supply was purchased or received by the claimant; and

(iv)  with respect to worker’s compensation claims which are single accident specific, on the date of the occurrence, and with respect to all other worker’s compensation claims, on the last day worked before the occurrence giving rise to such claim.

(e)  To the extent permitted by Applicable Law, Buyer shall assume all accrued compensation and vacation liabilities of Ex-U.S. Employees who become Transferred Employees, regardless of whether such liabilities relate to events which occurred on or prior to the Closing Date or to actions taken by Conopco or one of its Affiliates or Buyer or one of its Affiliates, or to consequences which are deemed to occur by operation of Applicable Law as a result of the transactions contemplated herein, but only to the extent such accrued liabilities are reflected as an accrued liability in the Final DiverseyLever Closing Working Capital Amount.

(f)  Buyer shall (i) waive any pre-existing condition exclusion and any proof of insurability requirement under Buyer’s International Welfare Plans as to Ex-U.S. Employees who become Transferred Employees, and (ii) count under Buyer’s International Welfare Plans claims arising under (and payments made in respect thereof) similar plans maintained by Conopco or its Affiliates during the portion of the plan year occurring prior to the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations in respect of Ex-U.S. Employees who are Transferred Employees; provided, however, that Conopco provides, or causes to be provided, information to Buyer with respect to such claims and payments on a timely basis. Without limiting the generality of Section 9.3(b), Buyer shall provide that Buyer’s International Welfare Plans as of Closing which are insured plans and in which Ex-U.S. Employees who are Transferred Employees may participate shall be comparable to Seller’s corresponding insured welfare plans in which such employees participated immediately prior to the Closing Date to the extent it can do so through insurance at the same or lesser cost.

9.8  Transferred Relevant Benefits.

(a)  Conopco and Buyer agree that the Value of Transferred Relevant Benefits under Relevant Parent Group Plans and of Transferred Assets shall be determined in accordance with Section 9.9.

(b)  Section 9.8(c) applies notwithstanding any other provision of Article IX.

(c)  (i)  If a Benefit under a Relevant Parent Group Plan becomes payable under that Relevant Parent Group Plan to or in respect of a Pensionable Employee as a result of the termination of his employment on or with effect from Closing, or prior to Closing where immediately after such termination he becomes employed by another member of the Unilever Group (or the Companies), that Benefit shall not be treated as a Transferred Relevant Benefit.

(ii)  If a Transferred Relevant Benefit is reduced as a result of a benefit becoming payable (other than by Buyer or its Affiliates) to or in respect of a Pensionable Employee as a result of the termination of his employment on or with effect from Closing, or prior to Closing where immediately after such termination he becomes employed by another member of the Unilever Group (or the Companies), that reduction shall be treated as if it had occurred as at Closing, and so reduce the Value of the Transferred Relevant Benefit as at Closing, and the provisions of this Article IX shall be applied in such a way as to give effect to that principle, making appropriate allowance for the change in the time value of money where calculations are performed as at different dates.

(d)  To the extent the parties to this Agreement are unable to agree on the application of Section 9.8(c), Section 9.25 shall apply.

(e)  To the extent a matter is dealt with under Section 9.10, it shall not also be dealt with under Section 3.5 and 3.6.

9.9  Actuarial Valuation

(a)  This Section 9.9 applies where the Value of a Relevant Benefit, a Transferred Relevant Benefit or a Transferred Asset is to be determined.

(b)  (i)  Subject to (ii) below, the actuarial method and assumptions to be used for determining the Value of a Relevant Benefit, Transferred Relevant Benefit or a Transferred Asset are:

(A)  those set out or referred to in the Actuarial Annex, in relation to the Relevant Parent Group Plan; and/or

(B)  to the extent (A) does not apply (where either the Plan in question is not referred to in the Actuarial Annex or, where the Plan is referred to in the Actuarial Annex, the relevant assumption is not), those used in the latest actuarial valuation of the applicable Plan used for Unilever Group accounting purposes before the date of this Agreement; or

(C)  to the extent there is, in respect of any Plan, no valuation as is referred to in (B) above, such reasonable actuarial method and assumptions as may be agreed between Conopco and Buyer or, in default of agreement, as determined under Section 9.25.

(ii)  The actuarial method and assumptions to be used for determining the Value of a Transferred Relevant Benefit under a Jubilee Plan are:

(A)  in the case of the Jubilee Plan in the Netherlands, the actuarial method and assumptions applicable in respect of the Progress Pension Fund under this Section 9.9(b);

(B)  in the case of the Jubilee Plan in Australia, the actuarial method and assumptions in respect of the Superannuation Fund (US) in Australia under this Section 9.9(b); and

(C)  in the case of each other Jubilee Plan, those used in the latest actuarial valuation of the applicable Plan used for Unilever Group accounting purposes before the date of this Agreement.

(c)  In valuing the Transferred Relevant Benefits it shall be assumed there is no obligation to equalize benefits (to the extent not already equalized under the Relevant Parent Group Plan in question) under Article 141 including, without limitation, accrued rights to guaranteed minimum pensions in the United Kingdom.

(d)  (i)  Conopco shall cause Parent’s Actuary to submit calculations of the Value of the Relevant Benefits (in respect of Pensionable Employees and, in respect of Stand-Alone Plans, in respect of Transferred Inactives) under each Relevant Parent Group Plan (but determined without regarding any adjustment to Value due to the continued participation after Closing pursuant to Section 9.14(a)) in writing to Buyer’s Actuary along with all such data and information as is, in the opinion of Parent’s Actuary, reasonably necessary for the purpose of verifying such calculations. Such calculations and data and information shall be provided to Buyer’s Actuary within six months after Closing, except that in respect of Relevant Benefits under a Top-Seven Plan, such calculations and data and information shall be provided not later than three months after Closing.

(ii)  If Parent’s Actuary and Buyer’s Actuary fail to agree within three months after the date of Parent’s Actuary’s submission to Buyer’s Actuary of such calculations in respect of a Relevant Parent Group Plan, either Conopco or Buyer may at any time thereafter elect to have an independent actuary appointed to determine such Values. In the event such an election is made, Conopco and Buyer shall within 10 Business Days after the election is made appoint an independent actuary mutually agreed to by Conopco and Buyer or if they fail to agree within such period, as shall be appointed in accordance with Section 9.25 within 10 Business Days thereafter. The independent actuary shall, within 2 months after appointment, determine such Values in respect of the applicable Relevant Parent Group Plan.

(iii)  Within the later of (in respect of any Relevant Parent Group Plan):

•	the date by which the calculations, data and information in respect of that Relevant Parent Group Plan have been provided to Buyer’s Actuary under Section 9.9(d)(i);

•	2 months after Relevant Benefits under that Relevant Parent Group Plan have become Transferred Relevant Benefits;

•	where the transfer of assets is made from a Relevant Parent Group Plan which is not a Stand-Alone Plan and that transfer is made in installments, 2 months after the last installment is paid,

Parent’s Actuary will submit calculations of the Value of the Transferred Relevant Benefits and Transferred Assets under each such Relevant Parent Group Plan taking into account any continued participation after Closing pursuant to Section 9.14(a) in writing to Buyer’s Actuary along with all such data and information as is, in the opinion of Parent’s Actuary, reasonably necessary for the purpose of verifying such calculations. Section 9.9(d)(ii) shall apply mutatis mutandis.

(iv)  Conopco and Buyer shall each use all reasonable endeavors to procure that:

(A)  any information and data which may reasonably be required by Parent’s Actuary or Buyer’s Actuary for the purpose of undertaking and agreeing to such valuations shall, to the extent that it is within the power or control of Conopco or Buyer, as the case may be, be supplied to such actuary and that any such information and data so supplied shall be true, complete and accurate in all material respects; and

(B)  without prejudice to the specific times set out above their respective actuary acts promptly and that such valuations are completed promptly.

The periods in which calculations and data and information are to be provided to Buyer’s Actuary under Section 9.9(d) shall be extended to the extent Buyer fails to provide in a timely manner information reasonably and timely requested from Buyer by Parent’s Actuary for the purposes of performing such valuations.

9.10  Shortfall/Excess

(a)  This Section 9.10 applies where the Value of the Transferred Assets (“A”) in respect of the Transferred Relevant Benefits under a Relevant Parent Group Plan is different from the aggregate Value of the Transferred Relevant Benefits for such Plan (“B”). For the avoidance of doubt, Conopco shall have no obligation under this Section 9.10 in respect of any Transferred Relevant Benefits in relation to which Buyer has not complied with its obligations under Section 9.17 (b)(iv).

(b)  (i)  If, in respect of any Transferred Relevant Benefits under a Relevant Parent Group Plan, A is less than B, that difference shall be multiplied by the Tax Adjustment Factor to give a “Shortfall”.

(ii)  If, in respect of any Transferred Relevant Benefits under a Relevant Parent Group Plan, A is more than B, that difference shall be multiplied by the Tax Adjustment Factor to give an “Excess”.

(c)  (i)  The following provisions shall apply to the calculation of Shortfalls and Excesses:

(A)  within one month after the date by which all the valuations in respect of the calculation of the Value of the Relevant Benefits under the Interim Period Plans which are Top-Seven Plans have been submitted to Buyer’s Actuary under Section 9.9(d)(i), but in no event later than six months after the Closing Date, (the “Estimate Date”), an estimate of the Shortfalls, if any, in relation to the Transferred Relevant Benefits under each such Interim Period Plan shall be made by Parent’s Actuary based on the Value of the Relevant Benefits (in respect of Pensionable Employees) under that Plan (as agreed or determined under Section 9.9, or if not so agreed or determined by that time, as estimated by Parent’s Actuary) and Parent’s Actuary’s estimate of the Value of the expected Transferred Assets under that Plan were all such Relevant Benefits to become Transferred Relevant Benefits, in order to produce an estimated Shortfall in respect of each such Interim Period Plan. The aggregate of all such estimated Shortfalls shall then be calculated;

(B)  (1)  as at each Accounting Date an account shall be taken of each Shortfall and/or Excess arising under this Section 9.10 that relates to the Value of Transferred Relevant Benefits and related Transferred Assets to the extent they have been agreed as at that Accounting Date under Section 9.9 or determined under Section 9.25 (unless such Shortfalls and/or Excesses are ignored by virtue of Section 9.10(c)(iii) or any element of Shortfall or Excess to be settled in cash has already been taken into account and paid at a previous Accounting Date);

(2)  for this purpose, in determining whether a Shortfall or Excess has arisen under an Interim Period Plan:

•
where a Shortfall was estimated in respect of such Interim Period Plan under Section 9.10(c)(i)(A) above, 80% of the amount of the estimated Shortfall (before multiplication by the Tax Adjustment Factor) shall be applied as a notional deduction to the Value of the Transferred Relevant Benefits under such Interim Period Plan;

•
where the Retained Member Supplemental Cost in respect of that Interim Period Plan is greater than zero, an amount equal to the Retained Member Supplemental Cost in respect of that Interim Period Plan shall be applied as a notional deduction to the Value of the Transferred Relevant Benefits under such Interim Period Plan; and

•
where the Retained Member Supplemental Cost in respect of that Interim Period Plan is less than zero, an amount equal to the Retained Member Supplemental Cost (re-expressed as a positive number) in respect of that Interim Period Plan shall be applied as a notional increase to the Value of the Transferred Relevant Benefits under such Interim Period Plan.

(ii)  The country in respect of which a Transferred Relevant Benefit arises shall be determined by reference to the country listed in the Plan Annex against the Relevant Parent Group Plan in question.

(iii)  No Shortfall or Excess shall be payable in relation to a particular country unless the aggregate net amount of any Shortfalls and Excesses in that particular country exceeds U.S.$25,000.

(iv)  Any Excess calculated by reference to Section 9.16(b) shall be disregarded for the purposes of this Section 9.10(c) and shall be treated separately under Section 9.16.

(d)  (i)  If an aggregate Shortfall is estimated under Section 9.10(c)(i)(A), Conopco shall pay within 20 Business Days after the Estimate Date, to Buyer (by way of adjustment to Purchase Price) in cash an amount in U.S. dollars equal to:

(A)  80% of that estimated aggregate Shortfall; plus

(B)  an amount calculated as if it were interest at the Applicable Rate as of the Closing Date (accrued daily and compounded monthly) on an amount equal to the amount in (A) above for the period from and including the Closing Date to and excluding the date of actual payment.

(ii)  For the purpose of this Section 9.10(d):

(A)  if a Cash Payment exceeds zero an amount equal to the Cash Payment is payable by Conopco; and

(B)  if a Cash Payment is less than zero, an amount equal to the Cash Payment, re-expressed as a positive number, is payable by Buyer;

(iii)  (A)  If, as at any Accounting Date, a Cash Payment is due to be paid by Conopco which is equal to or exceeds US$1,000,000, (or, in the case of an Accounting Date falling more than 18 months after Closing, a Cash Payment of any amount), Conopco shall pay to Buyer (by way of adjustment to Purchase Price) in cash within 20 Business Days after that Accounting Date an amount in U.S. dollars equal to:

(1)  that Cash Payment; plus

(2)  an amount calculated as if it were interest at the Applicable Rate as of the Closing Date (accrued daily and compounded monthly) on an amount equal to the amount in (1) above for the period from and including the Closing Date to and excluding the date of actual payment.

If the Cash Payment due as at any Accounting Date falling before the end of 18 months after Closing is less than US$1,000,000, that amount shall be dealt with at the next Accounting Date.

(B)  If, as at any Accounting Date, a Cash Payment is due to be paid by Buyer, which is equal to or exceeds US$1,000,000 (or, in the case of an Accounting Date falling more than 18 months after Closing, of any amount) Buyer shall pay to Conopco (by way of adjustment to Purchase Price) in cash within 20 Business Days after that Accounting Date an amount in U.S. dollars equal to:

(1)  the Cash Payment; plus

(2)  an amount calculated as if it were interest at the Applicable Rate as of the Closing Date (accrued daily and compounded monthly) on an amount equal to the amount in (1) above for the period from and including the Closing Date to and excluding the date of actual payment.

If the Cash Payment due as at any Accounting Date falling before the end of 18 months after Closing is less than US$1,000,000, that amount shall be dealt with at the next Accounting Date.

(e)  (i)  This Section 9.10(e) sets out the amount (the “Unfunded Pension Exit Payment”) to be paid by Conopco to Buyer which amount shall be deferred and paid in cash in U.S. dollars on the Final Exit Date (as defined in the Stockholders’ Agreement) as an adjustment to Purchase Price.

(ii)  The Unfunded Pension Exit Payment shall be calculated as the aggregate of:

(A)  each Shortfall which relates to an unfunded Relevant Parent Group Plan calculated using the Value of Transferred Relevant Benefits before multiplication by the Currency Adjustment Factor; less

(B)  an amount equal to 25% of such Shortfall calculated under (A) (for this purpose, calculated before multiplication by the Tax Adjustment Factor under Section 9.10(b)(i) and before multiplication by the Currency Adjustment Factor), such amount then being adjusted by the discount rate used under Section 9.9 in respect of the Relevant Parent Group Plan in question, in respect of the period from and including the Closing Date to and excluding the Final Exit Date.

(iii)  If the Shortfall calculated under (ii) above is determined in a currency other than U.S. dollars, it shall be converted into U.S. dollars at the Agreed Payment Date Exchange Rate at the Final Exit Date.

(iv)  Notwithstanding the foregoing provisions of this Section 9.10(e), Conopco may, in its discretion, elect to pay to Buyer in cash in U.S. dollars prior to the Final Exit Date the amount of the Unfunded Pension Exit Payment as determined above but adjusted as provided in (ii) above to the date of payment and converted into U.S. dollars as provided in (iii) above at date of payment, rather than at the Final Exit Date.

(f)  If, in respect of any funded Parent Group Plan (whether or not a Stand-Alone Plan), the Value of the Transferred Assets is less than 90% of the Value of the Transferred Relevant Benefits, Buyer shall procure that an amount in local currency equal to at least:

((F-G) + H) x I

where:

F    represents 90% of the Value of the Transferred Relevant Benefits;

G    represents the Value of the Transferred Assets;

H    represents an amount calculated as if it were interest at the Applicable Rate as of the Closing Date (accrued daily and compounded monthly) on (F-G) for the period from and including the Closing Date to and excluding the date of payment by Buyer to the relevant Buyer Group Plan under this Section 9.10(f); and

I    represents the Agreed Payment Date Exchange Rate,

is paid to the relevant Buyer Group Plan on the Minimum Funding Payment Date.

For this purpose, the “Minimum Funding Payment Date” means a day within 40 Business Days after Section 9.10(d)(iii) has applied in respect of the Parent Group Plan in question and, to the extent due, a payment made by Conopco under Section 9.10(d)(iii) as a result of it so applying provided that, if and to the extent that a fine or penalty would be levied on Buyer or its Affiliates by the making of a payment under this Section 9.10(f) to the relevant Buyer Group Plan on such date, the earliest following date (one or more dates) as at which a payment could be made without such a fine or penalty being levied, with an appropriate adjustment being made to this Section 9.10(f) to cater for the payment being made in installments as agreed by Parent’s Actuary and Buyer’s Actuary or, in default of agreement, under Section 9.25.

Provided that Conopco may, in its absolute discretion, waive or reduce any obligation of Buyer under this Section 9.10(f).

(g)  Where, in relation to any Parent Group Plan, an amount is calculated under (a) “D” of the definition of “Retained Member Supplemental Cost” and/or (b) under the definition of “Notional Contributions” within the definition of “Value”, and an assumption is made as to the amount that would have been paid under the relevant Parent Group Plan which is not borne out by the facts:

(i)  to the extent this would have resulted in an increase to (a) and/or (b) above, Conopco shall pay to Buyer on the Final Exit Date an amount (the “Excess Contribution Payment”) in U.S. dollars equal to such increase, adjusted by the discount rate used under Section 9.9 in respect of the Parent Group Plan in question, in respect of the period from and including the Closing Date to and excluding the Final Exit Date. If the Excess Contribution Payment is determined in a currency other than U.S. dollars, it shall be converted into U.S. dollars at the Agreed Payment Date Exchange Rate at the Final Exit Date, multiplied by the Tax Adjustment Factor applicable to the Parent Group Plan in question.

(ii) to the extent this would have resulted in a decrease to (a) and/or (b) above, Buyer shall pay to Conopco on the Final Exit Date an amount (the “Excess Contribution Refund”) equal to such decrease, adjusted by the discount rate used under Section 9.9 in respect of the Parent Group Plan in question in respect of the period from and including the Closing Date to and excluding the Final Exit Date. If the amount of the Excess Contribution Refund calculated above is determined in a currency other than U.S. dollars, it shall be converted into U.S. dollars at the Agreed Payment Date Exchange Rate as of the Final Exit Date, multiplied by the Tax Adjustment Factor applicable to the Parent Group Plan in question.

9.11  Certain Benefits to be Provided by Buyer

(a)  (i)  In relation to each Transferred Employee with benefits immediately prior to the Closing Date under a plan providing Ongoing Welfare Benefits, and each Pensionable Employee, Buyer will continue to provide or cause to be provided:

(A)  Benefits which are of equivalent value in respect of service prior to the Closing Date to the individual’s Benefits under that Parent Group Plan, subject in the case of Benefits provided on a discretionary basis to Section 9.11(b).

(B)  Benefits and Ongoing Welfare Benefits which in aggregate are of equivalent value in respect of service for the period of 36 months on and after the Closing Date to the individual’s Benefits under the Parent Group Plan and benefits under any plan of Conopco or its Affiliates providing Ongoing Welfare Benefits, subject in the case of Benefits provided on a discretionary basis to Section 9.11(b).

(ii)  Subject to Section 9.11(g), the obligation under Section 9.11(a)(i)(A) shall not apply to Benefits of a Pensionable Employee which remain to be provided by a Parent Group Plan or by Conopco or one of its Affiliates.

(iii)  Section 9.11(a)(i)(A) shall also apply in relation to each Transferred Inactive, and references to “Pensionable Employee” in this Section 9.11 shall be construed accordingly.

(b)  (i)  With respect to an established practice as to the exercise of discretions in relation to Benefits (limited, in the case only of Parent Group Plans in a Material Jurisdiction, to such established practices referred to in Section 9.11(b) of the DiverseyLever Disclosure Schedule and, in the case of Parent Group Plans in a country other than a Material Jurisdiction, to such established practices provided to Buyer in writing prior to Closing), Buyer shall make an announcement to the Pensionable Employees concerned which is in form and substance to the reasonable satisfaction of Conopco that it will, subject to Section 9.11(b)(ii), continue that practice in relation to the Benefits at Section 9.11(a)(i)(A) and (B).

(ii)  Buyer shall, subject to Applicable Law, have the same rights of variation and discontinuance of that practice as Conopco or its relevant Affiliate has immediately prior to the Closing Date.

(c)  It is acknowledged that the period in (c)(i) is of such length due to Conopco’s continuing interest as a shareholder in Buyer after Closing. Buyer shall procure that, in the satisfaction of its obligation under Section 9.11(a)(i)(B):

(i)  where immediately prior to Closing the compulsory contributions payable by a Pensionable Employee under a Parent Group Plan were reduced or suspended as a result of a surplus in the funding of that plan, compulsory contributions shall not be payable by the Pensionable Employee, except to the extent otherwise expressly agreed in writing by that Pensionable Employee, at a rate greater than the rate (if any) at which he would have been required to contribute compulsory contributions during the period of 36 months from the Closing Date under the provisions of the Relevant Parent Group Plan, had he been an active member of that Plan throughout that period and his employer had remained part of the Unilever Group;

(ii)  where (i) above does not apply, except to the extent otherwise expressly agreed in writing by the Pensionable Employee, at a rate materially greater than the rate (if any) at which he could have been required to contribute to the Parent Group Plan in question under the provisions of that Plan in force immediately prior to the Closing Date but for any surplus or deficit in that Plan, for the period referred to in Section 9.11(a)(i)(B);

(iii)  where under (i)(B) or (ii) above, the rate is higher than the rate (if any) at which he could have been required to contribute to the Parent Group Plan in question under the provisions of that Plan in force immediately prior to the Closing Date but for any surplus or deficit in that Plan, Buyer must procure that equivalent value is provided in accordance with this Section 9.11 in respect of the Employee concerned to the extent that rate is so higher; and

(iv)  Conopco shall notify Buyer as soon as practicable of any notification by Conopco or its Affiliates to employees of each change to the compulsory employee contribution rate relating to a Relevant Parent Group Plan which is not a Stand-Alone Plan.

(d)  Buyer shall procure that admission of a Pensionable Employee to the applicable Buyer Group Plan is not conditional on his consenting to the transfer of his Benefits in any Parent Group Plan in respect of his past service.

(e)  The provisions of Section 9.11(a) to 9.11(d) are to apply to the Employees only for so long as the Employees continue in the uninterrupted employment of any member of the CMI Group or, subject to this Section 9.11(e), any person to whom the whole or any part of the DiverseyLever Business or the CMI Group is transferred. If Buyer or a member of the CMI Group disposes of a member of the CMI Group or all or any part of the DiverseyLever Business, Buyer shall procure that the buyer concerned honors the obligations under Section 9.11(a) to 9.11(d) in respect of each Pensionable Employee and Transferred Employee concerned in such a disposal provided that if the total number of employees concerned in such a disposal is less than 100 in any country (a “Minor On-Sale Country”), the reference to DC Countries in Section 9.11(f)(iii) shall be construed for the purpose of that buyer’s obligations as also including such Minor On-Sale Country.

(f)  For the purpose of Section 9.11(a) to (e):

(i)  “equivalent” means:

(A)  in respect of Benefits:

(1)  in relation to Benefits under Section 9.11(a)(i)(A), with an equivalent or greater Value, provided that if, in any case, Conopco and Buyer agree that the application of Section 9.9 would not be appropriate for the purposes of determining such Value for the purposes of this Section 9.11 and cannot agree another basis for determining such Value, Section 9.25 shall apply to determine the actuarial method and assumptions to be used for determining equivalent Value whether or not Sections 9.9(b)(i)(A), (B) or (C) apply; and

(2)  in relation to Benefits under Section 9.11(a)(i)(B), with an equivalent or greater value determined on the basis of a reasonable actuarial method and assumptions agreed by Parent’s Actuary and Buyer’s Actuary or, in default of agreement, determined under Section 9.25; and

(B)  in respect of Ongoing Welfare Benefits, that the cost to the Buyer or its Affiliates of providing the Ongoing Welfare Benefits in respect of the Transferred Employee is the same or greater than the cost to Conopco or its Affiliates of providing Ongoing Welfare Benefits, measured on a basis consistent with the way in which the cost to Conopco or its Affiliates is measured.

(ii)  whether or not a transfer is made to Buyer or its Affiliates or a Buyer Group Plan in respect of past service benefits, Buyer must recognize or cause to be recognized each Transferred Employee’s service with Conopco and its Affiliates prior to the Closing Date for eligibility, vesting, retirement eligibility and (where related to length of service) benefit scales purposes (but not for benefit accrual purposes under a defined benefit retirement plan unless a transfer in respect of past service benefits is made or for retirement eligibility purposes under any retiree welfare plan except to the extent of the accumulated post-retirement benefit liability reflected in the Value of the Transferred Relevant Benefits or where the granting of such past service does not create an accumulated post-retirement benefit liability with respect to the applicable Buyer Group Plan) and, in particular, equivalent Benefits in respect of the service of each Pensionable Employee for the period referred to in Section 9.11(a) must vest:

(A)  on the same or shorter timescale; and

(B) at least in the same circumstances,

as if the Pensionable Employee concerned had continued to be an active member of the Parent Group Plan in question for so long as he remains employed by a member of the CMI Group or any person to whom the whole or any part of the DiverseyLever Business or the CMI Group is transferred (whether or not continuing to accrue benefits under the Plan in question);

(iii)  equivalent Benefits provided under any initial replacement Plan must, in order to satisfy Section 9.11(f)(i) above, be of a type and form approved by Conopco, such approval not to be unreasonably withheld or delayed. It is agreed that money purchase benefits in place of Benefits which are of a defined benefit type will not normally be considered “equivalent” except where:

(A)  the equivalent Benefits are in respect of Transferred Employees in Greece, Australia, New Zealand, Peru, Colombia, Venezuela, Mexico, Kenya, Israel, Hong Kong, Taiwan, Malaysia, Philippines, Singapore, Thailand Indonesia, South Africa, Austria, Spain or India (except to the extent Benefits of a defined benefit type are provided in any such country under a Parent Group Plan which is a Stand-Alone Plan) (“DC Countries”); and

(B)  in respect of the equivalent Benefits in respect of Transferred Employees in a DC Country neither Buyer nor its Affiliates operates a Plan in respect of any employee of Buyer or its Affiliates in that DC Country under which Benefits of a defined benefit type are provided.

(iv)  Where the conditions in Section 9.11(f)(iii) are satisfied, this Section 9.11(f)(iv) shall apply in place of Section 9.11(f)(i)(A), but Buyer shall not be precluded, as its discretion, from subsequently determining equivalent Benefits under Section 9.11(f)(i)(A):

(A)  in relation to each month of service on and after the Closing Date, the employer contribution paid in respect of each Pensionable Employee concerned for equivalent money purchase benefits must not be less than the aggregate of:

(1)  such amount derived from an age-band related structure as is approved by Conopco (such approval not to be unreasonably withheld) and as would be in respect of that Pensionable Employee, in the context of that structure, reasonably comparable to the level and age-related pattern of the projected unit cost for the Pensionable Employee underlying the Unilever Accounting Cost relating to the Parent Group Plan in question. For the avoidance of doubt, if in respect of a majority of the Pensionable Employees in the Buyer Group Plan in question, such amount is less than such cost, that shall not satisfy the “reasonably comparable” test; plus

(2)  where Section 9.11(c)(i) applies in respect of the Pensionable Employee in question, in relation to the period referred to in Section 9.11(c)(i)(A) (A-B), where:

A    represents the amount of monthly contribution he could have been required to contribute to the Parent Group Plan in question under the provisions of that Plan in force immediately prior to the Closing Date but for any surplus or deficit in that Plan; and

B    represents the amount (if any) of monthly compulsory contribution he pays to the Parent Group Plan in question at the Closing Date; and

where this (A)(2) applies and (A-B) above is positive, that amount shall be treated as a Transferred Relevant Benefit under Sections 9.8, 9.9 and 9.10 with an appropriate adjustment where any interim period under Section 9.14 applies.

(B)  from time to time during the remainder of the period referred to in Section 9.11(a)(i)(B) after the expiry of the period referred to in the (A)(2) above or, where the above period does not apply, for the full period referred to in Section 9.11(a)(i)(B), the contributions required of a Pensionable Employee should not be at a rate materially greater than the rate he could have been required to contribute to the Parent Group Plan in question under the provisions of that Plan in force immediately prior to the Closing Date but for any surplus or deficit in that Plan;

(C)  in relation to service prior to the Closing Date, Conopco and Buyer shall use their respective reasonable endeavors to agree a treatment of the Benefits in respect of each such Pensionable Employee that provides compensation for the loss of continuous service under a Plan providing Benefits of a defined benefit type which shall be delivered through a combination of:

•
the deferred benefits of the Pensionable Employee under the Parent Group Plan in question (where these remain to be provided under the Parent Group Plan) together with any improvement made to them or, at the option of the Pensionable Employee concerned, the transfer of his benefits under a Parent Group Plan to the relevant Buyer Group Plan; and

•
a lump sum addition to the opening balance credited to the Pensionable Employee’s money purchase account in the relevant Buyer Group Plan and/or extra employer contributions spread over a future period;

with the objective that the aggregate value as at Closing of all such elements, to the extent applicable, in respect of each Pensionable Employee, calculated on the basis of the actuarial method and assumptions which would be applied to that Parent Group Plan under Section 9.9, should be equivalent to the Value of the Relevant Benefit in respect of the Pensionable Employee under the Parent Group Plan in question and to the extent so agreed the part of such aggregate value as at Closing provided under the Buyer Group Plan shall be treated as a Transferred Relevant Benefit under Sections 9.8, 9.9 and 9.10, and, to the extent funded under the Buyer Group Plan, as a Transferred Relevant Benefit under a funded Relevant Parent Group Plan;

(D)  For the purpose of this Section 9.11(f)(iv), “equivalent” shall relate to Benefits exclusive of administration costs and the Conopco and Buyer agree to operate the provisions of this Section 9.11(f) in accordance with that principle.

(E)  For the purpose of this Section 9.11(f):

“Unilever Accounting Cost” means the employer cost, expressed as a percentage of pensionable pay (over the period referred to below), calculated in accordance with the latest actuarial method and assumptions used for Unilever Group accounting purposes prior to Closing, in respect of the period of 12 months immediately prior to Closing divided by 12 on the assumption that the Parent Group Plan concerned is neither in surplus nor in deficit or calculated on such other basis as Conopco and Buyer shall agree, provided that the provisions of Section 9.25 shall apply in the event that there is no such agreement.

(F)  For the avoidance of doubt, Section 9.11(f)(iv)(A) only applies in relation to the period referenced to in Section 9.11(a)(i)(B).

(v)  any transfer of Relevant Benefits from UK SERA will be made in accordance with Section 9.17 and Buyer must procure that the Buyer Group Plan which provides Benefits in respect of such a transfer is, to the extent permitted by Inland Revenue restrictions on tax approved schemes, funded and that Benefits in respect of service after the Closing Date which are equivalent to Benefits under a UK SERA are either separately funded or provided on an unfunded basis in accordance with Section 9.11(f)(vi);

(vi)  notwithstanding the other provisions of this Section 9.11, “equivalent” for the purposes of Benefits in respect of a Transferred Employee under a SERA Plan means Benefits which are the same as the Benefits payable under the SERA Plan immediately prior to the Closing Date and Buyer shall enter into an irrevocable written undertaking with each such Transferred Employee concerned under the terms of which the payment of such Benefits is guaranteed by Buyer;

(vii)  where Benefits are provided under a Parent Group Plan or plan providing Ongoing Welfare Benefits on the death or disability of a Pensionable Employee or his spouse, child or dependant, Benefits must be provided which are not materially less valuable to the beneficiary concerned than those which would have applied had the death or disability occurred immediately prior to the Closing Date;

(viii)  any announcement to be issued by Conopco or its Affiliates or a member of the CMI Group in relation to Benefits the subject of this Section 9.11 must be consistent with the terms of this Section 9.11 and, prior to the issue of any such announcement, Conopco or, as the case may be, Buyer, shall provide to the other a copy of the intended announcement and shall not issue it without prior consultation with the other.

(g)  (i)  This Section 9.11(g) applies and Section 9.11(a)(ii) does not apply:

(A)  if, in respect of any funded Relevant Parent Group Plan, Buyer does not comply with the provisions of Section 9.17(b)(iv); or

(B)  if, in respect of any Relevant Parent Group Plan, the Pensionable Employee concerned is not, in the circumstances set out in Section 9.7(b)(i) to (iii), offered the opportunity to transfer his past service benefits to a member of the CMI Group or to Buyer Group Plan.

This Section 9.11(g) does not apply to funded Relevant Parent Group Plans which provide only money purchase benefits.

(ii)  Subject to Section 9.11(g)(iii), there shall be deducted from the equivalent Benefits which Buyer is to provide or procure to be provided, the Benefits (if any) which remain to be provided by the Relevant Parent Group Plan in question. If the failure to transfer the past service benefits (in whole or in part) is due to a circumstance within Section 9.7(b)(i) or (ii) or (iii), then the amount by which the Value at the Closing Date of a Relevant Benefit under any such Plan which Buyer is to provide or procure to be provided in respect of service prior to the Closing Date exceeds the Value of the equivalent Relevant Benefit retained by the Relevant Parent Group Plan (or any such entity) shall be deemed to be a Transferred Relevant Benefit for the purposes of Section 9.9.

(iii)  If a transfer payment is made from a Relevant Parent Group Plan in respect of a Pensionable Employee, Section 9.11(g)(ii) shall be modified in such manner as Conopco and Buyer agree to be fair and reasonable in respect of that Pensionable Employee, or in default of agreement as determined under Section 9.25.

(iv)  Where Section 9.14 applies in relation to the Relevant Parent Group Plan concerned, for the purposes of this Section 9.11(g) the reference in Section 9.11(a)(i)(A) to the Closing Date shall be replaced by a reference to the day immediately after the termination of pensionable service of the Pensionable Employee concerned in that Relevant Parent Group Plan.

(v)  In relation to the Unicare Retirement Plan and the Unicare Retirement Preservation Plan, Conopco and Buyer agree that the relevant Pensionable Employees shall be compensated, by the provision of Benefits under a Buyer Group Plan, in respect of the loss of salary linkage to the benefits accrued in respect of the service prior to the Closing Date and retained by the Unicare Retirement Plan and the Unicare Retirement Preservation Plan. Conopco and Buyer agree that such compensation shall be provided through:

(A)  a Buyer Group Plan which is tax qualified in the US; and/or

(B)  to the extent all or part of such compensation cannot in compliance with Applicable Law be provided under (A) above, it shall be provided under a Buyer Group Plan which is a preservation Plan; and/or

(C)  to the extent such compensation cannot be provided under (A) and/or (B) above in compliance with Applicable Law, it shall be provided under a Buyer Group Plan in such manner as Conopco and Buyer may agree, or in default of agreement as may be determined under Section 9.25.

The value as at Closing of the compensation provided under (A), (B) and/or (C) above in respect of each relevant Pensionable Employee shall be deemed to be a Transferred Relevant Benefit for the purposes of Section 9.9.

(vi)  In relation to the UNICare Retiree Medical Plan (US), Conopco and Buyer agree that with respect to each U.S. Employee who becomes a Transferred Employee and is in a class of employees eligible for coverage under the UNICare Retiree Medical Plan immediately prior to the Closing Date but is not covered under Section 9.6(e) (“UNICare Active Employee”), Buyer shall cause Buyer’s Actuary and Conopco shall cause Parent’s Actuary, using assumptions mutually agreed between Conopco and

Buyer, to calculate in respect of each UNICare Active Employee the accumulated postretirement benefit obligation within the meaning of FAS 106 (“APBO”) as of the Closing under the UNICare Retiree Medical Plan and convert such amount into equivalent service for retirement eligibility purposes for retiree medical benefits under a retiree medical plan to be established or maintained by Buyer or its Affiliates. The value of the APBO so determined shall be deemed to be a Transferred Relevant Benefit for purposes of Section 9.9.

9.12  Benefits of Inactives

(a)  Conopco and Buyer agree that the benefits of members of Stand-Alone Plans who are not Transferred Employees shall, to the extent permitted by Applicable Law, be retained within those plans and become the responsibility of the Buyer.

(b)  Conopco and Buyer agree that, save to the extent prohibited by Applicable Law, benefits of members, who are not Transferred Employees, of Parent Group Plans other than Stand-Alone Plans shall be retained by the relevant Parent Group Plan. If, notwithstanding the preceding sentence, a transfer of Benefits is made from a Parent Group Plan, Conopco and Buyer agree to correct the transfer by returning the Benefits to the Parent Group Plan in question.

9.13  Expatriate employees

The general principles to be applied in relation to those Pensionable Employees who are employed in the DiverseyLever Business as of the Closing Date in a country which is not their home country (“Expatriates”) are that:

(a)  Buyer shall provide or procure the provision of Benefits to Expatriates in accordance with the terms promised to those Expatriates by Conopco, as the case may be. In addition, Section 9.11(f)(vii) shall apply mutatis mutandis;

(b)  Conopco and Buyer shall, in relation to each such Expatriate, agree the most appropriate and cost effective way for those Benefits to be provided having regard to applicable laws and tax regimes;

(c)  to the extent Benefits in respect of Expatriates are transferred to Buyer or its Affiliates or Buyer Group Plan, the provisions of Sections 9.7 to 9.10 and 9.17 shall apply to such transferred Benefits as if they were Transferred Relevant Benefits.

9.14  Interim Arrangements: Continued participation in Parent Group Plans

(a)  Conopco, in relation to such Parent Group Plans (which are not Stand-Alone Plans) as set forth in the Agreed Interim Period Plans Annex or as Conopco and Buyer may otherwise agree in writing, shall use reasonable endeavours to procure that, subject to the approval or consent of any regulatory body or third party which may be necessary, Pensionable Employees accruing Benefits immediately prior to Closing under such Parent Group Plan are permitted to continue such accrual and employees hired by Buyer or its Affiliates after Closing for employment in the DiverseyLever Business shall be eligible to participate upon meeting applicable eligibility requirements (provided that Conopco may impose additional conditions on eligibility for risk benefits for such employees), (those that do so participate being referred to as “Newly-Hired Employees”), and that Buyer, or the relevant CMI Group company, is admitted to participation, in the appropriate Parent Group Plan for such temporary period after the Closing Date as is, in the case of such Parent Group Plans (which are not Stand-Alone Plans) as set forth in the Agreed Interim Period Plans Annex, set out in the Agreed Interim Period Plans Annex or, in the case of such Parent Group Plans (which are not Stand-Alone Plans) as Conopco and Buyer may otherwise agree in writing, as may be agreed between Conopco and Buyer, such period not to exceed 12 months.

This Section 9.14 applies in relation to the continuing accrual of Benefits by a Pensionable Employee or Newly-Hired Employee pursuant to such permission.

(b)  Buyer shall, or shall cause one of its Affiliates which participates in the Parent Group Plan, to pay to the Parent Group Plan such contributions as are required by the Parent Group Plan in question at such time as are required by that Plan.

(c)  Conopco may waive any obligation of Buyer under Section 9.14(b) in relation to a Parent Group Plan.

9.15  Interim Arrangements: No increase in liabilities

(a)  With effect from the Closing Date, neither Buyer nor any member of the CMI Group will, without the prior written consent of Conopco, take any action or exercise or permit the exercise of any right, power or discretion which would have the consequence of increasing the cost to Conopco or any of its Affiliates or to any Parent Group Plan in respect of the Benefits of any Pensionable Employee or Newly-Hired Employee (or any one claiming through or by reference to any Pensionable Employee or Newly-Hired Employee) whether as a result of creating new liabilities or increasing existing liabilities in a Parent Group Plan or otherwise, save that the annual pensionable salary of any Pensionable Employee may be increased, by up to the percentage (pro-rated to reflect the length of the period referred to in Section 9.14(a)) assumed for annual pensionable salary increases in the actuarial assumptions referred to in Section 9.9 on (the “Maximum Annual Rate”) (such percentage being reduced by the percentage amount of any increase awarded since the last annual pensionable salary increase awarded prior to the Closing Date) or such greater percentage agreed in writing by the Conopco and Buyer.

(b)  Conopco shall use all reasonable endeavours to ensure that during and in respect of the period referred to in Section 9.14(a):

(i)  no Parent Group Plan referred to in Section 9.14(a) shall be terminated or lose any tax favoured status which it may have prior to Closing;

(ii)  no amendments to any such Plan or exercise of discretion under any such Plan shall be made which will diminish or otherwise affect the benefits of the Pensionable Employees;

(iii)  no amendments to any such Plan shall be made which would increase the obligations of Buyer (or relevant member of the CMI Group, as the case may be);

without the prior written agreement of Buyer.

(c)  Buyer’s agreement referred to in Section 9.15(b) shall not be unreasonably withheld or delayed and if withheld or delayed in relation to any Parent Group Plan, Conopco shall be entitled to specify by not less than two months’ written notice to Buyer that the period referred to in Section 9.14(a) in respect of that Parent Group Plan shall terminate on such date as shall be specified in said notice.

9.16  Other Issues: Transfers of assets from a funded Parent Group Plan

(a)  Buyer undertakes to give no assistance (and to procure that no Affiliate of Buyer does so) whether directly or indirectly to any individual participant in or beneficiary or potential beneficiary under a Parent Group Plan which would or might result in that Parent Group Plan having to transfer more assets to Buyer Group Plan than would otherwise be required.

(b)  If any assets are transferred from a Parent Group Plan to a Buyer Group Plan after the transfer of assets taken into account for the purposes of Section 9.10, and if that further transfer of assets arises in respect of the transfer of the Transferred Relevant Benefits, this Section 9.16(b) sets out the amount (“Excess Pension Transfer Exit Payment”) to be paid by Buyer to Conopco which amount shall be deferred and paid in cash in U.S. dollars on the Final Exit Date (as defined in Stockholder’s Agreement) as an adjustment to Purchase Price.

The Excess Pension Transfer Exit Payment shall be equal to:

(i)  the value of such further assets transferred multiplied by the Tax Adjustment Factor; plus

(ii)  such amount then being adjusted by the discount rate used under Section 9.9 in respect of the Parent Group Plan in question, in respect of the period from and including the date of transfer to and including Final Exit Date.

If amount of the Excess Pension Transfer Exit Payment calculated above is determined in a currency other than U.S. dollars, it shall be converted into U.S. dollars at the Agreed Payment Date Exchange Rate as of the Final Exit Date.

(c)  For the purposes of Section 9.16(b) the value of the assets shall be calculated on a basis consistent with the foregoing provisions of this Article IX and shall be agreed between Conopco and Buyer and, in default of agreement, determined under Section 9.25.

(d)  Conopco undertakes that it will not, and shall procure that no Affiliate of Conopco shall, take any action intended to result in an Excess arising or increasing in respect of the transfer of Transferred Relevant Benefits where, but for such action, no such Excess or increase to Excess would have arisen.

9.17  Transfer of Relevant Benefits

(a)  Where any transfer of Relevant Benefits or assets in respect of those Relevant Benefits envisaged by the provisions of this Article IX requires the approval or consent of any regulatory body or any third party (including the relevant individual), Conopco and the Buyer shall use their respective reasonable endeavours to obtain such approvals and consents.

(b)  In relation to the transfer to a Buyer Group Plan of Relevant Benefits provided under a funded Parent Group Plan or a Relevant Parent SERA Plan:

(i)  Conopco and Buyer shall use reasonable endeavours to procure that:

(A)  a transfer of assets is made from that funded Parent Group Plan; or

(B)  in the case of a Relevant Parent SERA Plan, to the extent permitted by Applicable Law and the provisions of the Relevant Parent SERA Plan in question, a transfer of assets is made from, at Conopco’s option:

(I)  a funded Parent Group Plan; and/or

(II)  by a transfer from Conopco or a member of the Unilever Group to a Buyer Group Plan.

(ii)  Buyer shall use its reasonable endeavours to procure that the Buyer Group Plan:

(A)  has all necessary powers, approvals and consents to accept that transfer; and

(B)  accepts that transfer; and

(iii)  Conopco and Buyer shall use their respective reasonable endeavours to procure that each such transfer takes place as soon as practicable after Closing or, if applicable, the expiry of the interim period referred to in Section 9.14(a). The date of transfer shall be agreed by Conopco and Buyer (or, in default of agreement, determined under Section 9.25).

(iv)  no transfer of funded Relevant Benefits from a Parent Group Plan shall take place unless:

(A)  Buyer produces evidence as to the adequacy of the funding of the Buyer Group Plan which is to the reasonable satisfaction of Conopco; or

(B)  Buyer agrees to amend the provisions of Buyer Group Plan in such a way, which is to the reasonable satisfaction of Conopco, that ring-fences the liabilities and assets in relation to the Transferred Relevant Benefits from all other liabilities and assets of the Buyer Group Plan both on an ongoing basis and on a termination or winding-up of the Buyer Group Plan.

Buyer’s obligation under this Section 9.17(b)(iv)(B) shall include an obligation to amend the relevant Buyer Group Plan or, to the extent that is not within the control of Buyer or its Affiliates, to establish or make available an alternative Buyer Group Plan.

(c)  If:

(i)  the proposed transfer does not receive the approvals or consents referred to in Section 9.17(a); or

(ii)  the Buyer Group Plan does not have the necessary powers or does not accept the transfer as referred to in Section 9.17(b)(ii),

Buyer will, without prejudice to its obligations under Section 9.17(b), use its reasonable endeavours to make such arrangements (which may include amendment of the relevant Buyer Group Plan or the establishment or making available of an alternative Buyer Group Plan) to enable the proposed transfer to take place.

(d)  The transfer of assets from a funded Relevant Parent Group Plan (other than a Stand-Alone Plan) to a Buyer Group Plan shall be made by the transfer of a reasonable cross section of the assets of the Relevant Parent Group Plan in question (as agreed by the Relevant Parent Group Plan and the Buyer Group Plan) or, in default of agreement, shall be made in cash.

(e)  Where members of any Stand-Alone Plan include employees of the Unilever Group other than Transferred Employees, Conopco shall, prior to the Closing Date, use reasonable endeavors to procure that such Stand-Alone Plan transfers such members’ Benefits to a Plan maintained by Conopco or its Affiliates which is not a Stand-Alone Plan. To the extent that is not reasonably practicable prior to the Closing Date, the provisions of Section 9.19 shall apply, mutatis mutandis.

9.18  Voluntary Fund

(a)  In this Section 9.18 the expression “Voluntary Fund” means a fund comprising those voluntary contributions, or the investment or moneys representing them and any income derived from them, in respect of which the entitlements of the members who have paid them are not related to members’ earnings (however defined).

(b)  Notwithstanding the preceding provisions of this Article IX, if within any Parent Group Plan there is a Voluntary Fund, the Voluntary Fund and the benefits payable from it and the contributions payable to it and any transfer payment made from it shall be disregarded for all the preceding provisions of this Article IX.

(c)  Conopco shall use its reasonable endeavours to procure that the part of the Voluntary Fund attributable to the Transferred Pensionable Employees in question in accordance with the provisions of the Relevant Parent Group Plan is transferred to the Buyer Group Plan at the same time as the transfer amount in respect of the Relevant Benefits of those Transferred Pensionable Employees in the Relevant Parent Group Plan is transferred to the Buyer Group Plan.

9.19  Employees who become Employees of the Unilever Group after the Closing Date

(a)  This Section 9.19 applies in respect of any Pensionable Employee who is either listed in Section 6.13 of the DiverseyLever Disclosure Schedule or is agreed between Conopco and Buyer and who has been or is, prior to the Closing Date, given the right to elect to return to the employment of Conopco or its Affiliates within a period after the Closing Date and who exercises that right.

(b)  The provisions of Sections 9.7 to 9.10 shall apply on the basis set out in this Section 9.19, with such modifications as Conopco and Buyer shall agree to be necessary, in respect of the transfer to a Parent Group Plan of the Benefits of the Pensionable Employee under a Buyer Group Plan which provides Benefits corresponding to the Relevant Parent Group Plan in respect of which that Pensionable Employee had Relevant Benefits prior to the Closing Date (“Returned Transferred Benefits”).

(c)  The Value of the Returned Transferred Benefits shall be determined as at the date of termination of employment of the Pensionable Employee by the CMI Group by reference to pensionable service to and pensionable salary at that date.

9.20  Changes Agreed but not in Effect as at Closing

(a)  Conopco and Buyer recognize that certain changes are to be made to the Benefits under certain Relevant Parent Group Plans and/or to the arrangements for the provision or financing of such Benefits which will have been agreed before Closing by Conopco but will not be implemented until after Closing.

(b)  For the purposes of this Section 9.20:

“Implementation Date”	means the date as from which Modified Benefits become effective.

“Modified Benefits”	means any changes or improvements to Benefits under a Relevant Parent Group Plan which are made after Closing but only to the extent such changes or improvements were agreed before Closing. For this purpose “agreement” means the authorization of the Corporate Pensions Department of Unilever PLC.

(c)  As soon as practicable after Closing, Conopco shall notify Buyer in writing of the changes or improvements to Benefits which it proposes be treated as Modified Benefits for the purposes of this Section 9.20, and provide full details in writing of such changes or improvements including the expected Implementation Date and reasonable evidence of the agreement of such improvements in accordance with Section 9.20(b).

(d)  Conopco and Buyer shall apply the principles of this Article IX in respect of the Modified Benefits to the effect that:

(i)  in respect of those Pensionable Employees whose Relevant Benefits have been transferred from the Relevant Parent Group Plan in question to the Buyer Group Plan, the Modified Benefits, to the extent they relate to service completed prior to the Closing Date, shall be treated as Transferred Relevant Benefits and the provisions of Section 9.10 shall apply (and those of Section 9.17(b)(i)(A) shall not apply) in respect of such Transferred Relevant Benefits;

(ii)  for this purpose, the Value of the Modified Benefits treated as Transferred Relevant Benefits shall be determined in accordance with Section 9.9 promptly after the Implementation Date provided that, where Parent’s Actuary and Buyer’s Actuary consider that the demographic actuarial assumptions which would otherwise apply for this purpose are inappropriate due to the nature of the change or improvement to Benefits, the demographic actuarial assumptions used for this purpose shall be modified in such manner as Parent’s Actuary and Buyer’s Actuary agree;

(iii)  for the purpose of calculating Gross Service Cost under Section 9.24, the Modified Benefits shall be treated as Relevant Benefits.

(iv)  Section 9.11 shall apply as if the Modified Benefits had become effective from the Closing Date.

9.21  Canada

Buyer must, with effect from the end of the interim period applicable under Section 9.14 in respect of the Unilever Canada Pension Plan, establish a comparable registered pension plan in Canada to replace the Unilever Canada Pension Plan.

9.22  Treatment of UK Pension Scheme.

(a)  Buyer and Conopco shall cooperate to ensure that the employment of the UK Employees is contracted-out by reference to the UK Pension Scheme at all applicable times during the International Transition Period.

(b)  This Section 9.22(b) applies if and to the extent that, as a result of any UK Company ceasing to employ persons in the description or category of employment to which the UK Pension Scheme relates, a debt becomes due from such UK Company to the UK Pension Scheme under section 75 of the UK Pensions Act 1995 and the UK Pension Scheme notifies the relevant UK Company that it requires payment of that debt. Where this Section 9.22(b) applies, Sellers undertake to:

(i)  procure payment to the UK Pension Scheme of an amount equal to the amount notified by the UK Pension Scheme to the relevant UK Company as referred to above in order to discharge the relevant UK Company from any liability to make payment of that amount to the UK Pension Scheme; or

(ii)  otherwise procure that the relevant UK Company is not required to pay the amount referred to in (i) above.

(c)  Where a Pensionable Employee elects, at any time before the expiry of the interim period under Section 9.14, under Rule C3 of the UK Pension Scheme to purchase a service credit and the period over which contributions are payable in respect of the cost of that credit has not expired before such expiry, a right, for so long as he remains in pensionable service by reference to the Buyer Group Plan, to purchase over the period commencing on such expiry the balance of the service credit which he would have been entitled to purchase had he remained in pensionable service by reference to the UK Pension Scheme on the same terms and conditions as apply under the provisions of the UK Pension Scheme in force immediately prior to the Closing Date. Notwithstanding Section 9.11(a)(i)(B), once such an election has been made, the obligation of Buyer under this (ii) shall continue to apply until the expiry of the period over which contributions are payable in respect of the cost of the service credit.

(d)  Section 9.11(c)(i) shall not apply to any employee contributions due in respect of the purchase of a service credit under the UK Pension Scheme as referred to in (c) above.

9.23  Covenants

(a)  (i)  For the purposes of this Section 9.23(a):

(A)  “Relevant Claim” means a claim brought by or on behalf of a Pensionable Employee or Transferred Inactive which relates to Benefits attributable to any period of employment prior to the Closing Date or, if later, if Section 9.14 applies, the date pensionable service in a Parent Group Plan ends, under a Relevant Parent Group Plan in respect of which a transfer of Relevant Benefits has been made to Buyer or its Affiliates or a Buyer Group Plan or under a Relevant Parent Group Plan which is a Stand-Alone Plan or under a Parent Group Plan.

(B)  “Liability” means any liability, loss, damage, cost, claim or reasonable expense arising out of or in connection with any Relevant Claim.

(ii)  Buyer covenants with Conopco to pay to Conopco forthwith upon demand an amount equal to any Liability which is incurred or sustained by Conopco, any member of the Unilever Group or a Parent Group Plan arising out of or in connection with any Relevant Claim.

(b)  Conopco covenants to pay to Buyer forthwith upon demand an amount equal to any liability, loss, damage, cost, claim or reasonable expense arising out of or in connection with:

(i)  any obligation to provide Relevant Benefits on the grounds that a Transferred Employee was denied access in breach of Article 141 to a Parent Group Plan prior to the Closing Date to the extent such claim relates to the period prior to the Closing Date;

(ii)  any obligation to contribute to the Diversey Limited Retirement Benefits Plan (1969) in the UK; and

(iii)  any obligation to provide Relevant Benefits under the USIF (Ireland) arising out of the circumstances disclosed in Section 9.2(c) of the Unilever Disclosure Schedule with respect to such Plan.

9.24  EBITDA

(a)  This Section 9.24 provides, based upon the procedures and assumptions hereinafter set forth, for (1) the final adjustment for normalized annual pension expense for the twelve months ending June 30, 2001 attributable to the EBITDA Adjustment Plans, and (2) determining an amount equal to (a) the aggregate Adjusted Final Normalized Expense of all EBITDA Adjustment Plans less the pension cost already included in the Reviewed DiverseyLever Statement of Management EBITDA in respect of all EBITDA Adjustment Plans, minus (b) the Interim Pension Estimate (as defined in Section 1 to Schedule 3.8 of the Agreement) (the “Final Pension Differential”). For the purpose of the above aggregation, each amount expressed in a currency other than U.S. dollars shall, to the extent necessary, be converted into Euros using the currency exchange rates underlying the conversion of local country EBITDA to Euros for the purposes of Schedule A and then converted to U.S. dollars using the DiverseyLever Exchange Rate. The Final Pension Differential shall be expressed as a positive or negative amount. If the Final Pension Differential is a positive amount, Conopco shall pay to Buyer in accordance with Section 11.8 (as an adjustment to the Purchase Price) an amount equal to the product of (A) the Final Pension Differential, times (B) 8.85, which product shall be deemed a Tax Indemnity Amount under Section 11.8. If the Final Pension Differential is a negative amount, Buyer shall pay to Conopco in accordance with Section 11.8 as an adjustment to the Purchase Price an amount equal to the product of (A) the Final Pension Differential, times (B) 8.85, which product shall be deemed a Tax Indemnity Amount under Section 11.8. In either case, the amount so determined shall be adjusted by interest at the Applicable Rate as of the Closing Date (accrued daily and compounded monthly) for the period from and including the Closing Date to and excluding the date of payment under Section 11.8.

(b)  Within 6 months after the Closing Date, Conopco shall cause Parent’s Actuary to submit calculations in writing to Buyer’s Actuary, along with all such data and information as is, in the opinion of Parent’s Actuary, reasonably necessary for the purpose of verifying such calculations (including confirmation of the pension cost already included in the Reviewed DiverseyLever Statement of Management EBITDA) in respect of each EBITDA Adjustment Plan, of an amount equal to the Adjusted Final Normalized Expense for such Plan. The aggregate of the Adjusted Final Normalized Expense for all EBITDA Adjustment Plans minus the Interim Pension Estimate shall equal the Final Pension Differential.

(c)  If Parent’s Actuary and Buyer’s Actuary fail to agree the amount in Section 9.24(b) in respect of any EBITDA Adjustment Plan within two months after the date of Parent’s Actuary’s submission to Buyer’s Actuary of such calculations, either Conopco or Buyer may at any time thereafter elect to have an independent actuary appointed to determine such amount. In the event such an election is made, Conopco and Buyer shall within 10 Business Days after the election is made appoint an independent actuary mutually agreed to by Conopco and Buyer or if they fail to agree within such period, as shall be appointed in accordance with Section 9.25 within 10 Business Days thereafter. The independent actuary shall, within 2 months after appointment, determine the Adjusted Final Normalised Expense in respect of the applicable EBITDA Adjustment Plan.

(d)  Conopco and Buyer shall each use reasonable endeavours to procure that:

(i)  any information which may reasonably be required by Parent’s Actuary or Buyer’s Actuary for the purpose of undertaking and agreeing the Final Pension Differential shall, to the extent that it is within the power or control of Conopco or Buyer, as the case may be, be supplied to such actuary and that such information so supplied shall be true, complete and accurate in all material respect; and

(ii)  without prejudice to the specific times set out above, their respective actuary acts promptly and that such calculations are completed promptly.

(e)  For purposes of this Section 9.24:

(i)  “Adjusted Final Normalized Expense” means, in respect of any EBITDA Adjustment Plan, an amount calculated as:

(A)  “Adjusted Final Active Normalized Expense” less

(B)  the Value of the Relevant Benefits for Transferred Inactives in that Plan as at the Closing Date

(1)  multiplied by 1/(1+i)t where t = the period in years from 30 June 2000 to the Closing Date; and i = the discount rate assumption determined in accordance with Section 9.9(b); and

(2)  multiplied by the expected rate of return on assets minus the discount rate.

This calculation (B) will use data on inactive Plan members effective as at the Closing Date and actuarial methods and assumptions set out in Section 9.9.

Notwithstanding the foregoing, for the Berolina plan (Germany), the “Adjusted Final Normalized Expense” shall be the Adjusted Final Active Normalized Expense.

(ii)  “Adjusted Final Active Normalised Expense” means, in respect of any EBITDA Adjustment Plan, an amount calculated as the Unadjusted Final Active Normalised Expense adjusted as follows:

(A)  multiplied by 1/(1+s)t where t = the period in years from 30 June 2000 to the Closing Date; and s = the general salary increase assumption determined in accordance with Section 9.9(b).

(B)  multiplied by Headcount Adjustment.

(iii)  “EBITDA Adjustment Plan” means a Relevant Parent Group Plan, the Berolina plan in Germany, the Unicare Retirement Plan, the Unicare Retirement Preservation Plan or the Unicare Post Retirement Welfare Plan with over 30 members if a Stand-Alone Plan or, if it is not a Stand-Alone Plan, over 30 Pensionable Employees as at the Closing Date.

(iv)  “Gross Service Cost” means the cost of accrual of benefits for the year following the effective date of the calculation before any deduction is made for employee contributions. Gross Service Cost shall be calculated using the actuarial methods and assumptions set out in Section 9.9 including the allowance for administrative expenses, except if this allowance is defined other than by reference to an addition to the annual cost of the applicable plan. For this purpose, the benefits valued in respect of any Plan must be consistent with those valued for the purposes of determining the Value of Relevant Benefits for that Plan under Section 9.9.

(v)  “Headcount Adjustment” means A/B where

“A”  =  estimated employee headcount for the DiverseyLever Business for the period 1 July 2000 to 30 June 2001 for the country in which that EBITDA Adjustment Plan is based that is consistent with the basis of other adjustments made to employment costs, and headcount underlying them, in EBITDA for the same period for purposes of calculating the purchase price under this Agreement.

“B”  =  employee headcount of DiverseyLever Business for that country at the Closing Date

For A, Conopco and Buyer will use their reasonable endeavours to obtain such information as is available on employee headcounts for the DiverseyLever Business by country over the period 1 July 2000 to 30 June 2001.

(vi)  “Unadjusted Final Active Normalized Expense” means, in respect of any EBITDA Adjustment Plan, an amount calculated as

•	Gross Service Cost for the year following the Closing Date, less

•	the estimated amount of full rate (whether or not paid), employee contributions for Pensionable Employees based on salaries at the Closing Date, for the year following the Closing Date, less

•
the Value of Relevant Benefits as at the Closing Date for Pensionable Employees in respect of service prior to the Closing Date, multiplied by the expected rate of return on assets minus the discount rate.

Except that, for the Berolina plan (Germany), the “Unadjusted Final Active Normalized Expense” shall be the estimated amount of full rate (whether or not paid) employer contributions for Pensionable Employees, based on salaries at the Closing Date, for the year following the Closing Date.

These calculations will use data on active plan members effective as at the Closing Date and actuarial methods and assumptions set out in Section 9.9.

9.25  Disputes

(a)  Any dispute between Conopco and Buyer or between Parent’s Actuary and Buyer’s Actuary concerning the determination or valuation or agreement of any matter to be specifically determined, valued or agreed under Article IX shall, in the absence of agreement between them, be referred to an independent actuary agreed by Conopco and Buyer or, failing such agreement, appointed by the President for the time being of the Institute of Actuaries in England at the request of the party first applying. In any such case, the independent actuary shall be a person who possesses appropriate expertise in relation to the jurisdiction in respect of which the matter has arisen.

(b)  Such independent actuary shall act as an expert and not as an arbitrator. His decision shall be final and binding on the parties and his expenses shall be borne as the independent actuary may direct.

9.26  Stock Options and Incentive Compensation.

(a)  Conopco shall be responsible and retain liability for and incur any and all costs of stock option compensation for all Employees who become Transferred Employees and who hold stock options from Conopco or any of its Affiliates awarded prior to the Closing Date, including payments, if any, that may be made to such Employees in Conopco’s sole discretion to settle such options rights, including those relating to “in-the-money” non-exercisable stock options as of the Closing Date. Conopco shall be responsible and retain liability for any payment obligations (including social security payments), withholding obligations and reporting obligations that arise before, on or after the Closing Date under any applicable stock option plan of Conopco or any of its Affiliates, whether that obligation arises in respect of an Employee or any other Person. Conopco covenants to pay the Buyer an amount equal to any amount payable by the Buyer or any of its Affiliates (other than any amount which has been withheld from a Transferred Employee’s pay) as a result of any such obligation of Conopco under this Section 9.26(a).

(b)  Sellers shall be solely responsible and retain liability for, and Buyer and its Affiliates shall have no obligation to pay, any incentive compensation earned on or prior to the Closing, under any annual bonus or other incentive plan or arrangement of Conopco or any of its Affiliates, whether that obligation arises in respect of a Transferred Employee or any other Person. For purposes of determining a Transferred Employee’s entitlement in respect of any such plan which provides for payments based on performance goals achieved, Sellers shall cause the performance period in which the Closing occurs (the “Final Performance Period”) to end on the Closing Date and performance goals in determining payments shall be deemed to have been met at the original target for the Final Performance Period. Payments for the Final Performance Period shall be made by Sellers on a pro rata basis based on the number of days in the original performance period elapsed on and prior to the Closing Date and shall be deemed to have been earned on the Closing. Payments in respect of any completed performance period ending prior to Closing shall be made on the ordinary payment date, and payments in respect of the Final Performance Period shall be made within 3 months of Closing.

(c)  Conopco shall cause all matched shares awarded to Transferred Employees under the Variable Pay Plan or similar plan maintained by Conopco or its Affiliates to be treated in accordance with terms no less favorable to the Transferred Employee than those in effect on the date of this Agreement and shall be responsible and retain liability for all payment obligations (including social security payments), withholding obligations and reporting obligations that arise before, on or after the Closing Date under any such plan.

(d)  Conopco shall be responsible and retain liability for and incur any and all costs of compensation for all Employees who become Transferred Employees and which arise under the North American Performance Share Plan (“PSP”) and the Long Term Incentive Plan (“Cash Plan”), and Buyer and its Affiliates shall have no obligations with respect thereto. Payments in respect of any completed performance period ending prior to Closing shall be made to such Employees on the ordinary payment date and payments will be made to such Employees holding grants for incomplete performance periods under the PSP and the Cash Plan [within 3 months of Closing]. Such payments for incomplete performance periods will be made in respect of the whole three year outstanding performance periods in respect of the PSP and outstanding four year performance periods in respect of the Cash Plan. In calculating the payment in respect of any incomplete performance period, actual performance will be used for completed years in the incomplete performance period under the plans, target performance will be assumed for uncompleted years in outstanding performance period, and an average will be taken of the total number of years in the outstanding performance period.

9.27  No Third Party Beneficiaries.    No provisions of this Agreement shall create any third party beneficiary or other rights in any Employee (including any beneficiary or dependent thereof) or any persons in respect of continued employment with any of the Companies, with Conopco, with Buyer or with any of their Affiliates and no provision of this Agreement shall create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any U.S. Employee Plan or U.S. Benefit Arrangement, any

International Plan or any plan or arrangement which may be established or maintained by Buyer or any of its Affiliates. Buyer’s agreement to the provisions of Section 9.5, 9.6, 9.7 and 9.11 is given by Buyer on the express understanding that, if Buyer is in breach of any such provisions, Conopco may, at its absolute discretion, and without limitation, seek to procure compliance with such provisions by Buyer by applying to the court for damages and/or specific performance (for the avoidance of doubt, Buyer expressly agrees that Conopco may seek to procure Buyer’s compliance with such provisions for the benefit of the applicable Employee (or beneficiary or dependent thereof) notwithstanding that Conopco may not have itself suffered any actual damages as a result of Buyer’s noncompliance). No provision of this Agreement shall constitute a limitation on the right of Buyer, any of the Companies or other Affiliates of Buyer to terminate any Transferred Employee at will.

9.28  Plant Closing Obligations.

(a)  Buyer agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar federal, state or provincial statute or law, and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees and occurring after the Closing Date. Neither Buyer nor its Affiliates shall take any action after the Closing Date that would cause any termination of employment of any employees by Unilever Group or its Affiliates that occurs before the Closing Date to constitute a “plant closing” or “mass layoff” or group termination under the WARN Act or any similar statute. Conopco shall notify Buyer prior to Closing of any layoffs of any employees in the DiverseyLever Business in the 90-day period prior to Closing that could affect the obligations of Buyer or its Affiliates under the preceding sentence. Provided Conopco has complied with its obligation under the preceding sentence, Buyer shall indemnify and hold harmless Conopco (on behalf of the relevant member of the Unilever Group) with respect to any liability under the WARN Act or similar statute arising from the actions of Buyer or its Affiliates after the Closing Date.

(b)  If any member of the Unilever Group or, prior to Closing, any Company takes or has taken any action which could be construed as a “plant closing” or “mass layoff”, or which results in any employee retained or employed suffering or deeming to have suffered any “employment loss,” as those terms are defined in the WARN Act or any similar federal, state or provincial statute or law, except as provided in Section 9.28(a), Sellers and such Affiliates shall be solely responsible for providing any notice required by WARN or similar statute and for making payments, if any, which may be required under WARN or similar statute for failure to provide appropriate notice and Conopco shall indemnify and hold harmless (on behalf of the relevant member of the CMI Group) with respect to any liability for failure to provide such notice.

9.29  Agency.    Where, in this Schedule 9, Conopco or Buyer is described as making or receiving a payment, pursuant to an indemnification obligation or otherwise, Conopco shall make such payments on behalf of the relevant Sellers and Buyer shall make such payments on behalf of the relevant Designated Buyers.

Where in this Schedule 9, Conopco is described as indemnifying Buyer, Conopco shall make such indemnification action on behalf of itself and the Sellers and Buyer shall act on behalf of itself and the other Designated Buyers. Where in this Schedule 9, Buyer is described as indemnifying Conopco, Buyer shall make such indemnification on behalf of itself and the other Designated Buyers and Conopco shall act on behalf of itself and the Sellers.

Where an obligation of a party to pay an amount to the other party in this Schedule 9 arises in respect of any matter in relation to the DiverseyLever Business as of the Closing Date (before giving effect to any of the transactions contemplated by this Agreement for that date) the amount due and payable shall be treated as an adjustment to the Purchase Price.

9.30  Definitions for the Purposes of Article IX

(a)  In this Article IX:

“Accounting Date”
means the date 6 months after the Closing Date, and each successive date falling after the expiry of 3 months from the previous date until such date as at which all Shortfalls and Excesses have been determined (or if due to be paid in cash, have been paid in cash, if later)under Section 9.10.

“Actuarial Annex”	means the Annex to this Agreement entitled “Actuarial Annex”.

“Agreed Closing Date Exchange Rate”
means the applicable exchange rate as published in the column entitled “Cross-Rates and Derivatives: Exchange Cross-Rates” (or any successor column), as appearing in the Financial Times published on the Closing Date or, if the Financial Times is not published or such column does not appear on the Closing Date, on the immediately preceding date on which the Financial Times is published and such column appears, or if an exchange rate for the relevant currency is not so published, such rate as Buyer’s Accountants and Conopco’s Accountants shall mutually agree by reference to generally accepted, published exchange rates for the relevant currency.

“Agreed Interim Period Plans Annex”	means the Annex to this Agreement entitled “Agreed Interim Period Plans Annex”.

“Agreed Local Adjustment Rate”	means, in respect of any period and the Plan in question:

(a) the interest rate, timing adjustment or rate of return identified as such in the Actuarial Annex for the Plan in respect of that period; or

(b)  if (a) does not apply in respect of any Plan, such interest rate, timing adjustment or rate of return as Unilever shall notify to CMI after the date of this Agreement and on or before the date 2 months after the Closing Date, which shall be consistent with the way in which the calculation of the transfer amount actually paid by the Plan in question is adjusted in respect of the period between Closing and the date of its payment (a split rate may apply where an interim period of participation applies under Section 9.14).

“Agreed Local Interest Rate”
means, in relation to a Transferred Relevant Benefit under a Relevant Parent Group Plan, the rate determined by Conopco as equivalent to the cost to Conopco of borrowing in the currency in question for the period in question and agreed by Buyer or, in default of agreement, as may be determined under Section 9.25.

“Agreed Payment Date Exchange Rate”
means the applicable exchange rate as published in the column entitled “Cross-Rates and Derivatives: Exchange Cross-Rates” (or any successor column), as appearing in the Financial Times published on the day immediately preceding the applicable payment date or, if the Financial Times is not published or such column does not appear on such date, on the immediately preceding date on which the Financial Times is published and such column appears, or if an exchange rate for the relevant currency is not so published, such rate as Buyer’s Accountants and Conopco’s Accountants shall mutually agree by reference to generally accepted, published exchange rates for the relevant currency.

“Article 141”	means Article 141 of the Treaty of Rome or any current or future legislation which implements Article 141 or which implements any EC

Directive relating to equal treatment. References to the EC shall be taken to include the European Community (formerly the European Economic Community) and the European Union.

“Benefit”
means any pension, lump sum, gratuity, payment after termination of employment of costs (including, without limitation, medical, dental or other healthcare costs), or other like benefit provided or to be provided, including payment from an individual’s account balance under a defined contribution type of plan:

• on or after retirement;

• on death;

• on or after termination of employment, except to the extent the benefits referred to above are enhanced where such termination is on account of redundancy or at the request of the employer;

• on or in connection with disability; and

• as a long service award (including those that result from a statutory requirement) (“Jubilee Plan”)

“Buyer’s Actuary”
means such actuary or firm of actuaries as Buyer may determine for the purpose of Article IX, provided that Buyer may determine a different actuary or different firm of actuaries for different jurisdictions.

“Buyer Group Plan”	means any Plan sponsored, maintained or contributed to by Buyer or any of its Affiliates under which Benefits are provided or, if the context so requires, the trustees or managers of any such Plan.

“Cash Payment”	means, in relation to any account taken of Shortfalls and Excesses under Section 9.10(c)(i)(B) as at any Accounting Date, an amount equal to:

(i) the aggregate amount of the Shortfalls

under funded Relevant Parent Group Plans; less

(ii) the aggregate amount of the Excesses under funded Relevant Parent Group Plans; plus

(iii) 25% of the aggregate of the Shortfalls under an unfunded Relevant Parent Group Plan (for this purpose, calculated before multiplication by the Tax Adjustment Factor under Section 9.10(b)(i)).

“Currency Adjustment Factor”	means, in respect of any amount to which it is stated to apply:

(a) if the amount is expressed in U.S. dollars, one;

(b) if the amount is expressed in a currency other than U.S. dollars, the Agreed Closing Date Exchange Rate.

“Excess”	has the meaning given to that expression in Section 9.10(b)(ii)

“Expatriates”	has the meaning given to that expression in Section 9.13.

“Interim Period Plan”	the Relevant Parent Group Plans in respect of which there is an interim arrangement after Closing under Section 9.14(a)

“Jubiliee Plan”	see definition of “Benefit”

“Market Adjustment Factor”	(a) as set out in the Actuarial Annex in relation to the Relevant Parent Group Plan; or

(b) one, unless under the valuation referred to in Section 9.9(b)(ii):

(i) the market value of assets is smoothed or otherwise adjusted; or

(ii) the value of liabilities is adjusted to take account of market conditions.

If (i) or (ii) applies, the Market Adjustment Factor shall be calculated using an approach and, where necessary, assumptions consistent with any approach used under the valuation referred to in Section 9.9(b)(ii) to:

(a) smooth or otherwise adjust the value of assets; or

(b) adjust the value of liabilities.

Where the asset value is smoothed or otherwise adjusted under the valuation referred to in Section 9.9(b)(ii), the Market Adjustment Factor to be applied will reflect an inversion of the approach used in the valuation.

Where no such smoothing or adjustment is applied under the valuation referred to in Section 9.9(b)(ii), the Market Adjustment Factor shall be one.

Any disagreement between Parent’s Actuary and Buyer’s Actuary as to the implementation of this definition shall be determined under Section 9.25.

“Ongoing Welfare Benefits”	benefits on death or disability, medical, dental and vision benefits, and other welfare health benefits, each to the extent payable during employment.

“Parent’s Actuary”
means such actuary or firm of actuaries as Conopco may determine for the purpose of this Article IX, provided that Conopco may determine a different actuary or different firm of actuaries for different jurisdictions.

“Parent Group Plan”	means any Plan of Conopco or any of its Affiliates, including Stand-Alone Plans, under which Benefits are provided or, if the context so requires, the trustees or managers of any such Plan.

“Pensionable Employee”
means a Transferred Employee who has, or in respect of whom another person has, immediately prior to the Closing Date, an entitlement (whether present, future or contingent) to Benefit under a Parent Group Plan.

“Plan”	means any scheme, plan, fund or arrangement, whether or not funded or insured.

“Plan Annex”	means the Annex to this Agreement entitled “Plan Annex”

“Relevant Benefit”
means a liability (whether present, future or contingent) determined, to the extent applicable, in accordance with Section 9.9 which arises under the terms of a Relevant Parent Group Plan as in effect at Closing (which, for the avoidance of doubt, includes any announcement of Benefit change in effect as of Closing but not incorporated into the terms of the Plan) to provide a Benefit but excluding any defined contribution benefits. See also Section 9.20.

“Relevant Parent Group Plan”	means all or any of the Parent Group Plans which are listed in the Plan Annex and which are identified therein as Relevant Parent Group Plans together with any Jubilee Plans.

“Relevant Parent SERA Plan”
means all or any of the Parent Group Plans which are identified as unfunded SERA Plans in the Plan Annex and which Conopco nominates, in its absolute discretion and within 12 months after the Closing Date, to be Relevant Parent SERA Plans.

“Retained Member Supplemental Cost”	means, for any Plan in relation to which Buyer or its Affiliates participates after Closing pursuant to section 9.14, an amount calculated as {(A – B) * C}—D where

A =The “Unadjusted Final Active Normalised Expense” expressed as a percentage of the pensionable salary at the Closing Date of the employees to which the “Unadjusted Final Active Normalised Expense” calculation relates

B = Expressed as a percentage of pensionable

salary, the total employer contributions paid under Section 9.14(b) in respect of the Plan in question

C = the aggregate amount of pensionable salary received by “Non-Transferring Participating Employees” in relation to the applicable Plan during the period for which Buyer or its Affiliates participates in the applicable Plan after Closing pursuant to section 9.14

D = where Section 9.11(c)(i) applies in relation to the Parent Group Plan in question, the amount in respect of Non-Transferring Participating Employees who are not Newly-Hired Employees equal to the actuarial value as of Closing, using salary as of the Closing Date, of (X-Z) for the period of three years from Closing, determined in accordance with the actuarial method and assumptions which are to be applied to that Plan under Section 9.9, but without applying any decrement or salary scale, where:

X represents the maximum amount in local currency of contributions such Non-Transferring Participating Employee could have been required to contribute to a Parent Group Plan under the provisions of that Plan in force immediately prior to Closing but for any surplus or deficit in that Plan; and

Z represents the amount calculated on the basis of the information available prior to the date on which the Value of the Relevant Benefit is agreed or determined under Section 9.10, in local currency (if any) of compulsory contribution he would have been required to contribute during the period of 36 months from the Closing Date under the provisions of the Parent Group Plan, had he been an active member of the Plan throughout that period and his employer has remained part of the Unilever Group.

For the avoidance of doubt:

(i) (A-B) or {(A-B) x C) - D may be a negative number; and

(ii) a consistent definition of pensionable salary is to be used for the purposes of A, B and C.

“Non-Transferring Participating Employees” means, in relation to any Plan, Pensionable Employees, and any “Newly-Hired Employees” who become members of the Plan during the period for which Buyer or its Affiliates participates in the applicable Plan after Closing pursuant to section 9.14 but, in either case, who do not become Transferred Pensionable Employees.

“Senior Plans Annex”	means the Annex to this Agreement entitled “Senior Plans Annex”

“SERA Plan”	those plans listed in the Senior Plans Annex together with similar arrangements in countries other than Material Jurisdictions.

“Shortfall”	has the meaning given to that expression in Section 9.10(b)(i)

“Stand-Alone Plan”
means those Parent Group Plans listed in the Plan Annex as Stand-Alone Plans together with any other Parent Group Plan in a country other than a Material Jurisdiction where after Closing there are active members who are Transferred Employees but no active members are employees of the Unilever Group or where the Plan relates solely to inactive members and the Plan is administered from the DiverseyLever Business prior to the Closing Date.

“Tax Adjustment Factor”	means, in respect of the application of paragraph 9.10(b) to a Transferred Relevant Benefit which arises under:

(a) a funded Relevant Parent Group Plan, 1.0-X, where X represents the Tax Rate (expressed as the applicable percentage rate divided by 100 and then multiplied by 0.7513) for the jurisdiction in which that Relevant Parent Group Plan is established;
(b) an unfunded Relevant Parent Group Plan, 1.0-X, where:
• X represents zero, to the extent there would be no corresponding deferred tax asset in the Notional Completion Balance Sheet; and

•   X represents, to the extent there would be a corresponding deferred tax asset in the Notional Completion Balance Sheet, the Tax Rate (expressed as the applicable percentage rate divided by 100) for the jurisdiction in which that Relevant Parent Group Plan is established.

For the purpose of this definition:

“Notional Completion Balance Sheet” means a balance sheet in respect of the DiverseyLever Business drawn up as at the Closing Date in accordance with the accounting principles and practices as set out in the Unilever accounting policy manual effective immediately prior to the Closing Date; and

“Tax Rate” means the following respective percentages for the countries listed below:

Australia	30	%;
Denmark	30	%;
France	35.33	%;
Italy	40.25	%;
Mexico	35	%;
Sweden	28	%;
Spain	35	%;
Switzerland	23.5	%;
Turkey	40	%;
US	40	%;
UK	30	%;
Netherlands	35	%;
Germany	38	%;
Canada	38	%;
Japan	42.1	%;

Brazil	34	%,

and for any other country the standard maximum corporate tax rate for that country.

“Top-Seven Plans”	means the Plans identified as “Top-Seven Plans” in the Plan Annex

“Transferred Assets”	means, in respect of any Transferred Relevant Benefit:

(a) the assets which are comprised in any funded Plan under which that Benefit is provided; and/or

(b) any assets which, in respect of the Plan under which that Benefit is provided, are set aside to fund or finance or hedge against any such Benefits; and/or

(c) in the case of the SPP in Sweden, the credit available to Buyer or its Affiliates and which are transferred to, assumed by or retained by Buyer or one of its Affiliates, a Buyer Group Plan or a Stand Alone Plan.

“Transferred Pensionable Employee”	means a Pensionable Employee or Newly Hired Employee who:

(a) becomes a member of a Buyer Group Plan with effect from the day after his pensionable service under the Parent Group Plan in question terminates;

(b)  who agrees in writing to the Benefits under the Parent Group Plan in question of and in respect of him being transferred to Buyer Group Plan (such agreement in writing to include a discharge in a form agreed by Conopco (whose agreement shall not be unreasonably withheld or delayed) in favour of the Parent Group Plan and each member of the Parent Group for any liability to or in respect of that Pensionable Employee or Newly Hired Employee to provide any Benefits under that Parent Group Plan); and

(c) who does not withdraw that agreement before such Benefits are transferred to a Buyer Group Plan,

provided that (b) and (c) of this definition shall not apply:

•     in relation to the transfer of the Benefits of a Pensionable Employee from a Parent Group Plan to a Buyer Group Plan or any member of the CMI Group where under Applicable Law that transfer takes place automatically without the Pensionable Employee’s or Newly Hired Employee’s consent; or

• where Conopco in its absolute discretion so determines in relation to one or more Pensionable Employees or Newly Hired Employees, or one or more Parent Group Plans.

“Transferred Inactive”	means a person other than a Pensionable Employee:

(a) who, immediately prior to Closing, is a member of a Stand-Alone Plan; or

(b)  whose Benefits under a Parent Group Plan otherwise transfer to a Buyer Group Plan or a member of the CMI Group with effect from Closing or the end of the period referred to in Section 9.14(a) where required by Applicable Law.

“Transferred Relevant Benefit”	means a Relevant Benefit which:

(a)  is transferred to or assumed by a member of the CMI Group or a Buyer Group Plan in respect of a Pensionable Employee, Transferred Inactive or Newly-Hired Employee but excluding any such Relevant Benefit in respect of a Pensionable Employee who does not become a Transferred Pensionable Employee in respect of that Relevant

Benefit; or

(b) arises under a Relevant Parent Group Plan which is a Stand-Alone Plan to the extent the Stand-Alone Plan transfers to Buyer or its Affiliates.

“UK SERA”	means the arrangements constituted by a letter from Unilever UK Central Resources Limited to the Pensionable Employee in question, entitled “Senior Managers’ Pension Arrangements: 1999 SERA Letter”

“Value”	means:

Relevant Benefits or Transferred Relevant Benefits

(a)  (i)  in respect of any Relevant Benefit or Transferred Relevant Benefit, an amount in U.S. Dollars which is equal to the actuarial value in local currency as of the Closing Date, using salary as at the Closing Date, of that Relevant Benefit or Transferred Relevant Benefit in respect of service prior to the Closing Date, determined in accordance with the actuarial methods and assumptions which are to be applied to that Benefit under Section 9.9, multiplied by B x C, plus (ii) or (iii) below, as applicable,

(ii)  where(a)(iii) below does not apply, any Notional Contributions in respect of each Pensionable Employee (whether or not a Transferred Pensionable Employee) under the Relevant Parent Group Plan in question;

(iii)  for any Plan in relation to which Buyer or its Affiliates participates after Closing pursuant to Section 9.14, to the extent any Transferred Relevant Benefit relates to service on and after the Closing Date under such a Plan, the Value of such Transferred Relevant Benefit relating to service on and after the Closing

Date shall be deemed to be an amount in local currency equal to:

(A)  contributions in respect of that Transferred Pensionable Employee which have been paid under Section 9.14(b) plus any Notional Contributions in respect of that Transferred Pensionable Employee (other than a Newly-Hired Employee); less

(B)  where a deduction is specified in the Agreed Interim Period Plans Annex in relation to a Parent Group Plan, the specified deduction to reflect the cost of insuring or self-insuring risk benefits after the Closing Date and the specified deduction in respect of administration expenses after the Closing Date, or, where no deduction is specified in the Agreed Interim Period Plans Annex in relation to a Parent Group Plan, such reasonable deduction in respect of such costs and expenses as agreed between Parent’s Actuary and Buyer’s Actuary (or in default of agreement as determined under Section 9.25),

(for the avoidance of doubt, (A) less (B) may be a negative number)

such net contributions being adjusted in accordance with the Agreed Local Adjustment Rate from and including the respective actual date of payment to the Closing Date, by reference to the Agreed Local Adjustment Rate, to give its value as at the Closing Date and multiplied by C.

For the purpose of (a)(ii) and (iii) above, “Notional Contributions” means, where Section 9.11(c)(i) applies in relation to the Parent Group Plan in question and X exceeds Z in relation to a Transferred Pensionable Employee or Pensionable Employee, as applicable under (a)(ii)

above, under any Parent Group Plan, the actuarial value as of Closing, using salary as of the Closing Date, of (X-Z) for the period of three years from Closing, determined in accordance with the actuarial method and assumptions which are to be applied to that Plan under Section 9.9, but without applying any decrement or salary scale, where:

X represents the maximum amount, in local currency of contributions a Transferred Pensionable Employee or Pensionable Employee, as applicable under (a)(ii) above, could have been required to contribute to a Parent Group Plan under the provisions of that Plan in force immediately prior to Closing but for any surplus or deficit in that Plan; and

Z represents the amount calculated on the basis of the information available prior to the date on which the Value of the Transferred Relevant Benefit or Relevant Benefit, as applicable, is agreed or determined under Section 9.10, in local currency (if any) of compulsory contribution he would have been required to contribute during the period of 36 months from the Closing Date under the provisions of the Relevant Parent Group Plan, had he been an active member of the Plan throughout that period and his employer had remained part of the Unilever Group.

Transferred Assets

(b) (i) in respect of a Transferred Asset other than an insurance policy, an amount in deal currency which is equal to (A x C);

(ii)  in respect of a Transferred Asset which is an insurance policy, equal to the ongoing value in local currency of such policy as agreed by Parent’s Actuary and Buyer’s Actuary on such reasonable basis as Parent’s Actuary and Buyer’s Actuary shall agree, or in default of agreement determined under Section 9.25, taking into account to the extent appropriate the value of the Benefits secured by the policy, at the date it is transferred to, assumed by or retained by a Buyer or one of its Affiliates, a Buyer Group Plan or a Stand-Alone Plan adjusted in respect of the period (if any) from that date to the Closing Date, by reference to the Agreed Local Adjustment Rate to give its value as at the Closing Date, and then multiplied by C.

In each case where:

A    represents its market value in local currency at the date it is transferred to, assumed by or retained by Buyer or one of its Affiliates, a Buyer Group Plan or a Stand-Alone Plan, adjusted in respect of the period (if any) from that date to the Closing Date, by reference to the Agreed Local Adjustment Rate to give its value as at the Closing Date (in the case of the SPP in Sweden, the value as at Closing of the credit available to Buyer or its Affiliates will be taken as the face value as at Closing of that credit as notified by the SPP);

B represents the Market Adjustment Factor; and

C represents the Currency Adjustment Factor.

“Voluntary Fund”	has the meaning given to that expression in Section 9.18.

(b)  References in this Schedule to “assets” shall, unless the context otherwise requires, include references to both cash and non-cash assets.

(c)  Any rate published or quoted and referred to in the definitions of “Agreed Closing Date Exchange Rate” or “Agreed Payment Date Exchange Rate” shall be determined by Parent’s Actuary and agreed by Buyer’s Actuary or, in the absence of agreement, determined under Section 9.25.

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